URANIUM ROYALTY CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Date and Time:	July 20, 2026, at 9:00 a.m. (Vancouver time)
Place:	1021 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada V6E 0C3

June 19, 2026

THE BOARD OF DIRECTORS OF URANIUM ROYALTY CORP. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

These materials are important and require your immediate attention. They require shareholders of Uranium Royalty Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 toll-free in North America or 1-416-304-0211 (international), by texting the word "INFO," to either number, or by email at assistance@laurelhill.com.

Dear Shareholder:

On behalf of our board of directors (the "**Board**") and management, we are pleased to invite you to attend a special meeting (the "**Meeting**") of the holders of common shares (the "**URC Shares**") of Uranium Royalty Corp. (the "**Company**" or "**URC**"), to be held in person at 1021 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada V6E 0C3 on July 20, 2026, at 9:00 a.m. (Vancouver time). In the notice of special meeting of shareholders and management information circular (the "**Information Circular**") accompanying this letter, you will find important information and instructions about how to participate at the Meeting.

Overview of the Arrangement

On April 16, 2026, the Company entered into an arrangement agreement (as amended, supplemented or otherwise modified from time to time, the "**Arrangement Agreement**") with certain affiliated entities of Orion Resource Partners (USA) LP (the "**Orion Sellers**") and HRG Metals LP ("**OTPP**", and together with the Orion Sellers, the "**Sweetwater Investors**"), a subsidiary of the Ontario Teachers' Pension Plan Board ("**OTPPB**"), pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in certain entities holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States (the "**Sweetwater Entities**") to a newly formed parent company ("**New URC**") and the Company for aggregate consideration to the Sweetwater Investors of approximately US$1.14 billion, payable in a combination of cash and shares of New URC. The transaction will be effected by way of a statutory plan of arrangement (the "**Arrangement**") under the *Canada Business Corporations Act* (the "**CBCA**") and will result in the combination of the Company and the Sweetwater Investors' approximately 92% interest in the Sweetwater Entities under New URC. Upon completion of the Arrangement, New URC will be the publicly traded parent of the combined group listed on the Nasdaq. At the Meeting, holders of URC Shares ("**Shareholders**") will be asked to consider and, if deemed advisable, to pass a special resolution (the "**Arrangement Resolution**") to approve the Arrangement.

Under the terms of the Arrangement Agreement, each Shareholder, other than those who validly exercise dissent rights pursuant to Section 190 of the CBCA (as modified by the Interim Order), will receive one common share of New URC (a "**New URC Share**") for each URC Share held, subject to approval of the Arrangement by the Shareholders, provided that certain eligible Canadian Shareholders will be entitled to elect, in respect of all or a portion of their URC Shares, to receive exchangeable shares of a Canadian subsidiary of New URC (the "**Exchangeable Shares**") in lieu of New URC Shares, on a one-for-one basis (the "**Consideration**"). Each Exchangeable Share will be exchangeable for one New URC Share (subject to customary adjustments) in accordance with the terms of the Arrangement Agreement.

Under the Arrangement, the Sweetwater Investors will receive approximately US$330 million in cash from the Company (the "**Cash Consideration**") and 223,252,749 New URC Shares (the "**Share Consideration**" and together with the Cash Consideration, the "**Purchase Consideration**") at a deemed value of US$3.64 per share, subject to adjustment under the Arrangement Agreement.

The Company also expects to use proceeds from a US$40 million subscription by Uranium Energy Corp. for subscription receipts of the Company at a price of US$3.64 per subscription receipt, together with other available liquidity, and may pursue additional external financing prior to closing of the Arrangement. Under the Arrangement Agreement, the proportion of cash and Share Consideration to be received by the Sweetwater Investors will be adjusted if the Company completes additional financing prior to closing. In such circumstances, the first US$52 million of net proceeds, and 80% of any excess net proceeds above US$92 million, will be applied to the Cash Consideration and will serve as the basis to reduce the Share Consideration otherwise issuable to the Sweetwater Investors under the Arrangement.

Recommendation of the Board and the Special Committee

A special committee of the Board, composed of independent directors (the "**Special Committee**"), has advised the Board that, after careful consideration of the fairness opinion of Paradigm Capital Inc. (the "**Paradigm Fairness Opinion**"), the financial advisor to the Special Committee, and such other matters as it considered relevant, including, among other things, (i) the review and consideration by the Special Committee of the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, (ii) the financial and legal advice received by the Special Committee in respect of the Arrangement, and (iii) the Special Committee's review of the alternatives reasonably available to the Company, the Special Committee has unanimously recommended to the Board that it authorize and approve the Company entering into the Arrangement and the performance of its obligations thereunder and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

After careful consideration, the Board, acting on the unanimous recommendation of the Special Committee, and based on its considerations and investigations, including a thorough review of the Arrangement, the Arrangement Agreement and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, has unanimously determined that the Arrangement is fair to the Shareholders and that the

Arrangement and the entering into of the Arrangement Agreement, are in the best interests of the Company. Accordingly, the Board unanimously recommends that Shareholders vote **FOR** the Arrangement Resolution.

Senior officers and directors of the Company, along with the Company's largest Shareholder, have entered into support and voting agreements with the Sweetwater Investors pursuant to which they have agreed to vote, or cause to be voted, all of the securities of the Company held or controlled by them in favour of the Arrangement Resolution (representing approximately 14.37% of the issued and outstanding URC Shares).

Reasons for the Recommendation

In the course of its evaluation of the Arrangement, the Board consulted with the Company's senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial, operational, and procedural factors, including the anticipated benefits of the Arrangement, the Board's knowledge of the business, financial condition and prospects of the Company, and the terms and conditions of the Arrangement Agreement. In summary, in reaching its unanimous recommendation that Shareholders vote **FOR** the Arrangement Resolution, the Board determined that the Arrangement presents a unique opportunity for the Company to create a larger, more diversified and cash-flowing royalty platform with significant long-term growth potential.

The following is a summary of certain business and strategic factors considered and relied upon by the Board in reaching its determinations:

- **Immediate and Significant Cash Flow.** The Arrangement adds a well-established, unique, cash-flowing royalty portfolio with relatively long mine lives. These interests are underpinned by established and experienced operators and generate significant cash flows. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Enhanced Scale and Market Visibility.** The additional future cash flows from the assets of the Sweetwater Entities uniquely position New URC with a strengthened balance sheet to carry out its business strategy of pursuing additional value-enhancing uranium royalty acquisitions. The transaction is also accretive to net asset value, cash flow and earnings per share. Among other things, the Arrangement is expected to position New URC more attractively to institutional investors and enhance its market visibility.

- **Addition of Supportive Institutional Shareholders.** On closing of the Arrangement, the Orion Sellers and OTPP are expected to hold approximately 43% and 16%, respectively (prior to the effects of any additional Concurrent Financing), of the outstanding New URC Shares. Each of them has agreed to execute the Investors' Rights Agreement at the closing of the Arrangement, which includes, among other things, agreements to vote in favour of management recommendations in respect of matters before shareholders of New URC for a period of two years after closing, subject to certain exceptions. They also include provisions providing for notices of certain sales and certain restrictions on dispositions, designed to help preserve control premiums for New URC Shareholders. See "*The Arrangement – Investors Rights Agreement*".

- **Strategic Land Position with Additional Optionality.** On closing of the Arrangement, New URC is expected to be one of the largest public company landowners in the United States (excluding real estate investment trusts) and one of the largest landowners in Wyoming (with approximately 850,000 acres of fee surface rights and approximately 4.5 million acres of mineral rights in fee). The Sweetwater Entities' extensive land package covers Wyoming's Green River Basin, the world's largest known trona deposit and provides an element of control uncommon in the royalty space. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Future Growth Profile.** The Sweetwater Operations have or are undertaking production expansions and, based on operator disclosures and information, are expected to increase attributable soda ash production capacity by over 60% in the coming years, without requiring material additional capital investment from New URC. Greenfield projects have the potential to further increase total royalty attributable capacity over the longer term. Additionally, the Sweetwater Operations include renewable development opportunities, greenfield trona potential, and non-trona land with optionality and potential for future growth. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Enhanced Uranium Optionality.** The Sweetwater Entities' land position provides potential uranium exploration in Wyoming, the leading U.S. state for uranium production and resources.

In the course of its deliberations, the Board also considered the various procedural and qualitative safeguards provided by the process leading up to the terms of the Arrangement Agreement and the protections available to Shareholders, including:

- **Review by Special Committee.** The Arrangement was reviewed and considered by the Special Committee, which consulted the Company's senior management and its financial and legal advisors, participated in the review and negotiation process, considered the terms and conditions of the Arrangement Agreement and related matters, and unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution. See "*The Arrangement – Recommendation of the Company Special Committee*".

- **Fairness Opinion.** The Special Committee took into account the Paradigm Fairness Opinion. The Paradigm Fairness Opinion stated that, as of April 15, 2026, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Paradigm considered relevant: (i) the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to the Company, and (ii) the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. See "*The Arrangement – Paradigm Fairness Opinion*" and "*Appendix "C" – Paradigm Fairness Opinion*", to this Information Circular.

- **Voting Support Agreements.** The Supporting Shareholders, who include the Company's directors, officers and its largest existing shareholder, who together hold or exercise control and direction over approximately 14.37% of the issued and outstanding URC Shares, entered into the Voting Support Agreements pursuant to which the Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution. See "*The Arrangement – Voting Support Agreements*".

- **Shareholder and Court Approval.** The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and by a simple majority of the votes cast on the Arrangement Resolution by such Shareholders, excluding URC Shares held by certain "related parties" and "interested parties" in accordance with MI 61-101. The Arrangement is also subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders. See "*The Arrangement – Shareholder Approval*" and "*The Arrangement – Court Approval*".

- **Ability to Close.** The likelihood, after consultation with the Company and the Sweetwater Investors' legal and other advisors, that the conditions to complete the Arrangement, including receiving each of the Key Regulatory Approvals and the Shareholder Approval, as well as the Pre-Closing Sweetwater Reorganization being completed, the Nasdaq Approval having been obtained and in full force and the Investors Rights Agreement having been executed, among other conditions, will be satisfied within the timeframe set out in the Arrangement Agreement. See "*The Arrangement – Conditions Precedent to the Arrangement*".

- **Dissent Rights.** Registered Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive the fair value for their URC Shares. See "*Dissent Rights*".

- **Comprehensive Arm's Length Negotiations.** The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Company and the Sweetwater Investors' legal and financial advisors. See "*The Arrangement – Background to the Arrangement*".

- **Tax Deferred Rollover.** Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes the Exchangeable Shares and to make a valid tax election with New URC pursuant to section 85 of the Tax Act to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their URC Shares for Exchangeable Shares. See "*The Arrangement – Description of the Plan of Arrangement*" and "*Tax Matters – Canadian Tax Matters*". In addition, the exchange of URC Shares for Exchangeable Shares is intended to qualify as a tax-deferred transaction under section 351 of the U.S. Tax Code for U.S. shareholders, subject to the limitations and qualifications described under "*Tax Matters – U.S. Tax Matters*."

In the course of its deliberations, the Board also considered certain risks and other considerations relating to the Arrangement, including that the Arrangement is expected to reduce the Company's near-term direct exposure to uranium price appreciation, that some of the anticipated trading and market benefits may depend on the orderly reduction over time of the Sweetwater Investors' ownership positions and that the long-term value associated with certain Sweetwater Entities assets may not be realized within currently anticipated timeframes or at all. Notwithstanding these considerations, the Board concluded that, on balance, the Arrangement is in the best interests of the Company.

The Board did not assign any relative weights to the foregoing factors or determine that any one factor was of greater importance than any other. The determination of the Board was made after consideration of all of the factors taken as a whole.

The reasons of the Special Committee and Board for recommending the Arrangement contain certain assumptions relating to forward-looking information, and such assumptions are subject to various risks. See "*Forward-Looking Statements*" and "*Risk Factors*".

Approval Requirements and Other Conditions

The Arrangement Resolution must be approved by: (i) not less than 66⅔% of the votes cast by Shareholders present in person or by proxy at the Meeting; and (ii) a simple majority of the votes cast in person or by proxy at the Meeting by Shareholders, excluding the votes cast by certain persons in accordance with MI 61-101. Under the rules and policies of the Toronto Stock Exchange, Shareholder approval of the transaction is required because it materially affects control of the Company and due to the potential issuance of equity in an aggregate number greater than 25% of the outstanding common shares of the Company, as more fully set forth in the Information Circular.

The Arrangement is subject to the fulfillment of certain conditions precedent, including, but not limited to, Shareholder approval having been obtained and the Supreme Court of British Columbia having approved the Arrangement, all as more particularly described in the notice of special meeting of shareholders and Information Circular.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF URC SHARES YOU OWN

The Board has set 4:30 p.m. (Vancouver time) on June 15, 2026, as the record date ("**Record Date**") for the determination of Shareholders that will be entitled to receive notice of and vote at the Meeting, and any adjournment or postponement of the Meeting.

Whether or not you plan to attend the Meeting, we encourage you to vote promptly. Please complete the enclosed form of proxy and submit it to our transfer agent, Computershare Investor Services Inc., as soon as possible, but **no later than 9:00 a.m. PDT on July 16, 2026,** or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying notice of special meeting of shareholders and Information Circular provide important information about the Arrangement and the Meeting. Please read this information carefully, and consult your own legal, tax, financial or other professional advisors.

If you have questions or need assistance with the completion and delivery of your enclosed form of proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or 1-416-304-0211 (international), by texting the word, "INFO" to either number, or by email at assistance@laurelhill.com.

On behalf of the Board, thank you for your consideration of this matter and your continued support.

Yours sincerely,

/s/ Scott Melbye

Chief Executive Officer, President and Director
Uranium Royalty Corp.

TABLE OF CONTENTS

URANIUM
ROYALTY CORP

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that, pursuant to an interim order made after application to the Supreme Court of British Columbia dated June 19, 2026, as the same may be amended, modified or varied (the "**Interim Order**"), a special meeting (together with any and all adjournments and postponements thereof, the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**URC Shares**") of Uranium Royalty Corp. ("**URC**" or "**Company**") will be held in person at 1021 West Hastings Street, Suite 2200, Vancouver, BC Canada V6E 0C3 on July 20, 2026, at 9:00 a.m. (Vancouver time), for the following purposes:

1. to consider, and, if deemed advisable, to approve, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth in "*Appendix "B" – Arrangement Resolution*" to the accompanying management information circular of the Company dated June 19, 2026, (the "**Information Circular**"), approving a proposed plan of arrangement and any amendments or variations thereto (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving the Company, certain affiliated entities of Orion Resource Partners (USA) LP (the "**Orion Sellers**") and HRG Metals LP ("**OTPP**" and together with the Orion Sellers, the "**Sweetwater Investors**"), a subsidiary of the Ontario Teachers' Pension Plan Board ("**OTPPB**") and the Shareholders, pursuant to which, among other things, Shareholders will receive one common share ("**New URC Share**") of a newly formed entity ("**New URC**") for each URC Share held, provided that certain eligible shareholders may elect to receive, in respect of all or a portion of their New URC Shares, exchangeable shares of a Canadian subsidiary of New URC in lieu of such New URC Share, on a one-for-one basis, and the transactions contemplated by the arrangement agreement dated April 16, 2026 among the Company and the Sweetwater Investors (as amended, supplemented or otherwise modified from time to time, the "**Arrangement Agreement**") will be effected, all as more particularly described in the Information Circular, and

2. to consider any such other business as may properly come before the Meeting.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution and the receipt of all regulatory and court approvals.

The board of directors of the Company (the "Board") has unanimously determined, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of the Company and is fair to Shareholders and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies this Notice of Special Meeting. A copy of the Arrangement Agreement outlining the terms of the Arrangement is available for inspection by Shareholders on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The record date (the "**Record Date**") for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting is 4:30 p.m. (Vancouver time) on June 15, 2026. Only Shareholders whose names were entered in the register of Shareholders at 4:30 p.m. (Vancouver time) on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting are requested to vote in advance by dating, signing and returning the accompanying form of proxy or voting instruction form for use at the Meeting. Alternatively, Shareholders may vote by telephone or via the internet by following the instructions found on the enclosed form of proxy or voting instruction form. To be effective, the proxy must be received by Computershare Investor Services Inc. not later than 9:00 a.m. PDT on July 16, 2026 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For information regarding voting or appointing a proxy by internet, see the form of proxy or voting instruction form for Shareholders and/or the section entitled "*Voting Information*" in the Information Circular.

Non-registered Shareholders who received a voting instruction form accompanying this Notice of Meeting through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Pursuant to the Interim Order and the provisions of section 190 of the *Canada Business Corporations Act* (as modified by the Interim Order, the Plan of Arrangement and any other order of the Court in respect of the Arrangement), if you are a registered shareholder you have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures outlined in the Plan of Arrangement, to be paid the fair value of your URC Shares. This right of dissent is described in the accompanying Information Circular under "*Dissent Rights*" and at "*Appendix "L" – Section 190 of the CBCA"*. If you fail to strictly comply with such dissent procedures, such failure may prejudice your right to dissent. If you are a beneficial Shareholder and wish to dissent, you should be aware that **ONLY REGISTERED SHAREHOLDERS ARE ENTITLED TO EXERCISE THE RIGHT OF DISSENT**. A dissenting Shareholder may only dissent with respect to all URC Shares held by such Shareholder as of the Record Date (and may not exercise their right to dissent in respect of only a portion of such registered shareholder's URC Shares). **It is recommended that you seek independent legal advice if you wish to exercise your right to dissent.**

YOUR VOTE IS VERY IMPORTANT. Whether or not you expect to attend the Meeting, where you may cast your vote in person, we urge you to cast your vote as promptly as possible by one of the methods below. A proxy may be revoked in the manner described in the accompanying Information Circular.

By using the internet at:

- www.investorvote.com (for registered shareholders)
- www.proxyvote.com (for beneficial shareholders)

By mailing your form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders)

By calling the telephone number printed on your form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders).

For further information on how to vote, please refer to the instructions on the accompanying form of proxy and the accompanying Information Circular. **Shareholders are reminded to review the Meeting Materials prior to voting.**

DATED at Vancouver, British Columbia, as of the 19th day of June, 2026

BY ORDER OF THE BOARD OF DIRECTORS

/s/ *Scott Melbye*
Scott Melbye
Chief Executive Officer, President and Director

URANIUM
ROYALTY CORP

MANAGEMENT INFORMATION CIRCULAR

In this management information circular ("**Information Circular**"), "**URC**", the "**Company**", "**we**", "**us**" and "**our**" mean Uranium Royalty Corp., as the context requires. "**You**", "**your**" and "**Shareholders**" mean holders of common shares in the capital of the Company ("**URC Shares**").

"**$**" means Canadian dollars and "**US$**" means United States dollars. All dollar amounts set forth in this Information Circular are expressed in Canadian dollars, unless otherwise indicated.

If you hold URC Shares through a broker, investment dealer, bank, trust company, nominee or other intermediary (each, an "**Intermediary**" and collectively the "**Intermediaries**"), you should contact your Intermediary for instructions and assistance in voting and surrendering the URC Shares that you beneficially own.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

This Information Circular is being furnished to Shareholders in connection with the solicitation of proxies by the management of the Company for use at the special meeting to be held at 9:00 a.m. (Vancouver time) on July 20, 2026, in person at 1021 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada V6E 0C3, and any adjournment(s) or postponement(s) thereof (the "**Meeting**") for the purposes set forth in the Notice of Meeting dated June 19, 2026 (the "**Notice of Meeting**"), which accompanies and is part of this Information Circular.

Voting Information

Who can vote

The board of directors (the "**Board**") of the Company has set 4:30 p.m. (Vancouver time) on June 15, 2026, as the record date (the "**Record Date**") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record ("**Registered Shareholders**") as of 4:30 p.m. (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Our authorized capital consists of an unlimited number of URC Shares and an unlimited number of preferred shares issuable in series. As of the Record Date, we had 146,825,558 URC Shares issued and outstanding and no preferred shares issued and outstanding. The URC Shares are the only shares entitled to be voted at the Meeting. Each URC Share entitles the holder to one vote. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each URC Share held.

At least two persons present and holding, or representing by proxy, not less than five percent (5%) of the URC Shares entitled to vote constitute quorum for the transaction of business at the Meeting.

Other than as set out in the following table, to the knowledge of our directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, URC Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding URC Shares as at June 15, 2026:

Name	Number of URC Shares	Percentage of Outstanding URC Shares
Uranium Energy Corp. ("**UEC**")	17,978,364[(1)]	12.24%

Notes:

(1) UEC also holds 10,989,011 subscription receipts acquired under the Concurrent Private Placement (as defined herein), which closed on May 1, 2026. Each subscription receipt entitles UEC to receive one URC Share immediately prior to the completion of the Arrangement.

Matters to be Voted on

At the Meeting, Shareholders will be voting on the Arrangement Resolution. To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least (i) 66 2/3% of the votes cast in person or by proxy at the Meeting by Shareholders; and (ii) a simple majority of the votes cast in person or by proxy at the Meeting by Shareholders, excluding the votes cast by certain persons in accordance with MI 61-101.

Solicitation of Proxies

Our management is soliciting your proxy. The Board has fixed 9:00 a.m. PDT, on July 16, 2026, or 48 hours (excluding Saturdays, Sundays or holidays) before any adjournment or postponement of the Meeting, as the time by which proxies to be acted upon at the Meeting must be deposited with the Company's transfer agent, Computershare Investor Services Inc. ("**Computershare**" or the "**Transfer Agent**"). The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting (the "**Meeting Chair**") at his or her discretion without notice. It is expected that the solicitation will be primarily by email or telephone. Proxies may also be solicited personally by employees of the Company. Such employees will not receive any extra compensation for such activities.

The Company has retained Laurel Hill Advisory Group to provide proxy solicitation services and shareholder communications advice for a fee of $150,000, in addition to certain out-of-pocket expenses. The Company may also reimburse brokers and other persons holding URC Shares in the name of nominees for their costs incurred in sending proxy materials to their principals in order to obtain their proxies. The cost of the solicitation will be borne by the Company. If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 416-304-0211 (International), by texting the word, "INFO", to 1-416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation. For greater certainty, to the extent that any information contained or provided on the Company's website or provided by Laurel Hill is inconsistent with this Information Circular, you should rely on the information provided in this Information Circular.

Voting by Registered Shareholders

Appointment of Proxyholders

Registered Shareholders hold URC Shares in their names ("**Registered Shareholders**") and such URC Shares are generally evidenced by a share certificate or a direct registration system advice ("**DRS Advice**"). Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each URC Share that such Shareholder held on June 15, 2026, on the resolutions to be voted upon at the Meeting and any other matter which may properly come before the Meeting.

The persons named as proxyholders (the "**Designated Persons**") in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, by 9:00 a.m. **(Vancouver time) on July 16, 2026**, or not less than 48 hours

(excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Meeting Chair on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of URC Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the voting instructions indicated in the proxy are certain, the URC Shares represented by the form of proxy will be voted or withheld from voting in accordance with those instructions. If a Shareholder specifies a choice on the proxy form with respect to a matter to be acted upon, the URC Shares represented will be voted or withheld from the vote on that matter accordingly. The URC Shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the URC Shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons. It is intended that the Designated Persons will vote the URC Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the Arrangement Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the URC Shares on any matter, the URC Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Beneficial Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are beneficial shareholders ("**Beneficial Shareholders**") because the URC Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank, or trust company through which they purchased the URC Shares. More particularly, a person is a Beneficial Shareholder in respect of URC Shares that are beneficially owned by that person but are registered either: (a) in the name of an intermediary (an "**Intermediary**") with which the Beneficial Shareholder deals with

in respect of the URC Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in NI 54-101, the Company has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders and has posted the Meeting Materials on the Company's website at www.uraniumroyalty.com and under the Company's profile at www.sedarplus.ca.

Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of URC Shares beneficially owned by the Beneficial Shareholders but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholders when submitting the proxy. In this case, the Beneficial Shareholders who wish to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the URC Shares which they beneficially own. Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Shareholder should strike out the name(s) of the management proxyholder(s) named in the form and insert the Beneficial Shareholder's name in the blank space provided. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

The Company may also use Broadridge's QuickVote™ service to assist eligible Beneficial Shareholders with voting their shares. Certain Beneficial Shareholders may be contacted by Laurel Hill Advisory Group by telephone to obtain voting instructions.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called "**OBOs**" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "**NOBOs**" for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for the distribution of proxy-related materials directly to NOBOs. The Company will pay for Intermediaries to forward the Meeting Materials to OBOs.

Notice-and-Access

The Company is not sending this Information Circular to Registered Shareholders or Beneficial Shareholders using "notice-and-access" as defined under NI 54-101.

United States Shareholders

This solicitation of proxies and voting instruction forms involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), are not applicable to the Company or this solicitation.

Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of Canada differ from those under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the CBCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Purpose of the Meeting

At the Meeting, Shareholders as of the Record Date will be asked to consider, and, if deemed advisable, to vote on the following items of business:

Arrangement Resolution

Shareholders will consider, and, if deemed advisable, approve, with or without variation, the Arrangement Resolution, the full text of which is set out in "*Appendix "B" – Arrangement Resolution*" to this Information Circular, approving the plan of arrangement and any amendments or variations thereto (the "**Arrangement"**) pursuant to section 192 of the *Canada Business Corporations Act* (the "**CBCA**"), involving the Company, certain affiliated entities of Orion Resource Partners (USA) LP (the "**Orion Sellers**") and HRG Metals LP ("**OTPP**" and together with the Orion Sellers, the "**Sweetwater Investors**"), a subsidiary of the Ontario Teachers' Pension Plan Board ("**OTPPB**") and the Shareholders, pursuant to which, among other things, Shareholders will receive one common share ("**New URC Share**") of a newly formed entity ("**New URC**") for each URC Share held, provided that certain eligible shareholders may elect to receive, in respect of all or a portion of their New URC Shares, exchangeable shares of a Canadian subsidiary of New URC in lieu of such New URC Share, on a one-for-one basis (the "**Consideration**") and the transactions contemplated by the arrangement agreement dated April 16, 2026, among the Company and the Sweetwater Investors (as amended, supplemented or otherwise modified from time to time, the "**Arrangement Agreement**").

For further information in respect of the Arrangement, see the section entitled "*The Arrangement*" in this Information Circular.

THE BOARD OF THE COMPANY HAS UNANIMOUSLY DETERMINED, AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS, THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND IS FAIR TO SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION. IT IS A CONDITION TO THE COMPLETION OF THE ARRANGEMENT THAT THE ARRANGEMENT RESOLUTION BE APPROVED AT THE MEETING.

Other Business

If other items of business are properly brought before the Meeting, you or your duly appointed proxyholder may vote on such matters. The Company is not aware of any other items of business to be considered at the Meeting.

Dilution Threshold and Creation of a Control Person

The TSX regulates the issuance or potential issuance of listed securities, such as the issuance of the Acquisition Securities (as defined below) in connection with the Arrangement. The TSX Company Manual requires shareholder approval for (i) transactions materially affecting control of the Company, which generally includes those transactions that result in a new shareholding of more than 20% of the voting securities of a company, pursuant to Section 604(a)(i) of the TSX Company Manual; and (ii) transactions involving the issuance or potential issuance of listed securities in an aggregate number greater than 25% of the outstanding voting securities of the Company, on a non-diluted basis, as at the closing date of the transaction, if the price per security is below market price, pursuant to Section 611(c) of the TSX Company Manual (the "**Dilution Threshold**").

Pursuant to Section 604(a)(i) of the TSX Company Manual, the TSX will generally require security holder approval as a condition of acceptance of a notice of a transaction involving the issuance or potential issuance of securities if, in the opinion

of the TSX, the transaction will "materially affect control" of the listed issuer. Under the TSX Company Manual, a transaction is considered to "materially affect control" if it gives any security holder or combination of security holders acting together the ability to influence the outcome of a vote of security holders, including the ability to block significant transactions. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or a combination of security holders acting together is generally considered to materially affect control, unless the circumstances indicate otherwise. Transactions resulting in a holding of less than 20% of the voting securities may also materially affect control, depending on the circumstances (collectively, to "**Materially Affect Control**").

Upon completion of the Arrangement, Orion will become a "Control Person" of New URC (as such term is defined in the *Securities Act* (British Columbia)). See "*Principal Securityholders of New URC*" in "*Appendix "H" – Information Relating to New URC*" to this Information Circular for more information.

Pursuant to Section 611(c) of the TSX Company Manual, in connection with the Arrangement: (i) up to 223,252,749 New URC Shares (prior to the effects of any additional Concurrent Financing) are issuable to the Sweetwater Investors by New URC as payment of the Share Consideration (forming part of the total Purchase Consideration under the Arrangement); and (ii) 10,989,011 URC Shares are issuable upon the conversion of subscription receipts acquired by UEC under the Concurrent Private Placement (collectively, the "**Acquisition Securities**"). On Closing, each URC Share will be exchanged on a one-for-one basis for New URC Shares (subject to any valid exercise of dissent rights and or election to receive Exchangeable Shares), and the total Acquisition Securities will represent approximately 159.9% through their ownership in New URC of the issued and outstanding share prior to the announcement of the Arrangement on an undiluted basis), which will be greater than 25% of the number of URC Shares issued and outstanding prior to the closing of the Arrangement on an undiluted basis.

CERTAIN INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

This Information Circular is dated June 19, 2026. The information contained in this Information Circular is given as of June 19, 2026, except where otherwise noted, and information contained in documents incorporated by reference herein is given as of the dates noted in those documents. All capitalized terms used in this Information Circular but not otherwise defined herein have the meaning set forth under "*Glossary of Terms*".

Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstance, create an implication that there has been no change in the information set forth herein since the date on which such information is given in this Information Circular.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

The information regarding the Sweetwater Entities contained in this Information Circular, including but not limited to the information contained in "*Appendix "G" – Information Relating to the Sweetwater Entities*", includes information provided by the Sweetwater Entities. Although the Company has no knowledge that would indicate that any of such information is untrue or incomplete, the Company does not assume any responsibility for the accuracy or completeness of such information or the failure by the Sweetwater Entities to disclose events that may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Company.

The information concerning the Company contained in this Information Circular, including but not limited to the information contained in "*Appendix "F" - Information Relating to the Company*", has been provided by the Company. Although the Sweetwater Entities have no knowledge that would indicate that any of such information is untrue or incomplete, the Sweetwater Entities do not assume any responsibility for the accuracy or completeness of such information or the failure by the Company to disclose events that may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Sweetwater Entities.

The Company has not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular. If any such information or representation is given or made, such information or representation should not be relied upon as having

been authorized or as being accurate. For greater certainty, to the extent that any information provided on the Company's website is inconsistent with this Information Circular, the information provided in this Information Circular should be relied upon.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

All summaries of, and references to, the Arrangement Agreement, voting support agreements and the Plan of Arrangement in this Information Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement and any amendments thereto, copies of which are available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca and the SEC's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") at www.sec.gov, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at "*Appendix "A" – Plan of Arrangement*" to this Information Circular. Shareholders are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

You should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with your own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end daily rates of exchange for C$1.00, expressed in U.S. dollars, posted by the Bank of Canada.

	Year ended April 30 (US$)		
	2025	**2024**	**2023**
High	0.7429	0.7617	0.7974
Low	0.6848	0.7207	0.7217
Average	0.7177	0.7407	0.7525
Closing	0.7240	0.7275	0.7365

	Nine months ended January 31 (US$)	
	2026	**2025**
High	0.7399	0.7429
Low	0.7082	0.6904
Average	0.7231	0.7222
Closing	0.7374	0.6904

	Three months ended March 31 (US$)	
	2026	**2025**
High	0.7399	0.7059
Low	0.7174	0.6848
Average	0.7290	0.6968
Closing	0.7174	0.6956

On June 18, 2026, the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars was C$1.00 equals US$0.7077.

Industry and Market Data

This Information Circular includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources, as well as industry and other data prepared by or on the Company's behalf. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and

reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Company believes that the market and economic data presented throughout this Information Circular are accurate and, with respect to data prepared by or on the Company's behalf, that the estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. Accordingly, the accuracy and completeness of this data is not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasts in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources and, accordingly, undue reliance should not be placed on such information.

Scientific and Technical Information

Except where otherwise stated, the disclosure herein, and in the documents incorporated by reference, relating to properties underlying the Company's royalty and other interests has been prepared in accordance with the exemption set forth in Section 9.2(1) of NI 43-101, and is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third-party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has received, and may from time to time receive, operating information from the owners and operators of these properties, which it is not permitted to disclose to the public. Darcy Hirsekorn, the Company's Chief Technical Officer, has supervised the preparation of and reviewed the technical information of the Company incorporated by reference herein. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in NI 43-101 and is registered as a professional geoscientist in Saskatchewan. As of the date hereof, Mr. Hirsekorn beneficially owns, directly or indirectly, less than 1% of the issued and outstanding URC Shares.

The scientific and technical information relating to the Sweetwater Entities' operations included herein (the "**Sweetwater Operations**") has been derived from the Sweetwater Technical Report. The Sweetwater Technical Report in respect of the Sweetwater Operations was prepared in accordance with NI 43-101. However, due to the nature of the Sweetwater Entities' royalties, the Sweetwater Entities and the Company have limited access to the underlying properties and related information and data. Accordingly, in completing the Sweetwater Technical Report, the qualified persons have relied upon the exemption contained in Section 9.2(2) of NI 43-101, which exempts holders of royalty or similar interests from completing those items of Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property to complete. As a result of relying on this exemption, certain items that would otherwise be required under Form 43-101F1 have not been completed in the Sweetwater Technical Report. Erik Hemstad, PE, and Susan Patton, PhD, RM-SME, each a "qualified person" as defined in NI 43-101, and are independent of the Company and the Sweetwater Entities. As of the date hereof, each of Ms. Patton and Mr. Hemstad beneficially own, directly or indirectly, less than 1% of the issued and outstanding URC Shares of the Company.

Mineral Resource and Reserve Information

Except where otherwise stated, the disclosure herein, and in the documents incorporated by reference herein, relating to properties underlying the Company's royalty and other interests has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in any of the Company's documents incorporated by reference herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with NI 43-101 and the CIM classification system or JORC or S-K 1300, as applicable. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards.

Forward Looking Statements

This Information Circular, including documents incorporated by reference herein, contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information"

within the meaning of Canadian securities legislation (collectively referred to as "**forward-looking information**"). All statements other than statements of historical fact are forward-looking information. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "potential" and similar expressions are intended to identify forward-looking information. Forward-looking information presented in such statements or disclosures may, among other things, relate to: the anticipated timing, structure and completion of the Arrangement, including source of funds and satisfaction of transaction conditions; anticipated benefits of the Arrangement, including expectations for enhanced operational scale and cashflow; the receipt and timing of required approvals; the ability of the Company and the Sweetwater Investors to satisfy the conditions precedent to, and complete, the Arrangement; the expected ownership, plans pertaining to and the capitalization and governance of New URC following completion of the Arrangement; the anticipated listing of New URC Shares on Nasdaq; the expected treatment of shareholders under the Arrangement, including the form of consideration and tax treatment of URC Shares exchanged in the Arrangement; the implementation of the Exchangeable Share structure and related agreements; the completion of the Pre-Closing Sweetwater Reorganization and related pre-closing steps; the expected treatment of Options in the Arrangement; continued support of major shareholders after the Arrangement Closing; continued operation life of existing soda ash operations and expansions of Greenfield soda ash projects; expectations regarding soda ash prices and soda ash supply and demand; conditions, trends and practices pertaining to the soda ash industry and other industries in which soda ash is used; future sales of Offered Shares under the Offering; use of funds; the ongoing operations of the properties in which the Company holds or may hold uranium interests and, with respect to the Sweetwater Entities, on which the operators of the Sweetwater Operations; future events or performance; the impact of general business and economic conditions; future financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; future capital expenditures and contractual commitments; expectations respecting future financial results; expectations with respect to the Company's financial position; expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; expectations regarding the Company's business plans, strategies, growth and results of operations; the financial and operational strength of counterparties; production volumes; mineral resources and mine life; and governmental regulatory regimes with respect to environmental matters.

Undue reliance should not be placed on forward-looking information, which is inherently uncertain, is based on estimates and assumptions, and is subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking information will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking information is based will in fact be realized. Actual results may differ, and the difference may be material and adverse to the Company and/or the Sweetwater Entities. Forward-looking information is provided for the purpose of providing information about the Company's and the Sweetwater Entities' management's current expectations and plans relating to the future. Reliance on such information may not be appropriate for other purposes, such as making investment decisions. Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company and Sweetwater, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Information Circular in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to: market prices of uranium; global economic and financial conditions; global political conditions and trade policies; demand for uranium; uranium supply; industry conditions; the ongoing operation of the properties in which the Company holds or may hold uranium interests; future operations and developments on the properties in which the Company holds or may hold interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Although we believe that these forward-looking statements are based on information and assumptions that are reasonable and complete, inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, which may cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to, the risks described in detail in the documents incorporated by reference herein and in this Information Circular, including in the section entitled "*Risk Factors*" in this Information Circular. Readers are cautioned not to place undue reliance on these forward-looking statements.

Factors that may cause actual results to vary materially include, but are not limited to the following:

- conditions to the closing of the Arrangement;
- unexpected liabilities related to the Arrangement;

- the nature of transactions;
- information provided by the Sweetwater Investors;
- pro forma financial information not being indicative of results following the Arrangement;
- regulatory risk;
- completion of the Arrangement being subject to the approval of Shareholders;
- the Arrangement Agreement may be terminated in certain circumstances;
- the number of New URC Shares or Exchangeable Shares not increasing or decreasing;
- the New URC Shares may have a market value different than expected;
- volatility of the trading price of URC Shares prior to the Effective Date;
- disruption of business relationships due to the Arrangement;
- termination fee may discourage competing acquisition proposals;
- restrictions on business during the pendency of the Arrangement;
- the Arrangement may give rise to litigation;
- the Arrangement may have tax consequences for Shareholders;
- reduced ownership and voting interest following the Arrangement;
- exchange rate risk;
- failure to realize expected benefits of the Arrangement;
- reliance on Sweetwater Entities management following closing;
- acquisition and related costs;
- diversion of management attention and impact on personnel retention;
- the combined business will differ from the Company on a standalone basis;
- dissent rights;
- integration of New URC not occurring as planned;
- inability to retain personnel;
- inability to maintain business relationships;
- failure to execute business strategy;
- risks related to international operations and regulatory compliance;
- volatility of New URC Share price;
- issuance of additional New URC Shares and market overhang;
- dividends not guaranteed;
- risks related to operation in volatile commodity markets;
- exposure to risk factors of the Company and Sweetwater Entities;
- new tax risks in new jurisdictions;
- commodity price risk;
- dilution from future issuances;
- Exchangeable Shares not being listed;
- Exchangeable Shares and New URC Shares having different rights;
- delay in exchange into New URC Shares;
- registration delays or issues;
- Exchangeable Shares being subject to early redemption;
- accelerated redemption triggers;
- adverse consequences of early redemption;
- limited rights against New URC;
- difficulty enforcing rights;
- potential taxable events;
- dependence on soda ash royalty revenues;
- indebtedness and Royalty Notes obligations;
- reliance on third-party operators;
- revenue concentration;
- dependence on export markets;
- development risks for soda ash projects;
- changes in ownership or management of operators;
- lack of diversification;
- substitution risk (soda ash alternatives);
- limited access to operational data;
- reliance on third-party calculations;
- audit limitations and disputes;
- loss of key personnel;
- operator performance risk;
- litigation risk;
- cybersecurity risk;
- pandemic and public health risks;
- indirect exposure to operator risks;
- mineral resource and reserve estimate risk;
- production forecast risk;
- exploration and development risks;
- permitting and licensing risks;
- competitive pressures;
- environmental, health and safety risks;

- exposure to renewable energy project risks; and
- the other factors discussed under "*Risk Factors*" herein and in the Annual Information Form.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed in the "Cautionary Statement on Forward-Looking Statements" section of our Management's Discussion and Analysis for the year ended April 30, 2025, and subsequent filings, which can be found under the Company's issuer profiles on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

The forward-looking information contained in this Information Circular (including the documents incorporated by reference herein) are made as of the date hereof and thereof and the Company and the Sweetwater Entities undertake no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable Securities Laws. Because of the risks, uncertainties and assumptions contained herein and in the documents incorporated by reference herein, Shareholders should not place undue reliance on forward-looking information. The forward-looking information contained herein are expressly qualified in their entirety by this cautionary statement.

Use of Non-IFRS and Non-GAAP Financial Measures and Ratios

The financial statements for the Company and the Sweetwater Entities incorporated by reference or contained in this Information Circular have been presented in Canadian dollars and United States dollars, respectively, and in accordance with IFRS Accounting Standards in the case of the Company and in accordance with U.S. GAAP in the case of the Sweetwater Entities. This Information Circular refers to "adjusted EBITDA", "free cash flow" and "Net Debt", which are non-IFRS and non-GAAP financial measures that are not measures recognized under IFRS Accounting Standards or U.S. GAAP, do not have a standardized meaning prescribed by IFRS Accounting Standards and U.S. GAAP and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from the Company's and, where applicable, the Sweetwater Entities' financial statements, and applied on a consistent basis as appropriate. Management for the Company discloses these financial measures and ratios because management believes they assist readers in understanding the results of the Company and, where applicable, the Sweetwater Entities' operations and financial position and provide further information about financial results to investors.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS Accounting Standards. Additional information on the financial measures and ratios included in documents which are incorporated by reference or are included as an appendix to this Information Circular can be found in those documents. The Company's Annual MD&A is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Presentation of Financial Information and Pro Forma Statements

This Information Circular contains unaudited *pro forma* consolidated financial statements for the Company as at January 31, 2026, for the nine-month period ended January 31, 2026, and for the year ended April 30, 2025, giving effect to the Arrangement and any Concurrent Private Placement (as defined herein), attached hereto as Schedule "A" *to "Appendix "H" – Information Relating to New URC*" (the "**Pro Forma Financial Statements**"). As the Company and the Sweetwater Entities have different financial year ends, the Pro Forma Financial Statements have been prepared using interim financial information from the Sweetwater Financial Statements to align the reporting periods with those of the Company, such that the difference between the respective financial periods does not exceed 93 days, in accordance with subsection 8.4(4)(c) of NI 51-102. The line items of the Pro Forma Financial Statements have been prepared in accordance with accounting policies that are permitted by IFRS and the financial reporting framework specified in subsection 3.14 of NI 52-107 for acceptable accounting policies for pro forma financial statements.

The Pro Forma Financial Statements have been prepared from information derived from, and should be read in conjunction with: (i) the audited annual consolidated financial statements of the Company as at and for the financial years ended April 30, 2025 and 2024, together with the notes thereto, and the auditors reports thereon; (ii) the unaudited interim consolidated financial statements of the Company for the three and nine months ended January 31, 2026, together with the notes thereto; and (iii) the Sweetwater Financial Statements, attached hereto as Schedule "A" to "*Appendix "G" – Information Relating to the Sweetwater Entities*".

Pro forma financial information included in this Information Circular is for informational purposes only and is unaudited. The Pro Forma Statements of Income assume that the Arrangement occurred on May 1, 2024, and the Pro Forma Statement of Financial Position assumes that the Arrangement occurred on January 31, 2026. In preparing the Pro Forma Financial Statements, the Company has not independently verified the financial information of the Sweetwater Entities. The Pro Forma Financial Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of adjustments to the Closing Cash Payment pursuant to the Arrangement Agreement may differ from the amounts reflected in the Pro Forma Financial Statements. Since the Pro Forma Financial Statements have been developed to retroactively show the effect of transactions that are expected to occur at a later date, and even though such statements were prepared following generally accepted principles using reasonable assumptions, the Pro Forma Financial Statements reflect limitations inherent in the very nature of pro forma data. Undue reliance should not be placed on the Pro Forma Financial Statements.

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Information Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined under "Glossary of Terms" in this Information Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Information Circular.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the Arrangement Resolution with respect to the Arrangement, and to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Date, Time and Place

A special meeting of Shareholders will be held in person at the offices of Sangra Moller, Suite 2200, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 on July 20, 2026 at 9:00 a.m. (Vancouver time).

See "*Notice of Special Meeting*".

Record Date

The Record Date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is as of 4:30 p.m. (Vancouver time) on June 15, 2026.

Background to the Arrangement

See "*The Arrangement – Background to the Arrangement*" for a summary of the main events that led to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the Company, the Sweetwater Investors, and their respective advisors, that preceded the execution of the Arrangement Agreement and the public announcement of the Arrangement.

Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least (i) 66 2/3% of the votes cast in person or by proxy at the Meeting by Shareholders; and (ii) a simple majority of the votes cast in person or by proxy at the Meeting by Shareholders, excluding the votes cast by certain persons in accordance with MI 61-101 (the "**Shareholder Approval**").

See "*The Arrangement – Shareholder Approval*" and "*Securities Law Matters – Canadian Securities Law Matters*".

Summary of the Arrangement

On April 16, 2026, the Company and the Sweetwater Investors entered into the Arrangement Agreement, pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in the Sweetwater Entities to New URC and the Company for aggregate consideration to the Sweetwater Investors of approximately US$1.14 billion, payable in a combination of cash and equity. On completion of the Arrangement, the Sweetwater Investors will receive approximately US$330 million in cash from the Company (the "**Cash Consideration**") and 223,252,749 common shares of New URC (the "**Share Consideration**" and together with the Cash Consideration, the "**Purchase Consideration**") at a deemed value of US$3.64 per share, subject to adjustment under the Arrangement Agreement.

The Arrangement will be effected by way of the Plan of Arrangement under the CBCA and will result in the combination of the Company and the Sweetwater Investors' approximately 92% interest in the Sweetwater Entities under New URC. Upon completion of the Arrangement, Shareholders will become New URC Shareholders, which will be the publicly traded parent of the combined group listed on Nasdaq, provided that Eligible Holders will be entitled to elect, in respect of all or a portion of their URC Shares, to receive Exchangeable Shares in lieu of New URC Shares, on a one-for-one basis.

Pursuant to the Plan of Arrangement, each Shareholder, other than those who validly exercise Dissent Rights, will receive the Consideration, subject to approval of the Arrangement by the Shareholders. Eligible Holders will be entitled to elect, in respect of all or a portion of their URC Shares, to receive Exchangeable Shares in lieu of New URC Shares, on a one-for-one basis. Each Exchangeable Share will be exchangeable for one New URC Share (subject to customary adjustments) in accordance with its terms.

To finance the Cash Consideration, the Company will use available liquidity and may also pursue external financing (the "**Concurrent Financing**"). The decision to pursue the Concurrent Financing is at the sole discretion of the Company and may or may not be completed. Under the Arrangement Agreement, the proportion of cash and New URC Shares to be received by the Sweetwater Investors will be adjusted if the Company completes any Concurrent Financing prior to the Effective Date. In such circumstances, the first US$52 million of net proceeds, and 80% of any excess net proceeds above US$92 million will be applied to the Cash Consideration and will serve as the basis to reduce the Share Consideration otherwise issuable to the Sweetwater Investors under the Arrangement.

Following completion of the Arrangement, it is expected that: (i) the current management team and board of directors of the Company will continue as the management team and board of directors of New URC; (ii) the Sweetwater Investors will be entitled to nominate up to three individuals for appointment to the board of directors of New URC; and (iii) the Shareholders, Orion and OTPP will hold approximately 41%, 43% and 16%, respectively, of the outstanding equity interests of New URC, in each case on a fully diluted basis, subject to adjustment to reflect the final amount and terms of any Concurrent Financing and any resulting adjustment to the equity component of the purchase price.

Prior to giving effect to the Arrangement, the parties have agreed to complete the Pre-Closing Sweetwater Reorganization, in accordance with, and subject to, the terms of the Arrangement Agreement, wherein:

- the Sweetwater Investors will complete the upstream distribution of UPX Minerals Inc. to the existing indirect owners of Sweetwater Trona Fund LP; and

- the Sweetwater Investors have formed New URC under the laws of Delaware and will contribute their interest in the Sweetwater Entities (except for certain interest in the Aggie Entities) in exchange for New URC Shares.

Following which transactions, the Sweetwater Investors will own, collectively, 100% of New URC, and New URC will own, directly or indirectly, an aggregate 92% interest in the Sweetwater Entities.

See "*The Arrangement – General Description of the Plan of Arrangement*", "*The Arrangement Agreement - Conditions Precedent to the Arrangement*", "*The Arrangement - Procedure for the Arrangement to Become Effective*", "*The Arrangement - Election and Exchange Procedure*" and "*Tax Matters – Canadian Tax Matters*".

Uranium Royalty Corp.

The Company is a company existing under the CBCA and is headquartered in Vancouver, Canada. The URC Shares are listed on the TSX under the symbol "URC" and on the Nasdaq Capital Market under the symbol "UROY".

The Company's primary business is the acquisition of: (i) royalties, streaming and other interests on uranium projects, (ii) physical uranium holdings, and (iii) investments in companies with exposure to uranium and physical uranium, including raw materials critical for uranium production, as part of our long-term strategy to gain direct exposure to uranium prices without direct operating costs and concentrated risks that are associated with exploration, development and mining. The Company currently holds and manages a portfolio of geographically diversified interests, including royalties in uranium mines and projects in Canada, the United States, Namibia and Spain and a significant inventory of physical uranium.

See "*Information Relating to the Company*".

The Sweetwater Entities

The Sweetwater Entities operate a Wyoming-focused royalty and landholding business headquartered in Lakewood, Colorado. The Sweetwater Entities are a significant land and mineral rights holder, maintaining a substantial footprint across the mining-friendly jurisdictions of Wyoming and Utah. The Sweetwater Entities' primary asset is its portfolio of royalty and related

payment interests under sodium lease agreements associated with five operating and two advanced Greenfield natural soda ash projects located in Wyoming and operated by leading global industry participants, including WE Soda, Tata Chemicals, Şişecam Wyoming and American Soda.

See "*Information Relating to the Sweetwater Entities*".

New URC

New URC has been formed as a Delaware corporation under the name "Uranium Royalty Corp." to facilitate the combination between the Company and the Sweetwater Investors under the Plan of Arrangement in accordance with the Arrangement Agreement. Upon completion of the Arrangement, New URC will be the ultimate parent entity and will carry on the business of each of the Company and of the Sweetwater Entities.

See "*Information Relating to New URC*".

CallCo and ExchangeCo

CallCo has been formed as a British Columbia unlimited liability company under the name "UROY CallCo ULC" and is a directly and wholly-owned Subsidiary of New URC formed for the purpose of effecting the Arrangement.

ExchangeCo has been incorporated as a British Columbia company under the name "UROY ExchangeCo Ltd." and is a direct wholly-owned Subsidiary of CallCo. ExchangeCo currently has no material assets and has not carried on any business except in accordance with its role as a party to the Arrangement Agreement.

See "*Information Relating to ExchangeCo and CallCo*".

Recommendation of the Board

Based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the fairness opinion (the "**Paradigm Fairness Opinion**") of Paradigm Capital Inc. ("**Paradigm**") and other relevant matters, and having received the unanimous recommendation of the Special Committee, which takes into account, among other things, the Paradigm Fairness Opinion, the Board unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders. **The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.**

See "*The Arrangement – Recommendation of the Board*".

Reasons for the Recommendation

In the course of their evaluation, the Board carefully considered a variety of factors with respect to the Arrangement, including, but not limited to, the following (which factors are not necessarily presented in order of relative importance):

- **Immediate and Significant Cash Flow.** The Arrangement adds a well-established, unique, cash-flowing royalty portfolio with relatively long mine lives. These interests are underpinned by established and experienced operators and generate significant cash flows. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Enhanced Scale and Market Visibility.** The additional future cash flows from the assets of the Sweetwater Entities uniquely position New URC with a strengthened balance sheet to carry out its business strategy of pursuing additional value-enhancing uranium royalty acquisitions. The transaction is also accretive to net asset value, cash flow and earnings per share. Among other things, the Arrangement is expected to position New URC more attractively to institutional investors and enhance its market visibility.

- **Addition of Supportive Institutional Shareholders.** On closing of the Arrangement, the Orion Sellers and OTPP are expected to hold approximately 43% and 16%, respectively (prior to the effects of any additional Concurrent Financing), of the outstanding New URC Shares. Each of them has agreed to execute the Investors Rights Agreement at the closing of the Arrangement, which includes, among other things, agreements to vote in favour of management

recommendations in respect of matters before shareholders of New URC for a period of two years after closing, subject to certain exceptions. They also include provisions providing for notices of certain sales and certain restrictions on dispositions, designed to help preserve control premiums for New URC Shareholders. See "*The Arrangement – Investors Rights Agreement*".

- **Strategic Land Position with Additional Optionality.** On closing of the Arrangement, New URC is expected to be one of the largest public company landowners in the United States (excluding real estate investment trusts) and one of the largest landowners in Wyoming (with approximately 850,000 acres of fee surface rights and approximately 4.5 million acres of mineral rights in fee). The Sweetwater Entities' extensive land package covers Wyoming's Green River Basin, the world's largest known trona deposits, and provides an element of control uncommon in the royalty space. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Future Growth Profile.** The Sweetwater Operations have or are undertaking production expansions and, based on operator disclosures and information, are expected to increase attributable soda ash production capacity by over 60% in the coming years, without requiring material additional capital investment from New URC. Greenfield projects have the potential to further increase total royalty attributable capacity over the longer term. Additionally, the Sweetwater Operations include renewable development opportunities, greenfield trona potential, and non-trona land with optionality and potential for future growth. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Enhanced Uranium Optionality.** The Sweetwater Entities' land position provides potential uranium exploration in Wyoming, the leading U.S. state for uranium production and resources.

In the course of its deliberations, the Board also considered the various procedural and qualitative safeguards provided by the process leading up to the terms of the Arrangement Agreement and the protections available to Shareholders, including:

- **Review by Special Committee.** The Arrangement was reviewed and considered by the Special Committee, which consulted the Company's senior management and its financial and legal advisors, participated in the review and negotiation process, considered the terms and conditions of the Arrangement Agreement and related matters, and unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution. See "*The Arrangement – Recommendation of the Company Special Committee*".

- **Fairness Opinion.** The Special Committee took into account the Paradigm Fairness Opinion. The Paradigm Fairness Opinion stated that, as of April 15, 2026, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Paradigm considered relevant: (i) the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to the Company, and (ii) the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. See "*The Arrangement – Paradigm Fairness Opinion*" and "*Appendix "C" – Paradigm Fairness Opinion*", to this Information Circular.

- **Voting Support Agreements.** The Supporting Shareholders, who include the Company's directors, officers and its largest existing shareholder, who together hold or exercise control and direction over approximately 14.37% of the issued and outstanding URC Shares, entered into the Voting Support Agreements pursuant to which the Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution. See "*The Arrangement – Voting Support Agreements*".

- **Shareholder and Court Approval.** The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and by a simple majority of the votes cast on the Arrangement Resolution by such Shareholders, excluding URC Shares held by certain "related parties" and "interested parties" in accordance with MI 61-101. The Arrangement is also subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders. See "*The Arrangement – Shareholder Approval*" and "*The Arrangement – Court Approval*".

- **Ability to Close.** The likelihood, after consultation with the Company and the Sweetwater Investors' legal and other advisors, that the conditions to complete the Arrangement, including receiving each of the Key Regulatory Approvals and the Shareholder Approval, as well as the Pre-Closing Sweetwater Reorganization being completed, the Nasdaq Approval having been obtained and in full force and the Investors Rights Agreement having been executed, among other conditions, will be satisfied within the timeframe set out in the Arrangement Agreement. See "*The Arrangement – Conditions Precedent to the Arrangement*".

- **Dissent Rights.** Registered Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive the fair value for their URC Shares. See "*Dissent Rights*".

- **Comprehensive Arm's Length Negotiations.** The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Company and the Sweetwater Investors' legal and financial advisors. See "*The Arrangement – Background to the Arrangement*".

- **Tax Deferred Rollover.** Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes the Exchangeable Shares and to make a valid tax election with New URC pursuant to section 85 of the Tax Act to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their URC Shares for Exchangeable Shares. See "*The Arrangement – Description of the Plan of Arrangement*" and "*Tax Matters – Canadian Tax Matters*". In addition, the exchange of URC Shares for Exchangeable Shares is intended to qualify as a tax-deferred transaction under section 351 of the U.S. Tax Code for U.S. shareholders, subject to the limitations and qualifications described under "*Tax Matters – U.S. Tax Matters*."

See "*The Arrangement – Reasons for the Recommendation*".

The reasons of the Special Committee and the Board contain forward-looking information and are subject to various risks and assumptions. See "*Forward-Looking Statements*".

Paradigm Fairness Opinion

On April 14, 2026, Paradigm rendered its oral opinion to the Special Committee, which was subsequently confirmed in writing to the effect that, as of April 15, 2026 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion (which was provided on a fixed-fee basis) and such other factors that Paradigm considered relevant: (i) the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to the Company, and (ii) the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

This summary of the Paradigm Fairness Opinion is qualified in its entirety by reference to the full text of the Paradigm Fairness Opinion. A copy of the Paradigm Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Paradigm, is attached as "*Appendix "C" – Paradigm Fairness Opinion*" to this Information Circular.

See "*The Arrangement – Paradigm Fairness Opinion*".

Exchangeable Shares and Related Agreements

The Exchangeable Shares will be issued by ExchangeCo, an indirect, wholly owned Subsidiary of New URC, and will carry substantially equivalent economic entitlements to those of the New URC Shares, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See "*Risk Factors - Risks Relating to the Exchangeable Shares*."

A Shareholder who is an Eligible Holder will have the opportunity (i) to elect to receive, for each URC Share, all or a portion of the Consideration in the form of Exchangeable Shares, and (ii) where such Shareholder has validly elected to receive Exchangeable Shares as the Consideration, to make a joint tax election with ExchangeCo to obtain a full or partial Canadian tax deferral of any capital gain that would otherwise arise on a disposition of their URC Shares.

Each Exchangeable Share is immediately exchangeable for one New URC Share at the discretion of the holder thereof, and entitles the holder to dividends equivalent to those paid on New URC Shares. Holders of Exchangeable Shares will be able to direct the voting of a proportionate number of votes at New URC Shareholder meetings through a Special Voting Share to be issued by New URC.

In connection with the Exchangeable Share structure, New URC, CallCo and ExchangeCo will enter into the Exchangeable Share Support Agreement, and New URC, CallCo, ExchangeCo and the Trustee will enter into the Voting and Exchange Trust Agreement.

See "*Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares*".

Voting and Exchange Trust Agreement

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the Beneficiaries. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the voting rights attached to the Exchangeable Shares. Holders of Exchangeable Shares can direct the Trustee as to how to vote their Exchangeable Shares on an as-converted-to-New URC-Shares basis. The Trustee will hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries.

See "*Description of Exchangeable Shares and Related Agreements - Voting and Exchange Trust Agreement*".

Exchangeable Share Support Agreement

The Exchangeable Share Support Agreement will, among other things, provide ExchangeCo and CallCo, in addition to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, the right to purchase Exchangeable Shares from the holders thereof (other than New URC and its affiliates) upon the occurrence of certain events, as specified in the Exchangeable Share Support Agreement. Further, the Exchangeable Share Support Agreement provides for the protection of the "economic equivalence" with respect to the New URC Shares and the Exchangeable Shares, provides for New URC Shares issuable upon exchange of the Exchangeable Shares to be issued in offshore transactions pursuant to Regulation S under the U.S. Securities Act, and contemplates that New URC use its commercially reasonable efforts to effect the registration of the New URC Shares issuable in connection with the Exchangeable Share Support Agreement for resale.

See "*Description of Exchangeable Shares and Related Agreements - Exchangeable Share Support Agreement*".

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form has been mailed, together with this Information Circular, to each person who was a Registered Shareholder on the Record Date. Beneficial Shareholders who hold their URC Shares through an Intermediary should not complete the Letter of Transmittal and Election Form unless specifically instructed to do so by their Intermediary.

Each Registered Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying certificate(s) representing URC Shares, if any, and all other required documents, in order to receive the Consideration to which such Shareholder is entitled under the Arrangement. It is recommended that Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying certificate(s) representing URC Shares, if any, to the Depositary as soon as possible. Registered Shareholders that hold their URC Shares in book-entry or other uncertificated form may deliver their URC Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form, in accordance with the instructions in the Letter of Transmittal and Election Form.

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Registered Shareholder except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by the Company, New URC and ExchangeCo that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) representing the URC Shares, if any, received with the Letter of Transmittal and Election Form will be promptly returned to the Registered Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

Once provided to Registered Shareholders, the Letter of Transmittal and Election Form will also be made available under the Company's issuer profiles on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

See "*The Arrangement - Letter of Transmittal and Election Form*" and "*The Arrangement - Beneficial Shareholders Receiving New URC Shares*".

Election Procedure

Each Eligible Holder who is a Registered Shareholder, or Registered Shareholder holding URC Shares on behalf of an Eligible Holder (as applicable), will have the right to elect in the Letter of Transmittal and Election Form to receive the Consideration set out below. Each Shareholder who is not an Eligible Holder will not have the right to make an election and will receive one New URC Share for each URC Share at the Effective Time of the Arrangement.

Only Registered Shareholders must complete the Letter of Transmittal and Election Form. Eligible Holders whose URC Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those URC Shares, if any, and making, if applicable, an election with respect to the form of the Consideration they wish to receive. The Intermediary's deadline for electing Exchangeable Shares may be earlier than the Election Deadline set by the Company. Shareholders who are not Registered Shareholders are encouraged to reach out to their Intermediary as early as possible for instructions on how to elect Exchangeable Shares.

If you are an Eligible Holder, to make a valid election as to the form of the Consideration that you wish to receive under the Arrangement, you (or your Intermediary on your behalf) must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing URC Shares, if any, to the Depositary prior to the election deadline, being the date and time determined in accordance with the Plan of Arrangement and announced by the Company by news release (the "Election Deadline"), which news release will be disseminated at least seven (7) trading days prior to the Election Deadline. For greater certainty, references to the Election Deadline in this Information Circular include references to an alternative election to receive Exchangeable Shares in a manner that is reasonably acceptable to the Company prior to the Effective Time, as permitted by the Plan of Arrangement and as the context requires.

The Election Deadline will be the date and time specified in a news release issued by the Company prior to the Effective Date. The Company will provide at least five (5) Business Days' notice of the Election Deadline subject to any subsequent extension provided that at least one (1) Business Day advance notice will be provided by the Company.

Only Eligible Holders may elect, in respect of all or any portion of their URC Shares, to receive, for each URC Share, one Exchangeable Share. Shareholders who are Eligible Holders wishing to jointly file with ExchangeCo a section 85 election under the Tax Act (in order to obtain a full or partial tax deferral for Canadian income tax purposes in respect of the transfer of their URC Shares) must elect to receive Exchangeable Shares as part of the Consideration in respect of such transfer prior to the Election Deadline. See "*Election and Exchange Procedure - Tax Elections*" and " *Tax Matters – Canadian Tax Matters - Holders Resident in Canada*".

An election to receive the Exchangeable Shares and file a section 85 election to obtain the full or partial tax deferral, as set out above, will have been properly made by Eligible Holders only if ExchangeCo has received, by the Election Deadline, a Letter of Transmittal and Election Form properly completed and signed and accompanied by the certificate(s) representing the URC Shares, if any, to which the Letter of Transmittal and Election Form relates, properly endorsed or otherwise in proper form for transfer, together with all other required documents.

The determination of the Company, New URC and ExchangeCo as to whether elections have been properly made and when elections were received by the Depositary will be binding. **ELIGIBLE HOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR FOR WHOM THE COMPANY, NEW URC AND EXCHANGECO DETERMINE THAT THEIR ELECTION WAS NOT PROPERLY MADE WITH RESPECT TO ANY URC SHARES, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE, FOR EACH URC SHARE, ONE NEW URC SHARE.** The Depositary may, with the agreement of the Company, New URC and ExchangeCo, make such procedures as are consistent with the Arrangement for the implementation of the elections contemplated by the Arrangement and as are necessary or desirable to fully effect such elections.

See "*The Arrangement - Election and Exchange Procedure*".

Beneficial Shareholders Receiving New URC Shares

Beneficial Shareholders that will receive New URC Shares as the Consideration under the Arrangement should be aware that such New URC Shares will be held in the name of Cede & Co on behalf of the Depository Trust Company ("**DTC**"). The Intermediary that the Beneficial Shareholder deals with in respect of its URC Shares may or may not be able to accept New URC Shares held at the DTC. Beneficial Shareholders should contact such Intermediary to confirm whether any additional steps are required to receive New URC Shares including, but not limited to, actions relating to such beneficial Shareholder becoming a registered holder with respect to such New URC Shares, or to receive Exchangeable Shares in the case of beneficial Shareholders who are Eligible Holders.

No Fractional Shares

In no event will any Shareholder be entitled to a fractional New URC Share or a fractional Exchangeable Share. Where the aggregate number of New URC Shares or Exchangeable Shares, as the case may be, to be issued to a Shareholder as Consideration under the Arrangement would result in a fraction of a New URC Share or an Exchangeable Share being issuable, the number of New URC Shares or Exchangeable Shares, as the case may be, to be received by such Shareholder will be rounded down to the nearest whole New URC Share or Exchangeable Share, as applicable. No payment or other adjustment shall be made with respect to the fractional interest so disregarded.

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, the Company has agreed to, among other things, call the Meeting to seek the approval of Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order. The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement and any amendments thereto, copies of which are available on SEDAR+ at www.sedarplus.ca under the Company's profile and on EDGAR at www.sec.gov.

See "*The Arrangement Agreement*".

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type, which are summarized in this Information Circular.

See "*The Arrangement Agreement - Covenants*" and "*The Arrangement Agreement - Representations and Warranties*".

Conditions to the Arrangement

The obligations of the Company and the Sweetwater Investors to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement, which are summarized in this Information Circular. These conditions include, among others: (i) the Pre-Closing Sweetwater Reorganization shall have been consummated; (ii) receipt of the Shareholder Approval; (iii) the granting of the Final Order; (iv) receipt of the Key Regulatory Approvals; (v) the Nasdaq Approval having been obtained and remaining in full force and effect; (vi) the Investors Rights Agreement having been duly executed and delivered by the parties thereto; (vii) the Intercompany Loan Agreement (as defined in the Plan of Arrangement) having been duly executed by the Company and CallCo and delivered to the parties thereto; and (viii) the absence of a URC Material Adverse Effect with respect to the Company and a Sweetwater Material Adverse Effect with respect to the Sweetwater Investors.

See "*The Arrangement Agreement - Conditions Precedent to the Arrangement*".

Non-Solicitation Provisions

The Company is subject to restrictions on its ability to solicit proposals from third parties with respect to Acquisition Proposals, to provide non-public information to, or to participate or engage in discussions or negotiations with third parties or take certain other actions regarding any Acquisition Proposal.

See "*The Arrangement Agreement - Covenants - Non-Solicitation*".

Termination of the Arrangement Agreement

The Arrangement Agreement contains certain termination rights, including, among others: (a) the right of the Company and the Sweetwater Investors to terminate the Arrangement Agreement by mutual written agreement; (b) the right of either the Company or the Sweetwater Investors to terminate the Arrangement Agreement if either (i) the Effective Time has not occurred on or prior to the Outside Date, or (ii) if any applicable Law has been enacted or made that permanently prohibits, enjoins or renders illegal the consummation of the transactions, in each case subject to certain conditions, including that the terminating party is not in breach of the Arrangement Agreement in a manner that has been the primary cause of such event; (c) the right of either the Company or the Sweetwater Investors to terminate the Arrangement Agreement if the Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, applicable Law and the Arrangement Agreement; and (d) the right of either the Company or the Sweetwater Investors to terminate the Arrangement Agreement, subject to certain cure rights, in the event of a breach by the other party of its representations, warranties or covenants that would cause the related closing conditions in favour of the terminating party not to be satisfied, provided that the terminating party is not then in breach of the Arrangement Agreement so as to cause the related closing conditions in favour of the other party not to be satisfied.

See "*The Arrangement Agreement - Termination of the Arrangement Agreement*".

Termination Fee

If the Arrangement Agreement is terminated by either the Company or the Sweetwater Investors because the required Shareholder Approval is not obtained, and such termination did not result primarily from a breach by the Sweetwater Investors, the Company must reimburse the Sweetwater Investors for their reasonable and documented out-of-pocket fees, costs and expenses up to a maximum of US$3,000,000.

In addition, the Company must pay a US$17,000,000 Shareholder Approval Termination Payment if: (i) a bona fide Acquisition Proposal for the Company has been made, publicly announced or otherwise publicly disclosed, or any person or group has publicly disclosed an intention to make an Acquisition Proposal; and (ii) within 12 months after termination, the Company or any of its subsidiaries enters into, accepts or approves a definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated.

See "*The Arrangement Agreement - Termination of the Arrangement Agreement - Termination Fee*".

Court Approval

The Arrangement requires approval by the Court under the CBCA. Prior to the mailing of this Information Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as "*Appendix "D" – Interim Order*". A copy of the notice of hearing petition in respect of the hearing of the Company's application for the Final Order is attached hereto as "*Appendix "E" – Notice of Hearing Petition*".

Subject to the receipt of the Shareholder Approval at the Meeting, the hearing of the Company's application for the Final Order is expected to take place on July 23, 2026, at 9:45 a.m. (Vancouver time) at the Vancouver Law Courts at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time and by any method as the Court may direct. Any Shareholder or other person who will be entitled to receive securities pursuant to the Arrangement who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file with the Court and serve upon the solicitors for the Company at its address for such purpose (Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5, Attention: Sean Boyle, or by email to sean.boyle@blakes.com) a Response to Petition and any additional affidavits or other materials upon which any such person intends to rely by 4:00 p.m. (Vancouver time) two Business Days

before the hearing and satisfy the other requirements of the Court, as directed in the Interim Order appended hereto as "*Appendix "D" – Interim Order*" and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of the Company's application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view, and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, any of the Company and the Sweetwater Investors may determine not to complete the transaction contemplated by the Arrangement Agreement.

See "*The Arrangement - Court Approval*".

Description of the Plan of Arrangement and Arrangement Mechanics

At the Effective Time, the Plan of Arrangement will be implemented through a series of integrated steps, including the following principal steps:

Aggie Acquisition and Capital Contribution. The Company will contribute capital to URC US, following which URC US will acquire certain Aggie LLC Interests and Aggie LP Interests from the Sweetwater Investors for cash. The portion of interests acquired, and the resulting Aggie Consideration, will vary depending on whether, and to what extent, any Concurrent Financing has been completed.

Equity Structuring and Issuance of New URC Shares. New URC will issue New URC Shares to CallCo to fund the Share Consideration to be delivered under the Arrangement, with corresponding equity interests issued within the group to reflect such capitalization.

Treatment of Dissenting Shares. Dissenting Shares will be transferred to the Company for cancellation in exchange for the right to receive fair value in accordance with the CBCA, and the holders thereof will cease to have any rights as shareholders other than such entitlement.

Exchange of Shares for Consideration. Each URC Share (other than Exchangeable Elected Shares and Dissenting Shares) will be transferred to CallCo in exchange for one New URC Share. Each URC Share in respect of which a valid Exchangeable Share Election has been made will be transferred to ExchangeCo in exchange for Exchangeable Shares and related ancillary rights.

Implementation of Exchangeable Share Structure. New URC, CallCo, ExchangeCo and the Trustee will enter into the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement, and New URC will issue a Special Voting Share to the Trustee, to give effect to the Exchangeable Share structure.

Treatment of URC Options. Outstanding options of the Company will be exchanged for replacement options to acquire New URC Shares on an economically equivalent basis.

Post-Exchange Internal Reorganization. Following the exchange steps, the URC Shares acquired by CallCo will be contributed to ExchangeCo.

Intercompany Funding and Cash Consideration. The Company will advance funds to CallCo by way of the Intercompany Loan, followed by a reduction of stated capital of CallCo and the redemption of New URC Preferred Shares, subject to certain adjustments. These steps, together with related transactions, are intended to fund and effect the payment of the Cash Consideration payable to the Sweetwater Investors.

Sweetwater Cash Distributions. The Plan of Arrangement also provides for distributions of certain available cash of the Sweetwater Entities through the organizational structure, with such amounts ultimately distributed to the Sweetwater Investors in accordance with their respective entitlements, subject to certain adjustments.

Adjustments and Allocation of Consideration. The number of New URC Shares issuable to the Sweetwater Investors will be reduced to reflect cash amounts received by them pursuant to the Arrangement, including amounts received in connection with the Aggie Entities acquisition and redemption mechanics, subject to certain adjustments. The Plan of Arrangement also provides for the allocation of proceeds of any Concurrent Financing between the Sweetwater Investors and the Company subject to certain adjustments.

See "*The Arrangement - General Description of the Plan of Arrangement*", "*The Arrangement - Procedure for the Arrangement to Become Effective*", "*The Arrangement - Election and Exchange Procedure*" and "*Tax Matters – Canadian Tax Matters*".

Treatment of Outstanding URC Options

At the Effective Time, each outstanding URC Option (whether vested or unvested) that has not been exercised will be exchanged for a URC Replacement Option to acquire New URC Shares, with the number of shares and the exercise price adjusted by reference to the Exchange Ratio. The URC Replacement Options will have substantially the same terms and conditions (including term to expiry and vesting) as the URC Options for which they were exchanged and will be governed by the New URC Incentive Plan. The New URC Incentive Plan will be adopted by New URC prior to completion of the Arrangement and is anticipated to be on substantially the same terms as the URC Incentive Plan. Adoption of the New URC Incentive Plan will be completed by New URC prior to the Effective Time. No Shareholder approval is being sought in connection with the New URC Incentive Plan.

See "*The Arrangement – General Description of the Arrangement*", "*The Arrangement – Interest of Certain Parties in the Arrangement – Ownership of URC and URC Options*".

Dissent Rights

Pursuant to the Interim Order and the provisions of section 190 of the *CBCA* (as modified by the Interim Order, the Plan of Arrangement and any other order of the Court), if you are a Registered Shareholder, you have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures outlined in the CBCA, the Plan of Arrangement, the Interim Order and any other order of the Court, to be paid the fair value of your URC Shares. This right of dissent is described in the accompanying Information Circular under "*Dissent Rights*" and at "*Appendix "L" – Section 190 of the Canada Business Corporations Act*". If you fail to strictly comply with such dissent procedures, such failure may prejudice your right to dissent. If you are a Beneficial Shareholder and wish to dissent, you should be aware that **ONLY REGISTERED SHAREHOLDERS ARE ENTITLED TO EXERCISE THE RIGHT OF DISSENT**. A dissenting Shareholder may only dissent with respect to all URC Shares held by such Shareholder as of the Record Date (and may not exercise their right to dissent in respect of only a portion of such Registered Shareholder's URC Shares). **The requirements for validly exercising dissent rights are technical and complex. It is recommended that you seek independent legal advice if you wish to exercise your right to dissent.**

See "*Dissent Rights*".

Concurrent Private Placement

In connection with the Arrangement and to finance a portion of the Cash Consideration payable thereunder, Uranium Energy Corp. ("**UEC**") subscribed for subscription receipts of the Company at a price of US$3.64 per subscription receipt for aggregate gross proceeds of US$40 million (the "**Concurrent Private Placement**" and such agreement entered into to effect the Concurrent Private Placement, the "**Subscription Agreement**"), which private placement closed on May 1, 2026.

Each subscription receipt entitles UEC to receive, upon satisfaction or waiver of the escrow release conditions set out in the Subscription Agreement, one URC Share, without payment of additional consideration. The escrow release conditions include, among other things, the satisfaction or waiver of all conditions precedent to the completion of the Arrangement, including receipt of the Shareholder Approval.

The subscription proceeds are being held in escrow pending satisfaction or waiver of the escrow release conditions. Upon confirmation that the escrow release conditions have been satisfied or waived and delivery of a release notice to the escrow agent, the escrowed funds will be released immediately prior to the Effective Time and the subscription receipts will automatically convert into URC Shares immediately prior to completion of the Arrangement in accordance with the sequence of steps set out in the Plan of Arrangement.

If the escrow release conditions are not satisfied or waived on or prior to the Outside Date, or if the Arrangement Agreement is terminated, the subscription receipts will be cancelled and UEC will be entitled to a return of the subscription proceeds, together with any interest accrued thereon.

Assuming completion of the Arrangement and that any Concurrent Financing is not completed, UEC is expected to hold approximately 8% of the issued and outstanding New URC Shares upon completion of the Arrangement.

See "*The Arrangement – Concurrent Private Placement*".

Concurrent Financing

Prior to completion of the Arrangement, the Company may pursue a Concurrent Financing.

Pursuant to the Arrangement Agreement and the Plan of Arrangement, the aggregate Purchase Consideration payable to the Sweetwater Investors will be adjusted in the event the Company completes any Concurrent Financing prior to the Effective Time. In such circumstances, (i) the first US$52 million of net proceeds, and (ii) 80% of any net proceeds in excess of US$92 million, in each case received in connection with any Concurrent Financing, will be applied to reduce the number of New URC Shares otherwise issuable to the Sweetwater Investors under the Arrangement.

See "*The Arrangement – Concurrent Financing*".

Investors Rights Agreement

The Investors Rights Agreement will provide the Sweetwater Investors with certain voting support, standstill, board representation, participation, transfer, resale and registration rights. Among other things, the Investors Rights Agreement will require the Sweetwater Investors, for a two-year period following the Effective Date, to vote their New URC Shares in accordance with the recommendations of the board of directors of New URC, subject to customary exceptions, and imposes customary standstill restrictions. The Investors Rights Agreement will also provide the Sweetwater Investors with rights to designate directors (subject to ownership thresholds and a cap on aggregate board representation), anti-dilution participation rights in future equity financings, and customary transfer restrictions, including lock-up, resale notice and "no-sell list" restrictions. In addition, the Investors Rights Agreement will provide the Sweetwater Investors with customary registration rights, including shelf registration, demand and piggyback rights, and requires New URC to provide customary cooperation in connection therewith.

For additional details regarding the terms of the Investors Rights Agreement, see "*The Arrangement - Investors Rights Agreement*" in this Information Circular.

Stock Exchange Listing and Reporting Issuer Status

As a condition to completion of the Arrangement, the New URC Shares will, upon completion of the Arrangement, be listed and posted for trading on the Nasdaq, subject to compliance with applicable listing requirements, including the submission of all requisite notification forms. It is expected that the New URC Shares will have rights and restrictions that are substantially similar to those of the URC Shares.

The New URC Shares will not be listed or posted for trading on any stock exchange in Canada, and neither the Sweetwater Investors nor the Company intend to apply to list the Exchangeable Shares on any stock exchange.

If the Arrangement is completed, the Company intends to have the URC Shares delisted from the TSX. It is also expected that the Company will apply to cease to be a reporting issuer in all jurisdictions of Canada in which it is currently a reporting issuer and thereby terminate its Canadian continuous disclosure obligations. In addition, the Company expects that the URC Shares

will be deregistered under the U.S. Exchange Act of 1934, as amended, and that it will cease to be subject to the reporting requirements of the SEC.

See "*Securities Law Matters – Stock Exchange Listing and Approvals*" and "*Securities Law Matters – Canadian Securities Law Matters*".

Tax Matters

Canadian Tax Matters

Shareholders should carefully read the information in this Information Circular under "*Tax Matters – Canadian Tax Matters"* which qualifies the information set out below and should consult their own tax advisors.

Subject to the following paragraph, Shareholders who are residents of Canada for purposes of the Tax Act (including Eligible Holders that do not make a valid tax election as discussed below) will generally dispose of their URC Shares on a taxable basis under the Arrangement.

Shareholders who are Eligible Holders may elect to receive Consideration that includes Exchangeable Shares. An Eligible Holder who elects to receive Exchangeable Shares and who makes a valid tax election with ExchangeCo may generally defer all or part of the Canadian income tax on any capital gain that would otherwise arise on the disposition of such holder's URC Shares under the Arrangement, subject to the limitations in the Tax Act.

Any Exchangeable Shares acquired by an Eligible Holder will not constitute "qualified investments" under the Tax Act for any Registered Plan or a deferred profit sharing plan. Generally, any Shareholder that is a Registered Plan or a deferred profit sharing plan is not expected to elect to acquire Exchangeable Shares, under the Arrangement. Accordingly, Shareholders that own URC Shares in Registered Plans or deferred profit sharing plans should consult their own tax advisors in respect of whether an election may or should be made by such holder to receive Exchangeable Shares under the Arrangement.

Shareholders who are not residents of Canada for purposes of the Tax Act immediately prior to the time of disposition of the URC Shares under the Arrangement and whose URC Shares are not "taxable Canadian property" for purposes of the Tax Act will generally not be subject to Canadian income tax under the Tax Act on the disposition of their URC Shares under the Arrangement.

See "*Tax Matters – Canadian Tax Matters*" in this Information Circular for a general summary of certain Canadian federal income tax considerations relevant to Shareholders.

U.S. Tax Matters

The exchange of URC Shares for New URC Shares or Exchangeable Shares and the Arrangement, each pursuant to the Arrangement, is intended to constitute a single, integrated transaction qualifying as a tax-deferred transaction described under Section 351 of the U.S. Tax Code (a "**351 Contribution**"). The determination of whether the Arrangement will qualify under Section 351 of the U.S. Tax Code depends on the resolution of complex legal issues and facts, including the characterization of the Exchangeable Shares for U.S. federal income tax purposes. In addition, since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS or a U.S. court would not take the view that the Arrangement does not qualify as a 351 Contribution. Accordingly, there can be no assurance that the Arrangement will qualify as a 351 Contribution.

Neither the Company nor the Sweetwater Investors has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. There can be no assurance that the IRS will not challenge the status of the Arrangement as a 351 Contribution (including the treatment of the New URC Preferred Shares with respect thereto) or that the U.S. courts will uphold the status of the Arrangement as a tax-deferred transaction described under Section 351 of the U.S. Tax Code in the event of an IRS challenge.

Assuming the Arrangement is treated as a 351 Contribution, and subject to special rules applicable to interests in "PFICs", as defined under the heading "*Tax Matters – U.S. Tax Matters*", Shareholders should not recognize gain or loss for U.S. federal

income tax purposes pursuant to the exchange of URC Shares for New URC Shares or Exchangeable Shares in connection with the Arrangement.

The foregoing is only a brief summary of certain U.S. federal income tax consequences and is qualified in its entirety by the summary below entitled "*Tax Matters – U.S. Tax Matters*". Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them arising from or relating to the Arrangement and to the ownership and disposition of New URC Shares or Exchangeable Shares acquired pursuant to the Arrangement.

See "*Tax Matters – U.S. Tax Matters*" in this Information Circular for a general summary of certain U.S. federal income tax considerations relevant to Shareholders.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of the Company, the business of the Sweetwater Investors, the business of the New URC, the New URC Shares and the Exchangeable Shares, all of which should be carefully considered by Shareholders.

See "*Risk Factors - Risks Related to the Arrangement*", "*Information Relating to the Company - Risk Factors*", "*Information Relating to the Sweetwater Entities*", "*Risk Factors - Risks Relating to the New URC Following the Completion of the Arrangement*" and "*Risk Factors - Risks Relating to the Exchangeable Shares*".

Canadian Securities Law Matters

The Company is a reporting issuer subject to Canadian securities laws in all provinces and territories of Canada, including MI 61-101. In connection with its review and consideration of the Arrangement and the Arrangement Agreement, the Board reviewed the benefits that its directors and senior officers may receive in connection with the Arrangement. Following such review, the Board determined that no directors, senior officers or principal shareholders of the Company will receive collateral benefits in connection with the Arrangement.

Upon completion of the Arrangement, New URC and ExchangeCo will become reporting issuers in all of the provinces and territories of Canada by virtue of the completion of the Arrangement with the Company. Each of New URC and ExchangeCo will be exempt from Canadian statutory, financial and other continuous and timely reporting requirements provided New URC complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters, and New URC and ExchangeCo file with the relevant Canadian securities regulatory authorities copies of New URC's documents filed with the SEC under the U.S. Exchange Act.

In addition, any Concurrent Financing constitutes a "connected transaction" (as defined in MI 61-101) to the Arrangement, and UEC is an "interested party" (as defined in MI 61-101) in respect of the Arrangement. The directors and senior officers of the Company are "related parties" (as defined in MI 61-101) of an interested party. As a result, the Arrangement is subject to the requirement to obtain approval by a majority of the votes cast by holders of URC Shares at the Meeting, excluding the votes attached to URC Shares beneficially owned, or over which control or direction is exercised, by UEC and any other interested parties, as well as their respective related parties and joint actors, in each case in accordance with MI 61-101.

No formal valuation is required to be obtained by the Company in connection with the Arrangement under MI 61-101 as no "interested party" (as defined in MI 61-101) will, as a consequence of the Arrangement, directly or indirectly acquire the Company or its business, or combine with the Company, whether alone or with joint actors.

See "*Securities Law Matters - Canadian Securities Law Matters*".

United States Securities Law Matters

Exemptions from U.S. Registration

The Consideration Shares issuable to Shareholders in connection with the Arrangement are intended to be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof. The Section 3(a)(10) Exemption provides an exemption from registration under the U.S. Securities Act for any security which is issued in exchange for one or

more bona fide outstanding securities, where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions, by a court expressly authorized by law to grant such approval and on exemptions from registration or qualification requirements under applicable U.S. state securities laws. Prior to issuing the Final Order, the Court will be advised that the Consideration Shares are intended to be issued in reliance upon the Section 3(a)(10) Exemption, and the Company believes that the Final Order will, if granted, satisfy the requirements of the Section 3(a)(10) Exemption with respect to the Consideration Shares issued pursuant to the Arrangement.

Resale of New URC Shares

Shareholders who are not "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of New URC and have not been affiliates of New URC within 90 days prior to the date of a proposed sale, may resell the New URC Shares issued to them upon closing of the Arrangement without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its "affiliates" for purposes of Rule 144 of the U.S. Securities Act.

Shareholders who are affiliates (or, if applicable, former affiliates) of New URC may not be able to resell the New URC Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. Such securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the U.S. Securities Act, which is summarized below, or any other applicable exemption under the U.S. Securities Act, or pursuant to a registration statement that is effective under the U.S. Securities Act.

In general, once New URC has been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, persons who are affiliates of New URC or were affiliates of New URC within 90 days prior to the date of a proposed sale may be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those New URC Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding New URC Shares or the average weekly trading volume of New URC Shares on Nasdaq during the four calendar weeks preceding the date of the sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer. Any Shareholder who is an affiliate (or, if applicable, former affiliate) of New URC is urged to consult with its own legal advisor to ensure that any proposed resale of New URC Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

Resale of Exchangeable Shares

Shareholders who are not "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of ExchangeCo and have not been affiliates of ExchangeCo within 90 days prior to the date of a proposed sale, may resell the Exchangeable Shares issued to them upon closing of the Arrangement without restriction under the U.S. Securities Act. The Exchangeable Shares issued pursuant to the Arrangement will not be listed on any stock exchange.

Shareholders who are affiliates (or, if applicable, former affiliates) of ExchangeCo may not be able to resell the Exchangeable Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom, such as Rule 144, if available. Persons who were affiliates of New URC within 90 days prior to the date of a proposed sale may be considered to have been affiliates of ExchangeCo within such period. Shareholders of ExchangeCo are not expected to be able to resell the Exchangeable Shares under Rule 144. Any Shareholder who is an affiliate (or, if applicable, former affiliate) of ExchangeCo is urged to consult with its own legal advisor to ensure that any proposed resale of Exchangeable Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

New URC Shares Issuable upon Exchange of the Exchangeable Shares

The New URC Shares to be issued or delivered upon the exchange, retraction or redemption of the Exchangeable Shares will not be eligible for the Section 3(a)(10) Exemption. New URC Shares issuable upon exchange, retraction or redemption of the Exchangeable Shares are expected to be issued outside the United States in offshore transactions pursuant to Regulation S under the U.S. Securities Act only to holders that provide the applicable confirmations required under the Exchangeable Share terms and related agreements. New URC Shares so issued may be resold only pursuant to Regulation S, another available

exemption or exclusion from the registration requirements of the U.S. Securities Act or pursuant to an effective resale registration statement under the U.S. Securities Act.

Pursuant to the Exchangeable Share Support Agreement, New URC will use its commercially reasonable efforts to file, as promptly as practicable after the Effective Date, and cause to be effective as promptly as practicable after the filing thereof, a resale registration statement on an appropriate form under the U.S. Securities Act for the New URC Shares issued or issuable in connection with the exchange, retraction or redemption of the Exchangeable Shares.

URC Replacement Options and New URC Shares Issuable Upon Exercise of URC Replacement Options

The exchange of the URC Options for URC Replacement Options is intended to be exempt from the registration requirements of the U.S. Securities Act in reliance on the Section 3(a)(10) Exemption. The issuance of any New URC Shares issuable upon the exercise of the URC Replacement Options will not be eligible for the Section 3(a)(10) Exemption. To the extent such New URC Shares have not been registered under the U.S. Securities Act, such New URC Shares will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and, unless registered, may be issued only pursuant to an exemption from the registration requirements of the U.S. Securities Act.

Provided that any exercise of URC Replacement Options occurs pursuant to an effective registration statement under the U.S. Securities Act, the New URC Shares that are issued upon such exercise to a person that is not, and has not been within the preceding 90 days, an affiliate of New URC, may be resold without restriction under the U.S. Securities Act. Such New URC Shares issued to a person that is, or has been within the preceding 90 days, an affiliate of New URC may not be resold except pursuant to registration under the U.S. Securities Act or an available exemption therefrom, such as Rule 144, if available.

The foregoing discussion is only a general overview of the requirements of the U.S. Securities Laws that may be applicable to the issuance and resale of New URC Shares or Exchangeable Shares received pursuant to the Arrangement, the issuance and resale of New URC Shares to be issued or delivered upon exchange, retraction, or redemption of Exchangeable Shares, and the issuance and resale of New URC Shares to be issued upon exercise of URC Replacement Options. Securityholders are urged to obtain legal advice to ensure that their exchange, exercise and resale of such securities comply with applicable U.S. Securities Laws. Further information applicable to U.S. Shareholders is disclosed in this Information Circular under "*Securities Law Matters – U.S. Securities Law Matters*".

Selected Combined Company Pro Forma Financial Information

New URC Pro Forma Capitalization

The following table sets out the combined capitalization of New URC as at January 31, 2026, on a *pro forma* basis after giving effect to the completion of the Arrangement and the Concurrent Private Placement as at such date. The *pro forma* capitalization has been derived from information included within the unaudited pro forma condensed combined financial statements.

Pro forma adjustments include the assumption that pro forma cash and cash equivalents is reduced by: (a) $447.5 million subject to satisfaction of certain conditions and subject to certain adjustments under the Arrangement Agreement; and (b) transaction costs associated with the Arrangement of $27.1 million expected to be incurred by the Company. Pro forma adjustments also include $1,549.6 million as a result of the purchase price allocation. For further information on the adjustments applied in calculating pro forma capitalization, please refer to Schedule "A" *to "Appendix "H" – Unaudited Pro Forma Condensed Combined Financial Statements of New URC*".

For detailed information on the consolidated cash and cash equivalents and the consolidated capitalization of the Sweetwater Entities and the Company as at January 31, 2026, see the Sweetwater Financial Statements, which are incorporated by reference herein, and the unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine-months ended January 31, 2026, which are available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

C$ thousands	**Pro forma capitalization as at January 31, 2026 after giving effect to the Arrangement and Concurrent Private Placement[1]**
Cash and cash equivalents	16,452
Long-term debt[2]	859,020
Equity	

Called-up share capital	1,504,301
Other reserves	10,308
Retained earnings	82,341
Non-controlling interest	134,750
Total shareholders' equity	1,731,700
Total capitalization[(3)]	**2,590,720**

<u>Notes</u>

(1) The capitalization table is presented from the point of view of the Company, identified as the acquirer, as described in the notes to the unaudited Pro Forma Financial Statements included at Schedule "A" *to "Appendix "H" – Information Relating to New URC"* of this Information Circular.

(2) Long-term debt includes the current portion of long-term debt under the Royalty Notes.

(3) Total capitalization is long-term debt plus total equity.

Selected New URC Pro Forma Financial Information

The following is a summary of certain selected *pro forma* financial information for New URC for the year ended April 30, 2025, and the nine-month period ended January 31, 2026, after giving effect to the Arrangement and the Concurrent Private Placement, as if such transactions had occurred on May 1, 2024 (in respect of the pro forma condensed combined income statement) or January 31, 2026 (in respect of the pro forma condensed combined balance sheet). The following is a summary only and must be read in conjunction with the unaudited pro forma condensed combined financial statements of New URC and accompanying notes set out in Schedule "A" to "*Appendix "H" – Unaudited Pro Forma Condensed Combined Financial Statements of New URC*", with respect to which, for the financial information of the Sweetwater Entities, the Board has relied exclusively upon the Sweetwater Investors, without independent verification by the Company.

The summary of certain selected *pro forma* financial information has been prepared for illustrative purposes only and does not represent actual financial position or results and does not purport to represent what earnings actually would have been if the Arrangement had occurred on May 1, 2024 (in respect of the pro forma condensed combined income statement) or January 31, 2026 (in respect of the pro forma condensed combined balance sheet) or the results expected for any future periods. See "*Certain Information Contained in this Information Circular – Forward-Looking Statements*".

Pro Forma Condensed Combined Income Statement
For the year ended April 30, 2025 (Unaudited)
C$ thousands

			Pro Forma Adjustments			
	Uranium Royalty Corp.	**Sweetwater Entities presentation alignment Note 3**	**UPX Adjustment Note 1**	**Pro Forma Adjustments**	**Notes**	**Pro forma consolidated**
Revenue	15,595	121,974	-	-		137,569
Sales of uranium inventory	15,507	-	-	-		15,507
Royalty revenue	88	112,126	-	-		112,214
Lease bonus revenue	-	7,137	-	-		7,137
Surface revenue	-	2,711	-	-		2,711
Costs		-	-	-		
Cost of uranium inventory	(11,993)	-	-	-		(11,993)
Depletion	(65)	(27,395)	-	(14,024)	5i	(41,484)
Surface owner payments	-	(538)	-	-		(538)
Gross profit	3,537	94,041	-	(14,024)		83,554
Expenses						
Salaries and directors' fees	(1,142)	-	-	-		(1,142)
Office and administration	(4,690)	(4,805)	92	(27,124)	5a	(36,527)
Professional fees and insurance	(1,229)	(4,020)	-	-		(5,249)
Transfer agent and regulatory fees	(498)	-	-	-		(498)
Share-based compensation	(784)	-	-	-		(784)
Operating income (loss) for the year	(4,806)	85,216	92	(41,148)		39,354
Other items						
Other income	224	-	-	-		224
Finance cost	(418)	-	-	-		(418)
Interest expense	(18)	(47,961)	-	-		(47,979)
Interest income	575	3,234	-	-		3,809
Net foreign exchange loss	(865)	-	-	-		(865)

Gain on Sale of Assets	-	19,183	-	-		19,183
Gain distribution	-	1	-	-		1
Amortization of debt issuance costs	-	(685)	-	-		(685)
Income (loss) before taxes	(5,308)	58,988	92	(41,148)		12,624
Income tax	-	(1,254)	-	-	5i	(1,254)
Deferred income tax expense	(346)	(662)	-	3,786		2,778
Net income (loss) for the year	$ (5,654)	$ 57,072	$ 92	$ (37,362)		$ 14,148
Net income (loss) per share						
Basic (loss) per share	$ (0.04)	-	-	-		$ 0.04
Diluted (loss) per share	$ (0.04)	-	-	-		$ 0.04
Weighted average number of shares outstanding						
Basic	126,795,491	-	-	-	6	361,037,249
Diluted	126,795,491	-	-	-	6	361,037,249

Pro Forma Condensed Combined Income Statement
For the nine months ended January 31, 2026 (Unaudited)

C$ thousands	Uranium Royalty Corp.	Sweetwater Entities presentation alignment Note 3	Pro Forma Adjustments UPX Adjustment Note 1	Pro Forma Adjustments	Notes	Pro forma consolidated
Revenue						
Sales of uranium inventory	$ 49,785	$ -	$ -	$ -		$ 49,785
Royalty revenue	128	55,844	-	-		55,972
Lease bonus revenue	-	6,769	-	-		6,769
Surface revenue	-	2,742	-	-		2,742
Annual rental revenue	-	291	-	-		291
Cost of sales						
Cost of uranium inventory	(39,735)	-	-	-		(39,735)
Depletion	(100)	(14,318)	-	(7,971)	5i	(22,389)
Surface owner payments	-	(333)	-	-		(333)
Gross profit	10,078	50,995	-	(7,971)		53,102
Expenses						
Management, directors' fees and salaries	(925)	-	-	-		(925)
Office and administration	(3,905)	(5,113)	94	-		(8,924)
Professional fees and insurance	(1,182)	(2,953)	-	-		(4,135)
Transfer agent and regulatory fees	(499)	-	-	-		(499)
Share-based compensation	(798)	-	-	-		(798)
Operating income (loss) for the period	2,769	42,929	94	(7,971)		37,821
Other items						
Interest expense	(11)	(35,164)	-	-		(35,175)
Interest income	1,024	1,849	-	-		2,873
Gain on disposal of short-term investments, net	2,350	-	-	-		2,350
Net foreign exchange loss	(1,303)	-	-	-		(1,303)
Gain distribution	-	1	-	-		1
Amortization of debt issuance costs	-	(493)	-	-		(493)
Income (loss) before taxes	4,829	9,122	94	(7,971)		6,074
Income tax	-	(111)	-	-	5i	(111)
Deferred income tax recovery	712	8	-	2,152		2,872
Net income (loss) for the period	$ 5,541	$ 9,019	$ 94	$ (5,819)		$ 8,835
Net income (loss) per share						
Basic (loss) per share	$ 0.04	-	-	-		$ 0.02
Diluted (loss) per share	$ 0.04	-	-	-		$ 0.02
Weighted average number of shares outstanding						
Basic	136,519,889	-	-	-	6	370,761,647
Diluted	136,864,669	-	-	-	6	371,106,427

Pro Forma Condensed Combined Balance Sheet
January 31, 2026 (Unaudited)
C$ thousands

	Uranium Royalty Corp.	Sweetwater Entities, presentation alignment	UPX Adjustment	Pro Forma Adjustments	Notes	Pro forma consolidated
			Pro Forma Adjustments			
		Note 3	Note 1			
Assets						
Current assets						
Cash	$ 124,171	$ 14,294	$ (312)	$ 271,597	5b	$ 16,452
				54,248	5c	
				(447,546)	5d	
Restricted cash	110	54,927	-	-		55,037
Accounts Receivable, net	8	2,056	-	-		2,064
Income tax receivable	-	940	-	-		940
Deferred income tax asset	-	1,059	-	(1,059)	5h	-
Short-term investments	14,602	-	-	-		14,602
Inventories	184,901	-	-	(184,901)	5b	-
Prepaids and other receivables	512	996	(4)	-		1,504
Due from related party	-	136	-	-		136
Total current assets	324,304	74,408	(316)	(307,661)		90,735
Non-Current assets						
Right-of-use assets	148	-	-	-		148
Royalties	57,974	27	-	-		58,001
Mineral properties, net	-	1,578,237	(26,104)	1,317,185	5f	2,869,318
Plant, property, and equipment, net	-	950	(125)	-		825
Total non-current assets	58,122	1,579,214	(26,229)	1,317,185		2,928,292
Total Assets	$ 382,426	$ 1,653,622	$ (26,545)	$ 1,009,524		$ 3,019,027
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	$ 938	$ 2,272	$ -	$ 27,124	5a	$ 30,334
Current portion of lease liability	59	149	(44)	-		164
Advanced minimum royalties - current	-	27,697	-	-		27,697
Deferred revenue	-	2,207	-	-		2,207
Due to related party	-	73	-	-		73
Interest payable	-	12,172	-	-		12,172
Long term debt - current portion	-	20,728	-	-	5k	20,728
Total current liabilities	997	65,298	(44)	27,124		93,375
Non-Current liabilities						
Non-current portion of lease liability	109	759	(84)	-		784
Long term debt, net	-	838,292	-	-	5k	838,292
Contingent transfer of mineral rights	-	8,224	(8,224)	-		-
Deferred income tax liabilities	294	-	-	354,582	5h	354,876
Total non-current liabilities	403	847,275	(8,308)	354,582		1,193,952
Total liabilities	1,400	912,573	(8,352)	381,706		1,287,327
Equity						
Issued capital	347,951	795,916	(19,468)	(776,448)	5g	1,504,301
				54,248	5c	
				1,102,102	5j	
Reserves	3,796	-	-	-		3,796
Retained earnings	22,767	151,014	1,275	(152,287)	5g	84,642
				(27,124)	5a	
				271,597	5b	
				(184,901)	5b	
Accumulated other comprehensive income	6,512	-	-	-		6,512
Distributions and dividends	-	(220,143)	-	220,143	5g	-
Non-controlling interest	-	14,262	-	120,488	5e	134,750
Total equity	381,026	741,049	(18,193)	627,818		1,731,700
Total Liabilities and Equity	$ 382,426	$ 1,653,622	$ (26,545)	$ 1,009,524		$ 3,019,027

QUESTIONS AND ANSWERS ABOUT THE MEETING AND ABOUT VOTING

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Shareholder as of 4:30 p.m. (Vancouver time) on the Record Date. Only Shareholders of record on the Record Date are entitled to receive notice of, and vote at, the Meeting. Each URC Share entitles the holder to one vote.

As of the Record Date, there were 146,825,558 URC Shares issued and outstanding.

Q: What am I voting on?

A: You are being asked to consider and, if thought advisable, to pass the Arrangement Resolution to approve the Arrangement, which involves, among other things, the combination of the Company and the Sweetwater Investors' approximately 92% interest in the Sweetwater Entities under New URC and the exchange of URC Shares for the Consideration, all as more particularly described in the Arrangement Agreement. See "*The Arrangement*".

Q: How do I vote?

A: If you are a Registered Shareholder, you may vote by (1) attending the Meeting in person and voting, (2) voting your proxy in accordance with the instructions provided in the form of proxy, or (3) completing and signing a form of proxy appointing someone to represent you and to vote your URC Shares at the Meeting. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person and voting. Details of how Registered and Beneficial Shareholders may vote their shares are below:

VOTING METHOD	**BENEFICIAL SHAREHOLDERS** *Shares held with a broker, bank, or other intermediary.*	**REGISTERED SHAREHOLDERS** *Shares held in own name and represented by a physical certificate or DRS.*
	Go to www.proxyvote.com, enter your 16-digit control number located on your voting instruction form and follow the instructions on the screen to vote your shares	Go to www.investorvote.com, enter the 15-digit control number located on your form of proxy and follow the instructions on the screen to vote your shares
	Canadian Beneficial Shareholders: Call 1-800-474-7493 (English) or 1-800-474-7501 (French), enter the 16-digit control number located on your voting instruction form to vote your shares US Beneficial Shareholders: Call 1-800-454-8683 and enter the 16-digit control number located on your voting instruction form to vote your shares	Canadian Registered Shareholders: Call 1-866-732-VOTE (8683), enter the 15-digit control number located on your form of proxy to vote your shares US/International Registered Shareholders: Call +1-312-588-4290, and enter the 15-digit control number located on your form of proxy to vote your shares
	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.	Complete, date and sign your form of proxy and return it in the enclosed postage paid envelope to: Computershare Investor Services Inc. Attention: Proxy Department 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting. At the date of the Information Circular, management is not aware of any such amendment, variation or other matter to come before the Meeting. If any such matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such matter in accordance with their judgment.

Q: Who is soliciting my proxy?

A: Our management is soliciting your proxy. Solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by our officers at nominal cost. The Company has also engaged Laurel Hill to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $150,000 for the services and certain out-of-pocket expenses. Shareholders who have questions or need more assistance with voting their URC Shares, may contact Laurel Hill, by phone at 1-877-452-7184 (North America Toll Free) or 1-416-304-0211 (International), by texting the word, "INFO", to 1-416-304-0211 or 1-877-452-7184, or by email at assistance@laurelhill.com. All costs of solicitation will be borne by the Company.

Q: If I deliver a proxy, who will vote my URC Shares?

A: Amir Adnani (or, failing him, Andrew Marshall, or, failing him, Scott Melbye), has been named as a management proxyholder (the "**Management Proxyholder**") in the accompanying proxy and will represent the Shareholders at the Meeting that deliver proxies that do not name a different proxyholder.

You can appoint a person or company other than the Management Proxyholder to represent you at the Meeting. To do so, you must write the name of your chosen proxyholder in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting and is aware that his or her appointment has been made to vote your URC Shares and that he or she should present himself/herself to a representative of the Company's transfer agent, Computershare Investor Services Inc. ("**Computershare**").

Q: What if my URC Shares are registered in more than one name or in the name of my company?

A: If your URC Shares are registered in more than one name, all those registered must sign the form of proxy. If your URC Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q: What if I plan to attend the Meeting and vote in person?

A: If you plan to attend the Meeting and wish to vote your URC Shares in person, you do not need to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

Q: What happens when I sign and return a form of proxy?

A: By signing and returning a form of proxy, you give authority to the person appointed as your proxyholder to vote, or withhold from voting, your URC Shares at the Meeting in accordance with the voting instructions you provide.

Q: What do I do with my completed form of proxy?

A: Return it to Computershare in accordance with the instructions provided in the form of proxy so that it arrives no later than 9:00 a.m. (Vancouver time) on July 16, 2026 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. The chair of the Meeting has the discretion to accept proxies received after the deadline.

Q: How will my URC Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A: The Management Proxyholder will vote or withhold from voting your URC Shares in accordance with your instructions.

In the absence of such instructions, your URC Shares will be voted FOR the Arrangement Resolution

Q: Can I revoke a proxy once it has been given?

A: Yes. If you are a Registered Shareholder as of the Record Date, you may revoke your proxy with an instrument in writing (which can be another proxy with a later date) and delivered to Computershare or our registered office, up to and including the last Business Day preceding the day of the Meeting (or any adjournment(s) or postponement(s)), or to the individual chairing the Meeting prior to the commencement of the Meeting (or any adjournment(s) or postponement(s)). Any written revocation must be duly executed by you or your attorney authorized in writing or, if you hold your URC Shares through a company, by an authorized officer.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote. If you are not a Registered Shareholder, you must follow the instructions given to you by your Intermediary to revoke your voting instructions.

Q: What if I have further questions?

A: You can contact Laurel Hill, our proxy solicitation agent, at:

North America Toll-Free: 1-877-452-7184
International: 1-416-304-0211
Text Message: Text "INFO" to 1-877-452-7184 or 1-416-304-0211
E-mail: assistance@laurelhill.com

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

Q: What will I receive for my URC Shares under the Arrangement?

A: Under the Arrangement, and subject to the following paragraph, each holder of URC Shares (other than a holder exercising Dissent Rights) will receive, for each URC Share held, one New URC Share, provided that Eligible Holders will be entitled to elect, in respect of all or a portion of their URC Shares, to receive Exchangeable Shares in lieu of New URC Shares, on a one-for-one-basis.

An Eligible Holder will have the opportunity to elect to receive, for all or any portion of such holder's URC Shares, one Exchangeable Share per URC Share instead of one New URC Share per URC Share. An Eligible Holder may also elect to receive a combination of New URC Shares and Exchangeable Shares, in each case on a one-for-one basis. If a Shareholder does not validly make such election before the applicable deadline, that holder will receive New URC Shares for those URC Shares.

Q: What are Exchangeable Shares and will the holders of Exchangeable Shares have voting rights?

A: Exchangeable Shares are shares of ExchangeCo that Eligible Holders may elect to receive under the Arrangement instead of New URC Shares, in each case on a one-for-one basis. The Exchangeable Shares will be issued as part of a customary Canada/U.S. exchangeable share structure and are intended to provide holders with rights that are substantially economically equivalent to New URC Shares.

Holders of Exchangeable Shares will not be entitled to receive notice of, attend or vote at meetings of shareholders of ExchangeCo, except as required by applicable law. However, New URC, CallCo, ExchangeCo and a trustee will enter into a voting and exchange trust agreement pursuant to which the trustee will hold a special voting share of New URC for the benefit of the holders of Exchangeable Shares. As a result, with respect to meetings of New URC Shareholders, holders of Exchangeable Shares will be entitled to instruct the trustee to cast the number of votes equal to the number of Exchangeable Shares held by such holder, multiplied by the Exchange Ratio then in effect. If no voting instructions are given, the trustee will not exercise those voting rights.

Q: Does the Board support the Arrangement?

A: Yes. The Board has unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders, and the Board recommends that the Shareholders vote **FOR** the Arrangement Resolution.

Q: Why should I support the Arrangement?

A: In recommending that Shareholders vote in favour of the Arrangement Resolution, the Board considered a number of potentially positive factors. See "*The Arrangement – Reasons for the Recommendation*".

Q: Did the Special Committee obtain a fairness opinion?

A: Yes. The Board received the opinion of Paradigm Capital Inc. to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations and qualifications set forth therein that: (i) the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to the Company, and (ii) the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Q: What approvals are required by Shareholders at the Meeting?

A: To become effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and, if applicable, by a simple majority of the votes cast on the Arrangement Resolution by such Shareholders, excluding URC Shares held by certain "related parties" and "interested parties" in accordance with MI 61-101. See "*The Arrangement – Conditions Precedent to the Arrangement*."

Q: What other approvals are required for the Arrangement?

A: The Arrangement is subject to, among other things, receipt of the Interim Order and the Final Order from the Court, the Key Regulatory Approvals and the Nasdaq Approval. See *"The Arrangement – Court Approval " and "The Arrangement – Conditions Precedent to the Arrangement"*.

Q: When will the Arrangement become effective?

A: Subject to obtaining the Final Order and Key Regulatory Approvals, as well as the satisfaction of all other conditions precedent, if Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed on July 28, 2026.

THE ARRANGEMENT

General Description of the Arrangement

On April 16, 2026, the Company and the Sweetwater Investors entered into the Arrangement Agreement pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in the Sweetwater Entities to New URC and the Company. The Arrangement will be effected by way of a court-approved Plan of Arrangement under the CBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions to the Arrangement set out in the Arrangement Agreement, New URC will indirectly acquire all of the issued and outstanding URC Shares on the Effective Date.

Before closing, the Sweetwater Investors will complete an internal reorganization intended to simplify and consolidate their ownership structure. The reorganization includes eliminating certain intercompany debt, distributing UPX Minerals Inc. shares through the existing fund structure to the intended holders and contributing the equity interests in the principal Sweetwater Entities to a newly formed Delaware parent company, New URC, in exchange for New URC Shares. New URC will also issue two non-voting preferred shares with defined redemption economics tied to specified loan amounts, financing proceeds and transaction Cash Consideration, and will form CallCo and ExchangeCo as Canadian subsidiaries for transaction structuring purposes. The reorganization also provides that any proceeds from a specified tax refund claim relating to Spur HoldCo LLC will be for the benefit of HRG.

If completed, the Arrangement will result in ExchangeCo acquiring all of the issued and outstanding URC Shares on the Effective Date, and New URC will continue the operations of the Sweetwater Entities and the Company on a combined basis under the name "Uranium Royalty Corp." In accordance with the Plan of Arrangement, commencing at the Effective Time, Shareholders (other than Dissenting Shareholders) will receive one New URC Share for each URC Share or, in the case of Eligible Holders, one Exchangeable Share for each URC Share, in each case as held at the Effective Time.

After completion of the Arrangement, New URC will be the publicly traded parent company of the combined group, and it is expected that: (i) the Company's management and Board members will continue as managers and directors of New URC; (ii) an aggregate of up to three director nominees will be appointed to the board of directors of New URC by the Sweetwater Investors; and (iii) existing Shareholders, Orion and OTPP will hold approximately 41%, 43% and 16% of New URC, respectively. The pro forma ownership in New URC is based on the Company's issued share capital of 146,825,558 URC Shares as of the Record Date, and New URC's anticipated share capital of 381,067,318 following completion of the Pre-Closing Sweetwater Reorganization and the Concurrent Private Placement. For further information regarding New URC following completion of the Arrangement, see "*Appendix "H" – Information Relating to New URC*".

Background to the Arrangement

The Arrangement Agreement is the result of arm's-length negotiations among representatives of the Company and the Sweetwater Investors, and their respective financial and legal advisors. The following is a summary of the material events that preceded the execution of the Arrangement Agreement and public announcement of the Arrangement.

The Board and the Company management regularly evaluate the Company's overall corporate strategy and consider opportunities to create shareholder value, including through strategic acquisitions that would complement the Company's existing assets, while prioritizing those that provide near-term production and cash flow. Since the Company's initial public offering in 2019, the Company has focused on investments in the uranium sector, aiming to provide capital to advance new projects and position itself to benefit from anticipated future growth in global uranium production.

On September 11, 2025, Rothschild & Co ("**Rothschild**"), the Sweetwater Entities' financial advisor, initially presented to the management of the Company the opportunity to acquire an interest in the Sweetwater Entities from the Orion Sellers (the "**Orion Interest**").

On September 22, 2025, the Company and Orion Resource Partners (USA) LP entered into a confidentiality agreement governing the exchange of non-public information in connection with the Company's evaluation of a potential transaction involving the Sweetwater Entities (the "**Initial NDA**").

In early October 2025, representatives of the Orion Sellers and representatives of the Sweetwater Entities met with representatives of the Company, at which time Rothschild and National Bank Financial Inc. ("**National Bank**"), provided an overview presentation of the Sweetwater Operations.

Management of the Company determined that a potential transaction with the Sweetwater Entities represented a potentially attractive opportunity to expand the Company's cash flow through long-life, reliable, high-quality assets located in Wyoming, the world's most prolific soda ash region and a jurisdiction with which the Company has significant familiarity. Management of the Company also identified strategic alignment between the Sweetwater Operations and the Company's broader focus on uranium, critical minerals, and other industrial resources.

In particular, management believed the transaction would provide a strengthened financial foundation, enabling the Company to more effectively advance and expand its uranium strategy at a time of increasingly favourable market dynamics. In addition, the combination would provide exposure to a large-scale land position with significant embedded optionality across uranium, critical minerals, and oil and gas, supporting long-term growth and scalability. Overall, management viewed a transaction as a potentially transformative opportunity to combine stable cash flows with enhanced uranium exposure. See "*The Arrangement – Reasons for the Recommendation*".

In early October 2025, the Company consulted National Bank regarding its acting as the Company's financial advisor in connection with the potential transaction. On October 11, 2025, National Bank made a presentation to the Board and management of the Company regarding the opportunity, which included an overview of the Sweetwater Entities and Sweetwater Operations. At this meeting, the Board expressed unanimous support for pursuing the opportunity and proceeding with the next stage of due diligence review.

On October 17, 2025, management of the Company submitted an initial non-binding indication of interest (the "**Initial Proposal**") to the Orion Sellers, pursuant to which the Company proposed to acquire the Orion Interest for consideration to be satisfied by a combination of cash and URC Shares payable at closing. The Initial Proposal was sent by the Company to the Orion Sellers.

On October 28, 2025, the Company gained access to a virtual data room containing information regarding the Sweetwater Entities. Similarly, on October 31, 2025, the Company granted the Orion Sellers access to a virtual data room containing information about the Company.

On October 30, 2025, there was an in-person meeting in Toronto, with some individuals attending virtually, where the Company and National Bank teams met the Orion Sellers, OTPP and Rothschild teams.

On October 31, 2025, the Orion Sellers informed the Board and the Company that OTPP had expressed support for a potential transaction and that OTPP intended to participate in the proposed transaction by including its 25% interest in the Sweetwater Entities (the "**OTPP Interest**").

Also on October 31, 2025, the Company submitted a revised non-binding indication of interest to Orion, which contemplated OTPP's participation in the proposed transaction and that the Company was open to discussions in that regard.

In early November 2025, the Company submitted an initial due diligence request relating to the Sweetwater Entities and their business, assets and operations. At this time, the Company engaged RESPEC Company, LLC as a technical consultant and to draft an independent technical report for the Sweetwater Operations and engaged an environmental consultant to review the Sweetwater Operations.

On November 6, 2025, the Orion Sellers sent the Company a revised letter of intent that contemplated the Company's acquisition of both the Orion Interest and the OTPP Interest.

Between November 8 and 16, 2025, the Company and the Sweetwater Investors continued to negotiate and review a potential transaction, including exploring alternative transaction structures. Such discussions ceased on November 16, 2025, due to changes in equity markets and general market conditions. The Company's ongoing due diligence review also ceased at this time.

Discussions between the Company and the Orion Sellers were reopened in January 2026, and the parties began discussing potential new transaction structures. On January 15, 2026, members of the Company's management, engaged in discussions

with the Company's financial and legal advisors regarding the timeline and execution considerations for a potential resumption of the transaction.

On January 22, 2026, the Company recommenced its environmental and other technical due diligence reviews of the Sweetwater Entities.

In late January, the Company and the Orion Sellers entered into a non-binding indication of interest (the "**January Proposal**") with an effective date of January 30, 2026, pursuant to which the Company proposed to acquire the Orion Interest and the OTPP Interest for cash and URC Shares, and the parties recommenced substantive engagement on the potential transaction, including due diligence review.

In early February 2026, the Company made additional diligence requests to the Orion Sellers regarding the Sweetwater Entities. The requested data was provided in February 2026.

Throughout February 2026, representatives of the Company, the Orion Sellers and their respective advisors held telephone conferences to discuss transaction structure, including tax considerations. The alternatives discussed included the transaction structure that was ultimately adopted for the combination and acquisition of the URC Shares.

On February 11, 2026, the Company's technical personnel and consultants conducted a site visit to certain of the Sweetwater Operations sites.

On February 18, 2026, the Company and the Orion Sellers entered into a mutual non-disclosure agreement (the "**Mutual NDA**"), which superseded the Initial NDA, in connection with the evaluation, negotiation and completion of the proposed transaction.

Commencing on February 25, 2026, the Company, the Orion Sellers, OTPP, and their respective advisors began holding weekly calls to advance the various workstreams related to the negotiation of the proposed transaction, including due diligence, structuring, regulatory analysis, and documentation.

During this period, the parties engaged in negotiations of the material terms of the Arrangement Agreement, including the Consideration, governance and investor rights matters, regulatory and tax structuring, and other definitive terms.

Between February 2026 and April 2026, the Company made various due diligence requests as part of its due diligence review.

On March 14, 2026, the Board met to receive a management presentation on the proposed transaction. At this meeting, management of the Company led a presentation on the strategy and rationale for the transaction and other members of the Company's advisory team presented on technical matters relating to the Sweetwater Entities and on the corporate and regulatory implications of the proposed transaction, including changes that could be expected from the resulting entity becoming a U.S. domestic issuer.

Following the management presentation and a thorough discussion of the proposed transaction, on March 14, 2026, the Board resolved to establish the Special Committee, comprised of three independent directors. The Special Committee was mandated, among other things, to review and evaluate the desirability of the potential transaction and any alternatives available to the Company, engage in discussions with relevant parties and advisors as necessary, and report its recommendations to the Board regarding the potential transaction. The Lead Independent Director of the Board was appointed chair of the Special Committee.

On March 16, 2026, the Special Committee held a meeting with Paradigm representatives, to discuss the potential transaction and its strategic implications for the Company.

On March 17, 2026, the Special Committee held a further meeting with the Company's legal counsel in attendance to discuss the strategic considerations regarding the potential transaction and Paradigm's engagement. The Special Committee subsequently formally engaged Paradigm as its independent financial advisor on March 18, 2026, to provide the Paradigm Fairness Opinion.

On March 18, 2026, the environmental consultant submitted its environmental assessment report to the Company in connection with the environmental due diligence review of the Sweetwater Operations.

On March 20, 2026, the Special Committee held a further meeting whereby members of the Company's technical team, executive management, legal counsel and financial advisors made presentations in review of the status of the proposed transaction, including the results of technical, environmental and legal due diligence. Paradigm also updated the Special Committee on its review of the transaction related to the Paradigm Fairness Opinion.

Between late March and early April 2026, the Company, Orion, OTPP and their respective financial, legal, and technical advisors continued to advance the due diligence, financial advisory, and technical reporting workstreams in connection with the proposed transaction and negotiated the terms of the Arrangement Agreement and related matters. Semi-weekly calls among the parties and their advisors continued throughout this period.

In April 2026, the Company also negotiated the terms of the Concurrent Private Placement, the proceeds of which would partially fund the cash portion of the Consideration under the Arrangement Agreement.

On April 13, 2026, at 9:00 a.m., the Special Committee held a meeting attended by Company management for part of the meeting, with legal counsel in attendance. The Company's legal counsel provided an update on the status of the negotiations relating to the proposed transaction.

Later that day, at 12:00 p.m., the Special Committee reconvened with representatives of Paradigm in attendance. Representatives of Paradigm provided an update on their ongoing review of the transaction.

On April 14, 2026, the Special Committee met with representatives of National Bank and Paradigm, together with members of the Board and the Company's legal counsel. Members of Company management attended for a portion of the meeting. The Company's legal counsel provided a further update regarding the status of ongoing negotiations, and the Special Committee received the Paradigm Fairness Opinion.

On April 14, 2026, the Company entered into a formal engagement letter with National Bank with respect to National Bank's role as exclusive financial advisor to the Company in connection with the proposed transaction.

On April 14, 2026, the Company's management engaged The Goldman Sachs Group, Inc. as a strategic advisor to the Company regarding the terms and structure of the transaction and related financing matters.

On April 15, 2026, following receipt of all material due diligence, the finalization of the Arrangement Agreement and having received and considered the Paradigm Fairness Opinion, the Special Committee determined that the Arrangement was in the best interests of the Company and recommended that the Board approve the Arrangement Agreement, the Concurrent Private Placement and the Subscription Agreement.

Following the Special Committee's unanimous recommendation to approve the Arrangement Agreement and its own consideration of the Paradigm Fairness Opinion, the Board unanimously approved entering into the Arrangement Agreement. In connection with the approval of the Concurrent Private Placement and the Subscription Agreement, certain members of the Board and the Company disclosed their interest as employees and/or directors of UEC and abstained from voting on the resolutions relating to the Concurrent Private Placement and the Subscription Agreement.

On April 16, 2026, the Company and the Sweetwater Investors executed the Arrangement Agreement, the Voting Support Agreements and the Subscription Agreement, effective as of April 16, 2026, and the Company announced entry into the Arrangement Agreement on the same day.

Recommendation of the Company Special Committee

Having thoroughly reviewed and carefully considered the proposed Arrangement and alternatives to the Arrangement, and having considered the Paradigm Fairness Opinion, the Special Committee unanimously determined that the Arrangement is fair and reasonable to the Shareholders, and that entering into the Arrangement Agreement is in the best interests of the Company. **The Special Committee unanimously recommended that the Board approve the Arrangement Agreement and that the Board recommend that Shareholders vote FOR the Arrangement Resolution.**

Recommendation of the Board

Based on its considerations, investigations and deliberations, including consultation with its financial and legal advisors, the

unanimous recommendation of the Special Committee, and the Paradigm Fairness Opinion, the Board unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders. **The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.**

Reasons for the Recommendation

In the course of its evaluation of the Arrangement, the Board consulted with the Company's senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial, operational, and procedural factors, including the anticipated benefits of the Arrangement, the Board's knowledge of the business, financial condition and prospects of the Company, and the terms and conditions of the Arrangement Agreement. In summary, in reaching its unanimous recommendation that Shareholders vote **FOR** the Arrangement Resolution, the Board determined that the Arrangement presents a unique opportunity for the Company to create a larger, more diversified and cash-flowing royalty platform with significant long-term growth potential.

The following is a summary of certain business and strategic factors considered and relied upon by the Board in reaching its determinations:

- **Immediate and Significant Cash Flow.** The Arrangement adds a well-established, unique, cash-flowing royalty portfolio with relatively long mine lives. These interests are underpinned by established and experienced operators and generate significant cash flows. See "*Information Relating to the Sweetwater Entities*" and "*Appendix* "G" – *Information Relating to the Sweetwater Entities*".

- **Enhanced Scale and Market Visibility.** The additional future cash flows from the assets of the Sweetwater Entities uniquely position New URC with a strengthened balance sheet to carry out its business strategy of pursuing additional value-enhancing uranium royalty acquisitions. The transaction is also accretive to net asset value, cash flow and earnings per share. Among other things, the Arrangement is expected to position New URC more attractively to institutional investors and enhance its market visibility.

- **Addition of Supportive Institutional Shareholders.** On closing of the Arrangement, the Orion Sellers and OTPP are expected to hold approximately 43% and 16%, respectively (prior to the effects of any additional Concurrent Financing), of the outstanding New URC Shares. Each of them has agreed to execute the Investors Rights Agreement at closing, which includes, among other things, agreements to vote in favour of management recommendations in respect of matters before shareholders of New URC for a period of two years after closing, subject to certain exceptions. They also include provisions providing for notices of certain sales and certain restrictions on dispositions, designed to help preserve control premiums for New URC Shareholders. See "*The Arrangement – Investors Rights Agreement*".

- **Strategic Land Position with Additional Optionality.** On closing of the Arrangement, New URC is expected to be one of the largest public company landowners in the United States (excluding real estate investment trusts) and one of the largest landowners in Wyoming (with approximately 850,000 acres of fee surface rights and approximately 4.5 million acres of mineral rights in fee). The Sweetwater Entities' extensive land package covers Wyoming's Green River Basin, the world's largest known trona deposit and provides an element of control uncommon in the royalty space. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Future Growth Profile.** The Sweetwater Operations have or are undertaking production expansions and, based on operator disclosures and information, are expected to increase attributable soda ash production capacity by over 60% in the coming years, without requiring material additional capital investment from New URC. Greenfield projects have the potential to further increase total royalty attributable capacity over the longer term. Additionally, the Sweetwater Operations include renewable development opportunities, greenfield trona potential, and non-trona land with optionality and potential for future growth. See "*Information Relating to the Sweetwater Entities*" and "*Appendix "G" – Information Relating to the Sweetwater Entities*".

- **Enhanced Uranium Optionality.** The Sweetwater Entities' land position provides potential uranium exploration in Wyoming, the leading U.S. state for uranium production and resources.

In the course of its deliberations, the Board also considered the various procedural and qualitative safeguards provided by the process leading up to the terms of the Arrangement Agreement and the protections available to Shareholders, including:

- **Review by Special Committee.** The Arrangement was reviewed and considered by the Special Committee, which consulted the Company's senior management and its financial and legal advisors, participated in the review and negotiation process, considered the terms and conditions of the Arrangement Agreement and related matters, and unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution. See "*The Arrangement – Recommendation of the Company Special Committee*".

- **Fairness Opinion.** The Special Committee took into account the Paradigm Fairness Opinion. The Paradigm Fairness Opinion stated that, as of April 15, 2026, based upon and subject to the assumptions, qualifications, and limitations set forth in such opinion and such other matters that Paradigm considered relevant: (i) the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to the Company, and (ii) the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. See "*The Arrangement – Paradigm Fairness Opinion*" and "*Appendix "C" – Paradigm Fairness Opinion"*, to this Information Circular.

- **Voting Support Agreements.** The Supporting Shareholders, who include the Company's directors, officers and its largest existing shareholder, who together hold or exercise control and direction over approximately 14.37% of the issued and outstanding URC Shares, entered into the Voting Support Agreements pursuant to which the Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Arrangement Resolution. See "*The Arrangement – Voting Support Agreements*".

- **Shareholder and Court Approval.** The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and by a simple majority of the votes cast on the Arrangement Resolution by such Shareholders, excluding URC Shares held by certain "related parties" and "interested parties" in accordance with MI 61-101. The Arrangement is also subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders. See "*The Arrangement – Shareholder Approval*" and "*The Arrangement – Court Approval*".

- **Ability to Close.** The likelihood, after consultation with the Company and the Sweetwater Investors' legal and other advisors, that the conditions to complete the Arrangement, including receiving each of the Key Regulatory Approvals and the Shareholder Approval, as well as the Pre-Closing Sweetwater Reorganization being completed, the Nasdaq Approval having been obtained and in full force and the Investors Rights Agreement having been executed, among other conditions, will be satisfied within the timeframe set out in the Arrangement Agreement. See "*The Arrangement – Conditions Precedent to the Arrangement*".

- **Dissent Rights.** Registered Shareholders who do not vote in favour of the Arrangement Resolution have the ability to exercise Dissent Rights and, if validly exercised, to receive the fair value for their URC Shares. See "*Dissent Rights*".

- **Comprehensive Arm's Length Negotiations.** The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of the Company and the Sweetwater Investors' legal and financial advisors. See "*The Arrangement – Background to the Arrangement*".

- **Tax Deferred Rollover.** Shareholders who are Eligible Holders will have the opportunity to elect to receive Consideration that includes the Exchangeable Shares and to make a valid tax election with New URC pursuant to section 85 of the Tax Act to defer all or part of the Canadian income tax on any capital gain that would otherwise arise on a disposition of their URC Shares for Exchangeable Shares. See "*The Arrangement – Description of the Plan of Arrangement*" and "*Tax Matters – Canadian Tax Matters*". In addition, the exchange of URC Shares for Exchangeable Shares is intended to qualify as a tax-deferred transaction under section 351 of the U.S. Tax Code for U.S. shareholders, subject to the limitations and qualifications described under "*Tax Matters – U.S. Tax Matters*."

In the course of its deliberations, the Board also considered certain risks and other considerations relating to the Arrangement, including that the Arrangement is expected to reduce the Company's near-term direct exposure to uranium price appreciation, that some of the anticipated trading and market benefits may depend on the orderly reduction over time of the Sweetwater

Investors' ownership positions and that the long-term value associated with certain Sweetwater Entities assets may not be realized within currently anticipated timeframes or at all. Notwithstanding these considerations, the Board concluded that, on balance, the Arrangement is in the best interests of the Company.

The Board did not assign any relative weights to the foregoing factors or determine that any one factor was of greater importance than any other. The determination of the Board was made after consideration of all of the factors taken as a whole.

The reasons of the Special Committee and Board for recommending the Arrangement contain certain assumptions relating to forward-looking information, and such assumptions are subject to various risks. See "*Forward-Looking Statements*" and "*Risk Factors*".

Paradigm Fairness Opinion

The Special Committee retained Paradigm as its independent financial advisor pursuant to an engagement agreement dated March 18, 2026, for the purposes of, among other things, preparing and delivering the Paradigm Fairness Opinion (defined below). Paradigm was not engaged to prepare and has not prepared a formal valuation (as defined in MI 61-101) or appraisal of any of the assets or securities of the Company, the Sweetwater Entities or any of their respective subsidiaries, and its opinion should not be construed as such.

Paradigm rendered an opinion to the Special Committee, which was subsequently confirmed by delivery of a written opinion to the Special Committee (the "**Paradigm Fairness Opinion**"), to the effect that, as of April 15, 2026 and, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion and such other matters that Paradigm considered relevant: (i) the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to the Company, and (ii) the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

The full text of the Paradigm Fairness Opinion dated April 15, 2026, which sets forth, among other things, the assumptions made, information reviewed, matters considered, and limitations and qualifications on the review undertaken in connection with such opinion, is set out as "*Appendix "C" – Paradigm Fairness Opinion*" to this Information Circular. This summary of the Paradigm Fairness Opinion is qualified in its entirety by reference to the full text of the Paradigm Fairness Opinion. Shareholders are urged to read the Paradigm Fairness Opinion in its entirety.

The Paradigm Fairness Opinion was provided to the Special Committee for its exclusive use only in considering the Arrangement. The Paradigm Fairness Opinion may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Paradigm, which consent has been obtained for purposes of the inclusion of the Paradigm Fairness Opinion in this Information Circular. The Paradigm Fairness Opinion was not intended to be and does not constitute a recommendation to the Special Committee or the Board as to any decision with respect to the Arrangement or to any Shareholder as to how they should vote on the Arrangement at the Meeting, nor as an opinion concerning the trading price or value of any securities of the Company at any time, including following the announcement, completion or termination of the Arrangement. The Paradigm Fairness Opinion is only one of the factors the Special Committee considered in evaluating the Arrangement. See "*The Arrangement – Reasons for the Recommendation*".

Pursuant to the terms of its engagement with the Special Committee, a fixed fee is payable to Paradigm upon delivery of the Paradigm Fairness Opinion. No portion of Paradigm's compensation associated with the delivery of the Paradigm Fairness Opinion is contingent, in whole or in part, upon the conclusions reached in the Paradigm Fairness Opinion or the outcome of the Arrangement. The Company has also agreed to reimburse Paradigm for its reasonable legal and other out-of-pocket expenses and to indemnify Paradigm and certain of its affiliates in respect of certain liabilities that might arise out of its engagement.

Neither Paradigm, nor any of its affiliates, is an "associated entity", an "affiliated entity" or an "issuer insider" (as such terms are defined under MI 61-101) of the Company.

During the past two years, Paradigm has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Company, the Sweetwater Investors or their respective affiliates. There are no other understandings, agreements or commitments between Paradigm and the Company, the Sweetwater Investors or their respective affiliates with respect to any current or future business dealings which would be material to the Paradigm Fairness Opinion.

Paradigm may, in the future, provide financial advisory or investment banking services to the Company, the Sweetwater Investors, New URC or their respective affiliates in the ordinary course of its business.

Description of the Plan of Arrangement

The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as "*Appendix "A" – Plan of Arrangement*" to this Information Circular.

The Arrangement is being implemented pursuant to a statutory plan of arrangement under section 192 of the CBCA. The purpose of the Plan of Arrangement is to facilitate a series of transactions to be completed in a specified sequence, as a result of which the Company will acquire certain interests in the Aggie Entities, ExchangeCo, an indirect wholly-owned Subsidiary of New URC, will acquire all of the URC Shares, and the Sweetwater Investors will receive the Cash Consideration component of the Arrangement.

If approved and completed, the Arrangement will become effective at the Effective Time. At the Effective Time, the transactions contemplated by the Plan of Arrangement will occur, and will be deemed to occur, in the sequence set out therein, automatically and without any further authorization, act or formality. The principal steps are summarized below.

(a) *URC Capital Contribution.* The Company shall contribute to the capital of URC US an amount equal to the Aggie Consideration, or such other amount as determined by the Company and the Sweetwater Investors, acting reasonably and in consultation with their respective legal, financial and tax advisors, and such amount shall be reflected in the stated capital (or equivalent capital account) of URC US in accordance with applicable Law.

(b) *Acquisition of Aggie Interests.* URC US shall acquire: (i) from HRG, 25.00% of the Aggie LLC Interests; and (ii) from the Orion Sellers, such portion of the Aggie LLC Interests and Aggie LP Interests as determined in accordance with the Plan of Arrangement. In consideration therefor, URC US shall pay to the applicable Sweetwater Investors their respective share of the Aggie Consideration.

(c) *Issuance of New URC Shares and CallCo Shares.* New URC shall issue to CallCo such number of New URC Shares as is equal to the aggregate number of New URC Shares to be issued as consideration under the Arrangement. In consideration therefor, CallCo shall issue to New URC such number of CallCo Shares having an aggregate fair market value equal to the fair market value of the New URC Shares so issued.

(d) *Dissenting Shares.* Each issued and outstanding URC Share held by a Dissenting Shareholder who is ultimately entitled to be paid fair value shall be transferred to and acquired by the Company for cancellation in exchange for a debt claim against the Company for the fair value of such Dissenting Share, determined in accordance with the Plan of Arrangement. Upon completion of such step, each such Dissenting Shareholder shall cease to be the holder of such Dissenting Shares and shall have no rights in respect thereof other than the right to be paid such fair value. If a purported Dissenting Shareholder is ultimately determined not to be entitled to be paid fair value, such holder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder who did not make an Exchangeable Share Election.

(e) *Exchange of URC Shares for New URC Shares.* Immediately after the exchange of Exchangeable Elected Shares described in paragraph (f) and simultaneously with paragraphs (f) through (i), each issued and outstanding URC Share (other than Exchangeable Elected Shares and Dissenting Shares) shall be transferred by the holder thereof to CallCo in exchange for one New URC Share, and upon completion of such step: (i) each such holder shall cease to be the holder of such URC Shares and shall have no rights as a holder thereof other than the right to receive the New URC Shares and any other Consideration to which such holder is entitled; and (ii) CallCo shall be the legal and beneficial owner of such URC Shares.

(f) *Exchangeable Share Election and Exchangeable Shares.* Simultaneously with paragraph (e), each Exchangeable Elected Share shall be transferred by the holder thereof to ExchangeCo in exchange for one Exchangeable Share and the ancillary rights provided for under the Plan of Arrangement, and upon completion of such step: (i) each holder of Exchangeable Elected Shares shall cease to be the holder of such Exchangeable Elected Shares and shall thereafter

only have the right to receive the Exchangeable Shares and such ancillary rights; and (ii) ExchangeCo shall be the legal and beneficial owner of such Exchangeable Elected Shares and the stated capital of the Exchangeable Shares shall be determined in accordance with the Plan of Arrangement.

(g) *Exchangeable Share Matters*. Simultaneously with paragraph (f), New URC, CallCo and ExchangeCo shall enter into the Exchangeable Share Support Agreement, and New URC, CallCo, ExchangeCo and the Trustee shall enter into the Voting and Exchange Trust Agreement, and concurrently therewith New URC shall allot and issue the Special Voting Share to the Trustee to be held on behalf of the holders of Exchangeable Shares, and upon completion of such step the holders of Exchangeable Shares shall have the benefit of the rights and protections provided under such agreements.

(h) *Addition to New URC Share Capital.* Simultaneously with paragraph (e), an amount equal to the aggregate fair market value of the New URC Shares issued as Consideration under the Arrangement shall be reflected in the stated capital (or equivalent capital account) of New URC, and for greater certainty no amount shall be reflected in respect of the issuance of the Special Voting Share other than any nominal amount required under applicable Law.

(i) *Treatment of URC Options.* Simultaneously with paragraph (e), each outstanding and unexercised URC Option shall be exchanged for a URC Replacement Option to acquire New URC Shares, and upon completion of such step: (i) each holder shall cease to hold such URC Option and shall thereafter only have rights in respect of the corresponding URC Replacement Option; and (ii) each URC Replacement Option shall have such number of underlying New URC Shares and exercise price as determined in accordance with the Plan of Arrangement and shall otherwise have terms substantially similar to the URC Options for which they were exchanged.

(j) *Contribution of URC Shares to ExchangeCo.* Immediately following completion of paragraphs (e) and (f), CallCo shall transfer and contribute to ExchangeCo all URC Shares acquired by CallCo pursuant to the Arrangement, and in consideration therefor ExchangeCo shall issue to CallCo such number of ExchangeCo Shares having an aggregate fair market value equal to the fair market value of such URC Shares, and upon completion of such step ExchangeCo shall be the legal and beneficial owner of such URC Shares and CallCo shall be the legal and beneficial owner of such ExchangeCo Shares.

(k) *Intercompany Loan.* Immediately following paragraph (j), the Company shall advance funds to CallCo by way of an intercompany loan on arm's length terms pursuant to the Intercompany Loan Agreement, and the principal amount of such loan shall be determined in accordance with the Plan of Arrangement by reference to whether any Concurrent Financing has occurred and the amount of net proceeds received therefrom, and shall in all cases be subject to the Loan Cap, and upon completion of such step CallCo shall be indebted to the Company in the principal amount so determined.

(l) *Reduction of Stated Capital of CallCo.* Immediately following paragraph (k), CallCo shall distribute to New URC, by way of a reduction of the stated capital (or equivalent capital account) of the CallCo Shares, an amount equal to the principal amount of the intercompany loan, and upon completion of such step the stated capital of the CallCo Shares shall be reduced accordingly.

(m) *Redemption of New URC Preferred Shares.* Following paragraph (l), New URC shall redeem the New URC Preferred Shares in exchange for payment of the Redemption Purchase Price to the holders thereof, and the Redemption Purchase Price shall be satisfied through a combination of (i) funds received by New URC as a result of the reduction of stated capital of CallCo, (ii) net proceeds of any Concurrent Financing, if any, including the allocation of the first $52,000,000 of such net proceeds to the Sweetwater Investors and the application of 80% of the net proceeds in excess of $92,000,000 in accordance with the Plan of Arrangement, and (iii) distributions of available cash of the Sweetwater Entities to the Sweetwater Investors in accordance with the terms of the Plan of Arrangement, and notwithstanding the foregoing, at the election of the Company acting reasonably and in good faith and in consultation with its tax advisors, certain portions of the Redemption Purchase Price otherwise payable from distributions contemplated by clause (iii) may instead be satisfied by causing New URC to periodically make special distributions of 40% of available cash from the Sweetwater Entities to the holders of the New URC Preferred Shares at such times upon which distributions are made by the Sweetwater Entities in accordance with past practice, and upon completion of such step the holders of such New URC Preferred Shares shall cease to be holders thereof and shall have no rights in respect thereof other than the right to receive the Redemption Purchase Price.

(n) *Adjustment to Share Consideration.* Immediately following paragraph (l), to the extent that the aggregate cash proceeds received by the Sweetwater Investors pursuant to the Arrangement exceed $330,000,000 but are less than $1,142,640,000, the number of New URC Shares otherwise issuable to the Sweetwater Investors shall be reduced on a pro rata basis by a number of New URC Shares having an aggregate value equal to such excess amount divided by $3.64 per share, in each case in accordance with the Plan of Arrangement.

Exchangeable Share Election

With respect to the transfer of URC Shares as contemplated by the Plan of Arrangement, each Shareholder who is an Eligible Holder and is entitled to receive Consideration thereunder may elect to receive such Consideration in the form of Exchangeable Shares in respect of all or a portion of such holder's URC Shares. Registered Shareholders must make an election by depositing with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline indicating such holder's election to receive Exchangeable Shares and specifying the number of URC Shares in respect of which such election is made, together with the certificate(s), if any, representing such URC Shares (or, if such URC Shares are held in book-entry or other uncertificated form, by following the procedures for surrender through a book-entry transfer). Any Letter of Transmittal and Election Form once deposited with the Depositary shall be irrevocable and may not be withdrawn by the holder. Beneficial Shareholders who wish to elect Exchangeable Shares must contact their Intermediary for further instructions. Beneficial Shareholders are required to make their election in accordance with their Intermediary's instruction and by the Intermediary's deadline, which may be earlier than the Election Deadline. You are encouraged to reach out to your Intermediary as soon as possible to seek instructions. Any Shareholder who does not validly make an election prior to the Election Deadline, or who otherwise fails to comply with the election procedures set out in the Plan of Arrangement or the Letter of Transmittal and Election Form, or with the procedures provided by their Intermediary, shall be deemed to have elected to receive the default form of Consideration in respect of such holder's URC Shares in accordance with the Plan of Arrangement (i.e. shall only be entitled to receive New URC Shares).

See "*Letter of Transmittal and Election Form*" and "*Election and Exchange Procedure*" for further information in this respect.

Tax Election

Each beneficial Shareholder who, at the Effective Time, is an Eligible Holder and who has validly elected (or for whom the registered holder has validly elected on such beneficial holder's behalf) to receive Exchangeable Shares in respect of such holder's URC Shares will be entitled to make a joint income tax election with ExchangeCo (or such other applicable transferee as provided in the Plan of Arrangement) pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial holder is a partnership (and, where applicable, the analogous provisions of applicable provincial income tax law), in respect of the transfer of such URC Shares and the receipt of Exchangeable Shares therefor. In order to make such election, the beneficial holder must deliver to ExchangeCo (or such other applicable entity as provided in the Plan of Arrangement), within seventy-five (75) days of the Effective Date, two duly completed and signed copies of the prescribed election form (or such other form or method as may be accepted by ExchangeCo in accordance with the Plan of Arrangement), including the applicable agreed amount in respect of such election. Subject to the election forms being properly completed and complying with the requirements of the Tax Act (and applicable provincial income tax law), ExchangeCo (or such other applicable entity) will execute and return such forms to the beneficial holder for filing with the Canada Revenue Agency (and any applicable provincial taxing authority).

None of the Company, New URC, CallCo or ExchangeCo will be responsible for the proper completion or filing of any such election form and, except for the obligation to execute and return such forms in accordance with the Plan of Arrangement, none of them will be responsible for any taxes, interest or penalties resulting from the failure by any beneficial holder to properly complete, execute or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation), or to otherwise qualify for such election.

See " *Tax Matters – Canadian Tax Matters - Holders Resident in Canada - Exchange of URC Shares - Exchange of URC Shares for Exchangeable Shares - Section 85 Election*" for further information in this respect.

Withholding Taxes

The Company, New URC, CallCo, ExchangeCo, the Depositary and any other applicable payor (each, a "**Payor**") shall be entitled to deduct and withhold from any Consideration or other amount payable or otherwise deliverable (whether in cash or

in kind, including, for greater certainty, any New URC Shares, Exchangeable Shares or other securities) to any Person under the Arrangement or the Plan of Arrangement, including any payment to a Shareholder who has validly exercised Dissent Rights, such amounts as such Payor is required to deduct or withhold therefrom under applicable Law in respect of Taxes. Any such amounts so deducted or withheld and remitted to the appropriate Governmental Entity shall be deemed, for all purposes of the Plan of Arrangement, to have been paid to the Person in respect of whom such deduction or withholding was made. If the amount required to be deducted or withheld exceeds the amount of cash otherwise payable to a Person, the applicable Payor may sell or otherwise dispose of such portion of the Consideration otherwise deliverable to such Person as is necessary to satisfy such deduction or withholding obligation, and any remaining net proceeds shall be paid to such Person.

Delivery of Consideration

At or prior to the Effective Time, New URC shall deposit, or cause to be deposited, with the Depositary, for the benefit of the Shareholders, the New URC Shares, Exchangeable Shares and any other Consideration to which such holders are entitled pursuant to the Plan of Arrangement, which securities and other Consideration shall be held by the Depositary, from and after the Effective Time, for such holders for distribution in accordance with the Plan of Arrangement.

Upon surrender to the Depositary by a Shareholder (other than a Dissenting Shareholder) of the certificate or certificates which, immediately prior to the Effective Time, represented such URC Shares, together with a duly completed and executed Letter of Transmittal and Election Form and such other documents as may reasonably be required by New URC, CallCo, ExchangeCo or the Depositary (or, if such URC Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such URC Shares on a book-entry account statement), the holder shall be entitled to receive in exchange therefor, and the Depositary shall deliver, or cause to be delivered, as soon as practicable after the Effective Time, the New URC Shares or Exchangeable Shares, as applicable, to which such holder is entitled pursuant to the Plan of Arrangement, less any amounts required to be deducted or withheld pursuant to applicable Law, and the certificates so surrendered shall forthwith be cancelled.

From and after the Effective Time, there shall be no further registration of transfers of URC Shares on the register of holders thereof and each certificate or book-entry account statement that immediately prior thereto represented URC Shares shall thereafter represent only the right to receive the Consideration to which the holder thereof is entitled pursuant to the Plan of Arrangement, and any dividends or other distributions declared or made after the Effective Time with respect to New URC Shares shall be paid to such holder only upon surrender of such certificates or book-entry account statements in accordance with the foregoing.

In the event any certificate that immediately prior to the Effective Time represented URC Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact and the provision of an indemnity reasonably satisfactory to New URC and the Depositary, the holder thereof shall be entitled to receive the Consideration to which such holder is entitled pursuant to the Plan of Arrangement.

Notwithstanding the foregoing, any entitlement to receive Consideration pursuant to the Plan of Arrangement shall be subject to the limitation and proscription provisions set out in the Plan of Arrangement.

Limitation and Proscription

To the extent that a Shareholder has not complied with the procedures for surrender set out in the Plan of Arrangement on or before the date that is three (3) years after the Effective Date, then the Consideration to which such holder was entitled shall be deemed to have been surrendered to New URC or ExchangeCo, as applicable, for cancellation for no Consideration and such Consideration shall be delivered by the Depositary to New URC or ExchangeCo, as applicable. From and after the final proscription date, the interest of such holder in such Consideration and any dividends or distributions thereon shall terminate and the certificates formerly representing URC Shares shall cease to represent any right or claim of any kind or nature.

Paramountcy

From and after the Effective Time: (i) the Plan of Arrangement shall take precedence and priority over any and all URC Shares and URC Options issued and outstanding immediately prior to the Effective Time; (ii) the rights and obligations of the holders thereof, the Company, New URC, CallCo, ExchangeCo, the Depositary and any transfer agent or other depositary therefor shall be solely as provided for in the Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual

or contingent and whether or not previously asserted) based on or in any way relating to URC Shares or URC Options shall be deemed to have been settled, compromised, released and determined without liability except as expressly set forth in the Plan of Arrangement and the Arrangement Agreement.

Amendments to the Plan of Arrangement

The Company and the Sweetwater Investors may amend, modify or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement shall be in writing, shall be approved by the Company and the Sweetwater Investors in accordance with the Arrangement Agreement, filed with the Court and, if made following the Meeting, approved by the Court, and communicated to the Shareholders if and as required by the Court. Any such amendment, modification or supplement may be proposed at any time prior to or at the Meeting and, if accepted by Shareholders voting thereon, shall become part of the Plan of Arrangement for all purposes.

Following the Meeting, any amendment, modification or supplement that is approved or directed by the Court shall be effective only if consented to by the Company and the Sweetwater Investors and, if required by the Court, by the Shareholders voting in the manner directed by the Court.

Notwithstanding the foregoing, any amendment, modification or supplement may be made following the Meeting without Court approval where it concerns a matter of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the interests of any Shareholder or holder of URC Options.

Procedure for the Arrangement to Become Effective

The Arrangement will be implemented by way of a Court-approved Plan of Arrangement under section 192 of the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

- The Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order; and
- The Court must grant the Final Order approving the Arrangement.

In addition, the completion of the Arrangement is subject to the satisfaction or waiver (where permitted) of the other conditions precedent set out in the Arrangement Agreement, including, without limitation: (i) the receipt of the Key Regulatory Approvals; (ii) the approval for listing on Nasdaq of the New URC Shares to be issued and issuable in connection with the Arrangement; (iii) the execution and delivery of the Investors Rights Agreement; (iv) the execution and delivery of the Intercompany Loan Agreement; (v) the consummation of the Pre-Closing Sweetwater Reorganization; (vi) the absence of a URC Material Adverse Effect and a Sweetwater Material Adverse Effect; and (vii) no more than 5% of the issued and outstanding URC Shares having exercised Dissent Rights, in each case as more particularly described in the Arrangement Agreement.

Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least (i) 66 2/3% of the votes cast in person or by proxy at the Meeting by Shareholders; and (ii) a simple majority of the votes cast in person or by proxy at the Meeting by Shareholders, excluding the votes cast by certain persons in accordance with MI 61-101. See "*Securities Law Matters – Canadian Securities Law Matters*".

Voting Support Agreements

Contemporaneously with the execution of the Arrangement Agreement, the Sweetwater Investors entered into voting support agreements (the "**Voting Support Agreements**") with certain directors and/or officers of the Company and UEC (collectively, the "**Supporting Shareholders**").

The Supporting Shareholders beneficially own, or exercise control or direction over, URC Shares and URC Options (collectively, the "**Subject Securities**") and have agreed, subject to the terms of the Voting Support Agreements, to, among

other things, support the Arrangement and the transactions contemplated thereby, including to vote all of their Subject Securities in favour of the Arrangement Resolution and any other matters necessary for the consummation of the Arrangement.

The following is a summary of the principal terms of the Voting Support Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Support Agreement, a copy of which will be filed on SEDAR+.

Under the Voting Support Agreements, each Supporting Shareholder has agreed, among other things: (a) to vote (or cause to be voted) all of the Subject Securities at any meeting of holders of URC Shares in favour of the Arrangement and any matters necessary to give effect thereto and against any Acquisition Proposal or any transaction or action that could reasonably be expected to prevent or materially delay the completion of the Arrangement; (b) to deliver, no later than five Business Days prior to the applicable proxy cut-off time, duly completed forms of proxy or voting instruction forms in respect of all Subject Securities and not to revoke or withdraw such proxies without the prior written consent of the Sweetwater Investors (unless the Voting Support Agreement is terminated); (c) not to transfer or agree to transfer any Subject Securities or grant any security interest or other encumbrance in respect thereof; (d) not to solicit, initiate, encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, or provide any non-public information or access in connection therewith; (e) not to take any action that would reasonably be expected to delay or prevent the completion of the Arrangement; and (f) to use commercially reasonable efforts to cooperate with the Company and the Sweetwater Investors in connection with regulatory filings required in connection with the Arrangement.

The Voting Support Agreements also contain customary representations and warranties of the Supporting Shareholders, including with respect to ownership and voting power over the Subject Securities and authority to enter into the agreement.

In addition, each Voting Support Agreement provides that a Supporting Shareholder that is a director or officer of the Company is bound solely in his or her capacity as a securityholder and not in his or her capacity as a director or officer, and nothing therein restricts such Supporting Shareholder from acting in accordance with his or her fiduciary duties.

Each Voting Support Agreement will terminate automatically upon the earlier of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms; and (iii) termination by mutual written consent of the parties. In addition, the Voting Support Agreement with UEC may be terminated by UEC if the Arrangement Agreement is amended in a manner that results in UEC receiving less consideration than contemplated at the time of execution of such Voting Support Agreement.

Court Approval

The Arrangement requires approval by the Court under section 192 of the CBCA. Prior to mailing this Information Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed the Notice of Hearing of Petition to approve the Arrangement (the "**Notice of Hearing of Petition**"). Copies of the Interim Order and the Notice of Hearing of Petition are attached as "*Appendix "D" – Interim Order*" and "*Appendix "E" – Notice of Hearing Position*", respectively, to this Information Circular.

Subject to the Shareholder Approval, the Court hearing in respect of the Final Order is expected to take place on July 23, 2026, at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Vancouver Law Courts at 800 Smithe Street, Vancouver, British Columbia, or as counsel may be heard, or at any other date and time as the Court may direct.

Under the terms of the Interim Order, each Shareholder, directors of the Company, the auditor of the Company and other interested Persons with leave of the Court, will have the right to appear and make submissions at the application for the Final Order. Persons wishing to participate, be represented or present evidence or argument at the hearing must file with the Court and serve upon the solicitors for the Company at its address for such purpose (Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5, Attention: Sean Boyle, or by email to sean.boyle@blakes.com) a Response to Petition and any additional affidavits or other materials upon which they intend to rely and satisfy certain other requirements as set out in the CBCA, the Interim Order, and any other order of the Court. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those Persons having previously filed a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of the Company's application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

Subject to the Court ordering otherwise, only those Persons who file a Response to Petition as set out in the Notice of Hearing of Petition and satisfy certain other requirements as set out in the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. A copy of the Notice of Hearing of Petition which includes the relief sought in the Final Order is attached as "*Appendix "E" – Notice of Hearing Position*" to this Information Circular.

Shareholders, directors of the Company, the auditor of the Company or other interested Persons with leave of the Court who wish to participate in or be represented at the Court hearing for the Final Order are encouraged to seek independent legal advice.

At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for the issuance of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and have received timely notice thereof.

Accordingly, the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of securities issuable pursuant to the Plan of Arrangement, including the Exchangeable Consideration Shares, and the New URC Shares. The Court will be informed of this effect of the Final Order. Assuming the Final Order is granted, and the other closing conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Letter of Transmittal and Election Form

A Letter of Transmittal and Election Form have been mailed, together with this Information Circular, to each person who was a Registered Shareholder on the Record Date. Each Registered Shareholder must forward a properly completed and signed Letter of Transmittal and Election Form, with accompanying certificate(s) representing URC Shares, if any, and all other required documents, in order to receive the Consideration to which such Registered Shareholder is entitled under the Arrangement. It is recommended that Registered Shareholders complete, sign and return the Letter of Transmittal and Election Form with accompanying certificate(s) representing URC Shares, if any, to the Depositary as soon as possible. Registered Shareholders that hold their URC Shares in book-entry or other uncertificated form may deliver their URC Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal and Election Form in accordance with the instructions in the Letter of Transmittal and Election Form. If you are a Registered Shareholder who is an Eligible Holder, to make a valid election as to the form of the Consideration that you wish to receive under the Arrangement, you must sign and return the Letter of Transmittal and Election Form and make a proper election thereunder and return it with accompanying certificate(s) representing URC Shares, if any, to the Depositary prior to the Election Deadline. See "*The Arrangement - Election and Exchange Procedure*".

Only Registered Shareholders must complete the Letter of Transmittal and Election Form. Eligible Holders whose URC Shares are registered in the name of an Intermediary should contact that Intermediary for instructions to elect the form of the Consideration they wish to receive. The Intermediary's deadline for electing Exchangeable Shares may be earlier than the Election Deadline set by the Company. Shareholders who are not Registered Shareholders are encouraged to reach out to their Intermediary as early as possible for instructions on how to elect Exchangeable Shares.

Any use of the mail to transmit a certificate for URC Shares and a related Letter of Transmittal and Election Form is at the risk of the Registered Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Registered Shareholders deposit a Letter of Transmittal and Election Form and forward the certificate(s) representing URC Shares, if any, upon completion of the Arrangement on the Effective Date, Shareholders will cease to be Registered Shareholders as of the Effective Time and will only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Registered Shareholders who duly and validly exercise Dissent Rights, the right to receive fair value for their URC Shares in accordance with the dissent procedures. See "*Dissent Rights*".

The instructions for making elections, exchanging certificates representing URC Shares and depositing such share certificates with the Depositary, as applicable, are set out in the Letter of Transmittal and Election Form and should be reviewed carefully. The Letter of Transmittal and Election Form also provides instructions with regard to lost certificates. See "*Election and Exchange Procedure*".

Any Letter of Transmittal and Election Form, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Registered Shareholder except that each Letter of Transmittal and Election Form will be automatically revoked if the Depositary is notified in writing by the Company or New URC that the Arrangement Agreement has been terminated. If a Letter of Transmittal and Election Form is automatically revoked, the certificate(s) representing the URC Shares received with the Letter of Transmittal and Election Form, if any, will be promptly returned to the Shareholder submitting the same to the address specified in the Letter of Transmittal and Election Form.

Beneficial Shareholders Receiving New URC Shares

Beneficial Shareholders that will receive New URC Shares as the Consideration under the Arrangement should be aware that such New URC Shares may be held in the name of Cede & Co on behalf of the DTC, and can be held at DTC as long as there are no restrictions on the New URC Shares. The Intermediary that the Beneficial Shareholder deals with in respect of its URC Shares may or may not be able to accept New URC Shares held at the DTC. Beneficial Shareholders should contact such Intermediary to confirm whether any additional steps are required to receive New URC Shares including, but not limited to, actions relating to such Beneficial Shareholder becoming a registered holder with respect to such New URC Shares.

Election and Exchange Procedure

Each Registered Shareholder who is an Eligible Holder will have the right to elect in the Letter of Transmittal and Election Form to receive the form of Consideration permitted under the Plan of Arrangement. Eligible Holders whose URC Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivery of the share certificate(s) representing those URC Shares, if any, and making, if applicable, an election with respect to the form of Consideration they wish to receive. **Only Registered Shareholders who are Eligible Holders, or holding URC Shares on behalf of Eligible Holders, are able to complete the Letter of Transmittal and Election Form.**

All Shareholders who are not Eligible Holders will not have the right to make an election and will receive the default form of Consideration in accordance with the Plan of Arrangement.

If you are a Registered Shareholder who is an Eligible Holder, or a Registered Shareholder holding URC Shares on behalf of an Eligible Holder, to make a valid election as to the form of Consideration that you wish to receive under the Arrangement, you must complete, sign and return the Letter of Transmittal and Election Form and return it with accompanying certificate(s) representing those URC Shares, if any, to the Depositary prior to the Election Deadline, being the date and time determined in accordance with the Plan of Arrangement and announced by the Company by news release.

Only Eligible Holders may elect, in respect of all or any portion of their URC Shares, to receive Exchangeable Shares. **Shareholders who are Eligible Holders wishing to jointly file a section 85 election under the Tax Act with the ExchangeCo (in order to obtain a full or partial tax deferral in respect of the transfer of their URC Shares) must elect to receive Exchangeable Shares as part of the Consideration in respect of such transfer. See "*Tax Elections*" and "*Tax Matters – Canadian Tax Matters - Holders Resident in Canada*".**

An election will have been properly made by Eligible Holders, or Registered Shareholders holding URC Shares on behalf of Eligible Holders, only if the Depositary has received, by the Election Deadline, a duly completed and signed Letter of Transmittal and Election Form accompanied by the certificate(s) representing those URC Shares, if any, to which the Letter of Transmittal and Election Form relates, in proper form for transfer, together with all other required documents. Eligible Holders

whose URC Shares are registered in the name of an Intermediary should contact that Intermediary for instructions to elect the form of the Consideration they wish to receive. The Intermediary's deadline for electing Exchangeable Shares may be earlier than the Election Deadline set by the Company. Shareholders who are not Registered Shareholders are encouraged to reach out to their Intermediary as early as possible for instructions on how to elect Exchangeable Shares.

The determination of the Company and the Sweetwater Investors as to whether elections have been properly made and when elections were received by the Depositary will be binding. **SHAREHOLDERS WHO DO NOT MAKE AN ELECTION PRIOR TO THE ELECTION DEADLINE, OR WHOSE ELECTION IS DEEMED NOT PROPERLY MADE, WILL BE DEEMED NOT TO HAVE ELECTED TO RECEIVE EXCHANGEABLE SHARES AND WILL INSTEAD RECEIVE THE NEW URC SHARES AS CONSIDERATION IN ACCORDANCE WITH THE PLAN OF ARRANGEMENT.** The Depositary may, with the agreement of the Company and the Sweetwater Entities, make such rules as are consistent with the Arrangement Agreement for the implementation of the elections contemplated by the Arrangement Agreement and as are necessary or desirable to fully effect such elections.

The Election Deadline will be the date and time specified in a news release issued by the Company prior to the Effective Date. The Company will provide at least five (5) Business Days' notice of the Election Deadline subject to any subsequent extension provided that at least one (1) Business Day advance notice will be provided by the Company.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of URC Shares deposited pursuant to the Arrangement will be determined by the Company and the Sweetwater Investors, acting reasonably, and such determination will be final and binding. The Company and the Sweetwater Investors reserve the right to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There will be no duty or obligation to give notice of any defects or irregularities and no liability will be incurred for failure to give any such notice.

Exchange Procedure

At or prior to the Effective Time, New URC and ExchangeCo will deliver or cause to be delivered to the Depositary evidence of the New URC Shares and Exchangeable Shares required to satisfy the Consideration payable to Shareholders in accordance with the Plan of Arrangement, which securities will be held by the Depositary for such former Shareholders for distribution in accordance with the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of any certificate which immediately prior to the Effective Time represented outstanding URC Shares (other than URC Shares held by Dissenting Shareholders), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents as reasonably requested (or, if such URC Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer of the surrender of such URC Shares on a book-entry account statement), the registered holder of such URC Shares will be entitled to receive in exchange therefor the Consideration to which such holder is entitled under the Arrangement, less any amounts withheld in accordance with the Plan of Arrangement, and any certificate so surrendered will forthwith be cancelled.

Any exchange or transfer of URC Shares pursuant to the Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

Until surrendered, each certificate which immediately prior to the Effective Time represented URC Shares will be deemed to represent only the right to receive the applicable Consideration and any dividends or distributions thereon upon compliance with the surrender procedures set out in the Plan of Arrangement.

Tax Elections

A Shareholder who is an Eligible Holder and who validly elects to receive Exchangeable Shares will have the opportunity to make a joint election with ExchangeCo under section 85 of the Tax Act. Assuming a valid election is made, such Eligible Holder may obtain a full or partial tax deferral of any capital gain otherwise arising on the disposition of its URC Shares.

Such election must be made by delivering the prescribed election forms within the time prescribed under the Plan of Arrangement. ExchangeCo will sign and return such forms where properly completed but will not be responsible for any failure by a holder to comply with applicable tax requirements.

No Fractional Shares

In no event will any Shareholder be entitled to a fractional New URC Share or a fractional Exchangeable Share. Where the aggregate number of such shares to be issued would result in a fraction, the number of shares to be received will be rounded down to the nearest whole share, and no payment or other adjustment will be made in respect of the fractional interest.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding URC Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact and the provision of any required indemnity or bond satisfactory to New URC, ExchangeCo, the Company and the Depositary (each acting reasonably), the Depositary will deliver the Consideration otherwise deliverable in exchange for such certificate in accordance with the Plan of Arrangement.

Beneficial Shareholders

Shareholders whose URC Shares are registered in the name of an Intermediary should contact such Intermediary for instructions and assistance in delivery of the share certificate(s) representing those URC Shares, if any, and making an election with respect to the form of Consideration they wish to receive.

No Dividends or Distributions with respect to Unsurrendered Share Certificates

No dividends or other distributions declared or made after the Effective Time with respect to New URC Shares or Exchangeable Shares will be delivered to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding URC Shares unless and until such holder complies with the surrender procedures set out in the Plan of Arrangement.

At the time of such compliance, there will be delivered to such holder, without interest and subject to applicable withholding, any dividends or distributions theretofore paid with respect to such New URC Shares or Exchangeable Shares, in each case in accordance with the Plan of Arrangement, including the limitation and proscription provisions thereof.

Concurrent Private Placement

In connection with the Arrangement and to finance a portion of the Cash Consideration payable thereunder, UEC subscribed for subscription receipts of the Company at a price of US$3.64 per subscription receipt for aggregate gross proceeds of US$40 million (the "**Concurrent Private Placement**"), which private placement closed on May 1, 2026.

Each subscription receipt entitles UEC to receive, upon satisfaction or waiver of the escrow release conditions set out in the Subscription Agreement, one URC Share, without payment of additional consideration. The escrow release conditions include, among other things, the satisfaction or waiver of all conditions precedent to the completion of the Arrangement, including receipt of the Shareholder Approval.

The subscription proceeds are being held in escrow with Computershare Trust Company of Canada, as escrow agent, pending satisfaction or waiver of the escrow release conditions. Upon confirmation that the escrow release conditions have been satisfied or waived and delivery of a release notice to the escrow agent, the escrowed funds will be released immediately prior to the Effective Time and the subscription receipts will automatically convert into URC Shares immediately prior to completion of the Arrangement in accordance with the sequence of steps set out in the Plan of Arrangement.

If the escrow release conditions are not satisfied or waived on or prior to the Outside Date, or if the Arrangement Agreement is terminated, the subscription receipts will be cancelled and UEC will be entitled to a return of the subscription proceeds, together with any interest accrued thereon.

Assuming completion of the Arrangement and that any Concurrent Financing is not completed, UEC is expected to hold approximately 8% of the issued and outstanding New URC Shares upon completion of the Arrangement. The TSX conditionally approved the Concurrent Private Placement on April 28, 2026, and provided formal acceptance and closeout for the listing of the underlying shares on May 27, 2026.

Concurrent Financing

Prior to completion of the Arrangement, the Company may pursue a Concurrent Financing.

Pursuant to the Arrangement Agreement and the Plan of Arrangement, the aggregate Purchase Consideration payable to the Sweetwater Investors will be adjusted in the event the Company completes any Concurrent Financing prior to the Effective Time. In such circumstances, (i) the first US$52 million of net proceeds, and (ii) 80% of any net proceeds in excess of US$92 million, in each case received in connection with any Concurrent Financing, will be applied to reduce the number of New URC Shares otherwise issuable to the Sweetwater Investors under the Arrangement.

Investors Rights Agreement

The following is a summary of certain provisions of the Investors Rights Agreement and is qualified in its entirety by reference to the full text of the Investors Rights Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Investors Rights Agreement.

In connection with the Arrangement Agreement, the Company and the Sweetwater Investors will enter into the Investors Rights Agreement in connection with the closing of the Arrangement, which will provide the Sweetwater Investors with certain voting support, standstill, board representation, participation, transfer, resale and registration rights.

For two years following the Effective Date (the "**Support Period**"), each of the Orion Sellers and OTPP, together with its parent OTPPB, will generally be required to vote their New URC Shares in accordance with the recommendations of the board of directors of New URC, subject to customary exceptions, including with respect to extraordinary transactions, related party transactions, matters that would violate OTPPB's proxy voting guidelines and modifications to New URC's organizational documents. During the Support Period, the Sweetwater Investors and their controlled subsidiaries (subject to certain exclusions, including non-controlled portfolio companies and permitted transferees) will also be subject to customary standstill restrictions, including restrictions on acquiring additional voting or debt securities of New URC or its subsidiaries, requisitioning, joining in any requisition or calling shareholder meetings, seeking to change the composition of the board of directors of New URC other than pursuant to their agreed board nomination rights, submitting or inducing any person to submit any shareholder proposals, acting jointly or in concert with others in respect of such matters, or publicly disclosing any intention to do so.

The Investors Rights Agreement will also provide the Sweetwater Investors with board representation rights during the Support Period for so long as the applicable Sweetwater Investor continues to hold at least 10% of the outstanding voting securities of New URC. The Orion Sellers will be entitled to designate nominees proportionate to their ownership of voting securities of New URC Shares and OTPP will be entitled to designate one nominee, provided that in no event may the directors appointed by the Sweetwater Investors, in the aggregate, be equal to or exceed 50% of the total number of directors on the board of directors of New URC. In addition, during the Support Period, the Sweetwater Investors will have customary anti-dilution participation rights in equity financings of New URC to maintain their respective proportionate ownership interests.

Each Sweetwater Investor will also be subject to a lock-up on transfers of New URC Shares for a period of 180 days following the Effective Date, subject to (i) early release if the volume-weighted average closing price of New URC Shares equals or exceeds $7.50 during any consecutive 20-day trading period commencing on or after 90 days following the Effective Date, and (ii) certain customary exceptions, including transfers to permitted transferees that agree to be bound by the same obligations under the Investors Rights Agreement.

For a period ending on the earlier of the end of the Support Period and the time when the applicable Sweetwater Investor ceases to hold more than 10% of the outstanding New URC Shares, the Sweetwater Investors will also be subject to resale restrictions. These include, among other things: (i) a requirement to provide at least three Business Days' prior written notice to New URC of most proposed sales, subject to customary exceptions (including underwritten offerings, underwritten block trades, certain Rule 144 sales and small-volume trades below a specified threshold); (ii) restrictions on sales to any person or group that, to the actual knowledge of the applicable Sweetwater Investor (after reasonable inquiry), would beneficially own more than 10% of the outstanding New URC Shares as a result of such sale, subject to customary exceptions for broadly distributed offerings; and (iii) restrictions on sales to certain specified strategic or financial counterparties identified on a negotiated no-sell list. The Investors Rights Agreement also requires that any permitted transferee agree in writing with New URC to be bound by the same restrictions as the Sweetwater Investors and that, in connection with underwritten or brokered sales, the applicable Sweetwater Investor provide the Investors Rights Agreement to the intermediary and request compliance with its allocation

and distribution provisions, including affording New URC the right to participate in allocation decisions where the applicable Sweetwater Investor has such rights.

The Investors Rights Agreement will further provides the Sweetwater Investors with customary registration rights. New URC is expected to file with the SEC a resale registration statement covering all New URC Shares issued or issuable in connection with the Arrangement, including then-outstanding registrable securities held by the Sweetwater Investors, on Form S-1, to use reasonable best efforts to cause such registration statement to be declared effective under the U.S. Securities Act as promptly as possible and in any event within 90 days following the Effective Date, and to maintain its effectiveness until all registrable securities have ceased to be registrable securities.

The Sweetwater Investors will also have customary demand registration rights, including for underwritten offerings, underwritten block trades and shelf takedowns, subject to (i) customary deferral rights, (ii) a limitation of one demand in any 120-day period, (iii) a minimum expected offering size of US$75 million and (iv) a requirement that such demand be made by Sweetwater Investors holding a majority of the Sweetwater Investors aggregate outstanding registrable securities. In addition, the Sweetwater Investors will have customary piggyback registration rights in connection with registered offerings of New URC Shares (other than on Form S-4 or S-8) by New URC on behalf of itself or any other person. The Sweetwater Investors are required to provide customary cooperation in connection with the exercise of such registration rights, and New URC will bear the expenses of its compliance with the registration rights, other than underwriting discounts and commissions, transfer taxes and the fees of the Sweetwater Investors' own advisors and counsel, which will be borne by the applicable Sweetwater Investors. The Investor Rights Agreement will also include customary indemnification and contribution provisions, customary covenants regarding Rule 144 sales and legend removals, and a covenant that New URC will not grant senior or pari passu registration rights to third parties without the consent of the Sweetwater Investors.

Interest of Certain Parties in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and of the Company's management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions as described below. The Board is aware of these interests and considered them along with the other matters described above in "*The Arrangement - Reasons for the Recommendation*".

Ownership of URC Shares and URC Options

As of the date hereof, the directors and executive officers of the Company hold the following URC Shares, URC Options and restricted share units of the Company ("**Company RSUs**") which will be affected by the Arrangement as described under "*The Arrangement – General Description of the Plan of Arrangement*".

		Securities of the Company Beneficially Owned, Directly or Indirectly over which Control or Direction is Exercised[(1)]	
Name	**Position(s)/Title**	**URC Shares**	**URC Options**
Amir Adnani	Chairman & Director	2,379,119	122,450
Scott Melbye	Chief Executive Officer, President & Director	602,048	307,650
Andy Marshall	Chief Financial Officer	-	33,588
Darcy Hirsekorn	Chief Technical Officer	90,000	244,900
Vina Patel	Lead Independent Director	95,000	66,850
Neil Gregson	Director	25,000	66,850
Ken Robertson	Director	-	34,850
Donna Wichers	Director	-	34,850

(1) Information as to securities of the Company beneficially owned, or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers.

On or about April 16, 2026, being the date of execution of the Arrangement Agreement, the Supporting Shareholders entered into voting support agreements with the Sweetwater Investors and, as of such date, collectively beneficially owned or exercised control or direction over approximately 14.37% of the issued and outstanding URC Shares.

Termination and Change of Control Benefits

No change of control or termination payments will be payable to any director, officer or consultant of the Company in connection with the Arrangement.

Insurance and Indemnification of Directors and Officers

Pursuant to the Arrangement Agreement, prior to the Effective Date, the Company may purchase customary "tail" or "run-off" policies of directors' and officers' liability insurance from a reputable and financially sound insurer providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. New URC will, and will cause the Company and its Subsidiaries to, maintain such tail policies in effect, without any reduction in scope or coverage, for six years from the Effective Date; provided that New URC will not be required to pay any amounts in respect of such coverage prior to the Effective Date and provided further that the aggregate cost of such policies for such six-year period is on commercially reasonable and market-based terms for similar policies maintained by the Company.

New URC will cause the Company and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former directors, officers, employees, consultants and contractors of the Company and its Subsidiaries under applicable law and under the articles or other constating documents of the Company or its Subsidiaries or, to the extent disclosed, under any agreement or contract with any such person, and acknowledges that such rights will survive the completion of the Plan of Arrangement and continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date. New URC will also ensure that any successor or assign assumes such obligations.

Depositary

The Company, New URC and ExchangeCo have retained the services of the Depositary for the receipt of each Letter of Transmittal and Election Form and the certificates representing URC Shares and for the issuance of the Consideration payable for the URC Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

INFORMATION RELATING TO THE COMPANY

The Company is a uranium-focused royalty company engaged in the identification, evaluation and acquisition of (i) royalties, streaming and other interests on uranium projects, (ii) physical uranium holdings, and (iii) investments in companies with exposure to uranium and physical uranium, including raw materials critical for uranium production, as part of our long-term strategy to gain direct exposure to uranium prices without direct operating costs and concentrated risks that are associated with exploration, development and mining.

See "*Appendix "F" – Information Relating to the Company*" attached to this Information Circular for detailed information concerning the Company.

INFORMATION RELATING TO THE SWEETWATER ENTITIES

The Sweetwater Entities operate a Wyoming-focused royalty and landholding business, with fee surface and mineral interests in Wyoming, Utah and Colorado. Their primary assets are royalty interests in five operating and two advanced greenfield natural soda ash projects located in the Green River Basin of Wyoming, which hosts the world's largest known natural trona resource base. The Sweetwater Entities derive substantially all of their revenues from royalties, lease payments and related amounts payable by third-party operators that mine trona and produce natural soda ash on lands and mineral interests owned by the Sweetwater Entities. In addition to their soda ash royalty business, the Sweetwater Entities generate, and may seek to generate, ancillary revenue from surface uses, renewable energy development, grazing, easements and other land-based opportunities.

See "*Appendix "G" - Information Relating to the Sweetwater Entities*" attached to this Information Circular for detailed information concerning the Sweetwater Entities.

INFORMATION RELATING TO EXCHANGECO AND CALLCO

ExchangeCo is a company existing under the laws of British Columbia, Canada, incorporated on June 16, 2026, for the purposes of implementing the Arrangement, including acquiring the URC Shares pursuant to the Plan of Arrangement. ExchangeCo currently has no material assets, and to date, ExchangeCo has not carried on any business. ExchangeCo is a wholly-owned indirect subsidiary of New URC and a directly wholly-owned subsidiary of CallCo. On completion of the Arrangement, ExchangeCo will not have any material assets other than the URC Shares acquired under the Plan of Arrangement.

CallCo is an unlimited liability company existing under the laws of British Columbia, Canada incorporated on June 16, 2026, for the purposes of implementing the Arrangement. CallCo currently has no material assets other than the outstanding common shares of ExchangeCo, and to date, CallCo has not carried on any business other than the acquisition of such common share of ExchangeCo.

INFORMATION RELATING TO NEW URC

New URC will, following completion of the Arrangement, indirectly own all of the outstanding voting interests in the Company and, indirectly, the Company's interests in its subsidiaries, and the Company and its subsidiaries will be indirect subsidiaries of New URC.

See "*Appendix "H" – Information Relating to New URC*" attached to this Information Circular for detailed information concerning New URC.

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS

Description of Exchangeable Shares

The Exchangeable Shares will be issued by ExchangeCo and will carry substantially equivalent economic entitlements to those of the New URC Shares, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See "*Risk Factors — Risks Relating to the Exchangeable Shares*".

Eligible Holders may wish to elect to receive Exchangeable Shares rather than New URC Shares in order to potentially take advantage of a full or partial tax deferral available under the Tax Act. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding New URC Shares depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares. Registered Shareholders who are Eligible Holders who wish to elect to receive Exchangeable Shares rather than New URC Shares must properly complete, sign and return the Letter of Transmittal and Election Form together with the accompanying URC Share certificate(s) to the Depositary prior to the Election Deadline. Beneficial Shareholders who are Eligible Holders should contact their Intermediary for instructions on how to elect Exchangeable Shares. See "*Tax Matters – Canadian Tax Matters*" and "*The Arrangement – Election and Exchange Procedure*".

The following summary description of certain material provisions of the Exchangeable Share Provisions is not comprehensive and is qualified in its entirety by reference to the complete text thereof, which will be substantially in the form attached as "*Appendix "I" – Exchangeable Share Provisions*" of this Information Circular.

Ranking

The Exchangeable Shares shall be entitled to: (a) a preference over the ExchangeCo common shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or other returns of capital; and (b) a preference over the ExchangeCo common shares and any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs.

Dividends and Other Distributions

A holder of an Exchangeable Share shall be entitled to receive and the ExchangeCo Board shall, subject to applicable law, on each date on which the New URC Board declares any dividend or other distribution or return of capital on or in respect of the New URC Shares, declare a dividend or other distribution or return of capital on each Exchangeable Share:

(a) in the case of a cash dividend or other cash distribution or cash return of capital declared on or in respect of the New URC Shares, in an amount in cash for each Exchangeable Share equal to the Canadian dollar equivalent of such cash dividend or other cash distribution or cash return of capital declared on or in respect of each New URC Share, provided that if the cash distribution by New URC is declared in a currency other than Canadian dollars, the Holder shall receive the Canadian dollar equivalent, determined using the applicable exchange rate published by the Bank of Canada on the payment date (or such other date as specified) or, if no such rate is available, an exchange rate as may be deemed appropriate by the ExchangeCo Board;

(b) in the case of a share dividend or other share distribution or return of capital declared on or in respect of the New URC Shares to be paid or otherwise satisfied in New URC Shares, to be paid or otherwise satisfied by the issue by ExchangeCo of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of New URC Shares to be issued or distributed on or in respect of each New URC Share; provided, however that ExchangeCo may, in lieu of such issue of Exchangeable Shares, elect to effect a contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares; or

(c) in the case of a dividend or other distribution or return of capital declared on or in respect of the New URC Shares to be paid or otherwise satisfied in property other than cash or New URC Shares, in such type and amount of

property for each Exchangeable Share as is the same as or economically equivalent to the type and amount of property declared as a dividend or other distribution or return of capital on or in respect of each New URC Share.

Such dividends or other distributions or returns of capital shall be paid out of money, assets or property of ExchangeCo (less any amounts withheld pursuant to the Exchangeable Share Provisions) properly applicable to the payment of dividends or other distributions or returns of capital, out of authorized but unissued Exchangeable Shares of ExchangeCo or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions or returns of capital other than or in excess of the dividends or other distributions or returns of capital described above.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution or return of capital declared on or in respect of the Exchangeable Shares shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution or return of capital declared on or in respect of the New URC Shares.

The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision of the Exchangeable Shares, and the effective date of such subdivision, shall be the same dates as the record and payment date, respectively, for the corresponding share dividend or other distribution or return of capital declared on or in respect of the New URC Shares.

If on any payment date for any dividends or other distributions or returns of capital declared on or in respect of the Exchangeable Shares the dividends or other distributions or returns of capital are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions or returns of capital that remain unpaid shall be paid on a subsequent date or dates determined by the ExchangeCo Board on which ExchangeCo shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions or returns of capital.

The ExchangeCo Board shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified third party financial or other advisors as the ExchangeCo Board may determine), "economic equivalence" for the purposes of the Exchangeable Share Provisions and each such determination shall be conclusive and binding on ExchangeCo and its shareholders, absent manifest error. In making each such determination, a number of factors set out in the Exchangeable Share Provisions shall, without excluding other factors determined by the ExchangeCo Board to be relevant, be considered by the ExchangeCo Board.

In the case of a share dividend or other share distribution or return of capital declared on or in respect of New URC Shares to be paid or otherwise satisfied in New URC Shares, in lieu of declaring the share dividend or other distribution or return of capital on the Exchangeable Shares, the ExchangeCo Board may, in good faith and in its sole discretion and subject to applicable law and to obtaining all required regulatory approvals, subdivide, redivide or change each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before such subdivision, redivision or change becomes a number of Exchangeable Shares equal to the sum of: (a) one (1) Exchangeable Share; and (b) the number of Exchangeable Shares corresponding to the number of New URC Shares to be paid or otherwise distributed as a share dividend or other share distribution or return of capital on or in respect of each New URC Share.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, ExchangeCo shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

(a) pay any dividends or other distributions or returns of capital on the ExchangeCo common shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or returns of capital, other than share dividends or other share distributions or other returns of capital payable in ExchangeCo common shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the ExchangeCo common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase or make any capital distribution in respect of any other shares of ExchangeCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of

the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs; or

(d) issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of share dividends or other share distributions or other returns of capital to the holders of such Exchangeable Shares or as otherwise envisaged by these Exchangeable Share Provisions;

provided, however, that the restrictions set out above shall not apply if all dividends or other distributions or returns of capital on the outstanding Exchangeable Shares corresponding to dividends or other distributions or returns of capital declared and paid on the New URC Shares prior to the date of any such event referred to above, shall have been declared and paid in full on the Exchangeable Shares.

Distribution on Liquidation and Associated Call Right

Subject to applicable laws and the due exercise by CallCo or New URC of the Liquidation Call Right (as defined below), in the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of ExchangeCo in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the "**Liquidation Date**"), before any distribution of any part of the assets of ExchangeCo among the holders of the ExchangeCo common shares or any other shares ranking junior to the Exchangeable Shares with respect to dividends or other distributions an amount per share (the "**Liquidation Amount**") equal to (i) the Exchange Price (as defined in the Exchangeable Share Provisions), plus (ii) all Unpaid Dividends (as defined in the Exchangeable Share Provisions), which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount.

CallCo and New URC shall each have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs (voluntary or involuntary), to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or New URC, as the case may be, to each such holder of the Liquidation Amount (payable in the form of the Exchangeable Share Consideration) (the "**Liquidation Call Purchase Price**"). In the event of the exercise of the Liquidation Call Right by CallCo or New URC, as the case may be, each such holder of Exchangeable Shares (other than New URC and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or New URC, as the case may be, on the Liquidation Date upon payment by, or payment caused to be paid by, CallCo or New URC, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration) for each such share, and ExchangeCo shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

New URC shall only be entitled to exercise the Liquidation Call Right if CallCo has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, CallCo or New URC must notify the transfer agent of ExchangeCo, as agent for the holders of the Exchangeable Shares, and ExchangeCo of its intention to exercise such right: (a) in the case of a voluntary liquidation, dissolution or winding-up of ExchangeCo or any other voluntary distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least 30 days before the Liquidation Date; or (b) in the case of an involuntary liquidation, dissolution or winding-up of ExchangeCo or any other involuntary distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least five (5) Business Days before the Liquidation Date. ExchangeCo shall instruct its transfer agent to, and such transfer agent shall, notify the holders of the Exchangeable Shares as to whether or not CallCo or New URC has exercised the Liquidation Call Right forthwith after the expiry of the period during which CallCo or New URC may exercise the Liquidation Call Right. If CallCo or New URC exercises the Liquidation Call Right, then on the Liquidation Date, CallCo or New URC, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

Retraction of Exchangeable Shares and Associated Call Right

Subject to applicable laws and the due exercise by CallCo or New URC of the Retraction Call Right (as defined below), a holder of Exchangeable Shares shall be entitled at any time to require ExchangeCo to redeem any or all (but which must be a whole number) of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchange Price (the "**Retraction Price**"), which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price.

A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to ExchangeCo, at the registered office of ExchangeCo or at any office of the transfer agent of ExchangeCo as may be specified by ExchangeCo by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have ExchangeCo redeem, together with: (a) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of ExchangeCo, as applicable, together with such additional documents, instruments and payments as the transfer agent and ExchangeCo may reasonably require; and (b) a duly executed request (the "**Retraction Request**") in the form prescribed by the Exchangeable Share Provisions or in such other form as may be acceptable to ExchangeCo:

(a) specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by ExchangeCo; provided that the number of Retracted Shares must be a whole number of Exchangeable Shares;

(b) stating the Business Day on which ExchangeCo shall redeem the Retracted Shares, provided that any retraction request will be fulfilled within 10 Business Days nor more than 15 Business Days (or such additional period as may be mutually agreed) of being received by ExchangeCo; and

(c) acknowledging the overriding right (the "**Retraction Call Right**") of CallCo and New URC to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to CallCo or New URC in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in the Exchangeable Share Provisions.

In the event that a holder of Exchangeable Shares delivers a Retraction Request, the Retraction Call Right will be available to each of CallCo and New URC, notwithstanding the requested redemption of the Exchangeable Shares by ExchangeCo, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by CallCo or New URC, as the case may be, of an amount per share equal to the Exchange Price (the "**Retraction Call Right Purchase Price**"), which price shall be satisfied in full by CallCo or New URC, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to CallCo or New URC, as the case may be, on the Retraction Date on payment by CallCo or New URC, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares.

Upon receipt by ExchangeCo of a Retraction Request, ExchangeCo shall immediately notify CallCo and New URC thereof and shall provide CallCo and New URC with a copy of the Retraction Request. New URC shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which CallCo has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, CallCo or New URC, as the case may be, must notify ExchangeCo in writing of its determination to do so within five (5) Business Days after ExchangeCo notifies CallCo and New URC of the Retraction Request. If neither CallCo nor New URC so notifies ExchangeCo within such five (5) Business Day period, ExchangeCo shall notify the holder as soon as possible thereafter that neither CallCo nor New URC will exercise the Retraction Call Right. If one or both of CallCo and New URC delivers notice within such five (5) Business Day period and duly exercises its Retraction Call Right, the obligation of ExchangeCo to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares, CallCo or New URC, as the case may be, shall purchase from such holder and such holder shall sell to CallCo or New URC, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the transfer agent of ExchangeCo, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of

business on the Retraction Date and, for greater certainty, no redemption by ExchangeCo of such Retracted Shares shall take place on the Retraction Date.

Redemption of Exchangeable Shares and Associated Call Right

Subject to applicable laws and the due exercise by CallCo or New URC of the Redemption Call Right (as defined below), ExchangeCo shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by New URC and its affiliates) for an amount per share (the "**Redemption Price**") equal to the Liquidation Entitlement, which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

The "**Redemption Date**" for the Exchangeable Shares means the date, if any, established by the ExchangeCo Board for the redemption by ExchangeCo of all but not less than all of the outstanding Exchangeable Shares, which date shall be no earlier than 10 years from the effective date of the Arrangement, unless:

(a) fewer than 10% of the total number of Exchangeable Shares issued and outstanding on the effective date of the Arrangement are outstanding;

(b) a person acquires 90% of New URC Shares in a take-over bid;

(c) New URC Shareholders approve an acquisition of New URC by way of arrangement or amalgamation;

(d) New URC Shareholders approve a liquidation of New URC;

(e) a sale of all or substantially all of the assets of New URC;

(f) any change or imminent change in applicable laws (including tax laws) in respect of which maintaining the structure associated with the Exchangeable Shares would be materially adverse to New URC;

(g) (i) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of ExchangeCo (other than an Exempt Exchangeable Share Voting Event), (ii) the ExchangeCo Board has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter contemplated by the voting event in any other commercially reasonable manner that does not result in holders of Exchangeable Shares being entitled to vote as shareholders of ExchangeCo in respect of such matter, and (iii) the holders of Exchangeable Shares fail to take the necessary action at a meeting of ExchangeCo's shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, such voting event;

(h) (i) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of ExchangeCo in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares (an "**Exempt Exchangeable Share Voting Event**"), (ii) the change is necessary to maintain the economic equivalence of the Exchangeable Shares and the New URC Shares; and (iii) the holders of Exchangeable Shares fail to take the necessary action at a meeting of ExchangeCo's shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the change; or

(i) any amendment is made to the Tax Act and other applicable provincial income tax laws that permits Holders who: (a) are resident in Canada; (b) hold their Exchangeable Shares as capital property; and (c) deal at arm's length with New URC, to exchange their Exchangeable Shares without requiring such Holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws.

Where there is a Redemption Date, unless a holder otherwise elects by providing notice to ExchangeCo, the holders thereof shall be deemed without further action to exercise their retraction rights immediately prior to any such Redemption Date.

CallCo and New URC shall each have the overriding right (the "**Redemption Call Right**") to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by, or payment caused to be paid by, CallCo or New URC, as the case may be, to each such holder of the Liquidation Entitlement (payable in the form of the Exchangeable Share Consideration) (the "**Redemption Call Purchase Price**"). In the event of the exercise of the Redemption Call Right by CallCo or New URC, as the case may be, each such holder of

Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to CallCo or New URC, as the case may be, on the Redemption Date upon payment by, or payment caused to be paid by, CallCo or New URC, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration), and ExchangeCo shall have no obligation to redeem, or to pay the Redemption Price in respect of, such shares so purchased.

New URC shall only be entitled to exercise the Redemption Call Right if CallCo has not exercised the Redemption Call Right. To exercise the Redemption Call Right, CallCo or New URC must notify the transfer agent of ExchangeCo, as agent for the holders of the Exchangeable Shares, and ExchangeCo of its intention to exercise such right: (a) in the case of a redemption occurring as a result of the accelerated redemption events, on or before the Redemption Date, and (b) in any other case, at least 15 Business Days before the Redemption Date. ExchangeCo shall instruct its transfer agent to, and such transfer agent shall notify the holders of the Exchangeable Shares as to whether or not CallCo or New URC has exercised the Redemption Call Right forthwith after the expiry of the period during which CallCo or New URC may exercise the Redemption Call Right. If CallCo or New URC exercises the Redemption Call Right, CallCo or New URC, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

In the case of a redemption of Exchangeable Shares by ExchangeCo, ExchangeCo shall, at least 15 Business Days before the Redemption Date (other than a Redemption Date established in connection with an accelerated redemption event, in which case notice shall be given on such number of days' prior written notice as may be determined by the ExchangeCo Board to be reasonably practicable in the circumstances), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by ExchangeCo or the purchase by CallCo or New URC under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

Change of Law Call Right

New URC and CallCo shall each have the overriding right (the "**Change of Law Call Right**"), in the event of a Change of Law (as defined in the Exchangeable Share Provisions), to purchase from all but not less than all of the holders of Exchangeable Shares (other than New URC or an affiliate of New URC) on the Change of Law Call Date all but not less than all of the Exchangeable Shares held by each such holder on payment by New URC or CallCo, as the case may be, of an amount per share (the "**Change of Law Call Purchase Price**") equal to the Exchangeable Share Price applicable on the last Business Day prior to the date on which New URC or ExchangeCo acquires the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right (the "**Change of Law Call Date**"), which shall be satisfied in full by New URC or CallCo depositing or causing to be deposited with the transfer agent, on or before the Change of Law Call Date, the consideration representing the total Change of Law Call Purchase Price less any amounts withheld on account of taxes. In the event of the exercise of the Change of Law Call Right by New URC or CallCo, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by the holder to New URC or CallCo, as the case may be, on the Change of Law Call Date upon payment by New URC or CallCo, as the case may be, to such holder of the Change of Law Call Purchase Price.

New URC shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which CallCo has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, New URC or CallCo must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and ExchangeCo of its intention to exercise such right at least 30 days before the Change of Law Call Date. The transfer agent will notify the holders of Exchangeable Shares that New URC and/or CallCo has exercised the Change of Law Call Right forthwith after receiving notice of such exercise. If New URC and/or CallCo exercises the Change of Law Call Right, New URC and/or CallCo will purchase, and the holders of the Exchangeable Shares will sell, on the Change of Law Call Date, all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price.

Voting Rights

Except as required by applicable laws and in respect of certain matters further described in the Exchangeable Share Provisions, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of ExchangeCo or to vote at any such meeting. For greater certainty, holders of Exchangeable Shares will not be

provided with the right to receive notice of or to attend any meeting of New URC at which holders of New URC Shares ("**New URC Shareholders**") are entitled to vote, including on any corporate action of New URC at any such meeting, or to vote at any such meeting (other than in the holders of the Exchangeable Shares' capacities as beneficiaries under the Voting and Exchange Trust Agreement by directing the voting of the Special Voting Share in accordance with the terms of the Voting and Exchange Trust Agreement).

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable laws, the Exchangeable Share Provisions, the Exchangeable Share Support Agreement or the Voting and Exchange Trust Agreement shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution by holders of Exchangeable Shares at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present in person or represented by proxy.

Restrictions on New URC Shares Issuable Upon Exchange of Exchangeable Shares

Pursuant to the Exchangeable Share Support Agreement, New URC will use its commercially reasonable efforts to file, as promptly as practicable after the Effective Date, and cause to be effective as promptly as practicable after the filing thereof, a registration statement on an appropriate form under the U.S. Securities Act for the resale of the New URC Shares that may be issued in connection with the Exchangeable Share Support Agreement.

Unless a resale registration statement under the U.S. Securities Act is effective, any New URC Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with an exchange of the Exchangeable Shares, the exercise by CallCo or New URC of any call rights with respect to the Exchangeable Shares, or the liquidation of ExchangeCo during the 6-month distribution compliance period under Regulation S under the U.S. Securities Act following the date of such delivery, may not be resold, and upon exchange of such Exchangeable Shares, a non-U.S. Holder shall comply with this limitation on resale prior to any exempted sale, including sales under Rule 144.

Certain Resale Restrictions

Unless a registration statement under the U.S. Securities Act is effective, any New URC Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with an exchange of the Exchangeable Shares, the exercise by CallCo or New URC of any call rights with respect to the Exchangeable Shares, or the liquidation of ExchangeCo during the six-month distribution compliance period under Regulation S under the U.S. Securities Act following the date of such delivery, may not be resold on Nasdaq or otherwise into the United States, and upon exchange of such Exchangeable Shares a non-U.S. Holder shall comply with this limitation on resale.

Voting and Exchange Trust Agreement

The following summary description of certain material provisions of the Voting and Exchange Trust Agreement is not comprehensive and is qualified in its entirety by reference to the complete text of the Voting and Exchange Trust Agreement, which is attached as "*Appendix "J" – Voting and Exchange Trust Agreement*" to this Information Circular, and by reference, in relevant part, to the Exchangeable Share Support Agreement, which is attached as "*Appendix "K" – Exchangeable Share Support Agreement*" to this Information Circular.

The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares, other than New URC, CallCo and their affiliates (the "**Beneficiaries**"). The Trustee will hold the Special Voting Share in the capital of New URC which entitles the holder to that number of votes at meetings of New URC Shareholders equal to the product of the number of Exchangeable Shares outstanding at such time (excluding Exchangeable Shares held by New URC and its affiliates) and the Exchange Ratio in effect at the relevant time, in order to enable the Trustee to exercise the voting rights attached thereto and will hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries.

Voting Rights

Pursuant to the Voting and Exchange Trust Agreement, New URC will issue to and deposit with the Trustee the Special Voting Share to be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of the Voting and Exchange Trust Agreement.

Under the Voting and Exchange Trust Agreement, the Trustee shall be entitled to exercise all of the voting rights, including the right to vote in person or by proxy, attaching to the Special Voting Share on any matters, question, proposal or proposition that may properly come before the New URC Shareholders at a meeting of New URC Shareholders.

With respect to all meetings of New URC Shareholders at which New URC Shareholders are entitled to vote, each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes to which a New URC Shareholder (subject to any applicable change as contemplated by the provisions relating to economic equivalence under the Exchangeable Share Support Agreement) is entitled with respect to such matter, proposition or question for each Exchangeable Share owned of record by such Beneficiary as of 4:30 p.m. (Vancouver time) on the record date established by New URC or by applicable Law.

The aggregate voting rights attached to the Special Voting Share at a meeting of New URC Shareholders at which New URC Shareholders are entitled to vote shall consist of the product of the number of outstanding Exchangeable Shares from time to time not owned by New URC and its affiliates and the Exchange Ratio in effect at 4:30 p.m. (Vancouver time) on the record date established by New URC or by applicable Law for which the Trustee shall have received voting instructions from the Beneficiaries.

The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the Trustee will not exercise voting rights with respect to such Exchangeable Share. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled.

The Trustee will send to the Beneficiaries the notice of each meeting at which the New URC Shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, at the same time as New URC sends such notice and materials to the New URC Shareholders. The Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by New URC to the New URC Shareholders at the same time as such materials are sent to the New URC Shareholders. To the extent such materials are provided to the Trustee by New URC, the Trustee will also send to the holders all materials sent by third parties to New URC Shareholders generally, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to New URC Shareholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange of such holder's Exchangeable Shares for New URC Shares.

ExchangeCo Insolvency Event - Exchange Right

Upon the occurrence and during the continuance of (i) the institution by ExchangeCo of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of ExchangeCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by ExchangeCo of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by ExchangeCo to contest in good faith any such proceedings commenced in respect of ExchangeCo within 30 days of becoming aware thereof, or the consent by ExchangeCo to the filing of any such petition or to the appointment of a receiver, (iii) the making by ExchangeCo of a general assignment for the benefit of creditors, or the admission in writing by ExchangeCo of its inability to pay its debts generally as they become due, or (iv) ExchangeCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions specified in a Retraction Request delivered to ExchangeCo in accordance with the terms of the Exchangeable Share Provisions (each an "**ExchangeCo Insolvency Event**"), the Trustee shall have the right (the "**Exchange Right**") to require CallCo or New URC (provided that New URC may, in its sole discretion, cause CallCo to purchase in its stead to the extent permitted by applicable Law) to purchase from

each Beneficiary all or any part of the Exchangeable Shares from each or any Beneficiary, provided that the Trustee may exercise such right only on the basis of instructions received from each such Beneficiary. The purchase price payable by New URC or CallCo, as the case may be, for each Exchangeable Share purchased pursuant to the exercise of the Exchange Right will be the Exchange Price (as defined in the Exchangeable Share Provisions) on the last Business Day prior to the closing of the purchase and sale of such Exchangeable Share, which price will be satisfied in full by New URC or CallCo, as the case may be, delivering the Exchangeable Share Consideration representing such Exchange Price to the Trustee.

As soon as practicable following the occurrence of an ExchangeCo Insolvency Event or any event that with the passage of time or the giving of notice or both would be an ExchangeCo Insolvency Event, New URC and ExchangeCo will give written notice thereof to the Trustee. As soon as practicable after receiving such notice, or upon the Trustee otherwise becoming aware of an ExchangeCo Insolvency Event, the Trustee will give notice to each holder of Exchangeable Shares of such event and will advise the holder of its rights with respect to the Exchange Right.

New URC Liquidation Event - Automatic Exchange Right

Immediately prior to the effective date of (a) any determination by the New URC Board to institute voluntary liquidation, dissolution or winding-up proceedings with respect to New URC or to effect any other distribution of assets of New URC among shareholders for the purpose of winding up its affairs; or (b) the commencement of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of New URC or to effect any other distribution of assets of New URC among its shareholders for the purpose of winding up its affairs, in each case where New URC has failed to contest in good faith any such proceeding commenced in respect of New URC within 30 days of becoming aware thereof (a "**New URC Liquidation Event**"), each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by New URC, CallCo and their affiliates) shall be automatically exchanged for one New URC Share (the "**Automatic Exchange Right**"). To effect such automatic exchange, New URC (or, if New URC so decides, in its sole discretion and to the extent permitted by applicable Law, CallCo) shall purchase all of the Exchangeable Shares outstanding immediately prior to the effective date of the New URC Liquidation Event. The purchase price payable by New URC for each Exchangeable Share purchased pursuant to such exchange will be the Exchange Price (as defined in the Exchangeable Share Provisions) immediately prior to the effective date of the New URC Liquidation Event, which price will be satisfied in full by New URC or CallCo, as applicable, delivering the Exchangeable Share Consideration representing such Exchange Price to the holder thereof.

Exchangeable Share Support Agreement

The following summary description of certain material provisions of the Exchangeable Share Support Agreement is not comprehensive and is qualified in its entirety by reference to the complete text of the Exchangeable Share Support Agreement, the form of which is attached as "*Appendix "K" – Exchangeable Share Support Agreement*" to this Information Circular. The Exchangeable Share Support Agreement will be filed on SEDAR+ following closing of the Arrangement.

Pursuant to the Exchangeable Share Support Agreement, New URC will agree that, so long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding, New URC shall, among other things:

(a) not take any action that will result in the declaration or payment of any dividend or make any other distribution on the New URC Shares unless (i) ExchangeCo shall simultaneously declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an "**Equivalent Dividend**"), (ii) if the dividend is a cash dividend or other distribution, receive sufficient money or other assets from New URC (through any intermediary entities) to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend, and (iii) if the dividend or other distribution is a stock or share dividend or distribution of stock or shares, have sufficient but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend;

(b) advise ExchangeCo sufficiently in advance of the declaration of any dividend or other distribution on the New URC Shares and take all such other actions as are reasonably necessary or desirable, in cooperation with ExchangeCo, to ensure that the respective declaration date, record date and payment date for equivalent dividends

on the Exchangeable Shares are the same as those for any corresponding dividends or other distributions on the New URC Shares;

(c) take all such actions and do all things as are reasonably necessary or desirable to enable and permit ExchangeCo, in accordance with applicable law, to pay the Liquidation Amount, the Retraction Price or the Redemption Price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by ExchangeCo;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Trustee, in accordance with applicable law, to perform its obligations under the Voting and Exchange Trust Agreement, including all such actions and all such things as are reasonably necessary or desirable to enable and permit the Trustee in its capacity as trustee under the Voting and Exchange Trust Agreement to exercise voting rights in respect of a meeting of New URC Shareholders as provided in the Voting and Exchange Trust Agreement;

(e) take all such actions and do all things as are reasonably necessary or desirable to enable and permit New URC or CallCo, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right or any other applicable call right under the Exchangeable Share Provisions;

(f) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit New URC, in accordance with applicable law, to perform its obligations in connection with a Retraction Request and redemption by ExchangeCo pursuant to the Exchangeable Share Provisions; and

(g) not and shall ensure that it and its affiliates do not exercise any voting rights as a shareholder of ExchangeCo to initiate the voluntary liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for purpose of winding up its affairs, without the prior approval of the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions as long as any Exchangeable Shares are outstanding.

In order to protect the economic equivalence of the Exchangeable Shares, the Exchangeable Share Support Agreement will provide that, so long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding:

(a) New URC will not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

   (i) issue or distribute New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) to the holders of all or substantially all of the then outstanding New URC Shares by way of stock dividend or other distribution, other than an issue of New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) to New URC Shareholders (A) who exercise an option to receive dividends in New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement; or

   (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding New URC Shares entitling them to subscribe for or to purchase New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares); or

   (iii) issue or distribute to the holders of all or substantially all of the then outstanding New URC Shares (A) shares or securities of New URC of any class (other than New URC Shares or securities convertible into or exchangeable for or carrying rights to acquire New URC Shares), (B) rights, options, warrants or other assets other than those referred to in clause (a)(ii) above, (C) evidence of indebtedness of New URC or (D) assets of New URC,

unless, in each case, the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed by ExchangeCo simultaneously to holders of the Exchangeable Shares.

(b) New URC shall not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i) subdivide, redivide or change the then outstanding New URC Shares into a greater number of New URC Shares; or

(ii) reduce, combine, consolidate or change the then outstanding New URC Shares into a lesser number of New URC Shares; or

(iii) reclassify or otherwise change New URC Shares or effect an amalgamation, merger, reorganization or other transaction affecting New URC Shares;

unless, in each case, the same subdivision, redivision, reduction, combination or consolidation, as applicable, or a change that provides economic equivalence and equivalent voting rights is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares.

The ExchangeCo Board will determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the ExchangeCo Board may determine), "economic equivalence" for the purposes of any event referred to in paragraphs (a) or (b) above and each such determination will be conclusive and binding on New URC, absent manifest error. ExchangeCo agrees that, to the extent required, upon due notice from New URC, ExchangeCo shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by ExchangeCo, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the New URC Shares and Exchangeable Shares as provided for above.

The Exchangeable Share Support Agreement will provide that in the event that a tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to New URC Shares is proposed to New URC or its shareholders and is recommended by the New URC Board, or is otherwise effected or to be effected with the consent or approval of the New URC Board, and the Exchangeable Shares are not redeemed by ExchangeCo or purchased by New URC or CallCo pursuant to the Redemption Call Right, New URC and ExchangeCo will use reasonable efforts (or best efforts, in ExchangeCo's case) to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than New URC and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the New URC Shareholders, without discrimination. Without limiting the generality of the foregoing, New URC and ExchangeCo will use reasonable efforts in good faith to ensure that all holders of Exchangeable Shares may participate in such offer without being required to retract Exchangeable Shares as against ExchangeCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer).

The Exchangeable Share Support Agreement also will provide that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than New URC or any of its affiliates, New URC will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions, remain the direct or indirect beneficial owner of all issued and outstanding ExchangeCo common shares and CallCo Shares.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties, (ii) evidencing the succession of successors to New URC and the covenants and obligations assumed by such successors; (iii) making such amendments or modifications not inconsistent with the Exchangeable Share Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder or (iv) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of (i), (iii) and (iv), that the board of each of New URC, ExchangeCo and CallCo are of the good faith opinion that such amendments are not prejudicial to the rights or interests of the holders of the Exchangeable Shares), the Exchangeable Share Support Agreement may not be amended except by agreement in writing executed by New URC, CallCo and ExchangeCo and approved by the holders of the Exchangeable Shares.

Under the Exchangeable Share Support Agreement, each of New URC and CallCo will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time with respect to any Exchangeable Shares owned by New URC or its affiliates on any matter considered at meetings of holders of Exchangeable

Shares (including any approval sought from such holders in respect of matters arising under the Exchangeable Share Support Agreement).

THE ARRANGEMENT AGREEMENT

The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement and any amendments thereto, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at "*Appendix "A" – Plan of Arrangement*" to this Information Circular.

On April 16, 2026, the Company and the Sweetwater Investors entered into the Arrangement Agreement, pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in the Sweetwater Entities to New URC and the Company for aggregate consideration to the Sweetwater Investors of approximately US$1.14 billion, payable in a combination of cash and equity. The Arrangement will be effected by way of the Plan of Arrangement under the CBCA and will result in the combination of the Company and the Sweetwater Investors' approximately 92% interest in the Sweetwater Entities under New URC, with Shareholders becoming New URC Shareholders, which will, upon completion of the Arrangement, be the publicly traded parent of the combined group listed on Nasdaq.

Upon completion of the Arrangement, Shareholders will receive one New URC Share for each URC Share held. Shareholders that are Eligible Holders will be able to elect, in respect of all or any portion of their URC Shares, to receive Exchangeable Shares instead of the New URC Shares to which they would otherwise be entitled. Each whole Exchangeable Share will be exchangeable for one New URC Share (subject to customary adjustments for share splits or other reorganizations) in accordance with the Exchangeable Share Provisions. The terms of the Arrangement Agreement are the result of arm's length negotiations among the Company, the Sweetwater Investors and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of both the Company and the Sweetwater Investors for a transaction of the nature of the Arrangement. Except for its status as the contractual document that establishes and governs the legal relations among the Company and the Sweetwater Investors with respect to the Arrangement, the Company does not intend for the Arrangement Agreement to be a source of factual, business or operational information about the Company or the Sweetwater Investors. The Arrangement Agreement contains representations and warranties made by the Company to the Sweetwater Investors, and representations and warranties made by the Sweetwater Investors to the Company. Those representations and warranties were made as of specific dates solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including, in the case of the Company, a URC Material Adverse Effect and in the case of the Sweetwater Investors, a Sweetwater Material Adverse Effect) that may be different from that considered material to the Shareholders, or that may have been used for the purpose of allocating risk between the parties to the Arrangement Agreement rather than for the purpose of establishing facts. Information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of fact at the time they were made or otherwise.

The representations and warranties of the Company include, among other things: (a) Organization and Qualification; (b) Shareholder and Similar Agreements; (c) Authority Relative to the Arrangement Agreement; (d) Board Approval; (e) No Violation; Absence of Defaults and Conflicts; (f) Ownership of Subsidiaries; (g) Authorizations; (h) Litigation; (i) Winding Up; (j) Capitalization of the Company; (k) the Company Incentive Plan; (l) Securities Laws; (m) United States Relationships; (n) Reports; (o) No Orders; (p) Financial Statements; (q) Absence of Undisclosed Liabilities; (r) Absence of Changes; (s) Long-Term and Derivative Transactions; (t) No URC Material Adverse Effect; (u) Tax Matters; (v) Material Contracts; (w) Material Royalty Interests; (x) Technical Matters; (y) Environmental Matters; (z) Employee Matters; (aa) Health and Safety; (bb) Employee Benefit Plans; (cc) Intellectual Property; (dd) Insurance; (ee) Non-Arm's Length Transactions; (ff) Compliance with Laws; (gg) Anti-Corruption, Anti-Money Laundering and Sanctions Laws; (hh) Paradigm Fairness Opinion; (ii) Data Room Information; and (jj) Accuracy of the Disclosure Letter.

The representations and warranties of the Sweetwater Investors (each solely on its own behalf and not jointly with any other Sweetwater Investor) include, among other things: (a) Organization and Qualification of the Sweetwater Investors and the Sweetwater Entities and, to the knowledge of the Sweetwater Investors, the Sweetwater Joint Ventures; (b) Authority Relative

to the Arrangement Agreement; (c) Organizational Approval; (d) No Violation; Absence of Defaults and Conflicts; (e) Ownership of the Sweetwater Entities and the Sweetwater Joint Ventures; (f) Litigation; (g) Winding Up; (h) Capitalization of New URC; (i) No Orders; (j) Financial Statements; (k) Absence of Undisclosed Liabilities; (l) Absence of Certain Changes; (m) Long-Term and Derivative Transactions; (n) Books and Records; (o) No Sweetwater Material Adverse Effect; (p) Tax Matters; (q) Environmental Matters; (r) Material Contracts; (s) Sweetwater Real Property Interests and Sweetwater Mineral Rights; (t) Expropriation; (u) Royalties and Rentals; (v) Employee Matters; (w) Health and Safety; (x) Employee Benefit Plans; (y) Insurance; (z) Compliance with Permits and Laws; (aa) Issuable Shares; (bb) Possession of Intellectual Property; (cc) Privacy Laws; (dd) Anti-Corruption, Anti-Money Laundering and Sanctions Laws; (ee) Community Matters; (ff) Investment Canada Act Status; (gg) Ownership of URC Shares or other Securities; (hh) Data Room Information; (ii) Accuracy of the Disclosure Letter; (jj) Organization and Qualification of Spur; (kk) Ownership of Spur; (ll) Winding Up of Spur; (mm) No Other Assets of Spur; (nn) Litigation; and (oo) Tax Returns.

The representations and warranties of the Company and the Sweetwater Investors contained in the Arrangement Agreement shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of each of the Company and the Sweetwater Investors to complete the Transactions are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of the parties:

(a) the Shareholder Approval shall have been obtained in accordance with the Interim Order, applicable Law and the Arrangement Agreement;

(b) the Interim Order and the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and shall not have been set aside or modified in a manner unacceptable to the Company and the Sweetwater Investors, acting reasonably, on appeal or otherwise;

(c) the Key Regulatory Approvals shall have been obtained and remain in full force and effect;

(d) the Nasdaq Approval shall have been obtained and remain in full force and effect;

(e) the Investors Rights Agreement shall have been duly executed and delivered by the parties thereto;

(f) no applicable Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Sweetwater Investors from consummating the Arrangement;

(g) no injunction, restraining order or other decision, ruling or order of any court or administrative tribunal of competent jurisdiction shall be in effect that prohibits, restrains, limits or imposes conditions on the Transactions, and no proceeding shall have been instituted, remain pending or, to the knowledge of the parties, be threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transactions or that would reasonably be expected to result in a URC Material Adverse Effect or a Sweetwater Material Adverse Effect;

(h) the Intercompany Loan Agreement (as defined in the Plan of Arrangement) shall have been duly executed by the Company and CallCo and delivered to the parties; and

(i) the Pre-Closing Sweetwater Reorganization shall have been consummated.

Conditions Precedent to the Obligations of the Sweetwater Investors

The obligation of the Sweetwater Investors to complete the Transactions is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of the Sweetwater Investors and may be jointly waived by the Sweetwater Investors in whole or in part at any time:

(a) all covenants of the Company under the Arrangement Agreement to be performed or complied with on or before the Effective Date which have not been waived by the Sweetwater Investors shall have been duly performed or complied with by the Company in all material respects;

(b) the representations and warranties of the Company contained in the Arrangement Agreement shall be true and correct as of the Effective Date, subject to the specific materiality standards and bring-down qualifications set out in the Arrangement Agreement, including certain representations that must be true and correct in all material respects, certain specified representations that must be true and correct in all respects other than de minimis inaccuracies, and all other representations being subject to the standard that any failure to be true and correct would not reasonably be expected to have a URC Material Adverse Effect;

(c) since the date of the Arrangement Agreement, there shall not have occurred any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a URC Material Adverse Effect;

(d) Shareholders shall not have properly exercised and not validly withdrawn Dissent Rights in connection with the Arrangement with respect to more than five percent (5%) of the issued and outstanding URC Shares as of the Effective Date; and

(e) the Sweetwater Investors shall have received a certificate of the Company addressed to the Sweetwater Investors and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company, confirming the satisfaction of the conditions set out above.

Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Transactions is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of the Company and may be waived by the Company in whole or in part at any time:

(a) all covenants of the Sweetwater Investors under the Arrangement Agreement to be performed or complied with on or before the Effective Date which have not been waived by the Company shall have been duly performed or complied with by the Sweetwater Investors in all material respects;

(b) the representations and warranties of the Sweetwater Investors contained in the Arrangement Agreement, other than those given solely by HRG, shall be true and correct as of the Effective Date, subject to the specific materiality standards and bring-down qualifications set out in the Arrangement Agreement, including certain specified representations that must be true and correct in all material respects, certain specified representations that must be true and correct in all respects other than de minimis inaccuracies, and all other such representations being subject to the standard that any failure to be true and correct would not reasonably be expected to have a Sweetwater Material Adverse Effect;

(c) the representations and warranties given solely by HRG in the Arrangement Agreement shall be true and correct as of the Effective Date, subject to the specific materiality standards and bring-down qualifications set out in the Arrangement Agreement, including certain specified representations that must be true and correct in all material respects, certain specified representations that must be true and correct in all respects other than de minimis inaccuracies, and all other such representations being subject to the standard that any failure to be true and correct would not reasonably be expected to have a Sweetwater Material Adverse Effect;

(d) since the date of the Arrangement Agreement, there shall not have occurred any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a Sweetwater Material Adverse Effect;

(e) the Company shall have received a certificate of the Sweetwater Investors addressed to the Company and dated the Effective Date, signed on behalf of the Sweetwater Investors by one senior representative of the Orion Sellers and one senior representative of OTPP, confirming the satisfaction of the conditions set out above;

(f) all filings, registrations, recordings and other actions required to be made or taken to evidence, effect, register or perfect the transfer, assignment or conveyance, in accordance with the Plan of Arrangement, of the Sweetwater

Investors' direct and indirect interests in the Sweetwater Entities to the Company and New URC, as contemplated by the Arrangement, shall have been duly made or taken, in each case in form and substance satisfactory to the Company, acting reasonably; and

(g) the Company shall have received a certificate of the Sweetwater Entities addressed to the Company and dated the Effective Date, signed on behalf of the Sweetwater Entities by one senior representative of the Sweetwater Entities, confirming that the Sweetwater Entities have retained, as of immediately prior to the Effective Time, not less than $15,000,000 in unrestricted cash, together with reasonably satisfactory evidence or confirmation of account balances as of the Effective Date.

Additionally, pursuant to the requirements of the TSX, the Company is required to obtain Shareholder approval in connection with the issuance of the Acquisition Securities because the number of Acquisition Securities issuable under the Arrangement exceeds the Dilution Threshold.

Satisfaction of Conditions

The conditions precedent set out in the Arrangement Agreement will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following the filing of the Articles of Arrangement with the consent of the parties in accordance with the terms of the Arrangement Agreement.

Covenants

Interim Covenants

The Arrangement Agreement contains customary pre-completion operating covenants for a transaction of this nature, including among other things:

(a) covenants of each of the Company and the Sweetwater Investors, until the earlier of the Effective Time and the valid termination of the Arrangement Agreement in accordance with its terms, subject to certain exceptions, and to cause each of their respective Subsidiaries and, in the case of the Sweetwater Investors, the Sweetwater Entities, to: (i) conduct the business of the Company or the businesses of the Sweetwater Entities, respectively, in the ordinary course and in accordance with applicable law, comply with the terms of all URC Material Contracts or Sweetwater Material Contracts, as applicable, and use commercially reasonable efforts to preserve intact the current business organization, properties, assets, rights, authorizations, goodwill, employment relationships and business relations with suppliers, partners and any other persons with which such parties have business relations; and (ii) use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations, if any, that are required in order to maintain the URC Material Contracts or Sweetwater Material Contracts, as applicable, and, in the case of the Company, contracts with respect to the URC Material Royalty Interests, and, in the case of the Sweetwater Investors, contracts with respect to the Sweetwater Properties, in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the other party, and without paying, and without committing itself to pay, any consideration or incur any liability or obligation without the prior written consent of the other party.

(b) covenants of each of the Company and the Sweetwater Investors, from the date of the Arrangement Agreement until the earlier of the Effective Time and the valid termination of the Arrangement Agreement in accordance with its terms, not to, directly or indirectly, take certain actions, including, in each case, subject to certain customary and negotiated exceptions, including: amending or modifying constating documents; splitting, combining, subdividing, consolidating or reclassifying, or amending or modifying any term of, any outstanding security of the Company, the Sweetwater Entities or their respective Subsidiaries; reorganizing, arranging, restructuring, amalgamating, merging or entering into, promoting or undertaking a scheme of arrangement with or involving any other person; issuing, granting, delivering, selling, pledging or otherwise subjecting to a Lien any security; redeeming, repurchasing or otherwise acquiring any shares of the Company or the capital stock of any of the Sweetwater Entities, as applicable, or otherwise acquiring any of the Company's or the Sweetwater Entities' outstanding securities; making any material amendments to incentive or equity compensation plans; declaring, setting aside or paying, or setting a record date or payment date for, any dividend other than dividends or distributions by wholly-owned Subsidiaries in the ordinary course or dividends by the Sweetwater Entities to

the Sweetwater Investors in the ordinary course; adopting a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of the Company or the Sweetwater Entities, as applicable, or any of their respective Subsidiaries or any of their respective assets; acquiring or committing to acquire any material interest, or making or committing to make any material investment or contributions of capital, directly or indirectly, in any person or its businesses; selling, leasing, licensing, disposing of, abandoning, pledging or otherwise subjecting to a Lien or otherwise transferring any material assets or any interest in any material assets; incurring, creating, assuming or otherwise becoming liable for any indebtedness for borrowed money or providing any guarantees thereof in excess of certain amounts; amending or modifying in any material respect, terminating or waiving any material right under any URC Material Contract or Sweetwater Material Contract, as applicable, or entering into certain material contracts, other than in certain circumstances in the ordinary course; making any material change to accounting policies or methods of accounting; taking certain actions in respect of employee compensation and benefit entitlements, including increasing compensation of certain employees, directors and officers other than in the ordinary course; commencing, waiving, releasing, assigning, settling, compromising or otherwise resolving any material litigation, proceeding, regulatory process, claim or investigation affecting such party or any of its Subsidiaries; and taking certain actions with respect to material Tax matters. The Sweetwater Investors are also required to use commercially reasonable efforts to cause each Sweetwater Entity that is classified as a partnership for U.S. federal income tax purposes to make a "push-out election" within the meaning of Section 6226 of the U.S. Tax Code with respect to any "imputed underpayment" for any Tax period ending on or before the Effective Time.

Covenants Relating to the Arrangement

Each of the Company and the Sweetwater Investors has agreed that, during the Interim Period, each will, and will cause its respective Subsidiaries (and, in the case of the Sweetwater Investors, the Sweetwater Entities) to, perform all obligations required to be performed by it under the Arrangement Agreement and use reasonable best efforts to cooperate with the other party and to take all such actions as may be necessary or desirable in order to consummate and make effective the Arrangement as soon as reasonably practicable, including: using reasonable best efforts to defend any lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement Agreement or the consummation of the Arrangement and to seek to have lifted or rescinded any injunction or other order that may materially adversely affect the ability of the parties to consummate the Arrangement; using reasonable best efforts to satisfy all conditions precedent to the Arrangement and to take all steps required by the Interim Order and Final Order (as such terms are defined in the Arrangement Agreement) of the court and to comply promptly with all applicable laws in connection with the Arrangement; using commercially reasonable efforts to obtain all material third-party notices, consents, waivers, approvals, permits, exemptions, orders, agreements, amendments or confirmations required in connection with the Arrangement, in each case without paying, or committing the other party to pay, any consideration or incur any liability without the prior written consent of the other party; and, in the case of the Company, applying for and using reasonable best efforts to obtain the approval of Nasdaq for the listing of the New URC Shares. The parties have also agreed to provide prompt written notice of certain specified matters arising during the Interim Period, including certain notices regarding consents, objections, litigation or other matters affecting the Arrangement, in each case subject to the procedures and limitations set out in the Arrangement Agreement.

Regulatory Covenants

Each of the Company and the Sweetwater Investors has agreed to, and to cause their respective affiliates to, use their reasonable best efforts to: (a) obtain all Regulatory Approvals, including the Key Regulatory Approvals (as such terms are defined in the Arrangement Agreement); (b) effect all registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date (including taking all actions necessary to cause the expiration or termination of any applicable waiting period under the HSR Act as soon as reasonably practicable); and (c) take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any law that may be asserted by any governmental entity or any other person with respect to the Arrangement.

Governance Arrangements

Each of the Company and the Sweetwater Investors has agreed that they shall take all actions to ensure that:

(a) the New URC Board shall consist of the individuals serving as members of the board of directors of the Company as of the date of the Arrangement Agreement (subject to vacancies and replacements) and such additional persons

designated by the Sweetwater Investors in accordance with their respective rights under the Investors Rights Agreement;

(b) the chairperson of the New URC Board immediately following the Effective Time shall be Amir Adnani;

(c) the New URC executive officers shall be the persons set out in the Arrangement Agreement, less any such person on that list who resigns, dies, goes on a long-term leave of absence or is dismissed for Cause prior to the Effective Time; and

(d) the parties shall cooperate in taking all actions reasonably necessary, proper or advisable to delist the URC Shares from Nasdaq and the TSX and to terminate registration of the URC Shares under the U.S. Exchange Act following the Effective Time.

Covenants Relating to Exchangeable Shares

Each of the Company and the Sweetwater Investors has agreed that each will, as soon as practicable and in any event within 30 days following the execution of the Arrangement Agreement, prepare and agree upon the Exchangeable Share structure for the Arrangement, including the Exchangeable Share Provisions and the forms of the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement (as each of those terms is defined in the Arrangement Agreement), each on terms acceptable to both parties acting reasonably, and may during such period propose and consider in good faith alternative exchangeable structures. The Sweetwater Investors will also cause the required Exchangeable Share structure entities to be established in advance of the Effective Date, including incorporating ExchangeCo and CallCo under the laws of British Columbia at least 15 Business days prior to the Effective Date, executing and delivering the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement in escrow prior to the Effective Time, maintaining the agreed ownership chain among New URC, CallCo and ExchangeCo until closing, ensuring that ExchangeCo qualifies as a taxable Canadian corporation and that CallCo is treated as disregarded for U.S. federal income tax purposes, ensuring that the shares issued in connection with the Arrangement are duly authorized, validly issued and free of liens or pre-emptive rights, and refraining from taking actions that could reasonably be expected to prevent the exchange of URC Shares for Exchangeable Share Consideration under the Arrangement from qualifying as a tax-deferred transaction for Eligible Holders under the Tax Act.

Covenants Relating to Investors Rights

Each of the Company and the Sweetwater Investors has agreed that the parties will, as soon as practicable and in any event within 30 days following the execution of the Arrangement Agreement, prepare and agree upon the form of the Investors Rights Agreement, substantially on the terms set forth in the Arrangement Agreement, on terms acceptable to the Company and the Sweetwater Investors, each acting reasonably.

Covenants Relating to the Pre-Closing Sweetwater Reorganization

Each of the Company and the Sweetwater Investors has agreed that the Sweetwater Investors will complete the Pre-Closing Sweetwater Reorganization prior to the Effective Time, subject to the Company first providing evidence satisfactory to the Sweetwater Investors that the required approval of the Arrangement Resolution has been obtained. The Sweetwater Investors will also cause New URC to adopt the New URC Incentive Plan.

Non-Solicitation Covenants

Each of the Company and the Sweetwater Investors is subject to reciprocal non-solicitation restrictions that, among other things, restrict their ability to: (a) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to an Acquisition Proposal (as such term is defined in the Arrangement Agreement); (b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other party and its representatives) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (c) remain neutral (whether by taking no position or otherwise) with respect to, agree to, approve or recommend, or propose publicly to remain neutral (whether by taking no position or otherwise) with respect to, agree to, approve or recommend any Acquisition Proposal; (d) announce, accept, approve, endorse, give any consent or make any request in relation to or recommend, or propose publicly to accept, approve, endorse, give any consent or make any request in relation to or recommend, any Acquisition Proposal; (e) accept or

enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement providing for any Acquisition Proposal; or (f) make a URC Change in Recommendation or a Sweetwater Investors Change in Recommendation (as such terms are defined in the Arrangement Agreement).

Each of the Company and the Sweetwater Investors has agreed, and agreed to cause its respective Subsidiaries and representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any person (other than the Company or the Sweetwater Investors, as applicable, and their respective representatives) conducted by the Company or the Sweetwater Investors, as applicable, or any of their respective Subsidiaries or representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, each of the Company and the Sweetwater Investors will discontinue access to and disclosure of any of its confidential information, including any data room and access to properties, facilities, books and records of the Company or the Sweetwater Investors, as applicable, or any of their respective Subsidiaries, to any such person or any other person (other than the Company or the Sweetwater Investors, as applicable, and their respective representatives) and request the return or destruction of all copies of any confidential information regarding the Company or the Sweetwater Investors, as applicable, or any of their respective Subsidiaries provided to any person (other than the Company or the Sweetwater Investors, as applicable, and their respective representatives) since January 1, 2025 in respect of a possible Acquisition Proposal.

Each of the Company and the Sweetwater Investors has agreed not to release, and to cause their respective Subsidiaries not to release, any person from, or waive, amend, suspend or otherwise modify such person's obligations to the Company or the Sweetwater Investors, as applicable, or their respective Subsidiaries under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which the Company or the Sweetwater Investors, as applicable, or any of their respective Subsidiaries is a party, without the prior written consent of the other party (provided that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement is not a violation of the Arrangement Agreement). Each of the Company and the Sweetwater Investors has agreed that if a party or any of its representatives receives any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request in connection with any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal for copies of, access to, or disclosure of, confidential information relating to such party or any of its Subsidiaries or key joint ventures of the Sweetwater Entities, such party shall promptly notify the other party, at first orally, and then promptly (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of the material terms and conditions of the Acquisition Proposal, inquiry, proposal, offer or request and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the other party with copies of any material agreements, documents or correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms of the matters communicated), in respect thereof, from or on behalf of any such persons, in each case to the extent permitted by applicable law and subject to the preservation of solicitor-client privilege and any contractual confidentiality obligations owed to such person.

Unless the Arrangement Agreement has been terminated by any party in accordance with its terms, the Company shall cause the Meeting to occur and the Arrangement Resolution to be voted upon by the shareholders thereat in accordance with the Arrangement Agreement, and the Company shall not submit to a vote of its shareholders any Acquisition Proposal other than the Arrangement Resolution, or any resolution to amend, cancel, revoke or withdraw the Arrangement Resolution prior to the termination of the Arrangement Agreement in accordance with its terms.

Termination of the Arrangement Agreement

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written agreement of the Company and the Sweetwater Investors;

(b) by either the Company or the Sweetwater Investors, if:

(i) the Effective Time has not occurred on or before the Outside Date; provided that a party may not terminate the Arrangement Agreement if it is in breach of any representation, warranty, covenant or obligation set forth

in the Arrangement Agreement and such breach has been the primary cause of, or primarily resulted in, the Effective Time not occurring on or before the Outside Date;

(ii) any applicable law is enacted or made (or any law is amended) that permanently prohibits, enjoins or renders illegal the consummation of the Arrangement, and such law has become final and non-appealable; provided that a party may not terminate the Arrangement Agreement if it is in breach of any representation, warranty, covenant or obligation set forth in the Arrangement Agreement and such breach has been the primary cause of, or primarily resulted in, the event giving rise to the termination right; or

(iii) the Shareholder Approval has not been obtained at the Company Meeting in accordance with the Interim Order, applicable law and the Arrangement Agreement;

(c) by either the Sweetwater Investors or the Company, subject to the notice and cure provisions of the Arrangement Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement by the other party would cause certain closing conditions relating to the performance of covenants or the truth and correctness of representations and warranties of such party not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the Arrangement Agreement, provided that the terminating party is not then in breach of the Arrangement Agreement so as to cause certain closing conditions relating to the other party's covenants or representations and warranties not to be satisfied.

The party seeking to terminate the Arrangement Agreement (other than by mutual written agreement) must provide notice to the other party specifying in reasonable detail the basis for the termination.

If the Arrangement Agreement is terminated, it will become void and have no further force or effect without liability to any party, except that certain provisions of the Arrangement Agreement will survive such termination. Nothing in the Arrangement Agreement will relieve any party from liability for Fraud or Willful Breach of the Arrangement Agreement by such party or its representatives.

Termination Payments

For the purposes of the Arrangement Agreement, the "Shareholder Approval Termination Payment" is US$17,000,000 and the "Sweetwater Investor Expenses Amount" is an amount equal to the reasonable and documented out-of-pocket fees, costs and expenses actually incurred by the Sweetwater Investors in connection with the preparation and negotiation of the Arrangement Agreement, the Plan of Arrangement and any other agreement contemplated thereby (not to exceed US$3,000,000).

If the Arrangement Agreement is terminated by either the Company or the Sweetwater Investors as a result of the Shareholder Approval not having been obtained, provided that such termination did not result primarily from a breach by the Sweetwater Investors of the Arrangement Agreement, the Company will be required to pay an amount equal to the Sweetwater Investor Expenses Amount to the Sweetwater Investors; provided that if: (i) a bona fide Acquisition Proposal in respect of the Company shall have been made or publicly announced or otherwise publicly disclosed by any person or group of persons, or any person or group of persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of the Company; and (ii) within 12 months following the date of such termination, either: (A) the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive contract providing for such an Acquisition Proposal; or (B) any Acquisition Proposal in respect of the Company is consummated, then, in addition to the Sweetwater Investor Expenses Amount, the Company will be required to pay an amount equal to the Shareholder Approval Termination Payment to the Sweetwater Investors.

For greater certainty, neither the Shareholder Approval Termination Payment nor the Sweetwater Investor Expenses Amount will be required to be paid more than once and in no event will more than one Shareholder Approval Termination Payment be payable.

COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the Arrangement, Shareholders will no longer be shareholders of the Company and instead will hold: (a) New URC Shares, or (b) Exchangeable Shares, which Exchangeable Shares will have economic entitlements that are

substantially economically equivalent to New URC Shares. See "*Description of Exchangeable Shares and Related Agreements*" for further details.

Canadian Law and the Constating Documents of the Company and its relations with Shareholders. Following the Arrangement, the rights of New URC Shareholders will be governed by the Laws of Delaware and the constating documents of New URC. Although the rights and privileges of a shareholder of a Delaware company incorporated under the *Delaware General Corporation Law* (the "**DGCL**") are comparable to those of a shareholder of a corporation organized under the CBCA, there are several differences. See "*Appendix "M" – Summary Comparison of Rights of Holders of URC Shares and New URC Shares*" for a summary of the material differences between the provisions of Canadian Law and the Laws of Delaware affecting shareholder rights. "*Appendix "M" – Summary Comparison of Rights of Holders of URC Shares and New URC Shares*" does not include a complete description of all differences between the rights of these holders, nor does it include a complete description of the specific rights of these holders, and is qualified in its entirety by reference to the text of the relevant provisions of the Laws of Canada, the Laws of Delaware and the Constating Documents of the Company, as the case may be. In addition, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences that are equally important do not exist.

SECURITIES LAW MATTERS

Canadian Securities Law Matters

Multilateral Instrument 61-101

The Company is a reporting issuer in each of the provinces and territories of Canada and, accordingly, is subject to applicable securities laws of such jurisdictions, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure that securityholders are treated in a manner that is fair. MI 61-101 may require enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of certain transactions by a special committee of independent directors.

The protections of MI 61-101 generally apply to "business combinations" (as defined in MI 61-101), which include transactions that terminate the interests of securityholders without their consent. MI 61-101 also contemplates that an arrangement transaction may be considered a "business combination" in certain circumstances where a "related party" (as defined in MI 61-101) of the issuer is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with the transaction. In addition, a transaction may be considered a "business combination" where an "interested party" (as defined in MI 61-101) is a party to a "connected transaction" (as defined in MI 61-101) to the business combination.

Transactions that constitute a business combination under MI 61-101 require "minority approval" (as defined in MI 61-101) of such transaction by shareholders. Accordingly, such transaction must be approved by a "majority of the minority" (as defined in MI 61-101) of the shareholders. In determining minority approval for a business combination, an issuer is required to exclude the votes attached to its shares that, to the knowledge of the issuer and its directors and officers after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by all interested parties and their related parties and joint actors (each as defined in MI 61-101).

A "collateral benefit" includes any benefit that a related party of the issuer (which includes the directors and executive officers of the issuer) is entitled to receive, directly or indirectly, as a consequence of the transaction, including an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer. However, such a benefit will not constitute a collateral benefit if the conditions set out in MI 61-101 are satisfied. No directors or executive officers of the Company are considered interested parties under MI 61-101 solely as a result of any payments or benefits arising from their services as directors or officers of the Company, as they will not be entitled to receive any collateral benefits within the meaning of MI 61-101 as a result of the Arrangement.

Any Concurrent Financing and the Arrangement constitute connected transactions, as they have a party in common and are negotiated and completed in connection with one another. UEC is an interested party in respect of the Arrangement and is also a related party of the Company by virtue of beneficially owning, or exercising control or direction over, more than 10% of the outstanding URC Shares. In these circumstances, and in accordance with MI 61-101, the Arrangement constitutes a business combination for purposes of MI 61-101.

UEC, as an interested party, and its related parties and joint actors will therefore be excluded for purposes of the minority approval vote. The directors and senior officers of UEC are related parties of UEC and, to the extent they beneficially own, or exercise control or direction over URC Shares, the votes attached to such URC Shares must also be excluded in determining minority approval. To the knowledge of the Company and as of the date of this Information Circular, UEC beneficially owns or controls, directly or indirectly, 17,978,364 URC Shares and the directors and senior officers of UEC, including Amir Adnani, Scott Melbye and Donna Wichers, beneficially own or control, directly or indirectly, approximately 2,913,400 URC Shares, representing approximately 14.26% of the issued and outstanding URC Shares.

Formal Valuation

No formal valuation under MI 61-101 is required to be obtained by the Company in connection with the Arrangement, as (i) no interested party would, as a consequence of the Arrangement, directly or indirectly acquire the Company or its business, or combine with the Company, whether alone or with joint actors, and (ii) no interested party is a party to any connected transaction to the Arrangement that constitutes a related party transaction for which the Company is required to obtain a formal valuation under section 5.4 of MI 61-101.

Disclosure of Prior Valuations

To the knowledge of the Company and its directors and executive officers, after reasonable inquiry, there have been no prior valuations in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of this Information Circular and, except as disclosed in this Information Circular under the heading "*The Arrangement - Background to the Arrangement*", no *bona fide* prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Company during the 24 months before the execution of the Arrangement Agreement.

Canadian Reporting Obligations of the Company

The Company is a reporting issuer (or the equivalent) in all of the provinces and territories of Canada. It is expected that the Company will apply to cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate its reporting obligations in Canada following completion of the Arrangement.

Canadian Reporting Obligations of New URC and ExchangeCo

Neither New URC nor ExchangeCo is currently a reporting issuer in any jurisdiction in Canada. Upon completion of the Arrangement, New URC and ExchangeCo will each become a reporting issuer in all of the provinces and territories of Canada by virtue of the completion of the Arrangement with the Company.

Pursuant to section 13.3 of NI 51-102, ExchangeCo expects to be exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of ExchangeCo to file reports with respect to trades of ExchangeCo securities, so long as the conditions prescribed by section 13.3 of NI 51-102 are satisfied, including that ExchangeCo concurrently sends to holders of Exchangeable Shares all financial and other continuous and timeline disclosure documents that New URC sends to holders of New URC Shares in the manner and at the time required by NI 71-102. In the event ExchangeCo is not able to rely on section 13.3 of NI 51-102, it is expected that ExchangeCo will apply to the applicable Canadian securities regulatory authorities for exemptive relief from the continuous disclosure obligations imposed by NI 51-102 similar to that provided by section 13.3 of NI 51-102.

Pursuant to NI 71-102, New URC will generally be exempt from Canadian statutory financial and other continuous and timely reporting requirements provided New URC complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and New URC files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.

Qualification - Resale of New URC and Exchangeable Shares

The issue of New URC Shares and Exchangeable Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of the Canadian Securities Laws.

U.S. Securities Law Matters

The Consideration Shares issuable to Shareholders in connection with the Arrangement are intended to be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof. The Section 3(a)(10) Exemption provides an exemption from registration under the U.S. Securities Act for any security which is issued in exchange for one or more bona fide outstanding securities, where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions, by a court expressly authorized by law to grant such approval and on exemptions from registration or qualification requirements under applicable U.S. state securities laws. Prior to issuing the Final Order, the Court will be advised that the Consideration Shares are intended to be issued in reliance upon the Section 3(a)(10) Exemption, and the Company believes that the Final Order will, if granted, satisfy the requirements of the Section 3(a)(10) Exemption with respect to the Consideration Shares issued pursuant to the Arrangement.

Resale of New URC Shares

Shareholders who are not "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of New URC and have not been affiliates of New URC within 90 days prior to the date of a proposed sale, may resell the New URC Shares issued to

them upon closing of the Arrangement without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Persons who are officers, directors or 10% or greater shareholders of an issuer are generally considered to be its "affiliates" for purposes of Rule 144 of the U.S. Securities Act.

Shareholders who are affiliates (or, if applicable, former affiliates) of New URC may not be able to resell the New URC Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom. Such securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the U.S. Securities Act, which is summarized below, or any other applicable exemption under the U.S. Securities Act, or pursuant to a registration statement that is effective under the U.S. Securities Act.

In general, once New URC has been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, persons who are affiliates of New URC or were affiliates of New URC within 90 days prior to the date of a proposed sale may be entitled to sell pursuant to Rule 144 under the U.S. Securities Act, during any three-month period, those New URC Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding New URC Shares or the average weekly trading volume of New URC Shares on Nasdaq during the four calendar weeks preceding the date of the sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer. Any Shareholder who is an affiliate (or, if applicable, former affiliate) of New URC is urged to consult with its own legal advisor to ensure that any proposed resale of New URC Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

Resale of Exchangeable Shares

Shareholders who are not "affiliates" (as defined in Rule 144(a)(1) of the U.S. Securities Act) of ExchangeCo and have not been affiliates of ExchangeCo within 90 days prior to the date of a proposed sale, may resell the Exchangeable Shares issued to them upon closing of the Arrangement without restriction under the U.S. Securities Act. The Exchangeable Shares issued pursuant to the Arrangement will not be listed on any stock exchange.

Shareholders who are affiliates (or, if applicable, former affiliates) of ExchangeCo may not be able to resell the Exchangeable Shares that they receive pursuant to the Arrangement in the absence of registration under the U.S. Securities Act or reliance upon an exemption therefrom, such as Rule 144, if available. Persons who were affiliates of New URC within 90 days prior to the date of a proposed sale may be considered to have been affiliates of ExchangeCo within such period. Shareholders of ExchangeCo are not expected to be able to resell the Exchangeable Shares under Rule 144. Any Shareholder who is an affiliate (or, if applicable, former affiliate) of ExchangeCo is urged to consult with its own legal advisor to ensure that any proposed resale of Exchangeable Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Act requirements.

New URC Shares Issuable upon Exchange of the Exchangeable Shares

The New URC Shares to be issued or delivered upon the exchange, retraction or redemption of the Exchangeable Shares will not be eligible for the Section 3(a)(10) Exemption. New URC Shares issuable upon exchange, retraction or redemption of the Exchangeable Shares are expected to be issued outside the United States in offshore transactions pursuant to Regulation S under the U.S. Securities Act only to holders that provide the applicable confirmations required under the Exchangeable Share terms and related agreements. New URC Shares so issued may be resold only pursuant to Regulation S, another available exemption or exclusion from the registration requirements of the U.S. Securities Act or pursuant to an effective resale registration statement under the U.S. Securities Act.

Pursuant to the Exchangeable Share Support Agreement, New URC will use its commercially reasonable efforts to file, as promptly as practicable after the Effective Date, and cause to be effective as promptly as practicable after the filing thereof, a resale registration statement on an appropriate form under the U.S. Securities Act for the New URC Shares issued or issuable in connection with the exchange, retraction or redemption of the Exchangeable Shares.

Unless the resale registration statement is effective and a U.S. prospectus is available, any New URC Shares issued or delivered to a non-U.S. Holder (whether as a registered or beneficial holder) in connection with an exchange, retraction or redemption of

the Exchangeable Shares, the exercise by New URC or CallCo of any call rights with respect to the Exchangeable Shares, or the liquidation of ExchangeCo during the 6-month distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold, and upon exchange of such Exchangeable Shares, a non-U.S. Holder must comply with this limitation on resale prior to any exempted sale, including sales under Rule 144.

URC Replacement Options and New URC Shares Issuable Upon Exercise of URC Replacement Options

The exchange of the URC Options for URC Replacement Options is intended to be exempt from the registration requirements of the U.S. Securities Act in reliance on the Section 3(a)(10) Exemption. The issuance of any New URC Shares issuable upon the exercise of the URC Replacement Options will not be eligible for the Section 3(a)(10) Exemption. To the extent such New URC Shares have not been registered under the U.S. Securities Act, such New URC Shares will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and, unless registered, may be issued only pursuant to an exemption from the registration requirements of the U.S. Securities Act.

Provided that any exercise of URC Replacement Options occurs pursuant to an effective registration statement under the U.S. Securities Act, the New URC Shares that are issued upon such exercise to a person that is not, and has not been within the preceding 90 days, an affiliate of New URC, may be resold without restriction under the U.S. Securities Act. Such New URC Shares issued to a person that is, or has been within the preceding 90 days, an affiliate of New URC may not be resold except pursuant to registration under the U.S. Securities Act or an available exemption therefrom, such as Rule 144, if available.

The foregoing discussion is only a general overview of the requirements of the U.S. Securities Laws that may be applicable to the issuance and resale of New URC Shares or Exchangeable Shares received pursuant to the Arrangement, the issuance and resale of New URC Shares to be issued or delivered upon exchange, retraction, or redemption of Exchangeable Shares, and the issuance and resale of New URC Shares to be issued upon exercise of URC Replacement Options. Securityholders are urged to obtain legal advice to ensure that their exchange, exercise and resale of such securities comply with applicable U.S. Securities Laws.

Stock Exchange Listing and Approvals

As a condition to completion of the Arrangement, the New URC Shares will, upon completion of the Arrangement, be listed and posted for trading on the Nasdaq, subject to compliance with applicable listing requirements, including the submission of all requisite notification forms. It is expected that the New URC Shares will have rights and restrictions that are substantially similar to those of the URC Shares.

The New URC Shares will not be listed or posted for trading on any stock exchange in Canada, and neither the Sweetwater Investors nor the Company intend to apply to list the Exchangeable Shares on any stock exchange.

If the Arrangement is completed, the Company intends to have the URC Shares delisted from the TSX. It is also expected that the Company will apply to cease to be a reporting issuer in all jurisdictions of Canada in which it is currently a reporting issuer and thereby terminate its Canadian continuous disclosure obligations. In addition, the Company expects that the URC Shares will be deregistered under the U.S. Exchange Act of 1934, as amended, and that it will cease to be subject to the reporting requirements of the SEC. See "*The Arrangement Agreement – Conditions Precedent to the Arrangement*".

TAX MATTERS

Canadian Tax Matters

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to a Shareholder who is a beneficial owner of URC Shares and who, at all relevant times, deals at arm's length with, and is not affiliated with, the Company, New URC, ExchangeCo and CallCo, and holds such URC Shares, and will hold any New URC Shares or Exchangeable Shares acquired under the Arrangement, as capital property for the purposes of the Tax Act.

URC Shares generally will constitute capital property to a Shareholder for purposes of the Tax Act unless such shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of an adventure or concern in the nature of trade. Certain Shareholders resident in Canada for purposes of the Tax Act may be entitled to make, or may already have made, the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem the URC Shares and all other "Canadian securities", as defined in the Tax Act, owned by such Shareholder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Shareholders contemplating making such an election should consult their own tax advisors.

This summary is not applicable to a Shareholder that: (a) is a "financial institution" for purposes of the mark-to-market rules in the Tax Act; (b) is a "specified financial institution"; (c) holds URC Shares, or will hold New URC Shares or Exchangeable Shares, as a "tax shelter" or as an interest in a "tax shelter investment"; (d) reports its "Canadian tax results" in a currency other than Canadian currency; (e) has entered into, or will enter into, a "derivative forward agreement" in respect of its URC Shares, New URC Shares or Exchangeable Shares; (f) acquired URC Shares under or in connection with an equity-based compensation arrangement; (g) is exempt from tax under Part I of the Tax Act; (h) is a corporation resident in Canada that is, or becomes as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by one non-resident person or by a group of non-resident persons not dealing with each other at arm's length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act; (i) in respect of whom New URC will be a "foreign affiliate"; or (j) has entered into, or will enter into, a "synthetic disposition arrangement" in respect of its URC Shares, New URC Shares or Exchangeable Shares, all within the meaning of the Tax Act. Any such Shareholder should consult its own tax advisors.

This summary assumes that at all relevant times for purposes of the Tax Act, ExchangeCo will be a taxable Canadian corporation and New URC will not be resident in Canada.

This summary is based on the facts set out in this Information Circular, representations from the Company as to certain factual matters and proposed activities, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) ("**Proposed Amendments**"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular Shareholder. Consequently, Shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances.

Canadian Currency

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of URC Shares, Exchangeable Shares and New URC Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a currency other than the Canadian dollar must be converted into Canadian dollars using the applicable exchange rate quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as is acceptable to the CRA.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act is resident or deemed to be resident in Canada (a "**Resident Holder**"). Note that only Resident Holders that are Eligible Holders may elect to receive Exchangeable Shares under the Arrangement.

Under the Arrangement, an "**Eligible Holder**" means a former holder of URC Shares that is either (a) a person, other than a partnership, resident in Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (b) a partnership, any direct or indirect member of which is such a person.

Receipt of Ancillary Rights

A Resident Holder who receives Exchangeable Shares as part of the Arrangement will also receive the Ancillary Rights connected to such shares (being the Voting Rights and certain other rights described under "*Description of Exchangeable Shares and Related Agreements – Description of Exchangeable Shares*"). A Resident Holder will be required to account for the Ancillary Rights in determining the proceeds of disposition of such Resident Holder's URC Shares and the cost of the Exchangeable Shares received in consideration therefor. The Company is of the view that the Ancillary Rights have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Exchange of URC Shares

Exchange of URC Shares for New URC Shares

A Resident Shareholder who disposes of URC Shares pursuant to the Arrangement and receives New URC Shares as Consideration will generally be considered to have disposed of such URC Shares for proceeds of disposition equal to the fair market value of the New URC Shares received at the time of the exchange. The Resident Shareholder will generally realize a capital gain, or subject to the relevant rules in the Tax Act, a capital loss, equal to the amount by which those proceeds of disposition, net of any reasonable costs of disposition, exceed, or are less than, the adjusted cost base to the Resident Shareholder of the URC Shares so exchanged. The general tax treatment of capital gains and capital losses is discussed below under the section titled " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*".

The cost to a Resident Shareholder of New URC Shares acquired under the Arrangement will generally be equal to the fair market value of those New URC Shares at the time of acquisition. That cost will generally be averaged with the adjusted cost base of any other New URC Shares of the same class held by the Resident Shareholder as capital property.

Exchange of URC Shares for Exchangeable Shares – No Joint Tax Election

A Resident Shareholder who exchanges some or all of its URC Shares for Exchangeable Shares under the Arrangement and who does not make a valid joint election under subsection 85(1) of the Tax Act, or subsection 85(2) in the case of a partnership, will generally be considered to have disposed of those URC Shares for proceeds of disposition equal to the fair market value, at the effective time, of the Exchangeable Shares received. Such Resident Shareholder generally will realize a capital gain, or subject to the relevant rules in the Tax Act, a capital loss, equal to the amount by which those proceeds of disposition, net of any reasonable costs of disposition, exceed, or are less than, the adjusted cost base to the Resident Shareholder of the URC Shares exchanged. The general tax treatment of capital gains and capital losses is discussed below under the section titled " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*".

The cost to a Resident Shareholder of Exchangeable Shares acquired on the exchange will generally be equal to the fair market value of those Exchangeable Shares at the time of acquisition.

Exchange of URC Shares for Exchangeable Shares – Joint Tax Election

Each beneficial owner of URC Shares who is an Eligible Holder and who has made a valid election to receive Exchangeable Shares is entitled under the Arrangement to make an income tax election with ExchangeCo pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) if the Shareholder is a partnership, and, where applicable, analogous provincial provisions, in

respect of the transfer of its Exchangeable Elected Shares to ExchangeCo in exchange for Exchangeable Shares. The Arrangement provides that the completed tax election package must be provided to ExchangeCo within 75 days following the Effective Date.

Where a valid joint election is made, the Resident Shareholder will generally be deemed to have disposed of the exchanged URC Shares for proceeds of disposition equal to the elected amount, subject to the limits imposed by the Tax Act. Depending on the elected amount and the Shareholder's adjusted cost base in the transferred shares, the joint election may permit a full or partial tax deferral.

The comments made herein with respect to the Joint Tax Elections are provided for general information only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Elected Amount

A Resident Holder may elect an amount which, subject to certain limitations contained in the Tax Act, will be treated as the proceeds of disposition of such Resident Holder's Exchangeable Elected Shares (the "**Elected Amount**"). The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount may not:

(a) be less than the fair market value at the Effective Time of the Ancillary Rights acquired on the exchange;

(b) be less than the lesser of: (i) the adjusted cost base to the Resident Holder of its Exchangeable Elected Shares at the Effective Time; and (ii) the fair market value of the Exchangeable Elected Shares at that time; and

(c) exceed the fair market value of the Exchangeable Elected Shares at the Effective Time.

Tax Treatment to Resident Holders

Where a Resident Holder and ExchangeCo make a valid Joint Tax Election in respect of the Resident Holder's Eligible Shares, the tax treatment to such holder generally will be as follows:

(a) the Resident Holder will be deemed to have disposed of the Exchangeable Elected Shares for proceeds of disposition equal to the Elected Amount;

(b) the Resident Holder will not realize a capital gain (or a capital loss), provided that the Elected Amount is equal to the sum of: (i) the aggregate adjusted cost base to the Resident Holder of the Exchangeable Elected Shares immediately before the Effective Time; and (ii) any reasonable costs of disposition;

(c) the Resident Holder will realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the Elected Amount exceeds (or is less than) the sum of: (i) the aggregate adjusted cost base to the Resident Holder of its Exchangeable Elected Shares immediately before the Effective Time; and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*" below;

(d) the cost to the Resident Holder of the Ancillary Rights received on the exchange will be equal to the fair market value thereof at the Effective Time; and

(e) the cost to the Resident Holder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the fair market value at the Effective Time of the Ancillary Rights received on the exchange.

Procedure for Making an Election

An Eligible Holder who is interested in making a Joint Tax Election in respect of the Exchangeable Shares it receives in connection with the Arrangement should so indicate on the Letter of Transmittal and Election Form. A tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be sent by mail to such holder (the "**Tax Election Package**"). A Tax Election Package may also be obtained by mail from the Company or via the internet on the Company's website at www.uraniumroyalty.com or following the Arrangement, on New URC's website. The relevant federal tax election form is form T2057 or, in the event that URC Shares are held by an Eligible Holder that is a partnership, form T2058. An Eligible Holder who wishes to make a Joint Tax Election must submit two (2) copies of CRA form T2057, or, if the Eligible Holder is a partnership, two (2) copies of CRA form T2058 and two (2) copies of any applicable equivalent provincial or territorial election form to ExchangeCo within 75 days following the Effective Date, duly completed with the details of the number of URC Shares transferred and the applicable agreed amounts. Thereafter, subject to the forms being correct and complete and complying with the provisions of the Tax Act (and other applicable Law), the relevant forms will be signed by ExchangeCo and returned to the Eligible Holder.

Joint Ownership

Where the Exchangeable Elected Shares are held in joint ownership and two (2) or more of the co-owners wish to make a Joint Tax Election, a co-owner designated for such purpose should file a copy of the federal election form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with a letter signed by each of the co-owners authorizing the designated co-owner to complete, sign and file the forms.

Partnerships

Where the Exchangeable Elected Shares are held by an Eligible Holder that is a partnership and the partnership wishes to make a Joint Tax Election, a partner designated by the partnership must file a copy of the federal election form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the partners, along with a letter signed by each partner authorizing the designated partner to complete, sign and file the forms.

Additional Provincial or Territorial Election Forms

Certain provinces or territories may require that a separate joint tax election be filed for provincial or territorial income tax purposes. ExchangeCo will also make a joint tax election with a Resident Holder under the provisions of any relevant provincial or territorial income tax law having similar effect to section 85 of the Tax Act, subject to the same limitations as described herein. Resident Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form. It will be the sole responsibility of each Resident Holder who wishes to make such an election to obtain the appropriate provincial or territorial election forms and to duly complete and submit such forms to ExchangeCo for its execution at the same time as the federal election forms.

Execution by ExchangeCo of Election Form

Subject to the election forms complying with the provisions of the applicable income tax law and the Arrangement, ExchangeCo will sign the tax election forms received from a Resident Holder within 75 days following the Effective Date that appear correct and complete, and return them to the Resident Holder within 75 days of receipt thereof by ExchangeCo. ExchangeCo, in its sole discretion, may choose to sign and return an election form even if such form is received more than 75 days following the Effective Date, but ExchangeCo will have no obligation to do so. With the exception of signing and returning completed election forms it receives, New URC and ExchangeCo assume no responsibility for making any tax election, and compliance with the requirements for a valid Joint Tax Election and the tax implications thereof will be the sole responsibility of the Resident Holder making the Joint Tax Election. New URC and ExchangeCo will not be responsible for the proper completion or filing of any election form.

Neither the Company nor ExchangeCo will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by any Person to properly complete or file an election form in the form and manner and within the time prescribed by the Tax Act (or the corresponding provisions of any applicable provincial or territorial tax legislation).

Filing of Election Forms

For the CRA to accept a tax election form without a late filing penalty being paid by a Resident Holder, the election form, duly completed and executed by both the Resident Holder and ExchangeCo, must be received by the CRA on or before the earliest due date for the filing of either ExchangeCo's or the Resident Holder's income tax return for the taxation year in which the exchange takes place. The relevant taxation year of ExchangeCo is expected to end on December 31.

Information concerning the filing deadline will be included in the Tax Election Package that will be available on the Company's website at www.uraniumroyalty.com and may be mailed to Resident Holders.

Resident Holders are strongly advised to consult their own tax advisors as soon as possible with respect to the deadlines applicable to their own particular circumstances, including any similar deadlines required under any provincial or territorial tax legislation for provincial or territorial tax elections. However, regardless of such deadlines, properly completed tax election forms must be received by ExchangeCo at the address set out in the Tax Election Package within 75 days following the Effective Date of the Arrangement. Any Resident Holder who does not ensure that ExchangeCo has received the properly completed tax election forms within 75 days following the Effective Date of the Arrangement may not be able to benefit from the rollover provisions of the Tax Act and any applicable provincial or territorial tax legislation.

Ancillary Rights

The Joint Tax Elections will be executed by ExchangeCo on the basis that the fair market value of the Ancillary Rights is nominal.

Redemption or Retraction of Exchangeable Shares

On a redemption or retraction of an Exchangeable Share by ExchangeCo, the Resident Holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (for purposes of the Tax Act) of the Exchangeable Share at the time of redemption or retraction. Such paid-up capital will be determined by reference to the aggregate Elected Amount under any applicable Joint Tax Elections, among other things, and therefore cannot be determined in advance of the Effective Date. See " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Dividends on Exchangeable Shares*" below. On the redemption or retraction, the Resident Holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. The Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Exchangeable Shares. For a description of the tax treatment of capital gains and losses, see "*Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*" below.

Dividends on Exchangeable Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by ExchangeCo, such dividend will be treated as an "eligible dividend" for the purposes of the Tax Act and a holder who is an individual resident in Canada will be entitled to an enhanced dividend tax credit in respect of such dividend. There are limitations on the ability of a corporation to designate dividends and deemed dividends as eligible dividends.

In the case of a Resident Holder who is a corporation, dividends received or deemed to be received on the Exchangeable Shares will be required to be included in computing the corporation's income for the taxation year in which such dividends are received. Such dividends will generally be deductible in computing the corporation's taxable income if the Exchangeable Shares are listed on a designated stock exchange (and the particular corporation and specified persons in relation to such corporation do not own 10% or more of the outstanding Exchangeable Shares) or provided the Ancillary Rights were not granted to ensure that any loss a Shareholder may sustain by reason of the ownership of Exchangeable Shares is limited. While the Company is of the view the Ancillary Rights were not granted to ensure that any loss a Shareholder may sustain by reason of the ownership of Exchangeable Shares is limited, it is possible that the CRA could take a contrary view.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances for advice with respect to the potential application of these provisions.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" or, at any time in a relevant taxation year, is a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Provided ExchangeCo makes an election under section 191.2 of the Tax Act as it has agreed to do, a Resident Holder who is a corporation and who receives or is deemed to receive a dividend on the Exchangeable Shares will not be subject to tax under Part IV.1 of the Tax Act.

Exchange of Exchangeable Shares with CallCo or New URC

On the exchange of an Exchangeable Share by the Resident Holder with CallCo or New URC for the Exchangeable Share Price, the holder generally will realize a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of the New URC Shares and any other consideration included in the Exchangeable Share Price. For a description of the tax treatment of capital gains and losses, see " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*" below.

Disposition of Exchangeable Shares other than on Redemption, Retraction or Exchange

A disposition or deemed disposition of Exchangeable Shares by a Resident Holder, other than on the redemption, retraction or exchange of the shares with ExchangeCo, will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Exchangeable Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*" below.

A Resident Holder on whose behalf a fractional Exchangeable Share will be sold or exchanged following the Arrangement, as described in section 4.4 of the Plan of Arrangement, will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the fractional Exchangeable Share immediately before the disposition. For a description of the tax treatment of capital gains and losses, see " *Tax Matters – Canadian Tax Matters – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses*" below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" or, at any time in a relevant taxation year, is a "substantive CCPC" may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, may give rise to a liability for minimum tax under the Tax Act.

If the Resident Holder of a URC Share or an Exchangeable Share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary, or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

A Resident Holder who is a "specified Canadian entity" (as defined in the Tax Act) for a taxation year or fiscal period whose total cost amount of "specified foreign property" (as defined in the Tax Act), which includes the New URC Shares, the Exchangeable Shares and the Ancillary Rights, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such Resident Holders should consult their own tax advisors regarding compliance with these rules.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights and receives from the Company the fair value of the holder's URC Shares will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (for purposes of the Tax Act) of the URC Share at the time of the cancellation. On the cancellation, the dissenting Resident Holder will also be considered to have disposed of their URC Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. Such a disposition of URC Shares by such a dissenting Resident Holder will generally result in a capital gain (or, subject to certain rules in the Tax Act, a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of those URC Shares immediately before the disposition. For a description of the tax treatment of dividends, capital gains and capital losses to Resident Holders see the applicable sections above.

Any interest awarded by the Court to a dissenting Resident Holder will be includable in such dissenting Resident Holder's income for purposes of the Tax Act. A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" or, at any time in a relevant taxation year, is a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any interest.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act: (a) is not, and is not deemed to be, resident in Canada; and (b) does not use or hold, and is not deemed to use or hold, the URC Shares in a business carried on in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Disposition of URC Shares

A Non-Resident Holder will not be subject to capital gains tax under the Tax Act on the disposition of URC Shares unless the URC Shares constitute "taxable Canadian property" of the holder for purposes of the Tax Act. Generally, URC Shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such shares are listed at that time on a designated stock exchange (which currently includes the TSX), unless at any particular time during the 60-month period that ends at that time: (a) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, partnerships in which the Non-Resident Holder (or persons with whom the Non-Resident Holder does not deal at arm's length) holds a membership interest directly or indirectly, or the Non-Resident Holder together with such persons or partnerships; and (b) the URC Shares derived more than 50% of their fair market value, directly or indirectly, from one or any combination of: (i) real or immoveable properties situated in Canada; (ii) "timber resource property" (as defined in the Tax Act); (iii) "Canadian resource property" (as defined in the Tax Act) or (iv) options in respect of, or interests in, or for civil law, rights in, any of the foregoing property, whether or not the property exists. Notwithstanding the foregoing, in certain

circumstances set out in the Tax Act, URC Shares could be deemed to be taxable Canadian property. In the event that the URC Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the disposition should give rise to a capital gain or capital loss. The Non-Resident Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention from any such capital gain being subject to tax under the Tax Act. Non-Resident Holders whose URC Shares may be taxable Canadian property should consult with their own tax advisors.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights and receives from the Company the fair value of the holder's URC Shares will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the proceeds received exceeds the paid-up capital (for purposes of the Tax Act) of the URC Share at the time of the cancellation. The Company will withhold and remit to the CRA tax on such dividends at the rate specified under the Tax Act or as modified by a tax treaty, if any, between Canada and the specific jurisdiction in which the Non-Resident Holder is resident.

On the cancellation, the dissenting Non-Resident Holder will also be considered to have disposed of their URC Shares for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend. A dissenting Non-Resident Holder for whom URC Shares are not taxable Canadian property (as described above under the section titled "*Holders Not Resident in Canada – Disposition of URC Shares*") will not be subject to capital gains tax under the Tax Act on the disposition of such URC Shares. Any interest paid to a dissenting Non-Resident Holder will not be subject to Canadian withholding tax provided that such interest (if any) is not a "participating debt interest" for purposes of the Tax Act.

U.S. Tax Matters

The following is a general summary of certain material U.S. federal income tax considerations applicable to a Shareholder with respect to: (i) the Arrangement and the ownership and disposition of New URC Shares by Shareholders or Exchangeable Shares by non-U.S. Holders (as defined below) received in exchange for such Shareholder's URC Shares pursuant to the Arrangement, or (ii) the exercise of Dissent Rights.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a Shareholder arising from or relating to the Arrangement, as a result of the ownership and disposition of New URC Shares by Shareholders or Exchangeable Shares by non-U.S. Holders received pursuant to the Arrangement or pursuant to the exercise of Dissent Rights. This summary does not take into account the individual facts and circumstances of any particular Shareholder that may affect the U.S. federal income tax considerations applicable to such Shareholder, including specific tax considerations applicable to a Shareholder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular Shareholder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to a Shareholder arising from or relating to the Arrangement, as a result of the ownership and disposition of New URC Shares by Shareholders or Exchangeable Shares by non-U.S. Holders received pursuant to the Arrangement or to the exercise of Dissent Rights. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each Shareholder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the Arrangement and the ownership and disposition of New URC Shares by Shareholders or Exchangeable Shares by non-U.S. Holders received pursuant to the Arrangement or to the exercise of Dissent Rights. This summary does not discuss the U.S. federal income tax consequences to holders of URC Options with respect to such options or restricted share units. Holders of URC Options should consult their own tax advisors.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "**IRS**") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to Shareholders discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the considerations discussed in this summary.

This summary is based on the U.S. Tax Code, U.S. Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended, and U.S. court decisions

that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, a "**U.S. Holder**" means a beneficial owner of URC Shares (or, after the Arrangement, New URC Shares) participating in the Arrangement or exercising Dissent Rights that is, for U.S. federal income tax purposes:

(a) an individual who is a citizen or resident of the United States;

(b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia; and

(c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d) a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not address any U.S. Holder that is an Eligible Holder which receives Exchangeable Shares pursuant to the Arrangement. As such, this summary does not address the tax considerations applicable to a U.S. Holder of the acquisition, ownership or disposition of Exchangeable Shares. U.S. Holders should consult their own tax advisors regarding the tax consequences of the acquisition, ownership or disposition of Exchangeable Shares.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of URC Shares (or after the Arrangement, New URC Shares or Exchangeable Shares) participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

(a) any conversion into URC Shares, New URC Shares or Exchangeable Shares of any notes, debentures or other debt instruments;

(b) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire URC Shares, New URC Shares or Exchangeable Shares, including, without limitation, the URC Options and Company RSUs; and

(c) any transaction, other than the Arrangement, in which URC Shares, New URC Shares or Exchangeable Shares are acquired.

Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to Shareholders that are subject to special provisions under the U.S. Tax Code, including, but not limited to, Shareholders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) are partnerships or other "pass-through" entities (and investors in such partnerships and entities); (f) are S corporations (and shareholders thereof); (g) own URC Shares (or, after the Arrangement, New URC

Shares or Exchangeable Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (h) acquire URC Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through the conversion of any convertible debentures; (i) hold URC Shares (or, after the Arrangement, New URC Shares or Exchangeable Shares) other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code; (j) own, have owned or will own directly, indirectly or constructively, 5% or more of the total combined voting power or value of the Company's outstanding shares; (k) are controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; (l) are U.S. expatriates or former long-term residents of the United States or dual residents of the United States and Canada; (m) are subject to special tax accounting rules with respect to URC Shares; (n) U.S. Holders that hold their URC Shares (or will hold their New URC Shares) in connection with a permanent establishment, fixed base or trade or business outside the United States; or (o) corporations organized outside the United States that are nevertheless treated as U.S. domestic corporations for U.S. federal income tax purposes. Shareholders that are subject to special provisions under the U.S. Tax Code, including, but not limited to, Shareholders described above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the Arrangement and the ownership and disposition of New URC Shares or Exchangeable Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (or other "pass-through") for U.S. federal income tax purposes holds URC Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend upon the activities of the partnership and status of such partners (or other owners). This summary does not address the tax consequences to any such partner or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or other "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of New URC Shares or Exchangeable Shares received pursuant to the Arrangement.

This summary assumes that the Company is not and has not been a "controlled foreign corporation" as defined under Section 957 of the U.S. Tax Code and that the Company has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the U.S. Tax Code. If the Company is a controlled foreign corporation or was a controlled foreign corporation during the period that U.S. Holders have held their URC Shares, special U.S. tax rules not discussed herein may substantially affect the tax consequences of the Arrangement to certain U.S. Holders. If the Company is treated as a U.S. domestic corporation pursuant to Section 897(i) of the U.S. Tax Code, the U.S. tax consequences of the Arrangement to non-U.S. Holders may differ from those described below.

U.S. Federal Income Tax Characterization of the Arrangement

The exchange of URC Shares for New URC Shares or Exchangeable Shares pursuant to the Arrangement is intended to constitute a 351 Contribution. The qualification of the Arrangement as a 351 Contribution will depend on the satisfaction of a number of complex U.S. federal income tax requirements, the satisfaction of which could be affected by certain actions taken by the Company or New URC prior to, or after, the Effective Time.

In addition, there is no direct authority addressing the proper U.S. federal income tax characterization and treatment of instruments with characteristics similar to the Exchangeable Shares, and, as a result, their treatment for U.S. federal income tax purposes is unclear. Although not free from doubt, because the Exchangeable Shares are exchangeable into New URC Shares and have equivalent voting rights (e.g., the voting right pursuant to the Special Voting Share) and substantially equivalent economic entitlements (e.g., the right to receive equivalent dividends as holders of New URC Shares), the Company, New URC and the Acquiror intend that the Exchangeable Shares constitute voting stock of New URC for U.S. federal income tax purposes. However, this characterization is not binding on the IRS, and the IRS or courts could treat the Exchangeable Shares as shares of the Acquiror. If the Exchangeable Shares are successfully challenged by the IRS or a U.S. court as constituting shares of the Acquiror for U.S. federal income tax purposes, the Arrangement may not qualify as a 351 Contribution. Because the determination of whether the Arrangement will qualify as a 351 Contribution depends on the resolution of complex legal issues and facts, including the characterization of the Exchangeable Shares for U.S. federal income tax purposes, there can be no assurance that the Arrangement will qualify as a 351 Contribution. In addition, since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, there can be no assurance that the IRS or a U.S. court would not take the view that the Arrangement does not qualify as a 351 Contribution.

Neither the Company nor New URC has sought or obtained either a ruling from the IRS or a legal opinion from U.S. legal counsel regarding the characterization of the Exchangeable Shares for U.S. tax purposes or the U.S. federal income tax characterization of the Arrangement. There can be no assurance that the IRS will not challenge the treatment of the Arrangement as a 351 Contribution or that the U.S. courts will uphold the status of the Arrangement as a 351 Contribution in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a 351 Contribution or, alternatively, as a taxable transaction are discussed below. Shareholders should consult their own tax advisors regarding the proper U.S. federal income tax treatment and reporting of the Arrangement, and for U.S. residents who are also tax residents of Canada, whether to elect to receive Exchangeable Shares.

Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

Tax Consequences if the Company is Classified as a PFIC

A U.S. Holder of URC Shares could be subject to special, adverse tax rules in respect of the Arrangement if the Company was classified as a "passive foreign investment company" within the meaning of Section 1297(a) of the U.S. Tax Code (a "**PFIC**") for any tax year during which such U.S. Holder holds or held URC Shares.

A non-U.S. corporation is classified as a PFIC if, for a taxable year, (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) 50% or more (by value) of its assets either produce or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For purposes of the PFIC provisions, "gross income" generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The Company believes that it may have been a PFIC for the year ended April 30, 2026, and based on current business plans and financial expectations, may be a PFIC in the current tax year. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of the Company has been obtained and none will be requested. Consequently, there can be no assurances regarding the PFIC status of the Company during its current tax year or any prior or future tax year.

Under proposed U.S. Treasury Regulations, absent application of the "U.S. Transferee PFIC Exception" discussed below, if the Company was classified as a PFIC for any tax year during which a U.S. Holder held URC Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Arrangement. Under the PFIC rules:

(a) the Arrangement may be treated as a taxable exchange to such U.S. Holder even if such transaction otherwise qualifies as a 351 Contribution, as discussed below;

(b) any gain on the sale, exchange or other disposition of URC Shares would be allocated ratably over such U.S. Holder's holding period;

(c) the amount allocated to the current tax year and any year prior to the first year in which the Company was classified as a PFIC would be taxed as ordinary income in the current year;

(d) the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(e) an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a timely and effective election to treat the Company as a "qualified electing fund" under Section 1295 of the U.S. Tax Code (a "**QEF Election**") or a "mark-to-market" election under Section 1296 of the U.S. Tax Code (a "**Mark-to-Market Election**") may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC for the current tax year. Thus, U.S. Holders may not be able to make or maintain a QEF Election with respect to their URC Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. A shareholder who has not made and maintained a timely QEF Election is referred to for purposes of this summary as a "**Non-Electing Shareholder**."

Notwithstanding the foregoing, under proposed U.S. Treasury Regulations Section 1.1291-6(c), a Non-Electing Shareholder nonetheless does not recognize gain on a direct or indirect disposition of stock of a PFIC that results from a 351 Contribution if immediately after the reorganization such stock is owned or considered owned by a U.S. person (the "**U.S. Transferee PFIC Exception**"), provided that:

(a) the basis of the stock in the hands of its actual owner immediately after the 351 Contribution is no greater than the basis of such stock in the hands of its actual owner immediately before the Pre-Closing Sweetwater Reorganization;

(b) the U.S. transferee's holding period for the transferred stock is at least as long as the holding period of the transferring shareholder immediately before the transfer; and

(c) the aggregate ownership of the U.S. Holder and the U.S. transferee immediately after the 351 Contribution (determined without regard to stock held by the U.S. transferee prior to the 351 Contribution) is the same as or greater than the U.S. Holder's proportionate ownership immediately before the 351 Contribution.

The Company and New URC intend that the Arrangement should satisfy the requirements of the U.S. Transferee PFIC Exception under proposed U.S. Treasury Regulations Section 1.1291-6(c), but can provide no assurance in this regard. No opinion of legal counsel or ruling from the IRS concerning this exception has been obtained or is currently planned to be requested.

Moreover, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the U.S. Tax Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those U.S. Tax Code provisions. If the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is not clear that the U.S. Transferee PFIC Exception could be available to U.S. Holders. In addition, in order to qualify for the U.S. Transferee PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on IRS Form 8621 together with such U.S. Holder's U.S. federal income tax return for the tax year in which the Arrangement occurs.

U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their particular circumstances and the tax consequences of having made or making a Mark-to-Market Election.

<u>Tax Consequences if the Arrangement Qualifies as a 351 Contribution</u>

If the Arrangement qualifies as a 351 Contribution, and subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences would generally result for U.S. Holders:

(a) a U.S. Holder who exchanges URC Shares for New URC Shares would not recognize gain or loss as a result of the Arrangement;

(b) the aggregate tax basis of a U.S. Holder in the New URC Shares acquired in exchange for URC Shares would be equal to such U.S. Holder's aggregate tax basis in the URC Shares surrendered in exchange therefor;

(c) the holding period of a U.S. Holder for the New URC Shares acquired in exchange for URC Shares pursuant to the Arrangement would include such U.S. Holder's holding period for URC Shares; and

(d) certain U.S. Holders who exchange URC Shares for New URC Shares pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder's treatment of the Arrangement as a 351 Contribution. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Tax Consequences if the Arrangement Constitutes a Taxable Transaction

If the Arrangement does not qualify as a 351 Contribution for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences would generally result for U.S. Holders:

(a) a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the New URC Shares received in exchange for URC Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the URC Shares surrendered in exchange therefor;

(b) the tax basis of a U.S. Holder in the New URC Shares received in exchange for URC Shares pursuant to the Arrangement would be equal to the fair market value of such New URC Shares on the date of receipt; and

(c) the holding period of a U.S. Holder for the New URC Shares received in exchange for URC Shares pursuant to the Arrangement would begin on the day after the date of receipt.

Subject to the PFIC rules discussed above, any gain or loss described in the first clause immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such URC Shares are held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in connection with the Arrangement and is paid cash by the Company in exchange for all of such U.S. Holder's URC Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received by such U.S. Holder in exchange for URC Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such URC Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such URC Shares have been held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

In the case of a cash-basis U.S. Holder that receives Canadian currency in exchange for URC Shares pursuant to the exercise of Dissent Rights (the "**Disposition**"), the amount realized will be based on the U.S. dollar value of any such Canadian currency received on the settlement date of the Disposition. An accrual-basis U.S. Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes to the extent of any difference between the U.S. dollar value of the currency received prevailing on the date of the Disposition and the date of payment. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss and would be in addition to any gain or loss recognized by that U.S. Holder on the Disposition. If any such Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in such Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. If such Canadian currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual U.S. Holder should not

recognize any gain or loss on such conversion. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Tax Consequences to U.S. Holders Arising from the Ownership and Disposition of New URC Shares

Taxation of Distributions

Distributions (including constructive distributions) made on New URC Shares generally will be included in a U.S. Holder's income as dividend income to the extent of New URC's current and accumulated "earnings and profits" determined under U.S. federal income tax principles as of the end of New URC's taxable year in which the distribution occurs. However, with respect to dividends received by certain non-corporate U.S. Holders (including individuals), such dividends are generally taxed at the applicable long-term capital gains rates (currently at a maximum tax rate of 20%), provided certain holding period and other requirements are satisfied. Distributions in excess of New URC's current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder's adjusted tax basis in the New URC Shares and thereafter as capital gain from the sale or exchange of such New URC Shares, which will be taxable according to rules discussed under the heading "Sale or Other Taxable Dispositions of New URC Shares", below. Dividends received by a corporate holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale or Other Taxable Disposition of New URC Shares

Upon the sale or other taxable disposition of New URC Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder's adjusted tax basis in the New URC Shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder's holding period in the New URC Shares is longer than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to a current maximum U.S. federal income tax rate of 20%. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

Other U.S. Federal Income Tax Consequences Applicable to U.S. Holders

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or otherwise may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, dividends paid by a U.S. domestic corporation should be treated as U.S. source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Tax Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on New URC Shares and to the proceeds of a disposition of URC Shares or New URC Shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. Holder fails to furnish its correct taxpayer identification number, or certification of exempt status on an IRS Form W-9 (or successor Form), or if the U.S. Holder is

notified by the IRS that it has failed to report in full payments of interest and dividend income. A U.S. Holder that fails to provide the required information may be subject to penalties imposed by the IRS. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, if any, provided the required information is furnished in a timely manner to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders

Characterization of Exchangeable Shares

Although it is not free from doubt and there is no authority on point, the Company, New URC and ExchangeCo intend to take the position that the Exchangeable Shares should be treated as New URC Shares for U.S. federal income tax purposes, but provide no assurances in this regard. The balance of this discussion assumes that the Exchangeable Shares are properly treated as New URC Shares for U.S. federal income tax purposes. Non-U.S. Holders should consult their own tax advisors regarding the characterization of the Exchangeable Shares as New URC Shares for U.S. federal income tax purposes.

Tax Consequences if the Arrangement Qualifies as a 351 Contribution

If the Arrangement qualifies as a 351 Contribution, non-U.S. Holders should not be subject to U.S. federal income tax as the result of the exchange of URC Shares for New URC Shares or Exchangeable Shares pursuant to the Arrangement.

Tax Consequences if the Arrangement Constitutes a Taxable Transaction

If the Arrangement does not qualify as a 351 Contribution and is treated as a taxable sale of URC Shares for New URC Shares or Exchangeable Shares, a non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain upon the exchange of URC Shares for New URC Shares or Exchangeable Shares pursuant to the Arrangement unless (i) such gain is effectively connected with the non-U.S. Holder's conduct of a trade or business in the United States within the meaning of Section 871(b) of the U.S. Tax Code and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States, in which case, the branch profits tax discussed below may also apply if the non-U.S. Holder is a corporation; or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of sale, exchange or other disposition and certain additional conditions are met.

An individual non-U.S. Holder who is subject to U.S. federal income tax because the non-U.S. Holder was present in the United States for 183 or more days during the year of disposition is taxed on his or her net gain, including gain from the exchange of URC Shares for New URC Shares or Exchangeable Shares received pursuant to the Arrangement and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the same taxable year, at a flat rate of 30%.

Other non-U.S. Holders that may be subject to U.S. federal income tax on the disposition of URC Shares are required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. Holders may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results.

Non-U.S. Holders Exercising Dissent Rights

A non-U.S. Holder that exercises Dissent Rights in connection with the Arrangement and is paid cash by the Company in exchange for all of such non-U.S. Holder's URC Shares generally will be subject to tax consequences discussed above under the heading "Tax Consequences if the Arrangement Constitutes a Taxable Transaction".

Tax Consequences to Non-U.S. Holders Arising from the Ownership and Disposition of New URC Shares or Exchangeable Shares

Taxation of Distributions on New URC Shares or Exchangeable Shares

Distributions (including constructive distributions) made on New URC Shares or Exchangeable Shares generally will be included in a non-U.S. Holder's income as ordinary dividend income to the extent of New URC's current and accumulated

"earnings and profits" as determined under U.S. federal income tax principles as of the end of New URC's taxable year in which the distribution occurs. If the amount of a distribution exceeds New URC's current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces the non-U.S. Holder's adjusted tax basis in such non-U.S. Holder's New URC Shares or Exchangeable Shares, as applicable, but not below zero. Any excess thereafter will be treated as gain realized on the sale or other disposition of New URC Shares or Exchangeable Shares, as applicable, and will be treated as described under the heading "Sale or Other Taxable Disposition of New URC Shares or Exchangeable Shares," below.

Subject to the discussion below regarding effectively connected income, FATCA (as defined below), and backup withholding, distributions treated as dividends on New URC Shares (including distributions on Exchangeable Shares treated as dividends on New URC Shares) held by a non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. Holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E. In the case of any constructive distribution, it is possible that this tax would be withheld from any amount owed to the non-U.S. Holder, including, but not limited to, distributions of cash, New URC Shares or sales proceeds subsequently paid or credited to that non-U.S. Holder. If New URC is unable to determine, at the time of payment of a distribution, whether the distribution will constitute a dividend, New URC may nonetheless withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. As discussed under the heading "Sale or Other Taxable Disposition of New URC Shares or Exchangeable Shares", New URC believes it is a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the U.S. Tax Code (a "**USRPHC**"). If New URC is a USRPHC and does not qualify for the "Regularly Traded Exception" (as defined below), distributions which constitute a return of capital or gain will be subject to withholding tax at a rate of 15% unless a withholding certificate is obtained from the IRS to reduce or eliminate such withholding.

If a non-U.S. Holder holds New URC Shares or Exchangeable Shares in connection with the non-U.S. Holder's conduct of a trade or business within the United States, and dividends paid on New URC Shares or Exchangeable Shares are effectively connected with such non-U.S. Holder's United States trade or business (and, if an applicable tax treaty so provides, are attributable to a permanent establishment or fixed base maintained by the non-U.S. Holder in the United States), such dividends will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. Holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. Holder generally will be subject to United States federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons (as discussed above in respect of U.S. Holders). Dividends received by a non-U.S. Holder that is a corporation for United States federal income tax purposes and which are effectively connected with the conduct of a United States trade or business may also be subject to a branch profits tax at the rate of 30%, or a lower rate if provided by an applicable tax treaty.

A non-U.S. Holder that is eligible for a reduced rate of United States federal withholding tax under an applicable income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale or Other Taxable Disposition of New URC Shares or Exchangeable Shares

Subject to the discussion below regarding FATCA and backup withholding, a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or other taxable disposition of New URC Shares or Exchangeable Shares unless:

(a) the non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of sale, exchange or other disposition and certain additional conditions are met;

(b) such gain is effectively connected with the non-U.S. Holder's conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States; or

(c) the New URC Shares or Exchangeable Shares constitute a United States real property interest (a "**USRPI**") by reason of New URC's status as a USRPHC at any time within the shorter of the five-year period preceding the disposition or the non-U.S. Holder's holding period for its New URC Shares or Exchangeable Shares, as applicable.

A non-U.S. Holder described in the first bullet point above generally will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. Holder's taxable capital gains allocable to United States sources, including gain from the sale or other disposition of New URC Shares or Exchangeable Shares, as applicable, exceed capital losses allocable to United States sources, except as otherwise provided in an applicable income tax treaty.

If the gain is described in the second bullet point above, gain realized by a non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty), as discussed above in respect of U.S. Holders. In addition, if such non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on such effectively connected gain, as adjusted for certain items.

Non-U.S. Holders should be aware that New URC believes it currently is, and expects to continue to be for the foreseeable future, a USRPHC. Because the determination of whether New URC is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, it is possible New URC may (or may not) remain a USRPHC in the future. As a USRPHC, if the New URC Shares are "regularly traded" on an "established securities market" (in each case, as defined by applicable U.S. Treasury Regulations) (the "**Regularly Traded Exception**") during the calendar year in which a non-U.S. Holder disposes of New URC Shares or Exchangeable Shares, as applicable, the non-U.S. Holder would not be subject to taxation on the gain on the disposition of such New URC Shares or Exchangeable Shares, as applicable, under this rule unless the non-U.S. Holder has, actually or constructively, owned more than 5% of the outstanding New URC Shares (including the Exchangeable Shares) at any time during the shorter of the five-year period ending on the date of the disposition of such New URC Shares or Exchangeable Shares, as applicable, or the non-U.S. Holder's holding period for such New URC Shares or Exchangeable Shares, as applicable (a "**5% Shareholder**"). New URC believes that the New URC Shares are expected to be regularly traded on an established securities market. However, no assurance can be given in this regard and no assurance can be given that the New URC Shares will remain regularly traded in the future. If gain on the sale or other taxable disposition of New URC Shares or Exchangeable Shares by a non-U.S. Holder is subject to U.S. federal income taxation by reason of such stock being treated as a USRPI, such non-U.S. Holder generally would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. Holder and would be required to file a United States federal income tax return for the taxable year in which such gain was recognized. In addition, the purchaser of such New URC Shares or Exchangeable Shares from a non-U.S. Holder generally would be required to withhold and remit to the IRS 15% of the purchase price paid to such non-U.S. Holder unless, at the time of such sale or other disposition, the Regularly Traded Exception is satisfied (as discussed above) or another exception to such withholding applies. The determination of whether a non-U.S. Holder is a 5% Shareholder and the potential application of the Regularly Traded Exception is complex and subject to uncertainty. In addition, the application of the foregoing rules to the Exchangeable Shares is subject to uncertainty. Non-U.S. Holders should consult with their own tax advisors regarding such determinations and the consequences of these rules in light of their own personal circumstances.

FATCA

Provisions of the U.S. Tax Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends (including constructive dividends) on, and gross proceeds from the sale or other disposition of, New URC Shares or Exchangeable Shares if paid to or through a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the U.S. Tax Code), unless: (i) the foreign entity is a foreign financial institution and undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is a non-financial foreign entity and either certifies it does not have any "substantial United States owners" (as defined in the U.S. Tax Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity is otherwise excepted under FATCA. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the U.S. Tax Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Non-U.S. Holders typically will be required to furnish certifications (generally on the applicable IRS Form W-8) or other documentation to provide the information required by FATCA or to establish compliance with, or an exemption from, withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the non-U.S. Holder satisfies the holder's own FATCA obligations.

The United States Department of Treasury has released proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which would eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of New URC Shares or Exchangeable Shares. There can be no assurance that the proposed U.S. Treasury Regulations will be finalized in their present form.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or more of the FATCA information reporting and withholding requirements. If withholding under FATCA is required on any payment related to New URC Shares or Exchangeable Shares, non-U.S. Holders not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS, and may be required to file a U.S. federal income tax return to claim such refunds or credits. Non-U.S. Holders should consult their own tax advisors regarding the potential application of withholding under FATCA to their ownership of the New URC Shares or Exchangeable Shares, as applicable, including the applicability of any intergovernmental agreements.

Information Reporting and Backup Withholding

Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. Holder on, or to the gross proceeds paid to a non-U.S. Holder from a disposition of, New URC Shares or Exchangeable Shares, provided that the non-U.S. Holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

New URC is required to report annually to the IRS the amount of any dividends paid to a non-U.S. Holder, regardless of whether it actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an income tax treaty or other agreement between the United States and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. Holder of New URC Shares or Exchangeable Shares that is transacted within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of New URC Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. The U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF ANY NEW URC SHARES OR EXCHANGEABLE SHARES RECEIVED PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL OR NON-U.S. TAX LAWS.

RISK FACTORS

Shareholders should carefully consider the following risk factors associated with the Arrangement in evaluating whether to approve the Arrangement Resolution. The risk factors below are not exhaustive. Additional risks and uncertainties, including those currently unknown or considered immaterial to the Company, may also adversely affect the market price of the New URC Shares or the combined business of the Company and the Sweetwater Entities following the Arrangement. These risk factors should be considered in conjunction with the other information and risk factors contained in this Information Circular, including the schedules hereto and the documents incorporated by reference herein.

Risks Related to the Arrangement

Closing of the Arrangement

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company and the Sweetwater Investors, including: (a) receipt of the Final Order; (b) receipt of the Shareholder Approval; (c) Shareholders not having validly exercised Dissent Rights with respect to more than 5% of the issued and outstanding URC Shares; (d) receipt of the Key Regulatory Approvals; (e) approval of the listing of the New URC Shares on Nasdaq; (f) execution and delivery of the Investors Rights Agreement; (g) completion of the Pre-Closing Sweetwater Reorganization; (h) no applicable law or order prohibiting or restraining the completion of the Arrangement; (i) certain customary conditions relating to the accuracy of the representations and warranties of the Company and the Sweetwater Investors and compliance by each party with its covenants under the Arrangement Agreement; (j) the absence of a URC Material Adverse Effect or a Sweetwater Material Adverse Effect; and (k) the satisfaction or waiver of the other conditions precedent set out in the Arrangement Agreement.

While the Company intends to consummate the Arrangement as soon as practicable after obtaining the required Regulatory Approvals and satisfying the required closing conditions, there is no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining Regulatory Approvals or the imposition of unfavourable terms or conditions in the approvals could have a material adverse effect on the Company's ability to complete the Arrangement and on the Company's business, financial condition, results of operations or cash flows.

There is no requirement under the Arrangement Agreement that the Company complete any Concurrent Financing as a condition to closing; however, the Company may nevertheless require additional financing in order to complete the Arrangement. The Company expects to fund the Cash Consideration through a combination of uranium royalty sales, any Concurrent Financing and other sources of liquidity. In addition, while alternative sources of financing may be available, such alternative sources, if available, may not be on terms favourable to the Company or may not be available in sufficient amounts or on a timely basis. Although management currently believes that the Company has sufficient access to funds to complete the Arrangement through debt financing or other sources of liquidity, there can be no assurance that such financing will be available on acceptable terms or at all. If the Company is unable to obtain sufficient financing, it may not have the cash necessary to fund the Cash Consideration required under the Arrangement and complete the Arrangement, and the Sweetwater Investors will, in certain circumstances, have the right to terminate the Arrangement Agreement and receive a termination fee from the Company.

If the Arrangement is not completed, the Company could be subject to a number of risks that may adversely affect its business and the market price of the URC Shares, including but not limited to:

- the time and resources committed by management to matters relating to the Arrangement that could otherwise have been devoted to pursuing other beneficial opportunities;
- the market price of the URC Shares could decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed;
- the Company would not realize the benefits it expects to realize from consummating the Arrangement; and
- the Company will be required to pay costs relating to the Arrangement, such as legal and accounting fees, whether or not the Arrangement is completed.

The Company may also be subject to litigation related to any failure to complete the Arrangement. If the Arrangement is not completed, these risks may materialize and may adversely affect the Company's business, operations and financial performance and cash flows.

If, for such reasons or any other reason, the Arrangement is not completed or its completion is materially delayed, the market price of the URC Shares may be adversely affected.

Unexpected Liabilities Related to the Arrangement

In connection with the Arrangement, there may be liabilities including environmental liabilities associated with the Sweetwater Entities that the Company failed to discover or was unable to quantify in the due diligence which it conducted in connection with the Arrangement and the Company may not be indemnified for some or all of these liabilities. Following the Arrangement, the Company may discover that it has acquired substantial undisclosed liabilities. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, could have a material adverse effect on the Company's business, financial condition or future prospects. In addition, there can be no assurance that any such liabilities will not exceed the estimates of such liabilities developed by the Company for the purposes of making its decision to enter into the Arrangement Agreement.

In addition, the Company may be unable to retain the Sweetwater Entities' management and employees following the Arrangement. The continuing and collaborative efforts of the Sweetwater Entities' management and employees are important to its success and its business would be harmed if it were to lose their services. The Company's inability to retain the Sweetwater Entities' management and employees could have an adverse impact on the Company's business, financial condition and results of operations.

Nature of Transactions

Acquisitions of mineral properties are based in large part on engineering, environmental and economic assessments made by the acquiror, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as operational performance, status of and impact of policy, legislation and regulations and effective tax rates. Many of these factors are subject to change and are beyond the Company's control. All such assessments involve a measure of engineering, environmental and regulatory uncertainty that could result in lower revenue or higher operating or capital expenditures than anticipated.

The Sweetwater Entities are not the operators of the mineral properties they own, and have no input in the production or operations of such properties. Consequently, the Sweetwater Entities and, by extension, the Company, have limited or no access to related operational data, including information underlying resource and reserve estimates, or to the properties themselves. This could affect the Company's ability to assess the value of a royalty or similar interest. The Company's entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company's projections and the Company may not have rights of audit with respect to such interests, particularly with respect to solution mining. In addition, some royalties or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company's ability to assess value, which may have a material adverse effect on the Company's business, results of operations and financial condition.

Information Provided by the Sweetwater Investors

Information related to the Sweetwater Entities in this Information Circular is largely based on information provided by the Sweetwater Investors, other than the scientific or technical information of the Sweetwater Entities derived from the Sweetwater Technical Report, or determinations made by the Company as a result of its due diligence. Although the Company has conducted what it believes to be a prudent and thorough level of investigation with respect to the Sweetwater Entities in connection with the Arrangement, a certain degree of risk remains regarding the accuracy and completeness of such information. While the Company has no reason to believe the information obtained from the Sweetwater Investors is misleading, untrue or incomplete, the Company cannot assure the accuracy or completeness of such information, nor can the Company compel the Sweetwater Investors to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to the Company.

Pro Forma Financial Information may not be Indicative of the Company's Financial Condition or Results following the Arrangement

The unaudited *pro forma* consolidated financial statements contained in this Information Circular are presented for illustrative purposes only as of their respective dates and may not be indicative of the financial condition, results of operations or cash flows of the Company following completion of the Arrangement. The unaudited *pro forma* consolidated financial statements have been derived from the respective historical financial statements of the Company and carve-out financial statements in respect of the Sweetwater Entities, and certain adjustments and assumptions have been made to give effect to the Arrangement. The information upon which such adjustments and assumptions have been made is preliminary and adjustments and assumptions of this nature are difficult to make with complete accuracy. Moreover, the unaudited *pro forma* consolidated financial statements do not include, among other things, estimated synergies or adjustments related to restructuring or integration activities in connection with the Arrangement, or future acquisitions or disposals not yet known or probable. Additionally, the unaudited *pro forma* consolidated financial statements may not reflect all of the costs that are expected to be incurred by the Company in connection with the Arrangement and any Concurrent Financing. Accordingly, the unaudited *pro forma* consolidated financial statements contained in this Information Circular are presented for informational purposes only and the Company's assets, results of operations and financial condition following the Arrangement may differ significantly from those indicated in the unaudited *pro forma* consolidated financial statements.

Regulatory Risk

The Arrangement is conditional upon, among other things, (i) the Nasdaq Approval, (ii) the completion of the Pre-Closing Sweetwater Reorganization, and (iii) the expiry of the waiting period under the *Investment Canada Act* (Canada). A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have a material adverse effect on the Company's ability to complete the Arrangement and on the Company's business, financial condition, results of operations or cash flows, or on the Sweetwater Entities. See *"The Arrangement"*.

Completion of the Arrangement is subject to the approval of Shareholders

The completion of the Arrangement is subject to, among other things, Shareholder Approval. There can be no assurance that the Shareholder Approval will be obtained. If Shareholder Approval is not obtained, the Arrangement will not be effected and the market price of URC Shares could be materially adversely affected to the extent that the current market price of URC Shares reflects a market assumption that the Arrangement will be completed. See *"The Arrangement"*.

The Arrangement Agreement may be terminated in certain circumstances, including by mutual consent of the Company and the Sweetwater Investors

Each of the Company and the Sweetwater Investors has the right to terminate the Arrangement Agreement in certain circumstances, including by mutual consent. The Arrangement Agreement may also be terminated upon the occurrence of other circumstances, including but not limited to, failure to close by the Outside Date, the occurrence of a specified material adverse effect, and the failure to attain the Shareholder Approval. There is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either the Company or the Sweetwater Investors before the Effective Date. The Arrangement Agreement also contemplates a termination fee of up to US$20,000,000 payable by the Company to the Sweetwater Investors in certain circumstances, the result of which could have an adverse effect on the Company's financial resources. See *"The Arrangement"*.

If the Arrangement is not completed for any reason, the ongoing businesses of the Company may be adversely affected, and without realizing any benefits of having completed the Arrangement, the Company may be subject to a number of risks, including: negative reactions from the financial markets, including negative impacts on the Company's share price, reputational consequences and negative reactions from the Company's customers, vendors, business partners and other parties.

The number of New URC Shares or Exchangeable Shares, as applicable, will not increase or decrease due to fluctuations in the relative market price of the URC Shares

Under the Arrangement Agreement, each Shareholder will receive one New URC Share or Exchangeable Share, as applicable, for each URC Share held. The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the relative

market price of URC Shares. The relative market value of the URC Shares may vary significantly prior to the Effective Date in response to various factors, including, without limitation, differences between the Company's and the Sweetwater Investors' actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in, or market perceptions of changes in, the business, operations or prospects of the Company or the Sweetwater Investors, changes in general economic or market conditions, market perceptions of the Arrangement, including the likelihood of completion of the Arrangement, regulatory factors, broad market fluctuations, or other factors over which neither the Company nor the Sweetwater Investors has control.

The New URC Shares may have a market value different than expected following completion of the Arrangement

As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the New URC Shares on and following the Effective Date. There can be no assurance that the market value of the New URC Shares will equal or exceed the market value of the URC Shares held by current holders of URC Shares after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of New URC Shares will not decline following completion of the Arrangement. Eligible Holders are also encouraged to consider risks related to the market conditions of the Exchangeable Shares. See *"Risk Factors – Risks Relating to the Exchangeable Shares"*.

The volatility of the trading price of URC Shares prior to the Effective Date

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the URC Shares prior to the consummation of the Arrangement.

The Company's and the Sweetwater Investors' business relationships may be subject to disruption due to uncertainty associated with the Arrangement

Parties with which each of the Company and the Sweetwater Investors currently does business may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with the Company, the Sweetwater Investors or New URC following the Arrangement and/or may view the Arrangement unfavourably. Each of the Company's and the Sweetwater Investors' business relationships may be subject to disruption as parties with which they do business, including customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners, may attempt to delay or defer entering into new business relationships, may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than the Company, the Sweetwater Investors or New URC following the Arrangement. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of New URC following completion of the Arrangement, including on its ability to realize the anticipated benefits of the Arrangement. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Arrangement or termination of the Arrangement Agreement, which could materially and adversely affect the business, results of operations, financial condition, cash flows or prospects of the Company and/or the Sweetwater Investors.

The termination fee may discourage third parties from making an acquisition proposal

If the Arrangement is not completed for certain reasons, the Company may be required under the Arrangement Agreement to pay a termination fee to the Sweetwater Investors. Such termination fee may result in a potential third-party acquirer or other strategic transaction partner proposing a lower price than it might otherwise have proposed to pay, due to the added expense of the termination fee, and may discourage other persons from making an acquisition proposal in respect of the Company.

The Company and the Sweetwater Investors are subject to restrictions on their business during the pendency of the Arrangement

The Company is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which neither party may solicit, initiate or encourage any Acquisition Proposal. The Arrangement Agreement also requires each of the Company and the Sweetwater Investors to conduct their respective businesses in the ordinary course and restricts each party from taking certain specified actions without the consent of the other party until completion of the Arrangement. These restrictions include, among others, limitations on reorganizations, issuing or repurchasing securities, declaring non-ordinary course dividends, making material acquisitions or dispositions, making significant changes to employee compensation or benefit plans, incurring additional indebtedness and taking actions with respect to material litigation and tax matters. See *"The Arrangement"*.

The Arrangement may give rise to litigation

Securities class actions, oppression claims, derivative actions and other claims have been brought against public companies that have entered into business combination agreements. Third parties may seek to bring claims against the Company seeking to restrain the Arrangement or obtain monetary or other remedies, including where the Arrangement is not completed. Even where such claims are without merit, defending against them could result in costs and diversion of management time and resources. If an injunction were obtained, it could delay or prevent completion of the Arrangement.

The Arrangement may have tax consequences for Shareholders

The Arrangement may be a taxable transaction for purposes of the Tax Act and, as a result, taxes may be payable by Shareholders on any income or gains arising from the receipt of Consideration under the Arrangement. There can be no assurance that applicable tax authorities will agree with the tax treatment described herein. Shareholders are advised to consult their own tax advisors regarding the tax consequences of the Arrangement in their particular circumstances.

Shareholders will have reduced ownership and voting interest following the Arrangement

Shareholders currently have the right to vote in the election of the Board and on other matters affecting the Company. Upon completion of the Arrangement, each Shareholder will become a holder of New URC Shares or Exchangeable Shares, as applicable, and will hold a smaller percentage ownership interest in New URC than such Shareholder's ownership interest in the Company prior to completion of the Arrangement. As a result, Shareholders may have less influence over the management and policies of New URC than they currently have over the Company.

Exchange Rate Risk

As the Company anticipates funding a portion of the Cash Consideration required under the Arrangement from the net proceeds of any Concurrent Financing, some of which the Company will receive in Canadian dollars, and the Cash Consideration required under the Arrangement to the Sweetwater Investors under the Arrangement Agreement is denominated in U.S. dollars, a significant decline in the value of the Canadian dollar relative to the U.S. dollar could increase the cost to the Company of funding the Cash Consideration under the Arrangement.

Failure to Realize Expected Benefits of the Arrangement

While management believes that the Arrangement will provide certain benefits to the business and shareholders of the Company, these expected benefits may not be achieved, or may take longer than expected to realize, and other assumptions upon which the Company has determined the benefits of the Arrangement may prove to be incorrect. To the extent that the anticipated benefits of the Arrangement are not achieved, are achieved to a lesser extent, or take longer than expected to achieve, the results of operations and the financial condition of the Company may suffer, which may materially adversely affect the business, operations and financial performance and cash flows of the Company.

Moreover, a variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect the Company's ability to achieve the successful integration of the businesses of the Company and the Sweetwater Entities on closing of the Arrangement or its ability to do so within the anticipated timeframe. To effectively integrate the businesses of the Company and the Sweetwater Entities, the Company must establish appropriate operational, administrative, financial, and management systems and control functions. These efforts, together with the ongoing integration following the Arrangement, will require substantial attention of the Company's management. This diversion of management attention, as well as any other difficulties which the Company may encounter in completing the Arrangement and integration process, could have an adverse effect on the Company's business, financial condition, results of operations and cash flows.

The Company will rely on current management of Sweetwater Entities following the Effective Date

Following the Effective Date, it is expected that the current management of the Sweetwater Entities will continue under their current terms of employment or engagement, as applicable, that are required for the operation of the business of the Sweetwater Entities in a similar manner as the Sweetwater Entities were operated immediately prior to the Effective Date. As a result, the

Company will be reliant on the Sweetwater Entities' personnel, good faith, contractual compliance, expertise and judgment in providing the services, where the Company's ability to manage operational risks may be limited. Accordingly, the Company may be exposed to adverse developments in the business and affairs of the Sweetwater Entities, its management and to its financial strength.

Acquisition and Related Costs

The Company expects to incur significant costs associated with completing the Arrangement. The substantial majority of such costs will be non-recurring expenses resulting from the Arrangement and will consist of transaction costs related to the Arrangement. Additional unanticipated costs may be incurred in the integration of the Sweetwater Entities into the Company's existing business and such costs, if incurred, may have a negative effect on the Company's business, operations and financial performance and cash flows.

The Arrangement may divert the attention of the Company's management, and impact its ability to attract or retain key personnel

The Arrangement has required, and will continue to require, substantial amounts of investment, time and focus from the management team and employees of the Company and could cause the attention of the Company's management to be diverted from day-to-day operations, projects or potential opportunities. These disruptions could be exacerbated by any delay in the completion of the Arrangement or termination of the Arrangement Agreement and could have an adverse effect on the current and future business, operations, results of operations, cash flows, and financial position of the Company, regardless of whether the Arrangement is completed. Because the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles, which may adversely affect the Company's ability to attract or retain key management and personnel in the period until the completion of the Arrangement or termination of the Arrangement Agreement.

The foregoing risks could also have a material adverse effect on New URC's ability to realize the expected cost savings, synergies and other benefits of the Arrangement.

Following completion of the Arrangement, Shareholders will hold an interest in a combined business that differs from the Company on a standalone basis

Following completion of the Arrangement, Shareholders will hold an interest in a combined business that includes the Sweetwater Entities. As a result, Shareholders will be exposed to business risks, asset profiles and operational characteristics that are different from those previously experienced by the Company on a standalone basis prior to the Arrangement.

Moreover, the performance of New URC may be affected by factors unique to the combined business, including regulatory developments, environmental considerations and other risks associated with the Sweetwater Entities. The inclusion of these assets could result in changes to the Company's risk profile, earnings volatility or valuation, and the market may ascribe a different valuation to the combined business, which could impact the trading price of the New URC Shares following the Arrangement.

Dissent Rights

Registered Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their URC Shares in cash in connection with the Arrangement in accordance with the CBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. The Company's obligation to complete the Arrangement is conditional upon Dissent Rights not being exercised in respect of more than 5% of the issued and outstanding URC Shares. Accordingly, the Arrangement may not be completed if Dissent Rights are exercised in excess of such threshold and the Sweetwater Investors do not waive this condition. If Dissent Rights are exercised in respect of a significant number of URC Shares, a substantial cash payment may be required to be made, which could have an adverse effect on New URC's financial condition and cash resources.

Risks Relating to New URC Following Completion of the Arrangement

The integration of New URC may not occur as planned

The Arrangement Agreement reflects the parties' expectations that the Arrangement and the transactions contemplated by the Arrangement Agreement will result in value creation, sustained profitability, synergies, and an enhanced global capital markets footprint for New URC following completion of the Arrangement. Among other factors, material changes in macroeconomic, political, inflationary, regulatory or legal conditions in the markets or regions in which the Company or the Sweetwater Entities operate, changes to previously announced divestment and cost saving programs from each party's existing businesses, or significant shifts in foreign exchange rates or interest rates, could materially adversely affect the realization of the anticipated benefits of the Arrangement. In particular, the synergies of the Arrangement have been based on certain assumptions and there can be no assurance that such assumptions will be realized.

The successful realization of the anticipated benefits of the Arrangement will also depend in part on whether the Company's and the Sweetwater Entities' operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the Company and the Sweetwater Entities following the Arrangement will present challenges to management, including the integration of systems and operational inputs of the Company and the Sweetwater Entities. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realize any such benefits within the assumed timeframe or at that level, or that the costs to integrate and achieve the financial benefits will not be higher than anticipated. In addition, the integration process could result in diversion of the attention of management. As a result of these factors, it is possible that certain benefits expected from the Arrangement may not be realized to the extent expected.

New URC may be unable to retain the Company and/or Sweetwater Entities personnel successfully after the Arrangement is completed

The success of the Arrangement will depend in part on New URC's ability to retain the talents and dedication of key employees currently employed by each of the Company and the Sweetwater Entities. It is possible that these employees may decide not to remain with the Company or the Sweetwater Entities, respectively, while the Arrangement is pending or with New URC after the Arrangement is consummated. If the Company and the Sweetwater Entities are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, New URC could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs.

New URC may not be able to retain business relationships, and such business relationships may seek to modify contractual obligations with New URC, either of which could have an adverse effect on New URC's business and operations

As a result of the Arrangement, New URC may experience impacts on relationships with customers and suppliers that may harm New URC's business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Arrangement whether or not contractual rights are triggered as a result of the Arrangement. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with New URC or do so on the same or similar contractual terms following the Arrangement. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with New URC, then New URC's business and results of operations may be harmed. If New URC's suppliers were to seek to terminate or modify an arrangement with New URC, then New URC may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Failure by New URC to successfully execute its business strategy and objectives may materially adversely affect its future results and market price for New URC Shares

The ability of New URC to successfully execute its business strategy will depend on, among other things, its ability to promptly integrate and leverage the historical production and operational inputs, third-party relationships, cost saving programs, and personnel of each of its predecessor companies. If New URC is unable to achieve its business strategy on a timely basis, or at all, or fails to perform in accordance with projected transaction estimates, the anticipated benefits of the Arrangement may not be fully realized. This could have a material adverse effect on New URC's results of operations, financial condition and prospects, and in connection, the market value of the New URC Shares.

Risks related to New URC's international activities, including compliance with a variety of laws and regulatory frameworks and potential political repercussions

New URC will operate in multiple countries, including Canada and the United States, with the business and operations subject to complex laws and regulatory frameworks across multiple jurisdictions.

New URC will be subject to a variety of laws and regulatory frameworks relating to the environment, health and safety, taxation, foreign investment, competition, employment, labour standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. An allegation of non-compliance with any such legislation or regulatory frameworks following the Arrangement against New URC by a Governmental Entity could result in severe criminal or civil sanctions, and may subject New URC to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of New URC following the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by New URC following the Arrangement may not adequately prevent or detect possible violations of such applicable laws. Investigations by Governmental Entities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of New URC following the Arrangement. In addition, regulatory frameworks are subject to change, and such changes may be unpredictable. Changes to these regulatory environments such as amendments to existing laws, new regulations, or changes in the interpretation or enforcement of regulatory requirements could impose additional costs, restrict operations, limit access to markets, or otherwise materially adversely affect New URC's results of operations and financial condition.

The market price of the New URC Shares may be volatile and affected by factors different from those affecting the URC Shares currently, and cannot be guaranteed

The market price of the New URC Shares may, in addition to being affected by New URC's operational and financial results, be subject to substantial volatility related to factors outside New URC's control. Furthermore, the market price of New URC Shares will be affected by factors different from those currently affecting the market price of the URC Shares currently, including those factors that could affect the market price of the New URC Shares currently, as described in the information relating to the Sweetwater Entities contained in, or incorporated by reference into, this Information Circular (including the information provided under "*Appendix "G" – Information Relating to the Sweetwater Entities*"). These range of factors include, but are not limited to changes in the market price of commodities that New URC will sell or purchase, global economic developments and market perceptions of the minerals industry, current events affecting the economic and political conditions in regions in which New URC will operate, trends in the global minerals industry, changes in regulatory or government actions applicable to New URC and its operations, changes in financial estimates and recommendations by securities analysts or rating agencies, dispositions, acquisitions, or financings completed by New URC, the economics of current and future projects and operations, and the issuance of additional equity securities of New URC or the perception that such issuance may occur. As a result, there can be no assurance that continuing fluctuations in the price of New URC Shares will not occur.

The issuance of a significant number of New URC Shares and a resulting "market overhang" could adversely affect the market price of New URC Shares after completion of the Arrangement

Following the Arrangement, a significant number of additional New URC Shares will be issued and available for trading in the public market. A possible market perception that a number of New URC Shares held by previous Shareholders may be sold may adversely affect the market for, and the market price of, the New URC Shares.

The amount of any dividends to be paid by New URC following the Arrangement is not guaranteed

Any future determination of dividends will be at the discretion of the New URC Board and will depend on many factors, including New URC's operational results, financial position, capital requirements, reserves, general economic conditions and other factors. As a result, there can be no assurance that following the completion of the Arrangement, the dividends of New URC will be equal to, similar, or grow in line with the dividends historically paid on the URC Shares. The New URC Board will also retain the authority to amend the current dividend policy of New URC as it may deem necessary or appropriate in the future.

Risks related to New URC's operation in highly competitive and volatile commodity markets

New URC will operate in highly competitive global markets for uranium, soda ash and other metals and minerals. The prices and demand for these commodities are subject to significant volatility and are influenced by factors beyond the control of New

URC, including, among others, global economic conditions, technological advancements, supply and demand dynamics, geopolitical developments, developments in the mining business generally, activism, and actions by competitors. Fluctuations in these factors along with commodity prices or increased competitive pressures may adversely affect New URC's revenues, profitability, and future growth. There can be no assurance that New URC will be able to successfully compete in all of its expanded markets following the Arrangement or that future volatility in commodity prices will not have a material adverse effect on New URC's business, financial condition, or results of operations.

Readers should also consider the risk factors specific to the operations and business of each of the Company and Sweetwater Entities described, in the case of the Company, in the URC AIF and other documents incorporated by reference herein under "*Appendix "F" – Information Relating to the Company*", and in the case of Sweetwater Entities, the information or documents related to the Sweetwater Entities contained in, or incorporated by reference into, this Information Circular (including the information provided under "*Appendix "G" – Information Relating to the Sweetwater Entities*"), that will also affect New URC.

New URC may be subject to new tax risks in new operating jurisdictions

Following the Arrangement, New URC will have operations in the United States and be subject to its tax laws and rates. These tax laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in New URC's taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to New URC.

Market price of commodities and products

The profitability of New URC's operations following completion of the Arrangement will be dependent upon the market price of commodities and products it receives royalties on. Commodity and product prices, including the price of uranium and soda ash, fluctuate widely and are affected by numerous factors beyond the control of New URC, such as tariffs implemented by multiple jurisdictions that may affect the markets in which New URC operates or sells its commodities or products. The level of interest rates, the rate of inflation, the world supply and liquidity of commodities and products similar to those dealt with by New URC and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of commodities and products expected to be produced by New URC, including the price of uranium and soda ash, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby possibly having a material adverse effect on New URC's business, financial condition and results of operations.

The issuance of additional New URC Shares in connection with future acquisitions or growth opportunities, any share or award plan or otherwise may dilute all other shareholdings.

If the Arrangement is completed, the Company will issue an equivalent of 234,241,760 URC Shares, including the Acquisition Securities and the URC Shares issuable upon exchange of the Subscription Receipts, representing greater than 25% of the number of URC Shares issued and outstanding prior to the announcement of the Arrangement. As a result, the current Shareholders as a group will have less influence over the management and policies of New URC than they currently exercise over the Company.

Following completion of the Arrangement, New URC may seek to issue additional equity or convertible equity securities in connection with future acquisitions, financings, incentive plans, or other purposes. As a result, New URC Shareholders may suffer dilution in their ownership percentage in New URC, or the market price of New URC Shares may be materially affected.

Risks Relating to the Exchangeable Shares

The Exchangeable Shares will not be listed on any stock exchange

The Exchangeable Shares are not expected to be listed on any stock exchange. Although each Exchangeable Share will be exchangeable at the option of the holder for New URC Shares, there is no market through which the Exchangeable Shares may be sold, and holders may not be able to sell their Exchangeable Shares.

The New URC Shares and/or Exchangeable Shares to be received by Shareholders as a result of the Arrangement will have different rights from the URC Shares

Shareholders will acquire New URC Shares or Exchangeable Shares, as applicable, following the completion of the Arrangement. The rights associated with New URC Shares are different from the rights associated with the URC Shares under the CBCA and Canadian Securities Laws.

Eligible Canadian Shareholders who elect to receive Exchangeable Shares will experience a delay in receiving New URC Shares from the date they request an exchange, which may affect the value of the shares the holder receives in such exchange

Eligible Holders who elect to receive Exchangeable Shares with respect to their URC Shares and later request to receive New URC Shares in exchange for their Exchangeable Shares may not receive New URC Shares until a period of time after the applicable request is received. During this period, the market price of the New URC Shares may increase or decrease. Any such increase or decrease would affect the value to be received by such a holder of Exchangeable Shares upon a subsequent sale of New URC Shares received in the exchange.

In addition, New URC will file a resale registration statement to register the New URC Shares issuable in connection with the Arrangement, including the New URC Shares issued under Regulation S upon exchange of the Exchangeable Shares. If New URC is delayed in filing such registration statement, or if the effectiveness of such registration is delayed or suspended, New URC Shares issued upon exchange of the Exchangeable Shares would not be registered, which could impact a holder's ability to sell such shares in a timely manner.

Exchangeable Shares may be subject to early redemption for New URC Shares

ExchangeCo will have the right, exercisable without any approval, consent or action by holders of Exchangeable Shares, to redeem all (but not less than all) of the outstanding Exchangeable Shares (other than those held by New URC or its affiliates) in exchange for New URC Shares on a date (the "**Redemption Date**") determined by the board of directors of ExchangeCo. Such Redemption Date may not occur earlier than the tenth anniversary of the effective date of the Arrangement, except in the case of certain acceleration events.

The Redemption Date may be accelerated and occur earlier than the tenth anniversary upon the occurrence of certain events, including, among other things: (i) if fewer than 10% of the Exchangeable Shares originally issued remain outstanding; (ii) a person acquiring 90% of the New URC Shares in a take-over bid; (iii) the approval by New URC Shareholders of an acquisition of New URC by way of arrangement or amalgamation; (iv) the approval by New URC Shareholders of a liquidation of New URC; (v) a sale of all or substantially all of the assets of New URC; (vi) any change or imminent change in applicable laws (including tax laws) that would render the Exchangeable Share structure materially adverse to New URC; or (vii) certain circumstances where (A) action is required to be taken by holders of Exchangeable Shares in respect of matters on which they are entitled to vote and such action is not taken, or (B) amendments required to maintain the economic equivalence of the Exchangeable Shares and the New URC Shares are not approved.

In addition, the Redemption Date may be accelerated in connection with amendments to applicable tax laws that would permit holders who are resident in Canada and hold their Exchangeable Shares as capital property to exchange such Exchangeable Shares for New URC Shares on a tax-deferred basis.

As a result, holders of Exchangeable Shares may be required to exchange their Exchangeable Shares for New URC Shares earlier than expected, which could have adverse tax or liquidity consequences depending on the circumstances at the time of such redemption. There can be no assurance that the Exchangeable Share structure will remain in place for any minimum period, nor that market conditions at the time of any redemption will be favourable.

Exchangeable Shares will not be shares of capital stock of New URC and holders of Exchangeable Shares will have limited rights against New URC and its officers and directors

Eligible Holders who elect to receive Exchangeable Shares should be aware that Exchangeable Shares will not be shares of capital stock of New URC. As a result, Exchangeable Shares will not provide the holders thereof with the rights against New URC and its officers and directors that New URC Shareholders have under Delaware law. For example, although officers and directors of New URC owe fiduciary duties to New URC Shareholders, Delaware courts are likely to conclude that such duties

are not owed to holders of Exchangeable Shares in such capacity. Prior to the exchange of Exchangeable Shares for New URC Shares, holders of Exchangeable Shares may only rely on contractual rights as beneficiaries under the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement, such as rights to receive equivalent economic benefits as the New URC Shareholders and voting rights to be exercised through the share of a special voting share.

In addition, holders of Exchangeable Shares may not have standing to bring claims against New URC or its officers and directors, including derivative claims, claims based on a breach of fiduciary duty or other claims seeking to enforce the terms of the New URC Constating Documents against New URC or its officers and directors. Moreover, in seeking to enforce rights under the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement, such holders of Exchangeable Shares will need to rely on the Trustee and may have limited ability to bring direct claims against New URC or its officers or directors.

Holders of Exchangeable Shares should also be aware that certain of New URC's directors and officers, and a substantial portion of their assets as well as a substantial portion of the assets of New URC, are or may be located outside of Canada. As a result, it may be difficult for investors to effect service of process within Canada upon New URC and such directors and officers or to enforce judgments obtained against New URC or such persons, in Canadian courts.

There may be a taxable event for an eligible Canadian shareholder as a result of a transaction beyond their control

An Eligible Holder who elects to receive Exchangeable Shares and who validly makes an applicable joint election under the Tax Act in respect of such shares, may obtain a full or partial tax deferral of any capital gain that may otherwise arise on the exchange of such URC Shares. However, such Eligible Holder will be considered to have disposed of Exchangeable Shares (i) on a redemption (including pursuant to a retraction request) of such Exchangeable Shares by ExchangeCo, and (ii) on an acquisition of such Exchangeable Shares by CallCo or New URC. Although each is a taxable event, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption or an acquisition.

DISSENT RIGHTS

For the purposes of this section entitled "Dissent Rights", the term "Dissenting Shareholder" shall mean a Registered Shareholder that has validly exercised their Dissent Rights in accordance with the dissent procedures set forth below (the "**Dissent Procedures**"). The following is a summary only of the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) and is qualified in its entirety by reference to the full text of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order as set out as "*Appendix "L" – Section 190 of the CBCA*".

The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution with respect to the URC Shares held by such Shareholder, pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court. Any Registered Shareholder who does not vote in favour of the Arrangement Resolution and who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be entitled, in the event that the Arrangement becomes effective, to be paid by the Company the fair value of the Dissenting Shares held by such Dissenting Shareholder, determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted. Shareholders are cautioned that fair value could be determined to be less than the trading price of the URC Shares on the TSX as of the close of business on the day before the Arrangement Resolution was adopted. It is a condition to completion of the Arrangement in favour of the Sweetwater Entities that Dissent Rights have not been exercised (or, if exercised, remain unwithdrawn) with respect to more than 5% of the issued and outstanding URC Shares as of the Effective Date.

Section 190 of the CBCA provides that a dissenting shareholder may only make a claim under that section with respect to all of the URC Shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Right in respect of URC Shares that are registered in the Registered Shareholder's name.

In many cases, URC Shares beneficially owned by a Beneficial Shareholder are registered either:

(a) In the name of an Intermediary that the Beneficial Shareholder deals in respect of the URC Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b) In the name of a depository (such as CDS) of which the Intermediary is a participant.

Accordingly, a Beneficial Shareholder will not be entitled to exercise its Dissent Right directly (unless the URC Shares are reregistered in the Beneficial Shareholder's name). A Beneficial Shareholder who wishes to exercise its Dissent Right should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its URC Shares and either: (a) instruct the Intermediary to exercise the Dissent Right on the Beneficial Shareholder's behalf (which, if the URC Shares are registered in the name of CDS or other clearing agency, may require that such URC Shares first be re-registered in the name of the Intermediary); or (b) instruct the Intermediary to re-register such URC Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise the Dissent Right directly.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the URC Meeting must, within 20 days after receiving the Notice of Resolution, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to the Company a Demand for Payment containing, among other things, the Dissenting Shareholder's name and address, and the number and class of URC Shares in respect of which such Dissenting Shareholder dissents. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to the Company or the Transfer Agent, certificates representing URC Shares in respect of which he or she dissents (the "**Certificate Delivery**"). The Company or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to complete the Certificate Delivery in the time required, has no right to make a claim under section 190 of the CBCA.

As at the effective time of the Plan of Arrangement, the names of such Dissenting Shareholders will be removed from the central securities register of the Company.

The Company is required, not later than seven (7) days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for its Dissenting Shares in an amount considered by the Company to be the fair value of the URC Shares (an "**Offer to Pay**"), for its Dissent, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The Company must pay for the Dissenting Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay for a Dissenting Shareholder's shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the URC Shares of Dissenting Shareholders. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a Dissenting Shareholder must be made to a court in British Columbia or a court having jurisdiction in the place where the Dissenting Shareholder resides if the Company carries on business in that province.

Before making any such application to a court itself or after receiving a notice that a Dissenting Shareholder has made an application to a court, the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders whose URC Shares have not been purchased by the Company will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. Any resulting order of a court will be rendered against the Company in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their URC Shares as determined under the applicable provision of the CBCA, as modified by the Plan of Arrangement, the Interim Order or any other order of the Court, will be more than or equal to the value of the Consideration payable under the Plan of Arrangement or the trading price of the URC Shares on the TSX as of the close of business on the date before the Arrangement Resolution was adopted. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order or any other order of the Court, which are technical and complex. A copy of section 190 of the CBCA is attached as "*Appendix "L" – Section 190 of the Canada Business Corporations Act*" to this Information Circular.

ELIGIBILITY FOR INVESTMENT

The following is, as of the date hereof, a summary of certain principal Canadian federal tax considerations relating to holding New URC Shares in registered savings accounts. Based on the current provisions of the Tax Act and the regulations thereunder, if issued on the date hereof and listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the Nasdaq) or New URC qualifies as a "public corporation" (as defined in the Tax Act), the New URC Shares would be "qualified investments" under the Tax Act for trusts governed by a "registered retirement savings plan", "registered retirement income fund", "tax-free savings account", "first home savings account", "registered education savings plan", "registered disability savings plan" or "deferred profit sharing plan" (each, a "**Registered Plan**") (as each of those terms are defined in the Tax Act).

Notwithstanding the foregoing, the annuitant, holder or subscriber, as applicable, of a Registered Plan will be subject to a penalty tax in respect of the New URC Shares held by a trust governed by such Registered Plan, as the case may be, if such New URC Shares are a "prohibited investment" for such Registered Plan for the purposes of the Tax Act. The New URC Shares will not be a prohibited investment for a Registered Plan, provided that the annuitant, holder or subscriber of such a Registered Plan, as the case may be: (i) deals at arm's length with New URC for purposes of the Tax Act; and (ii) does not have a "significant interest" within the meaning of the Tax Act for the purposes of the prohibited investment rules in New URC. In addition, the New URC Shares will not be a prohibited investment if the New URC Shares are "excluded property" as defined in the Tax Act for trusts governed by a Registered Plan. Holders who intend to hold New URC Shares in a Registered Plan should consult their own tax advisors.

Any Exchangeable Shares acquired by an Eligible Holder will not constitute "qualified investments" under the Tax Act for any Registered Plan or a deferred profit sharing plan. Generally, any Shareholder that holds its URC Shares in a Registered Plan or a deferred profit sharing plan is not expected to elect to acquire Exchangeable Shares, under the Arrangement. Accordingly, Shareholders that own URC Shares in Registered Plans or deferred profit sharing plans should consult their own tax advisors in respect of whether an election may or should be made by such holder to receive Exchangeable Shares under the Arrangement.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon by Sangra Moller LLP (as to Canadian law) and Haynes and Boone, LLP (as to U.S. law). As at the date hereof, the partners and associates (as a group) of each of Sangra Moller LLP and Haynes and Boone, LLP owned, directly or indirectly, less than 1% of the outstanding securities of the Company.

INTEREST OF EXPERTS, CERTAIN PERSONS AND COMPANIES

The following persons and companies have prepared certain sections of this Information Circular or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Person or Company	Nature of Relationship
Paradigm Capital Inc.	Authors responsible for the preparation of the Paradigm Fairness Opinion
Erik Hemstad, PE, and Susan B. Patton, PhD, RM-SME of RESPEC Company, LLC	Authors of the Sweetwater Technical Report
Darcy Hirsekorn, B.Sc. Geo., Chief Technical Officer of the Company	Reviewed and approved certain technical and scientific information of the Company contained or incorporated by reference in this Information Circular

To the knowledge of the Company, none of the persons or companies so named above (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding URC Shares as at the date of the statement, report or valuation in question. None of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Darcy Hirsekorn, who is currently the Chief Technical Officer of the Company and is not independent of the Company within the meaning of NI 43-101.

AUDITOR

The Company's independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated July 16, 2025, in respect of the Company's consolidated financial statements as at April 30, 2025 and April 30, 2024 and for each of the years ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no informed person (as defined in NI 51-102) of the Company, nor any proposed director of the Company nor any associate or affiliate of any such informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its Subsidiaries. See "*The Arrangement - Interest of Certain Parties in the Arrangement*".

EXPENSES

The Company estimates that expenses in the aggregate amount of approximately $27.1 million will be incurred by the Company in connection with the Arrangement, including legal, financial advisory, accounting, proxy solicitation, filing fees and costs, the cost of preparing, printing and mailing this Information Circular and fees in respect of the Paradigm Fairness Opinion. Except as otherwise expressly provided in the Arrangement Agreement, the parties to the Arrangement Agreement agreed that all out-of-pocket expenses of the parties incurred in connection with the Arrangement or the transactions contemplated thereby are to be paid by the party incurring such expenses.

MANAGEMENT CONTRACTS

The management functions of the Company and its subsidiaries are not performed by any person or persons other than the directors, executive officers of the Company, or companies controlled by the executive officers.

REGISTRAR AND TRANSFER AGENT

The Company's registrar and transfer agent is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

AVAILABILITY OF DOCUMENTS

Additional information relating to the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.uraniumroyalty.com. Additional financial information is provided in the URC Annual Financial Statements and the URC Annual MD&A for the Company's most recently completed financial year, which are also available on SEDAR+. Shareholders may contact the Company to request a paper copy of the Meeting Materials or the Company's comparative audited financial statements and MD&A by: calling toll free at 1-855-396-8222 (extension 522), or by sending a written request to Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the URC Annual Financial Statements and the URC Annual MD&A.

EXEMPTIONS

On June 18, 2026, the Company received a decision (the "**Decision**") from the British Columbia Securities Commission and the Ontario Securities Commission in response to the Company's dual application for exemptive relief, providing the Company exemptive relief from certain financial statement requirements under Canadian securities laws in connection with this

Information Circular. Pursuant to applicable Canadian securities laws, the Sweetwater Financial Statements included in this Information Circular would otherwise be required to be prepared in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises and, where applicable, audited in accordance with Canadian generally accepted auditing standards (collectively, the "**Canadian Requirements**"). Subject to the terms and conditions set forth in the Decision, the Company is permitted to include the Sweetwater Financial Statements in this Information Circular prepared in accordance with U.S. GAAP and, where applicable, audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States of America) ("**U.S. PCAOB GAAS**"), rather than in accordance with the Canadian Requirements.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by our directors.

DATED at Vancouver, British Columbia, Canada, as of the 19th day of June, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF URANIUM ROYALTY CORP.

/s/ Scott Melbye
Scott Melbye
Chief Executive Officer, President and Director

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in the section entitled "*General Information*" and in "*Appendix "F" – Information Relating to the Company*", "*Appendix "G" – Information Relating to the Sweetwater Entities*" and *Appendix "H" – Information Relating to New URC*" attached hereto.

"**Acquisition Proposal**" means, other than the Transactions contemplated by the Arrangement Agreement, any proposal, offer, inquiry or expression of interest, whether or not in writing, from any Person or group of Persons acting "jointly or in concert", other than the Parties hereto (or an affiliate of any of the Parties hereto acting jointly or in concert with such Party) after the date of the Arrangement Agreement to directly or indirectly, acquire, sell, or dispose in any manner assets representing 20% or more of the book value of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and/or its Subsidiaries or any of the Sweetwater Entities and/or its Subsidiaries, as applicable, on a consolidated basis, or 20% or more of any class of voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of the Company or any one or more of its Subsidiaries, or any of the Sweetwater Entities or any one or more of their respective Subsidiaries, in each case, whether by way of Arrangement, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, take-over bid, issuer bid, exchange offer, treasury issuance, sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture, earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving the Company and/or any of its Subsidiaries, the Sweetwater Entities and/or any of its Subsidiaries, or any of their respective securityholders or any other Person, pursuant to which any Person would own directly or indirectly, 20% or more of the voting or equity securities of the Company or any of the Sweetwater Entities, as applicable, or of the surviving entity or the resulting direct or indirect parent of the Company, any of the Sweetwater Entities or the surviving entity, as applicable, or whether by way of a single or multistep transaction or series of related transactions, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to Parties contemplated by the Arrangement Agreement or the Arrangement;

"**affiliate**" means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person.

"**Aggie Consideration**" has the meaning ascribed thereto in Section 2.4 of the Plan of Arrangement.

"**Aggie Entities**" means Aggie LLC and Aggie LP.

"**Aggie LLC**" means Aggie Grazing Block LLC, a limited liability company existing pursuant to the laws of Delaware.

"**Aggie LLC Interests**" means the issued and outstanding membership interests in Aggie LLC.

"**Aggie LP**" means Aggie Grazing Fund LP, a limited partnership existing pursuant to the laws of Delaware.

"**Aggie LP Interests**" means the issued and outstanding partnership interests in Aggie LP.

"**Agreement**" means the Arrangement Agreement.

"**Arrangement**" means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Company and the Sweetwater Investors, each acting reasonably).

"**Arrangement Resolution**" means the special resolution of the Shareholders approving the Arrangement, the full text of which is set out in "*Appendix "B" – Arrangement Resolution*" to this Information Circular.

"**Articles of Arrangement**" means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Sweetwater Investors, each acting reasonably.

"**BLM**" means the U.S. Bureau of Land Management.

"**Board of Directors**" or "**Board**" or "**URC Board**" means the Company's board of directors as it may be constituted from time to time.

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in: Vancouver, British Columbia, Canada; Toronto, Ontario, Canada; or New York, New York, United States.

"**CallCo**" means UROY CallCo ULC, a wholly-owned Subsidiary of New URC.

"**CallCo Shares**" means the common shares without par value in the capital of CallCo.

"**Cause**" means termination of employment or engagement on grounds of substantial performance issues and/or gross misconduct in accordance with the terms of any applicable employment agreement (or equivalent engagement agreement) and all applicable Law.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"**CIM Definition Standards**" means the *CIM Definition Standards on Mineral Resources and Reserves* as adopted by the CIM.

"**Confidentiality Agreement**" means the mutual nondisclosure agreement between the Company and Orion Resource Partners (USA) LP dated February 18, 2026, as amended from time to time.

"**Consideration**" means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement as consideration for their URC Shares, consisting of: (a) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively, the "**Exchangeable Consideration Shares**"); and (b) in the case of each other URC Share, the Exchange Ratio of a New URC Share per URC Share (the "**New URC Consideration Shares**").

"**Consideration Shares**" means, collectively, the New URC Consideration Shares and the Exchangeable Consideration Shares.

"**Contract**" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"**Court**" means the Supreme Court of British Columbia.

"**Depositary**" means Computershare Investor Services Inc. or such other Person as the Company may appoint to act as depositary in connection with the Arrangement, with the approval of the Sweetwater Investors, acting reasonably.

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

"**Dissent Rights**" means the rights of dissent in respect of the Arrangement described in Article 5 of the Plan of Arrangement.

"**Dissenting Shareholder**" means any registered Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 5 of the Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time, but only in respect of Dissenting Shares held by such Dissenting Shareholder.

"Dissenting Shares" means URC Shares held by Dissenting Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Eligible Holder" means a Shareholder that is: (a) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (b) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act.

"Exchange Ratio" means 1.0.

"Exchangeable Consideration Shares" has the meaning ascribed thereto in the definition of "Consideration".

"Exchangeable Elected Share" means each URC Share in respect of which an Eligible Holder shall have validly made an election in accordance with the Plan of Arrangement and the Letter of Transmittal and Election Form (as defined in the Plan of Arrangement).

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by the Sweetwater Investors and the Company pursuant to Section 5.12(1) of the Arrangement Agreement and "*Appendix "I" – Exchangeable Share Provisions*" to this Information Circular.

"Exchangeable Share Election" has the meaning ascribed thereto in Section 3.1(a) of the Plan of Arrangement.

"Exchangeable Share Support Agreement" means the exchangeable share support agreement among New URC, ExchangeCo and CallCo, in a form to be agreed to by the Sweetwater Investors and the Company pursuant to Section 5.12(1) of the Arrangement Agreement, to be entered into in connection with and pursuant to the Plan of Arrangement and "*Appendix "K" – Exchangeable Share Support Agreement*" to this Information Circular.

"Exchangeable Shares" means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions.

"ExchangeCo" means UROY ExchangeCo Ltd., a wholly-owned Subsidiary of CallCo.

"ExchangeCo Shares" means the common shares without par value in the capital of ExchangeCo.

"Final Order" means the order of the Court approving the Arrangement in the form acceptable to the Company and the Sweetwater Investors, each acting reasonably, as such order may be amended by the Court (with prior written consent of the Sweetwater Investors and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Sweetwater Investors and the Company, each acting reasonably) on appeal.

"Fraud" means fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing; (e) any company,

business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other Person described in the foregoing; or (f) any political party.

"**HRG**" means HRG Metals LP.

"**HSR Act**" means the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*.

"**IFRS**" means International Financial Reporting Standards as issued by the International Accounting Standards Board as applicable to entities that are publicly accountable in Canada, in effect from time to time.

"**Interim Order**" means an order of the Court, in a form acceptable to the Sweetwater Investors and the Company, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the Meeting with respect to the Arrangement as more fully set out herein.

"**Interim Period**" has the meaning ascribed thereto in Section 5.1(1) of the Arrangement Agreement.

"**Investors Rights Agreement**" means the investor rights and voting support agreement(s) among New URC, and each of (i) Orion Sellers, and (ii) HRG, in the form agreed to by the Company and the Sweetwater Investors pursuant to Section 5.13 of the Arrangement Agreement, to be entered into in connection with and pursuant to the Plan of Arrangement.

"**Key Regulatory Approvals**" means the approvals, clearances, decisions and confirmations set out in Schedule F of the Arrangement Agreement.

"**KSLA**" means the area officially designated by the BLM for sodium mineral leasing as the Known Sodium Leasing Area in Sweetwater, Wyoming, covering roughly 1,085 square miles.

"**Law**" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX and Nasdaq), and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities.

"**Letter of Transmittal and Election Form**" means the letter of transmittal and election form(s) to be delivered by the Company to registered Shareholders providing for (i) Eligible Holders' Exchangeable Share Election with respect to the Consideration and (ii) delivery of registered Shareholders' URC Shares and certificates (if any) representing such Shareholders' URC Shares to the Depositary.

"**Liens**" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third-party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing.

"**Material Contracts**" means, in respect of a Party, any Contract to which such Party or any of its Subsidiaries is a party or bound as of the date hereof and: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Sweetwater Material Adverse Effect or URC Material Adverse Effect (as the case may be) on such Party; (b) relating to any Sweetwater indebtedness or URC indebtedness (as the case may be), whether incurred, assumed, guaranteed or secured by any material asset of such Party or any of such Party's Subsidiaries, with an outstanding principal amount in excess of $500,000 for the Sweetwater Entities and $500,000 for the Company; (c) in respect of the Sweetwater Investors, that is a governing or other similar definitive Contract in respect of any Sweetwater Joint Venture; (d) under which such Party or any of its Subsidiaries is obligated or expects to make or receive payments, in the case of the Sweetwater Entities, in excess of $250,000 in calendar year 2026 or $1,000,000 in the aggregate over the remaining term of such Contract and, in the case of the Company, in excess of $250,000 in calendar year 2026 or $1,000,000 in the aggregate over the remaining term of such Contract, including Contracts for the purchase or sale (however structured) of tangible property (including in the case of the

Company, uranium concentrates (U_3O_8) or other forms of uranium products held for physical delivery, and raw materials, inventory, finished products and other goods (collectively, "**Goods**")) in the Ordinary Course of such Party, other than Contracts that are terminable for convenience by either party thereto on less than sixty (60) days notice without any payment or penalty that would be material to such Party and its Subsidiaries, taken as a whole; (e) that is a non-competition or non-solicitation Contract or that contains similar restrictive covenants, in each case, which (i) limits the localities in which the business (or the operations of a material asset) of such Party or any of its Subsidiaries is conducted, (ii) limits the lines of business that may be conducted by such Party or any of its Subsidiaries or (iii) provides for an "area of interest", or similar exclusivity provision for a term longer than two (2) years, for the benefit of a third party in relation to any properties or assets of such Party or its Subsidiaries, in the case of each of (i) through (iii) above, in a manner that is material to such Party and its Subsidiaries, taken as a whole; (f) that is a definitive collective agreement governing the terms and conditions of employment with any Party's or its Subsidiaries' employees; (g) that is between a Party or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, and is material to such Party and its Subsidiaries, taken as a whole, other than Contracts (including the Sweetwater Permits) in the Ordinary Course of such Party; (h) that is between a Party or any of its Subsidiaries, on the one hand, and any of their respective officers, directors or direct or indirect shareholders holding greater than five percent (5%) of any class of equity securities of such Party, on the other hand, excluding (A) in the case of such directors or officers, an employment, compensation, severance or other employment-related agreement, indemnification agreement or benefit plan, (B) fees, advances or reimbursements payable in the Ordinary Course to members of the URC Board, (C) commercial contracts entered into with shareholders of such Party in the Ordinary Course on arm's-length terms and joint venture contracts or related shareholder funding agreements on arm's-length terms, and (D) intercompany Contracts solely among such Party and its Subsidiaries; (i) in the case of Sweetwater that is between a Party or any of its wholly-owned Subsidiaries, on the one hand, and any Sweetwater Joint Ventures, on the other hand, excluding, (A) Contracts for the purchase or sale (however structured) of Goods or other tangible property and (B) Contracts on arm's-length terms; (j) under which an employee, consultant, independent contractor or other counterparty of a Party received payments from the Party in excess of $150,000 for the fiscal year ended December 31, 2025 or which obligates the Party or Subsidiary to pay such Person in excess of $150,000 for the remaining term of the Contract; (k) that provides for rights of indemnification to any director, officer or employee of a Party or any of its Subsidiaries (other than the constating documents of such Persons and its Subsidiaries); or (l) providing for any change of control payments (or other payment that would be triggered by the transactions contemplated herein) to any director, officer, employee, contractor, agent or former director, officer, employee, contractor or agent of a Party or any of its Subsidiaries or to any other Person, provided that, solely with respect to the Company and its Subsidiaries, no royalty agreement, streaming agreement, production payment agreement or similar agreement shall constitute a Material Contract for purposes of the Arrangement Agreement other than the URC material royalty agreements.

"**Loan Cap**" has the meaning ascribed thereto in Section 2.4(k) of the Plan of Arrangement.

"**material fact**" and "**material change**" have the meanings ascribed thereto in the Securities Act.

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

"**Nasdaq**" means The Nasdaq Stock Market LLC.

"**Nasdaq Approval**" means that the New URC Consideration Shares shall have been accepted for listing on the Nasdaq, subject to official notice of the occurrence of the Effective Time.

"**New URC**" means Uranium Royalty Corp., a corporation existing pursuant to the laws of Delaware.

"**New URC Board**" means the board of directors of New URC as the same is constituted from time to time, from and after the Effective Time.

"**New URC Consideration Shares**" has the meaning ascribed thereto in the definition of "**Consideration**".

"**New URC Exchange Shares**" means the New URC Shares to be issued to CallCo in connection with the exchange of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement, with terms substantially consistent with those set forth in Schedule H of the Arrangement Agreement.

"**New URC Incentive Plan**" means any equity compensation, incentive, option or other share-based compensation plan adopted, maintained or assumed by New URC from time to time, including any amendment, modification or successor thereto.

"**New URC Preferred Shares**" means the non-voting, redeemable preferred shares of New URC held by the Orion Sellers and OTPP with terms substantially consistent with those set forth in Schedule K of the Arrangement Agreement.

"**New URC Shares**" means shares of common stock, having a par value of $0.001, in the capital of New URC.

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*.

"**Orion Sellers**" means, collectively, OMF II Onshore Gamma Holdings LLC, OMF II Intermediate Holdings LLC, OMF III Onshore Gamma Holdings LLC, OMF Onshore Omega Holdings LLC, OMF Co-Fund II Holdings LLC, OMF II Onshore Alpha Holdings LLC, OMF II Onshore Beta Holdings LLC, OMF III Onshore Alpha Holdings LLC, OMF III Onshore Beta Holdings LLC, OMF III Intermediate Holdings LLC, Orion Mine Finance GP III LP, each an affiliated entity of Orion Resource Partners (USA) LP.

"**Outside Date**" means 11:59 p.m. on the date that is six (6) months after the date of the Arrangement Agreement, provided that, if (a) the Effective Date has not occurred by such date as a result of the failure to satisfy the condition set forth in Section 7.1(c) or Section 7.1(f) of the Arrangement Agreement, and (b) all other conditions set forth in Section 7.1, Section 7.2 and Section 7.3 of the Arrangement Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time or, to the extent permitted by applicable Law, waived), then such date shall be automatically extended by one (1) month on up to two (2) occasions (or until such other time as may be agreed in writing by the Parties), provided further that the Outside Date shall be subject to extension under Section 9.3 of the Arrangement Agreement.

"**Parties**" means all parties to the Arrangement Agreement, and "**Party**" means any of them.

"**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"**Plan of Arrangement**" means the plan of arrangement of the Company, substantially in the form of "*Appendix "A" – Plan of Arrangement*" to this Information Circular, and any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or upon the direction of the Court in the Final Order with the consent of the Company and the Sweetwater Investors, each acting reasonably.

"**Pre-Closing Sweetwater Reorganization**" has the meaning ascribed thereto in Section 2.16 of the Arrangement Agreement.

"**Production Royalty**" means a production royalty calculated on a per ton basis for each sale of sodium mineral products produced or extracted from the applicable leased premises, at a royalty rate of eight percent (8.0%) of the Sale Price of such sodium mineral products, in each case calculated in accordance with the terms of the applicable lease agreement and subject to the terms and conditions of such agreement.

"**Redemption Purchase Price**" has the meaning ascribed to it in Schedule K of the Arrangement Agreement.

"**Regulatory Approvals**" means any consent, waiver, permit, exemption, relief, review, order, decision or approval of, or any notification, registration and filing with or withdrawal of any formal objection or successful conclusion of any litigation brought by, any Governmental Entity, the expiry, waiver or termination of any waiting period by Law, or the expiry, waiver or termination of any written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required or advisable under Law in connection with the Arrangement, including the Key Regulatory Approvals.

"**Sale Price**" means the price (or weighted average of all prices, as applicable) invoiced, f.o.b. royalty payor's facilities in Wyoming, for which royalties are assessed, less (a) any direct bagging and palletizing costs and (b) any freight or shipping costs.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Section 3(a)(10) Exemption**" means the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10).

"**Securities Act**" means the *Securities Act (British Columbia)* and the rules, regulations, orders, and published policies made thereunder.

"**Securities Authorities**" means the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

"**Securities Laws**" means:

(a) in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published policies thereunder;

(b) in the United States, the U.S. Securities Act and the U.S. Exchange Act and other applicable rules and regulations and published policies thereunder; and

"**Shareholder**" or "**Shareholders**" means the holders of URC Shares.

"**Special Voting Share**" means the one special voting share in the capital of New URC to be allotted and issued by New URC to the Trustee pursuant to the Plan of Arrangement and in accordance with the Voting and Exchange Trust Agreement, which shall be redeemable and shall, at any time, entitle the holder of record to that number of votes at meetings of New URC Shareholders equal to the number of Exchangeable Shares outstanding at such time (excluding Exchangeable Shares held by New URC and its affiliates), all as more particularly set out in the articles of New URC and the Voting and Exchange Trust Agreement.

"**Spur**" means Spur HoldCo LLC, a limited liability company existing pursuant to the laws of Delaware.

"**Subsidiary**" means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than fifty percent (50%) of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control.

"**Sweetwater Entities**" means, collectively, Sweetwater Trona Fund LP, Sweetwater Trona Block LLC, Cougar Utah Fund LP, Cougar Utah Block LLC, Aggie Grazing Fund LP, Aggie Grazing Block LLC, Green River Management Holdings LLC, Spur and each of their respective Subsidiaries, and after its incorporation, New URC, but excluding UPX Minerals Inc.

"**Sweetwater Financial Statements**" means the financial statements of the Sweetwater Entities contained in "*Appendix "G" – Information Relating to the Sweetwater Entities*" to this Information Circular.

"**Sweetwater Investors**" means, collectively, the Orion Sellers and OTPP.

"**Sweetwater JV Document**" means the Constating Documents of or other Contracts governing any Sweetwater Entities' joint venture, in each case as in effect on the date of the Arrangement Agreement.

"**Sweetwater Joint Ventures**" means the Persons and/or Contracts listed in the Sweetwater disclosure letter and listed as "**Sweetwater Joint Ventures**".

"**Sweetwater Material Adverse Effect**" means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations or condition (financial or otherwise) of the Sweetwater

Entities taken as a whole, provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Sweetwater Material Adverse Effect has occurred:

(a) any change or development in or relating to general economic, business, banking, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions, including inflation, supply chain disruptions, labor shortages, interest rates, foreign exchange or exchange rates;

(b) any change or development in global, national or regional political or regulatory conditions (including general labor strikes, lockouts, protests, riots or any act of terrorism, sabotage, espionage, cyberattack or any outbreak of hostilities or war or any escalation or worsening thereof, anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any "trade war" or similar actions or the threat thereof);

(c) any epidemic, pandemic or disease outbreak or any worsening thereof (including any response of Governmental Entities thereto);

(d) any hurricane, flood, tornado, earthquake, wildfire or other natural or man-made disaster;

(e) any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity, and any action taken (or omitted to be taken) by the Sweetwater Entities which is required thereby;

(f) any change in generally accepted accounting principles, including IFRS or U.S. GAAP, or regulatory accounting requirements applicable in the jurisdictions in which the Sweetwater Entities conduct business;

(g) actions or inactions taken by the Sweetwater Entities that are expressly required by the Arrangement Agreement or that are taken at the written request or with the prior written consent of the Company; or

(h) the failure, in and of itself, of the Sweetwater Entities to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Sweetwater Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition);

provided, however, that any event, change, occurrence, effect or state of facts referred to in paragraphs (a) through (e) above may be taken into account in determining whether a Sweetwater Material Adverse Effect has occurred but solely to the extent that it disproportionately adversely affects the Sweetwater Entities, taken as a whole, compared to other companies of similar size operating in the industries and jurisdictions in which the Sweetwater Entities operate.

"**Tax**" means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

"**Tax Act**" means the *Income Tax Act (Canada)*.

"**Tax Authority**" means any taxing or other authority (whether within or outside the United States or Canada) competent to impose any Tax liability, or assess or collect any Tax.

"**Transaction**" or "**Transactions**" means the contribution and sale by the Sweetwater Investors of their approximately 92% interest in the Sweetwater Entities to New URC and the Company in accordance with the Arrangement, and related transactions contemplated by the Arrangement Agreement and the Arrangement.

"**Trona**" means sodium minerals, including a gray-white or yellowish-white monoclinic mineral consisting of a hydrous acid sodium carbonate owned by the Sweetwater Entities or any of their Subsidiaries, or that the Sweetwater Entities or any of their Subsidiaries has the right to extract, in each case located on, under or within, or produced or severed from the real property owned by, or leased or licensed to, the Sweetwater Entities or any of their Subsidiaries.

"**Trona Leases**" means, collectively, the sodium lease agreements, license agreements and other royalty-bearing lease or similar agreements pursuant to which the Sweetwater Entities own royalty interests in respect of the Sweetwater Operations and the Greenfield soda ash projects on their lands, including the agreements referred to under "*Appendix "G" Information Relating to the Sweetwater Entities – Description of Sweetwater Royalties*".

"**Trustee**" means the trustee chosen by the Sweetwater Investors and the Company each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any province thereof and authorized to carry on the business of a trust company in all the provinces of Canada.

"**TSX**" means Toronto Stock Exchange.

"**URC**" means Uranium Royalty Corp.

"**URC AIF**" means the annual information form of the Company for the financial year ended April 30, 2025, dated July 16, 2025.

"**URC Annual Financial Statements**" means the audited annual consolidated financial statements of the Company as at and for the financial years ended April 30, 2025 and 2024, together with the notes thereto, and the auditors' reports thereon.

"**URC Annual MD&A**" means the management's discussion and analysis of financial condition and results of operations of the Company for the financial year ended April 30, 2025 dated July 16, 2025.

"**URC Board Recommendation**" means the unanimous determination of the URC Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of URC and is fair to Shareholders, and the unanimous recommendation of the URC Board to Shareholders that they vote in favour of the Arrangement Resolution.

"**URC Change in Recommendation**" means the occurrence of any of the following prior to the Shareholder Approval having been obtained: the URC Board (a) withdraws, amends, modifies or qualifies, or publicly proposes or states its intention to withdraw, amend, modify or qualify, the URC Board Recommendation in an adverse manner to the Sweetwater Investors; (b) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or in the event the Meeting is scheduled to occur within five (5) Business Days, beyond the third (3rd) Business Day prior to the date of the Meeting); (c) fails to include the URC Board Recommendation in the Circular or publicly reaffirm (without qualification) the URC Board Recommendation within five (5) Business Days after having been requested in writing by the Sweetwater Investors to do so (or in the event the Meeting is scheduled to occur within five (5) Business Days of such request, prior to the third (3rd) Business Day prior to the date of the Meeting); or (d) passes a resolution to take any of the foregoing actions in clauses (a) through (c) above.

"**URC Circular**" means the management information circular of the Company dated September 9, 2025, Relating to the annual general meeting of shareholders of the Company held on October 16, 2025.

"**URC Incentive Plan**" means the amended and restated long-term incentive plan of URC dated November 22, 2019, as amended on August 29, 2023 and August 13, 2024.

"**URC Interim Financial Statements**" means the unaudited interim consolidated financial statements of the Company for the three and nine months ended January 31, 2026, together with the notes thereto.

"**URC Interim MD&A**" means the management's discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended January 31, 2026, dated March 10, 2026.

"URC Material Adverse Effect" means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations or condition (financial or otherwise) of URC and its Subsidiaries taken as a whole, provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a URC Material Adverse Effect has occurred:

(a) any change or development affecting the uranium royalty and streaming industry generally;

(b) any changes in uranium prices;

(c) any change or development in or relating to general economic, business, banking, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions, including inflation, supply chain disruptions, labor shortages, interest rates, foreign exchange or exchange rates;

(d) any change or development in global, national or regional political or regulatory conditions (including general labor strikes, lockouts, protests, riots or any act of terrorism, sabotage, espionage, cyberattack or any outbreak of hostilities or war or any escalation or worsening thereof, anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any "trade war" or similar actions or the threat thereof);

(e) any epidemic, pandemic or disease outbreak or any worsening thereof (including any response of Governmental Entities thereto);

(f) any hurricane, flood, tornado, earthquake, wildfire or other natural or man-made disaster;

(g) any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity, and any action taken (or omitted to be taken) by URC or its Subsidiaries which is required thereby;

(h) any change in generally accepted accounting principles, including IFRS, or regulatory accounting requirements applicable in the jurisdictions in which URC or any of its Subsidiaries conducts business;

(i) actions or inactions taken by URC or any of its Subsidiaries that are expressly required by the Arrangement Agreement or that are taken at the written request of or with the prior written consent of the Sweetwater Investors;

(j) any change in the market price or trading volume of any securities of URC (it being understood that the causes underlying such change in market price may be taken into account in determining whether a URC Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition), or any suspension of trading in securities generally or on any securities exchange on which any securities of URC trades;

(k) the failure, in and of itself, of URC to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a URC Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition); or

(l) any matter that has been expressly disclosed in (i) the URC Public Documents (excluding any disclosures set forth in any section of a document in the URC Public Documents entitled "Risk Factors," "Cautionary Statement on Forward-Looking Information" or similarly titled section or any other disclosures included in such documents to the extent that they are cautionary, predictive or forward-looking rather than historical facts) prior to the date of the Arrangement Agreement or (ii) the URC disclosure letter but, in the case of each of (i) and (ii), only to the extent of such express disclosure (and not, for the avoidance of doubt, any other consequences of the matter so disclosed);

provided, however, that any event, change, occurrence, effect or state of facts referred to in paragraphs (a) through (e) above may be taken into account in determining whether a URC Material Adverse Effect has occurred but solely to the extent that it disproportionately adversely affects URC and its Subsidiaries, taken as a whole, compared to

other companies of similar size operating in the industries and jurisdictions in which URC and its Subsidiaries operate.

"URC Options" means any outstanding share purchase options issued by URC pursuant to the URC Incentive Plan or otherwise.

"URC Public Documents" means all forms, reports, schedules, statements and other documents filed by URC since January 1, 2024, with all applicable Governmental Entities which are publicly filed, including on SEDAR+ in Canada and on EDGAR in the United States.

"URC Replacement Options" means the options to acquire New URC Shares, governed by the URC Incentive Plan to be issued in exchange for URC Options pursuant to the Plan of Arrangement.
"URC Shares" means the common shares in the capital of URC.

"URC Subscription Receipts" means subscription receipts of URC issued pursuant to the Concurrent Private Placement Agreement, each of which entitles the holder thereof to receive, without payment of additional consideration and without further action on the part of the holder, one (1) URC Share upon the satisfaction or waiver of the applicable escrow release conditions relating to the completion of the Transactions, all as more particularly set forth in the Concurrent Private Placement Agreement.

"URC Support Agreements" means the voting and support agreements entered into between the Sweetwater Investors and the Supporting Shareholders party thereto.

"URC US" means Uranium Royalty (USA) Corp., a corporation existing pursuant to the laws of Delaware, and a wholly-owned Subsidiary of URC.

"U.S. GAAP" means United States generally accepted accounting principles as in effect from time to time, as established by the Financial Accounting Standards Board and the rules and regulations of the SEC applicable to financial statements.

"U.S. Securities Act" means the *United States Securities Act of 1933,* as amended.

"U.S. Tax Code" means the U.S. Internal Revenue Code of 1986.

"U.S. URC Pension Plan" has the meaning ascribed thereto in paragraph (aa)(viii) of Schedule D of the Arrangement Agreement.

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement among New URC, ExchangeCo, CallCo and the Trustee, as contained in "*Appendix "J" – Voting and Exchange Trust Agreement*" to the Circular.

"Willful Breach" means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of the Arrangement Agreement.

CONSENT OF PARADIGM

June 19, 2026

To: The Board of Directors of Uranium Royalty Corp. ("**URC**")

We refer to the management information circular (the "**Information Circular**") of URC dated June 19, 2026, relating to the arrangement pursuant to the *Canada Business Corporations Act* (the "**Arrangement**") involving, among other things, the indirect acquisition by Uranium Royalty Corp., a Delaware corporation ("**New URC**") of all of the outstanding common shares of URC. We consent to the inclusion in the Information Circular of our fairness opinion dated April 15, 2026 (the "**Fairness Opinion**") and references to our firm name and our Fairness Opinion in the Information Circular. Our Fairness Opinion was given as of April 15, 2026, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of URC shall be entitled to rely upon our opinions.

(Signed) "*Paradigm Capital Inc.*"

APPENDICES

APPENDIX "A" PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a) "**Aggie Consideration**" has the meaning ascribed thereto in Section 2.4**;**

(b) "**Aggie LLC**" means Aggie Grazing Block LLC, a limited liability company existing pursuant to the laws of Delaware;

(c) "**Aggie LLC Interests**" means the issued and outstanding membership interests in Aggie LLC;

(d) "**Aggie LP**" means Aggie Grazing Fund LP, a limited partnership existing pursuant to the laws of Delaware;

(e) "**Aggie LP Interests**" means the issued and outstanding partnership interests in Aggie LP.

(f) "**Aggie Valuation**" means $390,000,000.

(g) "**Arrangement**" means the arrangement of URC under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both URC and the Sweetwater Investors, each acting reasonably);

(h) "**Arrangement Agreement**" means the arrangement agreement dated as of April 16, 2026, between URC and the Sweetwater Investors, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(i) "**Arrangement Resolution**" means the special resolution of the URC Shareholders approving the Arrangement which was considered at the URC Meeting;

(j) "**Articles of Arrangement**" means the articles of arrangement of URC in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to URC and the Sweetwater Investors, each acting reasonably;

(k) "**Authorization**" means any authorization, order, permit, approval, grant, licence, registration, consent, allowance, exemption, waiver, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

(l) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada;

(m) "**CallCo**" means an unlimited liability company to be incorporated under the Laws of British Columbia as a wholly-owned Subsidiary of New ParentCo prior to the Effective Time;

(n) "**CallCo Share**" means a common share without par value in the capital of CallCo, and collectively the "**CallCo Shares**";

(o) "**Cash Consideration**" means $330,000,000, plus (if the Concurrent Financing occurs on the Effective Date) an

amount equal to the first $52,000,000 of net cash proceeds received in connection with the Concurrent Financing;

(p) "**CBCA**" means the *Canada Business Corporations Act*;

(q) "**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(r) "**Consideration**" means the consideration to be received by the URC Shareholders pursuant to the Plan of Arrangement as consideration for their URC Shares, consisting of: (a) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively, the "**Exchangeable Consideration Shares**"); and (b) in the case of each other URC Share, the Exchange Ratio of New ParentCo Share per URC Share (the "**New ParentCo Consideration Shares**");

(s) "**Court**" means the Supreme Court of British Columbia;

(t) "**CRA**" means the Canada Revenue Agency;

(u) "**Depositary**" means Computershare Trust Company, N.A. or such other Person as URC may appoint to act as depositary in connection with the Arrangement, with the approval of URC and the Sweetwater Investors, acting reasonably;

(v) "**Director**" means the Director appointed pursuant to section 260 of the CBCA;

(w) "**Dissent Rights**" means the rights of dissent in respect of the Arrangement described in Article 5 of this Plan of Arrangement;

(x) "**Dissenting URC Shareholder**" means any registered URC Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights prior to the Effective Time, but only in respect of Dissenting URC Shares held by such Dissenting URC Shareholder;

(y) "**Dissenting URC Shares**" means URC Shares held by Dissenting URC Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;

(z) "**Effective Date**" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(aa) "**Effective Time**" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

(bb) "**Election Deadline**" means the date and time as agreed by the Sweetwater Investors and URC (acting reasonably) and set in accordance with Section 3.1(b) as the deadline for Eligible Holders to make the Exchangeable Share Election; provided that, for greater certainty, the Election Deadline shall be prior to the Effective Date;

(cc) "**Eligible Holder**" means a URC Shareholder that is: (i) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (ii) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act;

(dd) "**Excess Amount**" has the meaning ascribed thereto in Section 2.4(n);

(ee) "**Exchange Ratio**" means 1.0;

(ff) "**Exchangeable Consideration Shares**" has the meaning ascribed thereto in the definition of "Consideration";

(gg) "**Exchangeable Elected Share**" means each URC Share in respect of which an Eligible Holder shall have validly made an Exchangeable Share Election to receive Exchangeable Consideration Shares in accordance with Section 3.1 and the Letter of Transmittal and Election Form;

(hh) "**Exchangeable Elected Shareholder**" means, solely in respect of an Eligible Holder's Exchangeable Elected Shares, each Eligible Holder who has validly made an Exchangeable Share Election;

(ii) "**Exchangeable Share Election**" has the meaning ascribed thereto in Section 3.1(a);

(jj) "**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by the Sweetwater Investors and URC pursuant to the Arrangement Agreement and set out in Schedule H to the Arrangement Agreement;

(kk) "**Exchangeable Share Support Agreement**" means the exchangeable share support agreement among New ParentCo, ExchangeCo and CallCo, in the form agreed to by the Sweetwater Investors and URC pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

(ll) "**Exchangeable Shares**" means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

(mm) "**ExchangeCo**" means a wholly-owned subsidiary of CallCo to be incorporated under the Laws of British Columbia prior to the Effective Time;

(nn) "**ExchangeCo Shares**" means the common shares without par value in the capital of ExchangeCo;

(oo) "**Fair Market Value**" means, in respect of any property or ownership interests, the price that would be agreed upon in an open and unrestricted market between informed and prudent parties dealing at arm's length (within the meaning of the Tax Act), neither being under any compulsion to act and each having reasonable knowledge of the relevant facts, determined as of the applicable time and in accordance with generally accepted valuation principles applicable to comparable arm's-length transactions, and without giving effect to any minority discount, liquidity discount or control premium.;

(pp) "**Final Order**" means the order of the Court approving the Arrangement in the form acceptable to URC and the Sweetwater Investors, each acting reasonably, as such order may be amended by the Court (with prior written consent of both the Sweetwater Investors and URC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Sweetwater Investors and URC, each acting reasonably) on appeal;

(qq) "**final proscription date**" has the meaning ascribed thereto in Section 4.8;

(rr) "**Governmental Entity**" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

(ss) "**HRG**" means HRG Metals LP, a limited partnership existing pursuant to the laws of Canada;

(tt) "**In-The-Money Amount**" means, in respect of a URC Option or a URC Replacement Option at a point in time, the amount, if any, by which the aggregate fair market value at such time of the securities subject to such URC Option or URC Replacement Option, as applicable, exceeds the aggregate exercise price of such stock option;

(uu) "**Intercompany Loan Agreement**" has the meaning ascribed thereto in Section 2.4(k);

(vv) "**Interim Order**" means an order of the Court, in a form acceptable to the Sweetwater Investors and URC, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the URC Meeting with respect to the Arrangement as more fully set out herein;

(ww) "**Law**" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX and Nasdaq), and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities;

(xx) "**Letter of Transmittal and Election Form**" means the letter of transmittal and election form(s) to be delivered by URC to registered URC Shareholders providing for (i) Eligible Holders' Exchangeable Share Election with respect to the Consideration and (ii) delivery of registered URC Shareholders' URC Shares and certificates (if any) representing such URC Shareholders' URC Shares to the Depositary;

(yy) "**Liens**" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing;

(zz) "**Loan Cap**" has the meaning ascribed thereto in Section 2.4(k);

(aaa) "**Nasdaq**" means The Nasdaq Stock Market LLC;

(bbb) "**New ParentCo**" means a corporation to be formed under the laws of Delaware in accordance with the terms of the Arrangement Agreement;

(ccc) "**New ParentCo Consideration Shares**" has the meaning ascribed thereto in the definition of "Consideration";

(ddd) "**New ParentCo Incentive Plan**" means any equity compensation, incentive, option or other share-based compensation plan adopted, maintained or assumed by New ParentCo from time to time, including any amendment, modification or successor thereto;

(eee) "**New ParentCo Preferred Shares**" means the Class A Preferred Share and the Class B Preferred Share (as each such term is defined in Schedule K to the Arrangement Agreement;

(fff) "**New ParentCo Shares**" means shares of common stock, having a par value of $0.001, in the capital of New ParentCo;

(ggg) "**New ParentCo Special Voting Share**" means the one special voting share in the capital of New ParentCo to be allotted and issued by New ParentCo to the Trustee pursuant to this Plan of Arrangement and in accordance with the Voting and Exchange Trust Agreement, which shall be redeemable and shall, at any time, entitle the holder of record to that number of votes at meetings of holders of New ParentCo Shares equal to the number of Exchangeable Shares outstanding at such time (excluding Exchangeable Shares held by New ParentCo and its affiliates), all as more particularly set out in the articles of New ParentCo and the Voting and Exchange Trust Agreement;

(hhh) "**Orion Sellers**" means each entity listed in Schedule A to the Arrangement Agreement;

(iii) "**OTPP**" means HRG;

(jjj) "**Parties**" means any of the parties to the Arrangement Agreement, and "**Party**" means any of them;

(kkk) "**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(lll) "**Plan of Arrangement**", "**hereof**", "**herein**", "**hereunder**" and similar expressions means this Plan of

Arrangement, including the annex hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

(mmm) "**Redemption Purchase Price**" has the meaning ascribed to it in Schedule K to the Arrangement Agreement;

(nnn) "**Seller Share of Sweetwater Cash Amount**" has the meaning set forth in Section 2.4(m)(iii)D;

(ooo) "**Shortfall Amount**" has the meaning ascribed thereto in Section **Error! Reference source not found.**;

(ppp) "**Spur**" means Spur Holdco LLC, a limited liability company existing pursuant to the laws of Delaware;

(qqq) "**Subsidiary**" means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than fifty percent (50%) of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control;

(rrr) "**Sweetwater Cash Amount**" means an amount equal to the sum of all cash of the Sweetwater Entities as of immediately prior to the Effective Time, less: (i) $24,850,559.76 and (ii) an amount sufficient to ensure that the Sweetwater Entities retain not less than $15,000,000 in unrestricted cash;

(sss) "**Sweetwater Investors**" means, collectively, the Orion Sellers and OTPP;

(ttt) "**Tax**" means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

(uuu) "**Tax Act**" means the *Income Tax Act* (Canada);

(vvv) "**Tax Authority**" means any taxing or other authority (whether within or outside Canada) competent to impose any Tax liability, or assess or collect any Tax;

(www) "**Tax Election Package**" means two (2) copies of CRA form T-2057 (or, if the URC Shareholder is a partnership, two (2) copies of CRA form T-2058) and two (2) copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed and executed by the URC Shareholder in accordance with the rules contained in the Tax Act or the relevant provincial legislation;

(xxx) "**Trustee**" means the trustee chosen by the Sweetwater Investors and URC each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

(yyy) "**TSX**" means Toronto Stock Exchange;

(zzz) "**URC**" means Uranium Royalty Corp., a corporation existing pursuant to the laws of Canada;

(aaaa) "**URC Incentive Plan**" means the amended and restated long-term incentive plan of URC dated November 22,

2019, as amended August 29, 2023 and August 13, 2024;

(bbbb) "**URC Meeting**" means the special meeting of URC Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(cccc) "**URC Options**" means any outstanding options to purchase URC Shares issued pursuant to the URC Incentive Plan;

(dddd) "**URC Replacement Options**" means the options to acquire New ParentCo Shares, to be governed by the New ParentCo Incentive Plan, to be issued in exchange for URC Options pursuant to this Plan of Arrangement;

(eeee) "**URC Shareholders**" means the holders of URC Shares;

(ffff) "**URC Shares**" means the common shares in the capital of URC;

(gggg) "**URC US**" means Uranium Royalty (USA) Corp., a corporation existing pursuant to the laws of Delaware, and a wholly-owned Subsidiary of URC;

(hhhh) "**URC US Shares**" means the common stock in URC US; and

(iiii) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement made among New ParentCo, ExchangeCo, CallCo and the Trustee, in the form agreed to by the Sweetwater Investors and URC pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

Capitalized terms used in this Plan of Arrangement but not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Annex by number or letter or both refer to the Article, Section, subsection, paragraph or Annex, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number and Gender.

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action and Computation of Time.

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada.

1.5 Currency.

Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars and "$" refers to United States dollars.

1.6 Other Definitional and Interpretive Provisions.

(a) References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(b) References in this Agreement to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(c) References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.

(d) References to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.

(e) A Person is considered to "control" another Person if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1 Arrangement Agreement.

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to and forms an integral part of the Arrangement Agreement. This Plan of Arrangement sets out the steps and transactions by which the Arrangement and the other transactions contemplated by the Arrangement Agreement are to be effected. At the Effective Time, the steps and transactions set out herein shall occur and be deemed to occur in the sequence set forth herein and shall be effective and binding in accordance with the terms hereof. In the event of any inconsistency or conflict between this Plan of Arrangement and the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2 Binding Effect.

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective at the Effective Time and be binding at and after the Effective Time on:

(a) URC;

(b) URC US;

(c) each of the Sweetwater Investors;

(d) New ParentCo;

(e) ExchangeCo;

(f) CallCo;

(g) Aggie LLC;

(h) Aggie LP;

(i) all registered and beneficial holders of the URC Shares (including all Dissenting URC Shareholders);

(j) all holders of URC Options;

(k) the registrar and transfer agent of the URC Shares;

(l) the Depositary;

(m) the Trustee; and

(n) all other Persons,

in each case without any further authorization, act or formality on the part of the Court or any Person from and after the Effective Date.

2.3 Filing of Articles of Arrangement.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein.

2.4 Arrangement.

In connection with the Arrangement and to give effect to the transactions contemplated hereby, including the combination of URC and the Sweetwater Entities and the exchange of URC Shares for the Consideration, the following events shall occur and shall be deemed to occur in the order set out below commencing at the Effective Time (except as otherwise expressly indicated), and each such event shall occur automatically and without any further authorization, act or formality on the part of any Person. Each of the following steps shall be effective and binding upon all Persons set out in Section 2.2 from and after the Effective Time.

(a) *URC Capital Contribution*. URC shall contribute an amount equal to the Aggie Consideration to the capital of URC US, or such other amount as to be determined by the Sweetwater Investors and URC, acting reasonably and in consultation with their legal, financial and tax counsel, in order to give effect to the Arrangement.

(b) *Acquisition of Aggie Interests*: URC shall cause URC US to acquire:

(i) from HRG, 25.00% of the Aggie LLC Interests; and

(ii) from Orion Sellers, a portion of the Aggie LLC Interests and a portion of the Aggie LP Interests, in each case, determined by the Orion Sellers in their sole discretion; provided that (x) if the Concurrent Financing does not occur by the Effective Date, the Orion Sellers shall not sell to URC US more than an aggregate amount of Aggie LLC Interests and Aggie LP Interests equal to 61.62% of the Aggie LP Interests (inclusive of the Aggie LLC Interests on a look through basis) and (y) if the Concurrent Financing occurs by the Effective Date and (1) the aggregate net cash proceeds received by URC in connection with the Concurrent Financing is equal to at least $52,000,000, then the Orion Sellers shall sell to URC US all of their respective Aggie LLC Interests and all of their Aggie LP Interests or (2) the aggregate net cash proceeds received URC in connection with the Concurrent Financing is less than $52,000,000, then the Orion Sellers and OTPP shall cooperate in good faith to determine the appropriate portion of the Aggie LLC Interests and the Aggie LP Interests to be sold by the Orion Sellers to URC US in a manner to ensure that the Cash Consideration is allocated among the Orion Sellers and OTPP in accordance with their relative share of the ownership of New ParentCo after giving effect to the Pre-Closing Sweetwater Reorganization (which Pre-Closing Sweetwater Reorganization shall be deemed to have occurred for purposes of this clause) and in a tax efficient manner.

and, in consideration therefor, URC US shall pay to the Orion Sellers and HRG an amount in cash equal to the Aggie Valuation multiplied by a fraction (expressed as a percentage) the numerator of which is the number of Aggie LP Interests actually acquired by URC US pursuant to this Section 2.4(b) (inclusive of the Aggie LLC Interests acquired by URC US on a look through basis) and the denominator of which is all Aggie LP Interests that are issued and outstanding (such amount, the "**Aggie Consideration**"). Each applicable Sweetwater Investor's applicable share of the Aggie Consideration shall be determined based on the proportion of the Aggie LP Interests (inclusive of the Aggie LLC Interests acquired by URC US on a look through basis) sold to URC US pursuant to this Section 2.4(b) by such Sweetwater Investor.

(c) *Issuance of New ParentCo Shares*: Commencing immediately after the steps set out in Section 2.4(a):

(i) New ParentCo shall issue to CallCo a number of New ParentCo Shares equal to the aggregate number of New ParentCo Consideration Shares to be issued pursuant to Section 2.4(e) (and, if applicable, such amounts of cash as is necessary to fund the payment of any claim against URC for an amount determined in accordance with Section 5.1);

(ii) CallCo shall issue to New ParentCo such number of CallCo Shares having an aggregate Fair Market Value equal to the aggregate Fair Market Value of the New ParentCo Shares issued pursuant to Section 2.4(c)(i);

(iii) CallCo shall be the legal and beneficial owner of the New ParentCo Shares issued pursuant to Section 2.4(c)(i), and New ParentCo shall be the legal and beneficial owner of the CallCo Shares issued pursuant Section 2.4(c)(ii); and

(iv) upon the issuance by CallCo of the CallCo Shares to New ParentCo pursuant to Section 2.4(c)(ii), an amount equal to the aggregate Fair Market Value of the New ParentCo Shares issued in consideration therefor shall be added to the legal stated capital (or equivalent capital account) maintained in respect of such CallCo Shares, in accordance with applicable Law.

(d) *Dissenting URC Shares for Fair Value:* Subject to Section 5.1, each issued and outstanding Dissenting URC Share held by a Dissenting URC Shareholder described in Section 5.1(i) shall be transferred to and acquired by URC for cancellation solely in exchange for, subject to Section 4.6, a debt claim against URC for an amount determined in accordance with Section 5.1, and:

(i) each such Dissenting URC Shareholder shall cease to be the holder of each such Dissenting URC Share and to have any rights as a holder of each such Dissenting URC Share other than a claim against URC for an amount determined in accordance with Section 5.1; and

(ii) each such Dissenting URC Share acquired by URC pursuant to this Section 2.4(d) shall be cancelled.

(e) *Exchange of URC Shares for New ParentCo Consideration Shares:* Immediately after the step set out in Section **Error! Reference source not found.** and simultaneously with the steps set out in Sections 2.4(f) through (i) (inclusive), each issued and outstanding URC Share (other than Exchangeable Elected Shares, and, for greater certainty, Dissenting URC Shares held by a Dissenting URC Shareholder described in Section 5.1(i)), shall be transferred by the relevant URC Shareholder of such URC Share to, and acquired by, CallCo solely in exchange for a New ParentCo Consideration Share delivered by CallCo in respect of such URC Share, and:

(i) each URC Shareholder of each such URC Share shall cease to be the holder of each such URC Share and to have any rights as a holder of each such URC Share other than the right to the allotment and issue of the New ParentCo Consideration Shares to which such URC Shareholder is entitled pursuant to this Section 2.4(e) and the other rights as set out in Article 4; and

(ii) CallCo shall be the legal and beneficial owner of each such URC Share acquired by CallCo pursuant to this Section 2.4(e).

(f) *Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares:* Simultaneously with the step set out in Section 2.4(e), each issued and outstanding Exchangeable Elected Share (for greater certainty, other than Dissenting URC Shares held by a Dissenting URC Shareholder described in Section 5.1(i)) shall be transferred by the relevant Exchangeable Elected Shareholder to, and acquired by, ExchangeCo solely in exchange for the issue and delivery of the Exchangeable Consideration Shares in respect of such Exchangeable Elected Share by ExchangeCo and certain ancillary rights receivable hereunder, and:

(i) each Exchangeable Elected Shareholder shall cease to be the holder of each such Exchangeable Elected Share and to have any rights as a holder of each such Exchangeable Elected Share other than the right to the delivery of the Exchangeable Consideration Shares to which such Exchangeable Elected Shareholder is entitled pursuant to this Section 2.4(f), certain ancillary rights receivable hereunder and the other rights as set out in Article 4;

(ii) ExchangeCo shall be the legal and beneficial owner of each such Exchangeable Elected Share acquired

by ExchangeCo pursuant to this Section 2.4(f); and

(iii) ExchangeCo shall add to the stated capital maintained in respect of the Exchangeable Shares an amount equal to the aggregate "cost" to ExchangeCo of all of the Exchangeable Elected Shares acquired by ExchangeCo in this step, determined for purposes of the Tax Act (including under Section 85, if applicable).

(g) *Exchangeable Share Matters*. Simultaneously with the step set out in Section 2.4(e):

(i) New ParentCo, CallCo and ExchangeCo shall execute the Exchangeable Share Support Agreement and such agreement shall become binding on New ParentCo, CallCo and ExchangeCo;

(ii) New ParentCo, CallCo, ExchangeCo, and the Trustee shall execute the Voting and Exchange Trust Agreement and such agreement shall become binding on New ParentCo, CallCo, ExchangeCo and the Trustee; and

(iii) concurrently with the issue of the Exchangeable Consideration Shares pursuant to Section 2.4(f), New ParentCo shall, in accordance with the Voting and Exchange Trust Agreement, allot and issue to the Trustee one New ParentCo Special Voting Share, which shall carry such number of votes as is equal to the number of Exchangeable Shares outstanding from time to time, to be held by the Trustee on behalf of the Exchangeable Elected Shareholders in accordance with the terms thereof, and all rights of the Exchangeable Elected Shareholders under the Voting and Exchange Trust Agreement shall be received by them as part of the ancillary rights receivable by them under Section 2.4(f).

(h) *Addition to New ParentCo Share Capital:* Simultaneously with the steps set out in Sections 2.4(e), an amount equal to the aggregate Fair Market Value of the New ParentCo Consideration Shares shall be reflected in the legal stated capital (or equivalent capital account) of New ParentCo and, for greater certainty, no amount shall be reflected in respect of the issuance of the New ParentCo Special Voting Share pursuant to Section 2.4(g)(iii) other than any nominal amount required under applicable Law.

(i) *URC Options:* Simultaneously with the step set out in Section 2.4(e):

(i) each URC Option (whether vested or unvested) outstanding and unexercised immediately prior to the Effective Time will be exchanged for a URC Replacement Option to acquire a number of New ParentCo Shares equal to the product of (A) the number of URC Shares subject to the URC Option immediately before the Effective Time, *multiplied by* (B) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of a New ParentCo Share on any particular exercise of URC Replacement Options, then the number of New ParentCo Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of New ParentCo Shares;

(ii) the exercise price per New ParentCo Share subject to any such URC Replacement Option shall be an amount equal to the quotient of (X) the exercise price per URC Share under the exchanged URC Option immediately prior to the Effective Time *divided by* (Y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of URC Options for URC Replacement Options. Accordingly, and notwithstanding the foregoing, if required in order that this exchange be made pursuant to (and qualify under) subsection 7(1.4) of the Tax Act, the exercise price of a URC Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount of the URC Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the URC Option immediately before such exchange; and

(iii) the terms and conditions of any URC Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the URC Option for which it was exchanged, each URC Replacement Option shall be governed by the terms of the URC Incentive Plan (which shall be assumed by and continued under New ParentCo) and any document evidencing a URC Option shall thereafter evidence such URC Replacement Option (in each case, subject to any adjustments contemplated by this Section 2.4(i)).

(j) *Contribution of URC Shares by CallCo to ExchangeCo.* Immediately following the completion of the steps set out

in Section 2.4(e) and Section 2.4(f), CallCo shall transfer and contribute to ExchangeCo all of the URC Shares acquired by CallCo pursuant to Section 2.4(e), and in consideration therefor ExchangeCo shall issue to CallCo such number of newly issued ExchangeCo Shares having an aggregate Fair Market Value equal to the aggregate Fair Market Value of the URC Shares so transferred and contributed, and an amount equal to such Fair Market Value shall be added to the stated capital maintained in respect of such ExchangeCo Shares.

(k) *Intercompany Loans.* Immediately following the completion of the step set out in Section 2.4(j), URC shall advance to CallCo (i) if the Concurrent Financing has not occurred by the Effective Date, an amount of cash equal to $330,000,000 less the Aggie Consideration paid to HRG and the applicable Orion Sellers pursuant to Section **Error! Reference source not found.** and (ii) if the Concurrent Financing has occurred by the Effective Date, an amount of cash equal to the portion of the first $52,000,000 of net cash proceeds received in connection with the Concurrent Financing that is not allocated to pay the Aggie Consideration (if any), plus 80% of the excess of the aggregate amount of net cash received by URC in connection with the Concurrent Financing (which, for the avoidance of doubt, includes any proceeds attributable to any green shoe or similar provision exercised in connection with such Concurrent Financing) over $92,000,000 by way of an interest-bearing loan on arm's length terms to be evidenced by a promissory note or loan agreement (the "**Intercompany Loan Agreement**"); provided that, the aggregate principal amount of the Intercompany Loan Agreement shall not exceed the higher of $100,000,000 and an amount to be determined by URC's tax advisors in writing to the Sweetwater Investors and URC based on a transfer pricing study (the "**Loan Cap**").

(l) *Reduction of Stated Capital of CallCo.* Immediately following the completion of the step set out in Section 2.4(k), CallCo shall distribute to New ParentCo, by way of a reduction of the stated capital (or equivalent capital account) maintained in respect of the CallCo Shares, an amount equal to the principal amount of the loan advanced to CallCo pursuant to Section 2.4(k).

(m) *Redemption of New ParentCo Preferred Shares*:

(i) Following the completion of the step set out in Section 2.4(l), New ParentCo shall redeem, in accordance with its articles and the terms of such shares, the New ParentCo Preferred Shares in exchange for payment of the Redemption Purchase Price (as such term is defined in Schedule K to the Arrangement Agreement) to the holders of such New ParentCo Preferred Shares.

(ii) The payment of the Redemption Purchase Price to the holders of the New ParentCo Preferred shall be accomplished by the following steps: (A) a distribution of cash to the holders of the New ParentCo Preferred Shares equal to the cash proceeds received pursuant to Section 2.4(l), (B) a distribution of cash to the holders of the New ParentCo Preferred Shares equal to the first $52,000,000 of net cash proceeds received in connection with the Concurrent Financing that is not allocated to pay the Aggie Consideration (if any) less the portion of such proceeds that is allocated to the principal amount of the Intercompany Loan Agreement contemplated by Section 2.4(k)(ii) after giving effect to the proviso of Section 2.4(k); provided that, if the Concurrent Funding has not occurred by the Effective Date, the payment contemplated by this clause (B) shall be deemed to be $0, (C) a distribution of cash to the holders of the New ParentCo Preferred Shares equal to 80% of the excess of the aggregate amount of net cash received by URC in connection with the Concurrent Financing (which, for the avoidance of doubt, includes any proceeds attributable to any green shoe or similar provision exercised in connection with such Concurrent Financing) over $92,000,000; provided that such amount shall not exceed $760,640,000, provided further that, if the Concurrent Funding has not occurred by the Effective Date, the payment contemplated by this clause (C) shall be deemed to be $0 and (D) completion of the distributions contemplated by Section 2.4(m)(iii).

(iii) On the date upon which distributions of available cash of the Sweetwater Entities are made in accordance with past practice, the Parties shall cause the following actions to occur:

A. Sweetwater Royalties LLC to make a distribution of cash to Sweetwater Trona OpCo LLC in an amount equal to the Sweetwater Cash Amount;

B. immediately following the distribution contemplated by clause (m)(iii)(A), Sweetwater Trona OpCo LLC to make a distribution of cash to Sweetwater Trona HoldCo LLC in an amount equal to the Sweetwater Cash Amount;

C. immediately following the distribution contemplated by clause (m)(iii)(B), Sweetwater Trona HoldCo LLC to make a distribution of cash to Sweetwater Trona Fund LP in an amount equal to the Sweetwater Cash Amount;

D. immediately following the distribution contemplated by clause (m)(iii)(C), Sweetwater Trona Fund LP to make a distribution of cash (A) to Rife Holdings (USA) LLC (or any successor in interest thereto) in an amount equal to 5.531661% of the Sweetwater Cash Amount and (B) to New ParentCo, in an amount equal to the Sweetwater Cash Amount less the amount distributed to Rife Holdings (USA) LLC pursuant to clause (A) (such amount contemplated by this clause (B), the "**Seller Share of Sweetwater Cash Amount**"); and

E. immediately following the distribution contemplated by clause (m)(iii)(D), New ParentCo to make a distribution of cash (A) to the Orion Sellers in an amount equal to 72.83% of the Seller Share of the Sweetwater Cash Amount and (B) to OTPP in an amount equal to 27.17% of the Seller Share of the Sweetwater Cash Amount.

(iv) Notwithstanding anything in Section 2.4(m)(ii) to the contrary, at the election of URC acting reasonably and in good faith and in consultation with its tax advisors, the distributions contemplated by clauses (B) and (C) of Section 2.4(m)(ii) may be satisfied by causing New ParentCo to periodically make special distributions of 40% of available cash from the Sweetwater Entities to the holders of the New ParentCo Preferred Shares at such times upon which distributions are made by the Sweetwater Entities in accordance with past practice.

(n) *Adjustment of Sweetwater Investors' New ParentCo Shares*: Immediately following the completion of the step set out in Section 2.4(l), to the extent that the aggregate amount of proceeds received by the Sweetwater Investors pursuant to Section 2.4(b) and Section 2.4(m) exceed an amount equal to $330,000,000 but is less than $1,142,640,000 (the amount of such excess, the "**Excess Amount**"), the aggregate number of New ParentCo Shares issued to the Sweetwater Investors shall be reduced on a pro rata basis by an aggregated number of New ParentCo Shares corresponding in value to the Excess Amount, divided by a price per share of $3.64 and such reduction will be done ratably among the Sweetwater Investors based on the proportion of New ParentCo Shares held by each Sweetwater Investor to the aggregate amount of New ParentCo Shares held by all Sweetwater Investors.

(o) *Securities Registers*. Following the foregoing steps, on the Effective Date, each of URC, New ParentCo, ExchangeCo and CallCo shall make the appropriate entries in its applicable securities registers to reflect the matters referred to in this Section 2.4.

(p) *Retention of Certain Financing Proceeds*. If the Concurrent Financing has occurred, the Sweetwater Investors shall be entitled to the first $52,000,000 of the net proceeds received in connection with the Concurrent Financing and, thereafter, URC shall be entitled to retain $40,000,000 of the net proceeds received in connection with the Concurrent Financing.

For greater certainty, none of the foregoing steps shall occur unless all of the foregoing steps occur.

2.5 Fully Paid and Non-Assessable Shares.

All Exchangeable Shares, ExchangeCo Shares, CallCo Shares and New ParentCo Shares issued pursuant hereto shall be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 3
EXCHANGEABLE SHARE ELECTION

3.1 Exchangeable Share Election.

(a) Each beneficial owner of URC Shares who, as at the Effective Time, is an Eligible Holder may elect with respect to any and all URC Shares (other than a Dissenting URC Share) held by such holder immediately before the Effective Time to receive the Consideration to which he, she or it is entitled in the form of New ParentCo Consideration Shares, Exchangeable Consideration Shares or a combination of New ParentCo Consideration

Shares and Exchangeable Consideration Shares (the "**Exchangeable Share Election**").

(b) The Exchangeable Share Election shall be made by a URC Shareholder (or if applicable, by the registered holder of URC Shares on such beneficial owner's behalf) by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such URC Shareholder's election, together with certificates (if any) representing such Eligible Holder's URC Shares. URC shall provide at least five (5) Business Days' notice of the Election Deadline to URC Shareholders by means of a news release disseminated on a newswire; provided that the Election Deadline, once set, may be extended by URC to a subsequent date prior to the Effective Date and URC shall promptly announce any such extension and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by the Sweetwater Investors and URC (acting reasonably), provided that at least one (1) Business Day of advance notice thereof shall have been provided by URC to URC Shareholders by means of a news release disseminated on a newswire.

(c) Any URC Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.1 or of the Letter of Transmittal and Election Form, shall be treated as not having made the Exchangeable Share Election and shall not be entitled to exchange the URC Shares held by such URC Shareholder for Exchangeable Consideration Shares under the Arrangement and shall receive New ParentCo Consideration Shares in respect of such URC Shares in accordance with Section 2.4(e).

3.2 Tax Election.

Each beneficial owner of URC Shares who is an Eligible Holder, and who has made a valid Exchangeable Share Election (or for whom the registered holder has made a valid Exchangeable Share Election on such beneficial owner's behalf) to receive Exchangeable Consideration Shares for any of its URC Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax law), with respect to the transfer of its Exchangeable Elected Shares to ExchangeCo and the receipt of Exchangeable Consideration Shares in respect thereof by providing the Tax Election Package to ExchangeCo within seventy-five (75) days following the Effective Date, duly completed with the details of the number of Exchangeable Elected Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the Tax Election Package being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the relevant forms shall be signed by ExchangeCo and returned to such former beneficial owner of URC Shares within seventy-five (75) days after the receipt thereof by ExchangeCo for filing with the CRA (or the applicable Tax Authority) by such former beneficial owner. ExchangeCo shall not be responsible for the proper or accurate completion of the Tax Election Package and, except for ExchangeCo's obligation to return (within seventy-five (75) days after the receipt thereof by ExchangeCo) duly completed election forms which are received by ExchangeCo within seventy-five (75) days of the Effective Date, ExchangeCo shall not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of URC Shares to properly and accurately complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). ExchangeCo has no obligation to sign and return any Tax Election Packages received more than seventy-five (75) days following the Effective Date, other than in its sole and absolute discretion.

ARTICLE 4
EXCHANGE OF SHARES; URC SHARE CERTIFICATES; FRACTIONAL SHARES

4.1 Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares.

(a) On the Effective Date, ExchangeCo shall deliver or cause to be delivered to the Depositary the aggregate number of Exchangeable Consideration Shares to be delivered pursuant to Section 2.4(f), which Exchangeable Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, the Exchangeable Elected Shareholders for distribution to such Exchangeable Elected Shareholders in accordance with the provisions of this Article 4.

(b) Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any Exchangeable Elected Shares to be exchanged for Exchangeable Consideration Shares under the Arrangement and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Exchangeable

Elected Shares, such former holder of Exchangeable Elected Shares shall be entitled to receive in exchange therefor in respect of such Exchangeable Elected Shares, and the Depositary shall deliver to such Exchangeable Elected Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), the relevant number of Exchangeable Consideration Shares which such Exchangeable Elected Shareholder has the right to receive (together with any dividends payable in respect thereof pursuant to Section 4.7) and the certificate (if any) so surrendered shall forthwith be cancelled.

(c) Until surrendered as contemplated by this Section 4.1, any certificate which immediately prior to the Effective Time represented one or more outstanding Exchangeable Elected Shares shall be deemed at all times after the Effective Time to represent (in respect of the Exchangeable Elected Shares that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of Exchangeable Consideration Shares as contemplated by this Section 4.1 and certain ancillary rights receivable hereunder, and (ii) on the appropriate payment date, (A) any dividends with a record date after the Effective Time declared, paid or payable with respect to Exchangeable Shares as contemplated by Section 4.7 and (B) any dividends with a record date prior to the Effective Time declared, paid or payable with respect to URC Shares.

4.2 Exchange of URC Shares for New ParentCo Consideration Shares.

(a) On the Effective Date, New ParentCo shall deliver or cause to be delivered to the Depositary the aggregate number of New ParentCo Consideration Shares to be delivered pursuant to Section 2.4(e), which New ParentCo Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, such former URC Shareholders who shall receive New ParentCo Consideration Shares in connection with the Arrangement for distribution to such former URC Shareholders in accordance with the provisions of this Article 4.

(b) Upon delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of any URC Shares to be exchanged for New ParentCo Consideration Shares under the Arrangement and such other documents and instruments as the Depositary may reasonably require, and upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such URC Shares, such former holder of URC Shares shall be entitled to receive in exchange therefor in respect of such URC Shares, and the Depositary shall deliver to such former URC Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), the relevant number of New ParentCo Consideration Shares which such former URC Shareholder has the right to receive (together with any dividends with respect thereto pursuant to Section 4.7), and the certificate (if any) so surrendered shall forthwith be cancelled.

(c) Until surrendered as contemplated by this Section 4.2, any certificate which immediately prior to the Effective Time represented one or more outstanding URC Shares that were exchanged for the New ParentCo Consideration Shares under the Arrangement shall be deemed at all times after the Effective Time to represent (in respect of the URC Shares that were exchanged for New ParentCo Consideration Shares under the Arrangement that were represented by such certificate or that were uncertificated immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of New ParentCo Consideration Shares as contemplated by this Section 4.2, and (ii) on the appropriate payment date, (A) any dividends with a record date after the Effective Time declared, paid or payable with respect to New ParentCo Consideration Shares as contemplated by Section 4.7 and (B) any dividends with a record date prior to the Effective Time declared, paid or payable with respect to URC Shares.

4.3 Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding URC Shares that were transferred or exchanged, as applicable, pursuant to Section 2.4 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall (a) issue and deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement and (b) deliver any other amounts such holder is entitled to receive pursuant to Sections 4.4 and 4.7. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to URC, New ParentCo and the Depositary (acting reasonably) in such sum as URC or New ParentCo may direct, or

otherwise indemnify URC, ExchangeCo and New ParentCo in a manner satisfactory to New ParentCo, ExchangeCo and URC acting reasonably, against any claim that may be made against New ParentCo, ExchangeCo and URC with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 No Fractional Shares.

(a) In the event that a URC Shareholder is entitled to receive a fractional interest in a New ParentCo Consideration Share pursuant to Section 2.4(e), the number of New ParentCo Consideration Shares to be delivered to such URC Shareholder pursuant to Section 4.2 shall be rounded down to the nearest whole New ParentCo Consideration Share. No fractional New ParentCo Consideration Shares shall be issued and no cash or other consideration shall be paid in lieu thereof. Any entitlement to a fractional New ParentCo Consideration Share shall be cancelled and forfeited without compensation, and each URC Shareholder shall be deemed to have irrevocably waived, released and renounced any right or claim to receive such fractional interest or any cash or other consideration in respect thereof. No dividend, distribution, voting right or other right of a holder of New ParentCo Shares shall accrue or attach in respect of any such fractional interest.

(b) In the event that an Exchangeable Elected Shareholder is entitled to receive a fractional interest in an Exchangeable Consideration Share pursuant to Section 2.4(f), the number of Exchangeable Consideration Shares to be delivered to such Exchangeable Elected Shareholder pursuant to Section 4.1 shall be rounded down to the nearest whole Exchangeable Consideration Share. No fractional Exchangeable Consideration Shares shall be issued and no cash or other consideration shall be paid in lieu thereof. Any entitlement to a fractional Exchangeable Consideration Share shall be cancelled and forfeited without compensation, and each Exchangeable Elected Shareholder shall be deemed to have irrevocably waived, released and renounced any right or claim to receive such fractional interest or any cash or other consideration in respect thereof. No dividend, distribution, voting right or other right of a holder of Exchangeable Shares shall accrue or attach in respect of any such fractional interest.

4.5 No Liens.

Any exchange or transfer of URC Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6 Withholding Taxes.

New ParentCo, ExchangeCo, CallCo, URC and the Depositary shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under this Plan of Arrangement and from all consideration, dividends, interest or other amounts payable or distributed to any former URC Shareholder or former holder of URC Options such amounts as New ParentCo, ExchangeCo, CallCo, URC or the Depositary are required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that the amount so required to be deducted or withheld from any payment or delivery of consideration to a former URC Shareholder or former holder of URC Options is not satisfied in cash, New ParentCo, ExchangeCo, CallCo, URC and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration otherwise deliverable to such holder as is necessary to provide sufficient funds to enable compliance with such deduction or withholding requirement, and New ParentCo, ExchangeCo, CallCo, URC or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.7 Post-Effective Time Dividends and Distributions.

No dividends payable on or in respect of New ParentCo Consideration Shares or Exchangeable Consideration Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding URC Shares that were transferred pursuant to Section 2.4 in respect of which New ParentCo Consideration Shares or Exchangeable Consideration Shares were issued pursuant to the Arrangement. All dividends payable on or in respect of New ParentCo Consideration Shares or Exchangeable Consideration Shares held by the Depositary with a record date after the Effective Time shall be paid by New ParentCo or ExchangeCo as applicable to the Depositary and shall be held by the Depositary in trust for the former holders of URC Shares entitled to receive such New ParentCo Consideration Shares or Exchangeable Consideration Shares pursuant to the Arrangement, in each case until delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such URC Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any such certificate or certificates (or affidavit in accordance with Section 4.3) which,

immediately prior to the Effective Time, represented such URC Shares in accordance with Sections 4.1 or 4.2, as applicable, or until surrendered and/or forfeited in accordance with Section 4.8. Subject to applicable Laws, following the delivery to the Depositary of a duly completed Letter of Transmittal and Election Form in respect of such URC Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates (or affidavit in accordance with Section 4.3) which, immediately prior to the Effective Time, represented such URC Shares, in accordance with Sections 4.1 or 4.2, as applicable, the Depositary shall pay to the applicable former holder of URC Shares, without interest, the amount of dividends with a record date after the Effective Time theretofore paid with respect to such New ParentCo Consideration Shares or Exchangeable Consideration Shares to which such holder is entitled pursuant to the Arrangement.

4.8 Limitation and Proscription.

To the extent that a former URC Shareholder shall not have complied with the provisions of Sections 4.1 and 4.2 on or before the date that is three (3) years after the Effective Date (the "**final proscription date**"), then the Consideration that such former URC Shareholder was entitled to receive shall be deemed to have been surrendered to ExchangeCo (in the case of the Exchangeable Consideration Shares) and New ParentCo (in the case of New ParentCo Consideration Shares) in each case for cancellation for no consideration and shall be delivered to ExchangeCo or New ParentCo, as applicable, by the Depositary and the interest of the former URC Shareholder in such Consideration (and any dividend referred to in Section 4.7) to which it was entitled shall be terminated as of the final proscription date, and the certificates formerly representing URC Shares, if any, shall cease to represent a right or claim of any kind or nature as of the final proscription date. The right of any URC Shareholder to receive the Consideration for URC Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to ExchangeCo. For greater certainty, no former URC Shareholder shall have any right, claim or interest of any kind or nature whatsoever in respect of URC Shares from and after the final proscription date, including, any entitlement to receive any Consideration for any reason, or any entitlement to dividends on or in respect of URC Shares or the Consideration, and in accordance with this Section 4.8 all such rights and interests of former URC Shareholders shall be deemed to have been surrendered to New ParentCo or ExchangeCo, as applicable, and forfeited by such former URC Shareholders for no consideration as of the final proscription date.

ARTICLE 5
DISSENT RIGHTS

5.1 Dissent Rights.

(a) In connection with the Arrangement, registered URC Shareholders as at the record date for the URC Meeting may exercise Dissent Rights with respect to URC Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by URC not later than 5:00 p.m. two (2) days (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) immediately preceding the date of the URC Meeting (as such meeting may be adjourned or postponed from time to time). Registered URC Shareholders who exercise such Dissent Rights and who:

(i) are ultimately determined to be entitled to be paid fair value for their Dissenting URC Shares (A) shall be deemed not to have participated in the transactions in Section 2.4 (other than Section 2.4(d)), (B) shall be paid an amount equal to such fair value by CallCo which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted and (C) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such URC Shareholders not exercised their Dissent Rights in respect of such URC Shares and such URC Shareholders shall be deemed to have transferred their Dissenting URC Shares to URC pursuant to Section 2.4(d), or

(ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting URC Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of URC Shares and shall be entitled to receive only the New ParentCo Consideration Shares pursuant to Section 2.4(e) and other rights as set out in Article 4 that such URC Shareholder would have received pursuant to the Arrangement if such URC Shareholder had not exercised Dissent Rights and did not make a valid Exchangeable Share Election, but further provided that in no case shall URC, New ParentCo, ExchangeCo, CallCo or any other Person be required to recognize

URC Shareholders who exercise Dissent Rights as URC Shareholders after the Effective Time, and the names of such URC Shareholders who exercise Dissent Rights shall be removed from the registers of URC Shares at the Effective Time.

(b) For greater certainty, in addition to any other restrictions in the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (a) any holder of URC Options; (b) any Person (including any beneficial owner of URC Shares) who is not a registered holder of URC Shares; and (c) any URC Shareholder who votes or has instructed a proxyholder to vote its URC Shares in favour of the Arrangement Resolution.

ARTICLE 6
AMENDMENT

6.1 Amendment of this Plan of Arrangement.

(a) URC and the Sweetwater Investors reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by the Sweetwater Investors and URC in writing; (ii) if made following the URC Meeting, approved by the Court; and (iii) communicated to URC Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by URC and the Sweetwater Investors, may be proposed by URC or the Sweetwater Investors at any time prior to or at the URC Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the URC Shareholders shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the URC Meeting shall be effective only: (i) if it is consented to by URC and the Sweetwater Investors (each acting reasonably); and (ii) if required by the Court or applicable Law, it is consented to by some or all of the URC Shareholders voting in the manner directed by the Court.

(d) This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by the Sweetwater Investors and URC, provided that it concerns a matter that, in the reasonable opinion of the Sweetwater Investors and URC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any URC Shareholders or holders of URC Options.

ARTICLE 7
TERMINATION

7.1 Termination.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section **8.2** of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Arrangement Agreement.

ARTICLE 8
U.S. SECURITIES LAWS

8.1 U.S. Securities Laws.

URC and the Sweetwater Investors intend that the issuance of the Exchangeable Consideration Shares and the New ParentCo Consideration Shares under this Plan of Arrangement and the exchange of URC Options for URC Replacement Options under this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof, and each of URC and the Sweetwater Investors shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.

ARTICLE 9
CALL RIGHTS

9.1 Call Rights.

Each of New ParentCo and CallCo shall be entitled to exercise certain call rights in accordance with the terms of the Exchangeable Share Provisions and the Voting and Exchange Trust Agreement.

ARTICLE 10
FURTHER ASSURANCES

10.1 Further Assurances.

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of URC and the Sweetwater Investors will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

10.2 Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all URC Shares and URC Options issued prior to the Effective Time; (b) the rights and obligations of the registered and beneficial holders of URC Shares, the holders of URC Options, URC, New ParentCo, ExchangeCo, CallCo, the Depositary, the Trustee, and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any URC Shares and URC Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX "B" ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(i) The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") of Uranium Royalty Corp. (the "**Corporation**"), as more particularly described and set forth in the management proxy circular of the Corporation (the "**Circular**") dated June 19, 2026 accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated April 16, 2026 among the Orion Sellers (as such term is defined in the Arrangement Agreement), HRG Metals LP and the Corporation (as it may from time to time be amended, modified or supplemented, the "**Arrangement Agreement**"), is hereby authorized, approved and adopted.

(ii) The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the "**Plan of Arrangement**"), the full text of which is set out in "*Appendix "A" – Plan of Arrangement*" to the Circular, is hereby authorized, approved and adopted.

(iii) The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, and causing the Corporation to perform its obligations thereunder, as well as the Corporation's application for an interim order from the Supreme Court of British Columbia, are hereby ratified and approved.

(iv) The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(v) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(vi) Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(vii) Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

APPENDIX "C" PARADIGM FAIRNESS OPINION

See attached.

April 15, 2026

Special Committee to the Board of Directors
Uranium Royalty Corp.
1188 West Georgia Street,
Vancouver, BC
V6E 4A2

Paradigm Capital Inc. ("**Paradigm**", "**we**" or "**us**") understands that Uranium Royalty Corp. ("**URC**" or the "**Company**") intends to enter into an arrangement agreement (the "**Arrangement Agreement**") with certain affiliated entities of Orion Resource Partners (USA) LP (the "**Orion Sellers**") and Ontario Teachers' Pension Plan ("**OTPP**", and together with Orion Sellers, the "**Sweetwater Investors**"), pursuant to which URC will combine with entities owning a 92% interest in Sweetwater Royalties ("**Sweetwater**") holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States. The transaction will be effected by way of a statutory plan of arrangement (the "**Arrangement**") under the *Canada Business Corporations Act* (the "**CBCA**") and will result in the combination of the Company and the Sweetwater Entities under a newly formed parent company ("**New URC**"), which will apply to have its shares of common stock ("**New URC Shares**") listed on the NASDAQ Capital Market. Under the terms of the Arrangement Agreement holders of common shares of URC ("**URC Share**") will receive one New URC Share for each URC share held (the "**Consideration**").

The Arrangement implies a 100% enterprise value for Sweetwater of approximately US$1.9 billion and an attributable equity value to be acquired by URC of approximately US$1.1 billion (the "**Purchase Consideration**"). The Purchase Consideration is comprised of the following:

i) $330 million in cash; and
ii) 223,252,749 New URC Shares (the "**Share Consideration**") at a deemed value of US$3.64 per share, subject to adjustment under the Arrangement Agreement.

Paradigm further understands that the Arrangement is subject to, among other things, approval by URC shareholders (66 2/3%), requisite court approval, applicable regulatory approvals, and other customary closing conditions. A shareholder meeting is expected to occur on or about July 2026 with closing thereafter subject to regulatory approvals and satisfaction of other closing conditions.

A special committee of the Board of Directors (the "**Board**"), composed of independent directors (the "**Special Committee**"), has retained Paradigm, on a fixed fee basis, to provide its opinion as to the fairness to the Company (the "**Opinion**"), from a financial point of view, of (i) the Purchase Consideration to be paid to the Sweetwater Investors and (ii) the Consideration to be received by URC shareholders. Paradigm has not been asked to prepare a formal valuation of URC or Sweetwater, and the Opinion should not be construed as such.

Unless otherwise noted, all dollar values stated in the Opinion are denominated in United States dollars.

Paradigm Capital Engagement and Background

Paradigm was formally engaged to provide the Opinion to the Special Committee in connection with the Arrangement (the "**Engagement Agreement**") on March 18, 2026.

Subject to the terms of the Engagement Agreement, Paradigm understands that this Opinion and its conclusion may be filed publicly with securities commissions or similar regulatory authorities, and the Opinion and its conclusions may be included or referred to in press releases and/or other publicly filed documents. Paradigm consents to the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in

the Circular, and to the filing thereof by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada.

Credentials and Independence of Paradigm Capital

Paradigm is an independent Canadian investment banking firm with a sales, trading, research and corporate finance focus, providing services for institutional investors and corporations. Paradigm was founded in 1999 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and the Canadian Investment Regulatory Organization ("**CIRO**"). Paradigm has participated in many transactions involving both public and private companies.

The Opinion expressed herein represents that of Paradigm, and the form and content hereof has been approved for release by a committee of directors and other professionals of Paradigm, each of whom is experienced in mergers, acquisitions, business combinations, divestitures, valuation and fairness opinion matters.

None of Paradigm nor any of its associated or affiliated entities is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) or holds any material number of securities of the Company, Sweetwater, or any of their respective associates or affiliates. Paradigm is not an advisor to any person or company other than to the Company with respect to the Arrangement. Paradigm has not previously provided any financial advisory services to the Company, the Sweetwater Investors, or any of their respective associates or affiliates for which it has received compensation in the past twenty-four months.

Paradigm may, in the ordinary course of its business, provide financial advisory or investment banking services to the Company or the Sweetwater Investors from time to time. Additionally, in the ordinary course of its business, Paradigm may actively trade common shares and other securities of the Company for its own account and for its client accounts, and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Paradigm conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Arrangement, when disclosed.

Scope of the Review

During preparation of the following analysis, Paradigm reviewed and relied upon the following:

a) URC's Annual Information Form and other public filings available on SEDAR+ as deemed relevant by Paradigm;
b) Sweetwater's financial statements from 2020 – 2024 (audited for 2024), and draft 2025 financials;
c) Non-Binding Indication of Interest executed on January 29, 2026 between Orion Sellers and URC;
d) Comparable publicly traded peer companies' disclosures;
e) Institutional equity research reports on the Company and its publicly traded peers;
f) Comparable precedent transactions and their relevant disclosures;
g) Certain internal financial information and other non-public disclosure requested by Paradigm provided by management of the Company and National Bank Capital Markets in its capacity as financial advisor to the Company; in a data room or at the request of Paradigm by or on behalf of the Company;
h) Soda ash market research reports prepared by Chemical Market Analytics ("**CMA**"), together with other publicly available market research materials;
i) Discussions with the Company's management team and National Bank Capital Markets in its capacity as financial advisor to the Company;
j) Discussions with the Sweetwater management team and Rothschild & Co in its capacity as financial advisor to Sweetwater;
k) Discussions with the Soda Ash market experts to discuss key assumptions on pricing;

l) Financial Model prepared for or on behalf of URC and Sweetwater;
m) Financial analyses and valuation models prepared by Paradigm in connection with the Arrangement;
n) Sweetwater non-trona land appraisals prepared by Mountainwest Valuations, LLC dated April 2022 and May 2022;
o) Drafts of the investors rights agreement, plan of arrangement, and Arrangement Agreement;
p) Draft press release announcing the Arrangement and investor presentation; and
q) Such other information, documentation, analysis, and discussions that we consider relevant in the circumstances.

Paradigm has not, to the best of its knowledge, been denied access by the Company, the Sweetwater Investors, or their respective advisors to any information requested. Paradigm did not meet with the auditors of Sweetwater or the Company and has assumed the accuracy and fair presentation of the audited consolidated financial statements and the reports of the auditors thereon.

Prior Valuations

Senior Officers of the Company, have represented to Paradigm that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material-non independent appraisals or valuations relating to the URC or, to the knowledge of such Senior Officers of the Company, Sweetwater or any of their respective subsidiaries, material assets or liabilities that have been prepared in the 24 months preceding the date hereof and which have not been provided to Paradigm.

Assumptions and Limitations

With the approval of the Board and as provided in the Engagement Agreement, Paradigm has relied upon the Information (as hereinafter defined) without independent verification. We have assumed that this Information was complete, accurate and fairly presented as of the date thereof, and no necessary or material facts were omitted that may make the information misleading. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment and except as expressly described herein, we have not conducted any independent investigation to verify the completeness or accuracy of such Information. The Opinion is conditional upon such completeness and accuracy of the Information.

With respect to any financial and operating forecasts, projections, financial models, estimates and/or budgets provided to Paradigm and used in the analyses supporting the Opinion, Paradigm has noted that projecting future results of any business is inherently subject to uncertainty. Paradigm has assumed that such forecasts, projections, financial models, estimates and/or budgets were reasonably prepared consistent with industry and past practices on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of the Company and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Opinion, Paradigm expresses no view as to the reasonableness of such forecasts, projections, financial models, estimates and/or budgets or the assumptions on which they are based. Furthermore, Paradigm has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Company.

The Opinion is rendered as of April 15, 2026 and is based on the securities markets, economic, financial and general business conditions prevailing as of the date of the Opinion and the conditions and prospects, financial and otherwise, of URC as they were reflected in the Information reviewed by us and as they have been represented to us in discussions with management of the Company. The analyses contained in this Opinion and any conclusions drawn from such analyses are valid only as of the date hereof. In its analysis and in preparing the Opinion, Paradigm has made a number of assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Paradigm, the Company, Sweetwater, and any other party involved in the Arrangement.

We have assumed that all governmental, regulatory and other consents, approvals, waivers and agreements required for the completion of the Arrangement have been or will be obtained and that no delays, limitations,

restrictions, terms, conditions or other actions, including any divestiture or other requirements, will be imposed or occur that could have an adverse effect on the Company, Sweetwater or the Arrangement or that could reasonably be expected to be meaningful to our analysis or this Opinion. We have also assumed that the Arrangement will be completed in accordance with the Arrangement Agreement and in compliance with all applicable laws and other requirements, that the representations of the parties contained in the Arrangement Agreement are, and as of closing will be, true and correct, and that each of the parties will perform all covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to closing are satisfied without modification, waiver or amendment.

The Opinion is not and should not be construed as advice as to the price at which the Shares may trade at any future date and should not be construed as a recommendation to vote in favor of the Arrangement. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any other transaction involving the Company or the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities. The Opinion is limited to the fairness to the Company, from a financial point of view, of (i) the Purchase Consideration to be paid by the Company to the Sweetwater Investors and (ii) the Consideration to be received by URC shareholders and not the strategic or legal merits of the Arrangement. The Opinion does not provide assurance that the best possible price or transaction was obtained. Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

Paradigm is not a legal, tax, or accounting expert and expresses no opinion concerning any legal, tax, or accounting matters concerning the Arrangement or the sufficiency of the Opinion for the Board's purposes.

Description of URC

Based on information provided to us and as set out in public filings, we understand that URC is the world's only uranium-focused royalty and streaming company. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company's management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Description of Sweetwater

Sweetwater is a privately held land and mineral royalty company that owns one of the largest private land and mineral estates in the United States. Sweetwater owns approximately 4.5 million mineral acres and approximately 850,000 fee surface acres in Wyoming, Utah and Colorado (the "Land Grant"). Sweetwater's vast surface and mineral estates underpin a royalty platform of large-scale soda ash royalties and a broad mix of long-term development opportunities. Sweetwater is primarily owned by Orion Sellers and OTPP.

Opinions of Financial Advisors

In preparing this Opinion, Paradigm performed a variety of financial and comparative analyses, including those described below. The summary of Paradigm's analyses described below is not a complete description of the analyses underlying this Opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses, and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In forming the Opinion, Paradigm made qualitative judgements as to the significance and relevance of each analysis and factor that it considered. Accordingly, Paradigm believes that its analyses must be considered as a whole, and that selecting portions of its analyses and factors, without considering all analyses and factors, including the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and this Opinion.

In its analyses, Paradigm considered industry performance, general business, economic, market, political and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in Paradigm's analyses as a comparison is identical to the Company or the Arrangement, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgements concerning financial and operating characteristics and other factors that could affect the acquisition of the Sweetwater interest, public trading of the Company or other values of the companies, business segments or the Arrangement being analyzed. The estimates contained in Paradigm's analyses, and the ranges of values resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Paradigm's analyses and estimates are inherently subject to substantial uncertainty and the Opinion is conditional upon the correctness of all of the assumptions indicated herein. This Opinion should be read in its entirety.

Background to the Arrangement

Initial discussions regarding the Arrangement began in the fall of 2025. Although the Arrangement terms were broadly negotiated, discussions were paused in November due to market conditions. The negotiations focused on the structure of the Purchase Consideration.

Market conditions improved in January, and discussions resumed. Arrangement details were largely finalized by mid-March. However, the structure continued to include a significant public equity component, and market conditions deteriorated due to the conflict in the Middle East. In mid-April, the share component of the Arrangement was increased to eliminate the public equity risk. The parties have agreed that, in certain circumstances, URC may pursue an equity financing prior to close to increase the cash portion and reduce the equity portion of the Purchase Consideration.

Figure 1 – Trading History of Uranium Royalty Shares

		TSX Price (C$)		Volume[(1)]
		Low	High	
2025	January	$3.20	$3.83	48,069,943
	February	$2.90	$3.53	43,947,937
	March	$2.30	$2.82	64,046,264
	April	$2.00	$2.62	73,878,448
	May	$2.50	$3.34	82,336,478
	June	$2.98	$3.45	91,609,393
	July	$3.17	$4.25	74,889,701
	August	$3.47	$4.32	58,298,562
	September	$4.33	$6.31	74,469,912
	October	$5.32	$6.88	152,683,483
	November	$4.70	$5.92	61,748,780
	December	$4.76	$5.63	43,562,778
2026	January	$5.31	$7.39	84,832,756
	February	$5.14	$6.42	58,128,918
	March	$4.55	$5.95	66,725,099
	April	$4.92	$5.40	17,800,307

(1) Combined volume of URC shares listed on the TSX and Nasdaq

Fairness Methodology

The primary methodologies employed by Paradigm in evaluating URC and Sweetwater consisted of a discounted cash flow analysis (the "**DCF Approach**"), an analysis of comparable trading multiples (the "**Comparable Companies Approach**"), and an analysis of precedent transaction multiples (the "**Precedent Transaction Approach**"). The primary basis for both the Comparable Companies Approach and the Precedent Transaction Approach is the net asset value (the "**NAV**") calculated independently by Paradigm, with a secondary basis

consisting of EBITDA figures from historical 2025 and forward 2026 and 2027 periods. All of these approaches are discussed in detail below. In the context of the Opinion, Paradigm has considered the DCF Approach as the principal financial analytical methodology.

The implied enterprise value determined for the Sweetwater under each of the methodologies was adjusted for the debt, the minority interest and other items to arrive at a range of implied equity value for Sweetwater. References in the following analysis to enterprise value and equity value reflect 100% of Sweetwater, not the 92% Sweetwater Interest.

In approaching our analysis, we look at the Sweetwater business in different segments:

- Existing producing operations, or "Production Ops": royalty cash flows related to actively producing operations with long, stable production histories and decades of remaining reserves.
- Brownfield expansion opportunities, or "Brownfield": royalty cash flows related to near-term, 2 to 6 years, development opportunities that require minimal capital expenditure to bring online.
- Greenfield development opportunities, or "Greenfield": royalty cash flows related to longer-term, greater than 10 years, development opportunities that may require capital investment to bring online.
- Renewable energy opportunities, or "Renewables": royalty streams associated with the development of renewable energy projects on the Sweetwater lands. Agreements are in place with partners to pursue renewable developments, however there are no firm power offtake contracts in place and construction has not commenced on these potential projects.
- Non-Trona land: the significant surface land package owned by Sweetwater outside of the trona-related acreage, which has potential value from alternative uses such as agriculture or development.

Our approach to evaluating the Consideration to be received by URC shareholders is based on an NAV analysis of the URC Shares and the New URC Shares (the "**NAV Accretion Approach**"). This analysis reflects the impact of the addition of Sweetwater and the significantly higher shares outstanding in New URC as a result of the New URC Shares issued to the Sweetwater Investors.

The NAV for URC includes:

(i) the uranium royalties;
(ii) physical uranium holdings;
(iii) cash-on-hand; and
(iv) short-term equity investments.

The NAV for New URC includes:

(i) the uranium royalties;
(ii) the Sweetwater royalties (trona royalties, renewables royalties, non-trona land, and unrestricted cash); and
(iii) pro-forma cash on hand at New URC.

Note: URC's physical uranium holdings, existing cash-on-hand and short-term equity investments are utilized to fund the cash portion of the Purchase Consideration.

Fairness Considerations

DCF Approach

Paradigm's DCF Approach involved the development of a 60-year forecast of cash flows to the Company. Paradigm developed a detailed forecast ("Paradigm Forecast") which included assumptions regarding macroeconomic conditions, market specific conditions, and Company specific factors. Assumptions were developed through an independent analysis of historical performance, discussions with Management and

industry experts on the future outlook of each distinct market, and an analysis of underlying economic factors of such markets. Paradigm also reviewed and evaluated in detail the Sweetwater's Long-Term Forecast compiled by Sweetwater Management.

The DCF Approach developed cash flows forecasts for each segment of the business: Production Ops, Brownfield, Greenfield, and Renewables. The key drivers to the royalty cash flows for each segment are (i) annual production volumes, and (ii) soda ash pricing. There are very little costs associated with Sweetwater's business and no exposure to the operating costs of the underlying operations. We note that given the limited operating costs in Sweetwater and the limited business overlap, no synergies or cost savings were considered in our analysis.

After analysis of the soda ash market including considering demand factors, supply factors and long-term trends and discussions with industry experts, Paradigm arrived at a long-term price deck assumption. Our price assumptions assume that soda ash prices return to an equilibrium price of ~$200/MT by 2036. From 2036 forward we grow soda ash prices at 1.5% per annum through the life of the model.

Our production assumptions are also based on our analysis of the soda ash market and review of the existing and potential production opportunities on the Sweetwater lands. The Production Ops are the low-cost provider of soda ash in North America. We view these as baseline production and expect that they operate at full capacity for the life of the model. There is also annual volatility in the cash flow from the Production Ops given the "checkered board" ownership of the land (i.e. that is portions of the land are federally owned and portions are Sweetwater owned, in a checkered board pattern). In any given year, more production may come from government land or Sweetwater land, and this split is referred to as the attributable production to Sweetwater. While this varies over time, we assume in our forecast, based on past results, that attributable production will be 50%. We discount the Production Ops cash flows at a 7.5% weighted average cost of capital (the "**WACC**") which reflects the cost of equity and debt at an optimal capital structure for the business (25.0% debt in capital structure).

Due to Sweetwater accounting for approximately 90% of global natural trona reserves, we recognize the circular nature of the production volumes and pricing. Through our analysis and research, we arrived at the view that Sweetwater's production, capacity, and growth assumptions are reasonable, though brownfield expansion and greenfield developments have a degree of uncertainty on timing driven by market supply and demand dynamics. Paradigm's methodology to account for development risk of Brownfield and Greenfield development opportunities is to increase the WACC used to discount the cash flows from these projects with no debt in the capital structure.

The additional growth in production in the Paradigm Forecast comes from the Brownfield and Greenfield developments coming online. In the Paradigm Forecast, the Brownfield and Greenfield projects come online based on the timeline in management's model. To reflect that there is risk on the timing of these projects, we use a modestly higher WACC of 12.5% for the Brownfield cash flows and a significantly higher WACC of 22.5% for the Greenfield cash flows.

Similar to the Greenfield cash flows, we apply a high WACC at 22.5% to the Renewables cash flows with no debt in the capital structure to reflect the uncertainty regarding the timing and size of these cash flows.

The following table provides a summary of the production volumes and soda ash pricing used in the Paradigm Forecast.

Figure 2 – Pricing and Production Summary

	Units	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E - 2087E
Benchmark Pricing												
Soda Ash Pricing	(US$/t)	$143	$119	$139	$147	$161	$157	$163	$184	$191	$194	$198 - $429
Soda Ash Attributable Production												
Production Ops	(mt)	5.0	6.6	6.8	6.9	6.9	6.8	6.9	6.9	6.9	6.9	364.2
Brownfield	(mt)	-	-	0.1	1.2	2.0	3.9	5.1	6.9	8.2	9.0	427.3
Greenfield	(mt)	-	-	-	-	-	-	-	-	-	-	302.3

The following chart shows the cumulative discounted value of the various cash flow streams from the Paradigm Forecast. The majority of the value is in the dark blue bars representing the Production Ops, followed by the Brownfield and only minimal value is attributable to the Greenfield and Renewables. The following chart also includes the Non-Trona Land which are included at a 30% discount to recent appraisals of these lands.

Figure 3 - Cumulative DCF Value Profile


Non-Trona Land
Production Ops (7.5% WACC)
Brownfield (12.5% WACC)
Greenfield (22.5% WACC)
Renewables (22.5% WACC)
$2.5B
$2.0B
$1.5B
$1.0B
$0.5B
$0.0B
2020
2030
2040
2050
2060
2070
2080

DCF calculations across Production Ops, Brownfield, Greenfield, and Renewables indicate an intrinsic value band under varying WACC and price and operating scenario assumptions, supporting a selected DCF valuation range from the DCF Approach of $1.9B to $2.3B. The cumulative discounted value curve demonstrates that most of the asset's value is generated in the earlier decades through Production Ops and Brownfield assets.

The table below outlines the sensitivity of the DCF to key assumptions. The sensitivity analysis is driven from the midpoint of the DCF Approach. The DCF Approach is most sensitive to changes in the production profile, changes to the soda ash price assumptions, and changes to the WACC. This highlights the simplicity of the Sweetwater business model, where revenue and cash flow are fundamentally a function of production and price.

The production volume can change for various reasons. There is a demand side risk on volume that risk demand does not develop to support the Brownfield operations coming on as expected and there is the variability risk that could occur from the split of mining on federal and Sweetwater land. The sensitivity analysis looks at a delay in the Brownfields coming online and the impact of a change in the attributable production assumption.

The model is sensitive to soda ash pricing both in the near-term recovery assumption and the long-term growth assumption. The sensitivity below looks at the impact of change in the soda ash pricing over the full life of the model.

As with all DCF models, the DCF Approach is sensitive to the selected WACC used to discount the cash flows in the model. The sensitivity analysis looks at the impact of changing the various WACCs used to discount the different cash flow streams by a fixed amount.

Figure 4 - DCF Sensitivity Profile

Variable	Range	EV Impact from DCF Midpoint
Brownfield Expansion Timing	Five-year delay to the start up of all brownfield expansion projects	(11%)
Attributable Production	±5.0% to the long-term attributable trona production assumption	(8%) 8%
WACC	±0.5% to the 7.5% production ops, 12.5% brownfield expansions, 22.5% greenfield soda ash projects, and 22.5% renewable energy projects WACC	(6%) 7%
Soda Ash Price Growth	CMA price forecast up to 2036 when realized price is expected to reach $200/MT ±0.5% to the base case annual price increase thereafter	(3%) 3%
Non-Trona Land Valuation Discount	±10.0% to the 70% of appraised value base case	(1%) 1%
Wind Power Price Growth & Utilization Rate	±0.5% to the base case annual price increase ±480 hours to base case wind power utilization hours per year	(0%) 0%
Solar Power Price Growth & Utilization Rate	±0.5% to the base case annual price increase ±400 hours to base case solar power utilization hours per year	(0%) 0%

Comparable Company Approach

Paradigm has reviewed P/NAV and EV/EBITDA multiples of publicly traded mineral royalty companies. P/NAV was used as our primary approach and EV/EBITDA was used as a secondary approach due to the variation in the development / production status of the projects underlying the royalty holdings within each company. Mineral royalty peers reviewed include:

- Altius Minerals
- Deterra Royalties
- Ecora Royalties
- Elemental Royalty
- Gold Royalty
- Labrador Iron Ore
- Metalla Royalty
- OR Royalties
- Triple Flag
- Versamet Royalties
- Vox Royalty

In its analysis, Paradigm observed moderately dispersed P to NAV multiples and a wider spread in EV to EBITDA valuations, driven by differences in portfolio maturity, production weighting, and commodity mix. Following a review of the features of the underlying comparables, Paradigm selected a P/NAV range of 1.00x to 1.20x, EV/CY EBITDA range of 17.0x to 23.0x and EV/CY+1 EBITDA range of 13.0x to 19.0x.

Paradigm independently arrived at an NAV range based on a range of observable multiples and our range of commodity price and production volume assumptions.

Figure 5 – NAV Summary

	Price Growth and Production		
NAV Summary (US$B)	Low	Base	High
Total Project NAV	**$2.4**	**$2.5**	**$2.5**
Net of Corporate Adjustments	**$1.7**	**$1.8**	**$1.8**
Assumed Debt	($0.6)	($0.6)	($0.6)
Corporate NAV	**$1.1**	**$1.1**	**$1.2**
P / NAV Multiple	1.00x	1.10x	1.20x
Equity Value	**$1.1**	**$1.2**	**$1.4**
Assumed Debt	$0.6	$0.6	$0.6
Enterprise Value	**$1.7**	**$1.9**	**$2.0**

Based on the observable P/NAV multiples from the universe of public royalty companies we arrived at an implied value range of $1.7B – $2.0B, while the observable EBITDA multiples implied a value range of $1.5B – $1.9B.

Due to there being few comparable industrial material mining royalty businesses, Paradigm has placed limited weight on the Comparable Company Approach in considering fairness. Paradigm would also note that this methodology does not reflect the control premium that is typically paid in an acquisition of a similar arrangement.

Precedent Transaction Approach

Paradigm has reviewed P/NAV and EV/LTM EBITDA for selected mining royalty transactions that occurred between January 2021 to April 2026.

The list of relevant transactions reviewed in the royalties space are:

- Altius Minerals acquisition of Lithium Royalty
- Royal Gold acquisition of Sandstorm Gold
- Deterra Royalties acquisition of Trident Royalties
- Metalla Royalty acquisition of Nova Royalty
- Triple Flag acquisition of Maverix Metals
- Royal Gold acquisition of Great Bear Royalties
- Sandstorm Gold acquisition of Nomad Royalty
- Gold Royalty acquisition of Ely Gold Royalties

Following a review of the features of the underlying precedent transactions, Paradigm selected P / NAV range of 0.90x – 1.10x and EV / LTM EBITDA range of 32.0x – 38.0x.

Based on the observable P/NAV multiples from the selected transactions, Paradigm arrived at an implied value range of $1.7B – $2.0B, while the observable EBITDA multiples implied a value range of $2.0B – $2.4B.

Due to there being few precedent transactions in the industrial material mining royalty industry, Paradigm has placed limited weight on the Precedent Transaction Approach in considering fairness.

NAV Accretion Approach

The mid-point of our NAV range for URC Shares is $3.02 and the mid-point of our NAV range for New URC Shares is $3.38 implying a value accretion of 12% from the transaction.

Figure 6 – NAV Accretion

	Units	URC	New URC
Corporate NAV	**US$B**	**$0.4**	**$1.3**
Shares	M	146	382
NAV/Share	US$/Share	$3.02	$3.38
Accretion per Share	**%**		**12%**

Other Considerations

Paradigm has considered a number of other factors in arriving at the Opinion, including:

Scale and Market Visibility

The Arrangement delivers meaningful incremental scale, which is a key driver of institutional investor interest, trading liquidity, and valuation multiples. While the Arrangement structure does not immediately expand public float, the Sweetwater Investors have expressed an intention to reduce their ownership over time, which is expected to naturally increase float and improve trading dynamics. Over the medium term, this creates a clearer pathway toward index eligibility, broader research coverage, and deeper institutional participation.

Long Term Cash Flows to Support Royalty Growth

Although the Arrangement reduces URC's near-term exposure to uranium price upside, it introduces stable and recurring annual cash flows. Management has indicated that these cash flows are expected to be reinvested into uranium royalty acquisitions, positioning URC to capitalize on emerging opportunities without reliance on dilutive equity financings. This structure enhances URC's ability to deploy capital counter cyclically and strengthens its long-term royalty growth strategy.

Impact on URC Net Asset Value

URC equity is being issued to the Sweetwater Investors at a price of C$5.00 per share, independent of prevailing market prices. As this issuance price is in line with URC's current NAV, the Arrangement is expected to be accretive.

Strategic Land Position and Embedded Optionality

Sweetwater contributes a large and diversified land package that includes several long-dated assets which do not currently generate EBITDA. These assets include renewable development opportunities, greenfield trona potential, and non-trona land with future development value. While these assets do not contribute to near-term financial performance, they provide material long-term optionality and potential upside that is not reflected in current financial performance.

Shareholder Composition

Following completion of the Arrangement, URC will have three significant shareholders, consisting of Orion Sellers at ~43%, OTPP at ~16%, and UEC at ~8%. The market could perceive one or more of these shareholders as non-long-term shareholders, which may create a perceived overhang notwithstanding the initial lock-up arrangements. It is in the interest of all parties to manage an orderly reduction of those ownership positions over time and could be beneficial to trading liquidity.

U.S. Domicile and Market Positioning
The transition to a U.S. domiciled entity is expected to be a net positive as it provides URC exposure to a larger pool of capital. Potential adverse tax implications for certain shareholders have been mitigated through the use of an exchangeable share structure.

Conclusion

Based upon and subject to the foregoing and such other factors as Paradigm considered relevant, Paradigm is of the opinion that, as of the date hereof, the Purchase Consideration payable to the Sweetwater Investors in connection with the Arrangement is fair, from a financial point of view, to URC.

Based upon and subject to the foregoing and such other factors as Paradigm considered relevant, Paradigm is of the opinion that, as of the date hereof, the Consideration to be received by Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to Shareholders.

Sincerely,

Paradigm Capital Inc.

PARADIGM CAPITAL INC.

APPENDIX "D" INTERIM ORDER

See attached.

No. S-264552
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985,c. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
URANIUM ROYALTY CORP., CERTAIN AFFILIATED ENTITIES OF ORION RESOURCE PARTNERS (USA) LP, AND HRG METALS LP

URANIUM ROYALTY CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE Associate Judge ROBERTSON	)))	06/19/2026

ON THE APPLICATION of the Petitioner, Uranium Royalty Corp. ("**URC**" or the "**Company**") for an Interim Order pursuant to its Petition filed on June 17, 2026.

☒ without notice coming on for hearing at Vancouver, British Columbia on June 19, 2026 and on hearing Sean Boyle, counsel to URC and upon reading the Petition herein, the Affidavit #1 of Andrew Marshall affirmed on June 17, 2026 filed herein, and upon being advised that it is the intention of URC to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "**1933 Act**") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of URC issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting of

Shareholders and Management Information Circular (the "**Circular**") attached as Exhibit "A" to the Affidavit #1 of Andrew Marshall affirmed on June 17, 2026 (the "**Marshall Affidavit**").

SPECIAL MEETING

2. Pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as amended (the "**CBCA**"), URC is authorized and directed to call, hold and conduct a special meeting (the "**URC Meeting**") of the holders of common shares (the "**URC Shareholders**") in the capital of URC to be held at 9:00 a.m. (Vancouver time) on July 20, 2026 at the office of Sangra Moller LLP at 2200-1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and described in the Circular, to:

(a) consider and, if thought advisable, to pass a special resolution (the "**Arrangement Resolution**") to approve an arrangement (the "**Arrangement**") involving URC, its Shareholders and certain affiliated entities of Orion Resource Partners (USA) LP (the "**Orion Sellers**") and HRG Metals LP ("**HRG**", collectively with the Orion Sellers, the "**Sweetwater Investors**") that own an approximately 92% interest in certain entities (collectively, the "**Sweetwater Entities**"), as more particularly described in the plan of arrangement ("**Plan of Arrangement**") substantially in the form attached as Appendix A to the Circular; and

(b) transact such other business as may properly come before the URC Meeting or any adjournment thereof.

3. The URC Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the articles of URC, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the URC Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. URC, if it deems advisable, is specifically authorized to adjourn or postpone the URC Meeting on one or more occasions, without the necessity of first convening the URC Meeting or first obtaining any vote of the URC Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by

notice sent to URC Shareholders by one of the methods specified in paragraphs 9 and 10 of this Interim Order.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the URC Meeting.

AMENDMENTS

6. Prior to the URC Meeting, URC is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the URC Shareholders, and the Arrangement and the Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the URC Meeting, and the subject of the Arrangement Resolution. After the URC meeting, URC is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, provided that such amendments, revisions or supplements are communicated to the URC Shareholders by one of the methods specified in paragraph 13 of this Interim Order.

RECORD DATE

7. The record date for determining the URC Shareholders entitled to receive notice of, attend and vote at the URC Meeting shall be June 15, 2026 (the "**Record Date**"), or such other date as the Board of Directors of URC may determine and as disclosed to URC Shareholders in the manner they see fit.

NOTICE OF SPECIAL MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and URC shall not be required to send to the URC Shareholders any other or additional statement pursuant to Section 192 of the CBCA.

9. The Circular, form of proxy and Notice of Hearing of Petition (collectively, the "**Meeting Materials**") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Marshall Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a) the URC Shareholders, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the URC Meeting (excluding the date of mailing, delivery or transmittal and the date of the URC Meeting) by one or more of the following methods:

(i) by prepaid ordinary or air mail addressed to the URC Shareholder at his, her or its address as it appears on the applicable securities registers of URC as at the Record Date;

(ii) by delivery in person to the addressee specified in paragraph 9(a)(i) above; or

(iii) by email or facsimile transmission to any URC Shareholder who identifies himself, herself or itself to the satisfaction of URC, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request;

(b) the directors and auditors of URC by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the URC Meeting, excluding the date of mailing or transmittal and the date of the URC Meeting;

(c) in the case of non-registered URC Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the URC Meeting; and

(d) the Director appointed pursuant to the CBCA, by prepaid ordinary mail, or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the URC Meeting and URC's application for the Final Order.

10. The Circular, including the Notice of Hearing of Petition (the "**Notice Materials**") in substantially the same form as contained in Exhibits "A" and "C" to the Marshall Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to the holders of outstanding options to purchase common shares of URC ("**Optionholders**", and collectively with the URC Shareholders, the "**Securityholders**"), in accordance with the methods of delivery set out at paragraph 9 of this Interim Order, not later than twenty-one (21) days prior to the date of the URC Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of URC's application for the Final Order.

11. Accidental failure of, or omission, or delay by URC to give notice to any one or more Securityholders, or the non-receipt of such notice by one or more Securityholders shall not constitute a breach of this Interim Order and shall not invalidate any resolution passed or proceeding taken at the URC Meeting, but if any such failure or omission is brought to the attention of URC then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Order, to have been received:

(a) in the case of mailing, the day (other than Saturdays, Sundays or holidays in Vancouver, British Columbia, Canada) following the date of mailing;

(b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials, including any financial statements or other Schedules thereto, may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth

in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of URC.

QUORUM AND VOTING

14. As set forth in the articles of URC, the quorum required at the URC Meeting shall be at least two persons present and holding, or representing by proxy, not less than five percent (5%) of the URC Shares entitled to vote.

15. The votes taken at the URC Meeting shall be taken on the basis of one vote per common share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least (i) 66 2/3% of the votes cast in person or by proxy at the Meeting by URC Shareholders; and (ii) a simple majority of the votes cast in person or by proxy at the Meeting by URC Shareholders, excluding the votes cast by certain persons in accordance with MI 61-101.

16. In all other respects, the terms, restrictions and conditions of the articles of URC will apply in respect of the URC Meeting.

PERMITTED ATTENDEES

17. The only persons entitled to attend the URC Meeting shall be the registered URC Shareholders or their respective proxyholders as of the Record Date, each of URC's and the Sweetwater Investors' respective directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair of the URC Meeting, and the only persons entitled to be represented and to vote at the URC Meeting shall be the registered URC Shareholders or their respective proxyholders as at the close of business on the Record Date.

SCRUTINEERS

18. A representative of URC's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the URC Meeting.

SOLICITATION OF PROXIES

19. URC is authorized to use the form of proxy in connection with the URC Meeting in substantially the same form as attached as Exhibit "B" to the Marshall Affidavit and URC may in its discretion waive generally the time limits for deposit of proxies by URC Shareholders if the Chair deems it reasonable to do so. URC is authorized, at its expense, to solicit proxies, directly

and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for the use of proxies at the URC Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

21. Each registered URC Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the terms of this Order and the Arrangement.

22. In order for a URC Shareholder to exercise such right of dissent under subsection 190 of the CBCA:

(a) a dissenting Shareholder shall, despite subsection 190(5) of the CBCA, deliver a written objection to URC, at its address for such purpose (Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5 , Attention: Sean Boyle, or by email to sean.boyle@blakes.com) by or before 5:00 p.m. (Vancouver time) on July 16, 2026, or two business days prior to any postponed or adjourned Meeting;

(b) a dissenting URC Shareholder shall not have voted his, her or its URC Shares at the URC Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c) a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a);

(d) a dissenting URC Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Shareholder's URC Shares but may dissent only with respect to all of the URC Shares held by such person; and

(e) the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Order.

23. Subject to further order of this Court, the rights available to the URC Shareholders under the CBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the URC Shareholders with respect to the Arrangement.

24. Notice to the URC Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their URC Shares shall be given by including information with respect to this right in the Circular to be sent to URC Shareholders in accordance with this Order.

25. URC shall make all fair value payments to dissenting URC Shareholders for their URC Shares pursuant to Section 190 of the CBCA.

APPLICATION FOR FINAL ORDER

26. Upon the approval, with or without variation, by the URC Shareholders of the Arrangement, in the manner set forth in this Interim Order, URC may apply to this Court for, *inter alia*, an Order:

(a) pursuant to CBCA Section 192(4)(e) approving the Arrangement; and

(b) pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable.

(collectively, the "**Final Order**")

and that the hearing of the Final Order will be held on July 23, 2026 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

27. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder or creditor of URC has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

28. Any Securityholder or creditor of URC seeking to appear at the hearing of the application for the Final Order shall:

(a) file and deliver a Response in the form prescribed by the *Rules of Court*, and a copy of all materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP
Barristers and Solicitors
1133 Melville Street
Suite 3500, The Stack
Vancouver, BC V6E 4E5

Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on July 21, 2026, or as the Court may otherwise direct.

29. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9, 10 and 11 of this Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

30. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32. Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the *Supreme Court Civil Rules* are dispensed for the purposes of any further application to be made pursuant to this Petition.

ENDORSEMENTS ATTACHED

BY THE COURT

REGISTRAR

CHECKED

S 264552
Vancouver Registry

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Sean K. Boyle

BY THE COURT.

REGISTRAR

APPENDIX "E" NOTICE OF HEARING OF PETITION

See attached.

No. S-264552
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
URANIUM ROYALTY CORP., CERTAIN AFFILIATED ENTITIES OF ORION RESOURCE PARTNERS (USA) LP, AND HRG METALS LP

URANIUM ROYALTY CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

To: The holders of Uranium Royalty Corp. ("**URC**") common shares and the holders of outstanding options to acquire common shares of URC

And to: Affiliated entities of Orion Resource Partners (USA) LP

And to: HRG Metals LP

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Uranium Royalty Corp. ("**URC**") in the Supreme Court of British Columbia (the "**Court**") for approval of a plan of arrangement (the "**Arrangement**"), pursuant to the *Canada Business Corporations Act*, R.S.C., 1985, c. 44, as amended (the "**CBCA**");

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on June 19, 2026, the Court has given directions as to the calling of a special meeting of the URC Shareholders, for the purpose of, among other things, considering, voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on July 23, 2026, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the "**Final Application**").

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such

person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("**Response**") in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on July 21, 2026.

The Petitioner's address for delivery is:

c/o BLAKE, CASSELS & GRAYDON LLP
Barristers and Solicitors
1133 Melville Street
Suite 3500, The Stack
Vancouver, BC V6E 4E5

Attention: Sean K. Boyle

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the shareholders of the Petitioner.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: June 19, 2026

"Sean Boyle"
Signature of lawyer for Petitioner
Sean K. Boyle

APPENDIX "F" INFORMATION RELATING TO THE COMPANY

The following information about the Company should be read in conjunction with the documents incorporated by reference in this Information Circular. This "*Appendix "F" – Information Relating to the Company*" is presented on a pre-Arrangement basis and reflects the current business, financial and share capital of the Company. Certain statements contained in this "*Appendix "F" – Information Relating to the Company*", and in the documents incorporated by reference herein, constitute forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or the Company's future performance. See "*Forward-Looking Statements*" in the Information Circular. Shareholders should also carefully consider the matters and cautionary statements discussed under the heading "*Risk Factors*" in this Information Circular and set out in the Company AIF, as well as risk factors incorporated by reference in this Information Circular.

Documents Incorporated by Reference

The following documents, filed with the Canadian securities commissions under Canadian securities legislation and available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca, are specifically incorporated by reference and form an integral part of this Information Circular:

1) URC AIF;

2) URC Annual Financial Statements;

3) URC Annual MD&A;

4) URC Interim Financial Statements;

5) URC Interim MD&A;

6) URC Circular;

7) the material change report of the Company dated August 1, 2025, reporting on the appointment of Andrew Marshall as Chief Financial Officer of the Company; and

8) the material change report of the Company dated August 20, 2025, reporting on the renewal of the Company's at-the-market equity distribution program.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

To request a copy of the Company's core disclosure documents free of charge, please contact the Company's Corporate Secretary at its head office: Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2. These documents can be viewed on the Company's website at www.uraniumroyalty.com/investor-centre/financial-reports/. Additional information about the Company is available under the Company's issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Overview

The Company is a uranium-focused royalty company engaged in the identification, evaluation and acquisition of (i) royalties, streaming and other interests on uranium projects, (ii) physical uranium holdings, and (iii) investments in companies with exposure to uranium and physical uranium, including raw materials critical for uranium production, as part of our long-term strategy to gain direct exposure to uranium prices without direct operating costs and concentrated risks that are associated with exploration, development and mining.

The Company was incorporated under the CBCA on April 21, 2017, under the name "Uranium Royalty Corp." The Company's head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2 and its registered and records office is located at 1021 West Hastings Street, Suite 2200, Vancouver, British Columbia V6E 0C3.

The Company has two wholly-owned subsidiaries, Uranium Royalty (USA) Corp., a corporation incorporated under the laws of the State of Delaware on October 24, 2018, and Reserve Minerals, LLC, a limited liability company existing under the laws of the State of Delaware.

For further information concerning the Company and its business activities, see "*General Development of the Business*" and "*Description of the Business*" in the URC AIF, which is incorporated herein by reference.

Recent Developments

On May 1, 2026, the Company announced that it closed the Concurrent Private Placement with UEC, pursuant to which the Company sold 10,989,011 URC Subscription Receipts at a price of US$3.64 per receipt for aggregate gross proceeds of approximately US$40 million. The proceeds of the Private Placement Financing were deposited into escrow pending satisfaction of the Escrow Release Conditions and will be used to fund the payment of a portion of the Arrangement consideration in respect of the Arrangement. The Concurrent Private Placement was conditionally approved by the TSX on April 28, 2026, and finally accepted on May 27, 2026. See "*The Arrangement – Concurrent Private Placement*". The Concurrent Private Placement is not subject to the approval of the Shareholders at the Meeting.

On April 16, 2026, the Company announced that it entered into the Arrangement Agreement with the Sweetwater Investors, pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in the Sweetwater Entities to New URC and the Company, and the resulting combination of the Company and the Sweetwater Investors' approximately 92% interest in the Sweetwater Entities under New URC. See "*The Arrangement*". In connection with the Arrangement, the Company announced the Concurrent Private Placement.

On August 20, 2025, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "**ATM Program**"), for the distribution of up to US$54.0 million (or the equivalent in Canadian dollars) of URC Shares. The URC Shares sold under the ATM Program were qualified by a prospectus supplement dated August 20, 2025, to a base shelf prospectus dated August 5, 2025. The Company realized total net proceeds of approximately $74.5 million (US$54.0 million) under the ATM Program. The ATM Program terminated in accordance with its terms upon reaching the maximum distribution amount under the equity distribution agreement.

On August 1, 2025, the Company announced the appointment of Andrew Marshall as Chief Financial Officer of the Company.

Market Price and Trading Volume of URC Shares

The issued and outstanding URC Shares are listed and posted for trading on the TSX under the symbol "URC", and on the Nasdaq under the symbol "UROY". On June 18, 2026, the last trading day prior to the date of this Information Circular, the closing price of the URC Shares on the TSX was $4.17 per and on the Nasdaq was US$2.96 per share.

Prior Sales of URC Shares

During the 12-month period preceding the date of this Information Circular, the Company: (a) granted options to acquire an aggregate of 381,788 URC Shares at an average exercise price of CAD$5.66 per share; (b) issued 544,915 URC Shares on the exercise of options at an average exercise price of CAD$3.96 per share; and (c) issued 12,644,524 URC Shares through the facilities of the Nasdaq under the ATM Program at an average purchase price of US$4.27 per share.

Dividends

No dividends on the URC Shares have been paid by the Company to date.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions, is contained in the URC AIF. Additional financial information is also provided in our comparative financial statements and in the URC Annual MD&A. Copies of these documents are available upon request from the Company's Corporate Secretary.

Unless otherwise stated, information contained herein is as at June 19, 2026.

APPENDIX "G" INFORMATION RELATING TO THE SWEETWATER ENTITIES

GENERAL MATTERS

The following describes the business of the Sweetwater Entities. The following information is a summary of the business and affairs of the Sweetwater Entities and should be read together with the more detailed information including the audited and unaudited financial data and statements regarding the Sweetwater Entities contained elsewhere in the Information Circular.

The following Schedules are attached to, and form a part of, this "*Appendix "G" – Information Relating to the Sweetwater Entities*":

SCHEDULE "A" – The Sweetwater Financial Statements

SCHEDULE "B" – The Sweetwater MD&A

SCHEDULE "C" – Technical Information Concerning the Sweetwater Operations

Meaning of Certain References

All references to "Sweetwater" or the "Sweetwater Entities" in this "*Appendix "G" – Information Relating to the Sweetwater Entities*" refer to the Sweetwater Entities, unless otherwise stated. Please refer to the "*Glossary of Terms*" in the Information Circular for additional defined terms.

Presentation of Financial Information

The Sweetwater Financial Statements included in this Information Circular are reported in United States dollars. The audited combined financial statements of Sweetwater Trona Fund LP, Cougar Utah Fund LP and Aggie Grazing Fund LP (collectively, the "**Sweetwater Partnerships**") contained in the Sweetwater Financial Statements for the financial years ended December 31, 2025 and 2024, are comprised of the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and notes to such statements. The unaudited combined financial statements of the Sweetwater Partnerships contained in the Sweetwater Financial Statements for the three months ended March 31, 2026 and 2025, are comprised of the balance sheets as of March 31, 2026 and 2025, and the related statements of operations, changes in members' equity (deficiency) and cash flows for the three months then ended, and notes to such statements. The Sweetwater Financial Statements were prepared in accordance with U.S. GAAP. The recognition, measurement and disclosure requirements of U.S. GAAP differ from IFRS.

Non-GAAP and Other Financial Measures

This Information Circular contains references to certain non-GAAP financial measures, including: (i) adjusted EBITDA; and (ii) free cash flow. The presentation of such non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. These non-GAAP measures do not have any standardized meaning prescribed by U.S. GAAP, and other companies may calculate these measures differently.

Adjusted EBITDA is a non-GAAP financial measure, calculated by adding interest, taxes, depreciation and amortization expenses to net income, and includes adjustment for advance minimum royalties and one time gain on land sales. The Company has included this information as management of the Company believes certain investors use this information to evaluate the performance of the Sweetwater Entities in comparison to other royalty companies. The table below provides a reconciliation of net income to adjusted EBITDA for the Sweetwater Entities based on the combined financial statements of the Sweetwater Partnerships for the financial years ended December 31, 2025, and 2024, included in this "*Appendix "G" – Information Relating to the Sweetwater Entities*".

(In thousands USD)	Year ended December 31			
	2025		2024	
Net income	$	12,249	$	43,616
Add back:				
Interest income	$	(1,896)	$	(2,494)
Interest expense	$	33,954	$	34,648
Income tax expense	$	70	$	760
Depreciation	$	14,704	$	20,069
Amortization	$	477	$	496
Advance minimum royalties [1]	$	6,686	$	(2,485)
Gain on sale of land	$	-	$	(13,788)
Adjusted EBITDA	$	66,244	$	80,822

Note:

(1) The advance minimum royalties adjustment reflects the impact of advance minimum royalty payments received from operators, which are recognized as revenue over time as underlying production occurs. This adjustment is intended to reflect the timing difference between cash receipts and revenue recognition. This adjustment does not represent a non-recurring item and may vary significantly between periods depending on the timing and level of advance payments and production. Accordingly, the inclusion of this adjustment may reduce comparability between periods and may not be indicative of future results.

Free cash flow is a non-GAAP performance measure that is calculated as total cash provided by operating activities in the period minus payments for property and equipment made in the period. As no material payments for property and equipment were incurred in the periods presented, free cash flow is currently equivalent to cash provided by operating activities. This relationship may not persist in future periods to the extent that the Sweetwater Entities incur capital expenditures or other investing cash outflows. The Company has included this information as management of the Company believes certain investors use this information to evaluate the performance of the Sweetwater Entities in comparison to other royalty companies. The table below provides a reconciliation of total cash provided by operating activities to free cash flow for the Sweetwater Entities.

(In thousands USD)	Year ended December 31			
	2025		2024	
Total cash provided by operating activities	$	39,163	$	46,741
Payments for property and equipment	$	-	$	-
Free cash flow	$	39,163	$	46,741
Total cash provided by investing activities	$	18,402	$	-
Total cash used in financing activities	$	(61,714)	$	(47,944)

The foregoing non-GAAP financial measures should be read together with the Sweetwater Financial Statements included herein.

Scientific and Technical Information

Unless otherwise indicated, all mineral reserve and resource estimates included in this Appendix "G" have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with NI 43-101, the CIM Definition Standards, or Regulation S-K 1300, as applicable. Mineral Resources and Mineral Reserves for two operators are reported under Regulation S-K, Subpart 1300, which has a slightly different definition of Mineral Resources than NI 43-101. For the historical mineral estimates stated, the QP concludes that for the purposes of this reporting, the CIM and Regulation S-K definitions are similar and equivalent. Accordingly, investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions under Regulation S-K 1300 and the CIM Definition Standards and there is no assurance any historical Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same if prepared under the standards adopted under Regulation S-K 1300.

As of the date of this Information Circular, the royalty interests of the Sweetwater Entities are considered to be their only royalty interests under the Trona Leases to the Sweetwater Operations to be their material properties for the purposes of NI 43-101.

The disclosure contained in this Appendix "G" for the Sweetwater Operations is supported by the technical report entitled "NI 43-101 Technical Report for the Nonoperating Royalty Interests " authored by Erik Hemstad, PE and Susan B. Patton, PhD, RM-SME, which technical report was prepared for the Company in accordance with section 9.2(2) of NI 43-101 (the "**Sweetwater Technical Report**") with an effective date of December 31, 2025. A copy of the Sweetwater Technical Report is available under the Company's SEDAR+ profile at www.sedarplus.ca.

The authors of the Sweetwater Technical Report are independent of the Company and the Sweetwater Entities. Due to the nature of the Sweetwater Royalties, the Sweetwater Entities and the Company have limited access to the underlying properties and related information and data. The Sweetwater Entities have requested access to the necessary data from the applicable Sweetwater Operators and have not been able to obtain the same. Accordingly, in completing the Sweetwater Technical Report, the Company and the qualified persons have relied upon the exemption contained in Section 9.2(2) of NI 43-101, which exempts holders of royalty or similar interests from completing those items of Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property to complete. As a result of relying on this exemption, certain items that would otherwise be required under Form 43-101F1 have not been completed in the Sweetwater Technical Report. See Item 3 of the Sweetwater Technical Report for further information.

CORPORATE STRUCTURE

Name, Address and Formation

Sweetwater Trona Block LLC is a holding company and was formed under the laws of the state of Delaware pursuant to the *Limited Liability Company Act* on September 24, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Sweetwater Trona Fund LP is a holding company and was formed under the laws of the state of Delaware pursuant to the *Delaware Revised Uniform Limited Partnership Act* on August 10, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Cougar Utah Block LLC is a holding company and was formed under the laws of the state of Delaware pursuant to the *Limited Liability Company Act* on September 21, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Cougar Utah Fund LP is a holding company and was formed under the laws of the state of Delaware pursuant to the *Delaware Revised Uniform Limited Partnership Act* on August 10, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Aggie Grazing Block LLC is a holding company and was formed under the laws of the state of Delaware pursuant to the *Limited Liability Company Act* on September 21, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Aggie Grazing Fund LP was formed under the laws of the state of Delaware pursuant to the *Delaware Revised Uniform Limited Partnership Act* on September 21, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Green River Management Holdings LLC is the manager of Sweetwater Trona Block LLC, Cougar Utah Block LLC, and Aggie Grazing Block LLC (collectively, the "**Group Blockers**"), and the general partner of the Sweetwater Partnerships and was formed under the laws of the state of Delaware pursuant to the Limited Liability Company Act on March 6, 2023. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Sweetwater Management LLC is a subsidiary of Sweetwater Trona Fund LP and provides administrative and management services to certain Sweetwater Entities under management services agreements (the "**Management Services Agreements**"). Sweetwater Management LLC was formed under the laws of the state of Delaware pursuant to the Limited Liability Company Act on September 9, 2020. The principal office is located at 141 Union Blvd, Suite #310, Lakewood, CO 80228 and the registered office is located at 251 Little Falls Drive, Wilmington, DE 19808.

Intercorporate Relationships and Sweetwater Reorganization

The simplified diagram below depicts the organizational structure of the Sweetwater Entities prior to giving effect to the Reorganization:



OTPP Funds
Orion Funds
Excluded Owners
Green River Management Holdings LLC
Sweetwater Trona Block LLC (Delaware)
Cougar Utah Block LLC (Delaware)
Aggie Grazing Block LLC (Delaware)
Sweetwater Trona Fund LP (Delaware)
Cougar Utah Fund LP (Delaware)
Aggie Grazing Fund LP (Delaware)
Subsidiaries
Sweetwater Management LLC
Royalty Interests
Subsidiaries
Mineral Rights & Nominal Surface Acres
Subsidiaries
Misc. Mineral and Surface Acres
GP or Management Interest

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Sweetwater Partnerships were formed to hold the mineral rights and lands acquired by Orion in an asset acquisition on October 19, 2020 from Upland Industries Corporation, Anadarko Land Corp and Anadarko E&P Onshore LLC. The general partner of the Sweetwater Partnerships is Green River Management Holdings LLC and the management of the Sweetwater Entities is carried out by Sweetwater Management LLC under the Management Services Agreements. The Sweetwater Entities' mineral rights and lands are located in Wyoming, Utah and Colorado and the Sweetwater Entities receive royalty and surface revenue associated with these lands.

Certain financial information, including the Sweetwater Financial Statements, is set out in Schedule "A" to this Appendix "G".

A complete description of the business of New URC is provided in Appendix "H".

DESCRIPTION OF THE BUSINESS

Overview

The Sweetwater Entities operate a Wyoming-focused royalty and landholding business headquartered in Lakewood, Colorado. The Sweetwater Entities are a significant land and mineral rights holder, maintaining a substantial footprint across the mining-friendly jurisdictions of Wyoming and Utah. The Sweetwater Entities are the largest private landowner in the State of Wyoming, encompassing approximately 850,000 fee surface acres. This acreage includes approximately 200,000 acres situated within the Known Sodium Leasing Area ("**KSLA**") and an additional 650,000 fee surface acres. Furthermore, the Sweetwater Entities' portfolio includes approximately 4.5 million acres of mineral rights across its regional operations.


Salt Lake City
Cheyenne

Fig. Fee Surface Acres and Mineral Rights Acres owned by the Sweetwater Entities

The business consists of a diversified portfolio of landholdings and associated royalties spanning several sectors:

- **Soda Ash Production**: The primary component of the business, supported by long-term royalty streams.
- **Mineral Development**: Royalties derived from various mineral extraction activities.
- **Renewables and Grazing**: Ancillary revenue generated from renewable energy projects and agricultural land use.


WY
Big Island
WE Soda - Granger
WE Soda - Westvaco
Alchem
American Soda
Granger
Little America
James Town
Purple Sage
Green River
Opal
Lyman
Urie
Mountain View
Flaming Gorge
Dutch John
Trona Mine
Mechanically Mineable Trona Area (1998)
Known Sodium Leasing Area
WE Soda Lease Boundary
Sisecam - Pacific Soda Project Lease Boundary
Sisecam Lease Boundary
WE Soda - Project West Lease Boundary
American Soda Lease Boundary
Tata Lease Boundary
Uinta Lease Boundary
SWTRE Mineral Ownership
Interstate
US Highway
State Highway
County Boundary
Populated Place
Flaming Gorge
URRO26002A Location Map 4/13/2026

The Sweetwater Entities' value is driven by their position in the Green River Basin, which contains the largest known trona deposits on Earth, a mineral used to produce soda ash. The State of Wyoming accounts for more than 90% of the global trona resource.

In the Green River Basin, five operating mines currently produce approximately 12 million tons of soda ash annually, supplying domestic and international markets. Operators in the Green River Basin are widely recognized as being among the lowest-cost soda ash producers globally, benefiting from the scale and quality of the trona resource and established infrastructure. In addition to existing producing operations, two Greenfield soda ash projects are under development by Şişecam and WE Soda, which would expand production and sales from the Green River Basin and the Sweetwater Entities' lands. Furthermore, management of the Sweetwater Entities has currently identified two additional significant expansions situated on the unleased lands that may be prioritized for future leasing expansions.

Mineral ownership within the KSLA in the Green River Basin is checkerboarded between the Sweetwater Entities and governmental entities, and the Sweetwater Entities have generally received a royalty on half of the soda ash production and sales from the basin.

Other Business

Beyond the Sweetwater Entities' current businesses, the Sweetwater Entities have explored new opportunities that can leverage their existing legacy surface and mineral estates. To that end, the Sweetwater Entities have over 300,000 surface acres under lease for potential renewable energy development. Management of the Company does not anticipate a significant impact on their revenues in the short-term from these opportunities. Moreover, management of the Company believes that these opportunities have the potential to contribute meaningfully to the Sweetwater Entities' revenues in the medium- to long-term.

Renewable Energy and Incidental Land Use

The Sweetwater Entities' surface and mineral estates also generate revenues from renewable energy operations, other industrial minerals, grazing and from pipeline, power line and utility easements and other industrial land uses. Management of the Company believes that, based on its review of the Sweetwater Entities' existing land position and current market engagement in the region, the Sweetwater Entities' surface and mineral estates may provide additional renewable royalty opportunities over time and that such opportunities, if advanced by third-party developers and brought into operation, could represent potential royalty economics of approximately US$5 million per gigawatt of wind capacity and approximately US$2 million per gigawatt of solar capacity installed on the Sweetwater Entities' lands. These figures are management estimates only, are based on assumptions regarding project scale, location, development density, lease and royalty structures, timing and market conditions, and are subject to significant uncertainty. There can be no assurance that any such renewable projects will be developed on the Sweetwater Entities' lands, that any corresponding royalty arrangements will be entered into on such terms or at all, or that any such opportunities would generate revenues consistent with these estimates.

Land Use Optionality

In addition to the Sweetwater Entities' existing royalty and land-based businesses, management of the Company believes the scale, location and strategic characteristics of the Sweetwater Entities' surface and mineral estates may provide the potential for additional long-term value creation through other land uses and development opportunities. These may include, among other things, data centers, real estate development, ranching and grazing, battery storage, critical minerals and infrastructure-related uses, in each case to the extent pursued by third parties and subject to market conditions, land availability, permitting, access to utilities and transportation corridors, environmental review, commercial negotiations and other factors. Management of the Company believes the Sweetwater Entities' large land positions, existing and potential utility and transportation access, proximity to industrial operations and broad fee surface and mineral ownership may enhance the attractiveness of certain portions of the land package for these and other complementary uses over time.

Any such additional opportunities remain subject to substantial uncertainty and are generally expected to be pursued, if at all, by third-party developers, operators, tenants or counterparties rather than directly by the Sweetwater Entities. There can be no assurance that any of these opportunities will be identified, advanced, permitted, financed, developed or operated on commercially acceptable terms or at all, that the Sweetwater Entities will enter into leases, easements, royalty arrangements or other agreements in respect thereof, or that any such opportunities would generate material revenues within any particular period. Accordingly, while management of the Company believes the Sweetwater Entities' land package may provide meaningful optionality beyond existing operations, prospective investors should not place undue reliance on such potential opportunities.

Uranium

In addition to the Sweetwater Entities' existing royalty and land-based businesses, management of the Company believes the scale, location and geologic setting of the Sweetwater Entities' surface and mineral estates may provide potential long-term uranium optionality on certain portions of the land package. The Sweetwater Entities' lands are located in Wyoming, a historically mining-friendly jurisdiction. Wyoming is a leading state for U_3O_8 resources, ranked fourth globally for both overall attractiveness and for taxation regime attractiveness, and ranked fifth globally for policy environment attractiveness.[1] Management of the Company believes that portions of the land position may be prospective for additional uranium mineralization based on regional geologic characteristics, historical exploration activity in the broader area and the presence of multiple known uranium districts and trends in Wyoming. Any such uranium potential would be expected to be advanced, if at all, through future exploration, leasing, option arrangements, joint ventures or other transactions with third parties, and not through direct uranium exploration or development activities by the Sweetwater Entities.

[1] Source: Fraser Institute Annual Survey of Mining Companies, 2024.


Legend:
KSLA
Sweetwater mineral acreage
Sweetwater mineral (Trona) acreage
Radioactive anomaly / chemical analysis

Fig. Wyoming State Geological Survey surveying initiatives

To date, no Mineral Resources, Mineral Reserves or uranium deposits have been established by the Company or the Sweetwater Entities on the Sweetwater Entities' lands, and there has been insufficient exploration to define any uranium target or to determine whether any uranium mineralization exists in economic quantities on such lands. Accordingly, any statement regarding uranium potential, uranium optionality or possible uranium deposits on the Sweetwater Entities' lands is inherently speculative and conceptual in nature. There can be no assurance that any uranium occurrences or deposits will be identified, that any exploration programs will be undertaken by third parties, that any uranium-related agreements or royalty arrangements will be entered into, or that any such opportunities would ever generate revenues for the Sweetwater Entities or New URC. Prospective investors should not place undue reliance on any such potential upside.

Royalty Production

Based on applicable royalty terms, the reports that the Sweetwater Entities receive from the operators of projects underlying the royalty interests may not include production information specific to the Sweetwater Entities royalty coverage.

The operators mine on BLM land and on the Sweetwater Entities' land. The historical attributable production (%) for realized attributable production from the KSLA is set forth as follows:


Sweetwater Historical Attributable Production (%)
Overall
2011-2025 Operator Average
80%
70%
60%
50%
40%
30%
20%
10%
-
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
48%
43%
Checkerboard lands drive a ~50% long-term production share for Sweetwater with periodic swings both above and below the long-term average

Historical trona production reported by operators in the annual reporting to the State of Wyoming State Mine Inspector's Office[2], for 2015 to 2025 converted to soda ash equivalent in the Green River Basin is shown in the following figure. Production has been relatively consistent over the last nine years and has ranged between 10.2 and 12.3 million tons. The lower amount is largely attributed to the COVID-19 pandemic in 2020. See also "Technical Information Concerning the Sweetwater Operations" in Appendix "G".



Estimated Product Tons Soda Ash
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Year

The Sweetwater Entities receive a significant amount of their revenues from royalties on soda ash production and sales derived from trona minerals mined from their landholdings from soda ash operations in the Green River Basin. The Green River Basin is estimated to hold approximately 90% of the world's known trona minerals.

Project West Solution Mine and Soda Ash Plant ("**Project West**") is a new Greenfield soda ash production project under development by West Soda LLC, a subsidiary of WE Soda US LLC. On December 12, 2025, West Soda LLC filed an amendment request with the Wyoming Department of Environmental Quality to push the previously proposed construction start date from before December 2025 to on or before July 2027. This request was officially approved on March 5, 2026.[3] In an investor presentation dated March 3, 2025, WE Soda previously announced phased growth of Wyoming operations through optimization of existing alkali facilities and staged expansion using solution mining, to add an estimated 1.0-1.5 million metric tonnes per annum (1.1-1.7 million short tons per annum) of production at Westvaco.[4]

The Dry Creek Trona Project is a new Greenfield soda ash production project under development by Pacific Soda, LLC, a subsidiary of Sisecam. On July 16, 2025, Pacific Soda, LLC filed an amendment request with the Wyoming Department of Environmental Quality to push the previously proposed construction start date from the third quarter of 2025 to on or before December 31, 2026. This request was officially approved on August 22, 2025.[5] Pacific Soda, LLC estimates there are approximately 117 million tons of recoverable trona within the proposed project area that could produce approximately five million metric tons of marketable soda ash and more than 400,000 metric tons of baking soda annually.[6]

Soda Ash and Trona

Soda ash (chemically known as sodium carbonate, or Na_2CO_3) is one of the most widely consumed inorganic industrial materials in the world and is commonly produced and sold as an odorless white powder that is soluble in water. Soda ash is a chemical refined from mineral trona, through a series of mechanical and chemical steps, including thermal treatment to remove entrained gases, dissolution in water, filtration to remove impurities, evaporation, crystallization and drying, or from sodium carbonate-bearing brines (both referred to as natural soda ash). These processes yield finished products suitable for shipment to end users or further downstream processing.[7]

Soda Ash is utilized in various industrial applications and is a key input in the manufacture of, among other things, glass, chemicals and other industrial products. Approximately 50% of soda ash consumption is attributable to the glass manufacturing industry, including container glass, flat glass, and fiberglass applications. The chemical sector represents an additional

[2] Source: State of Wyoming,1949–2026.
[3] Source: Wyoming Department of Environmental Quality: Public Notice of Amendment Approval for the Project West Solution Mine and Soda Ash Plant 23-02 - https://content.govdelivery.com/accounts/WYDEQ/bulletins/40d1407
[4] Source: WE Soda: The Acquisition of Alkali Investor Presentation – 3 March 2025 - https://wesoda.com/documents/alkali-investor-presentation
[5] Source: Wyoming Department of Environmental Quality: Public Notice Review of Request to Amend WDEQ Industrial Siting Permit for the Dry Creek Trona Project - https://content.govdelivery.com/accounts/WYDEQ/bulletins/3ef20de
[6] Source: U.S. Department of the Interior Bureau of Land Management press release: BLM approves Dry Creek Trona Mine in Sweetwater County, Wyoming - https://www.blm.gov/press-release/blm-approves-dry-creek-trona-mine-sweetwater-county-wyoming
[7] Source: Wyoming Energy Authority: Trona Portfolio Overview - https://wyoenergy.org/portfolio/trona/.

significant portion of demand, utilizing soda ash in the production of various sodium-based compounds. Other applications include water treatment, detergents and soaps, paper production, textiles, agriculture, pharmaceuticals, and personal care products. Sodium bicarbonate produced from soda ash is also used in food production, including baked goods, household cleaning products, and medicinal formulations.[8]

In this section, unless otherwise stated, data regarding soda ash markets, including supply and demand metrics and projections, is based upon data from the 2025, Opis – Chemical Markets Analytics.

Production Methods

Soda Ash is produced by two main methods:

(i) ***Natural Method*** – The "natural" production method, where naturally occurring underground trona ore is extracted using either the cavern-based solution-extraction or conventional underground mining methods and then processed, typically using the "monohydrate process" to produce "natural" soda ash. The Sweetwater Royalties relate to "natural" projects utilizing this "natural" method.

(ii) ***Synthetic Method*** – The "synthetic" production method, which predominantly utilizes the "Ammonia" process. This is also commonly referred to as the "Solvay" process. Under this method, limestone (calcium carbonate) is heated (or calcined) at over 1,000°C to produce CO_2 which is then reacted with ammonia (as a catalyst) dissolved in a sodium chloride (NaCl) brine solution to produce soda ash.

Natural and synthetic soda ash are chemically identical and are interchangeable within the vast majority of industrial applications for which they are used. However, natural soda ash is generally considered to be significantly less harmful to the environment than synthetic soda ash, because it is produced with lower energy intensity, emissions intensity and water intensity and significantly lower waste by comparison with Ammonia process synthetic production. Natural soda ash, particularly if produced using the cavern-based solution-extraction production method, also is generally understood to have a significantly lower cash cost of production, mainly because it has lower energy intensity and lower raw material input costs than synthetic soda ash production.

Approximately 30% of global supply of soda ash is sourced from natural trona ore, while approximately 70% is synthetically manufactured.

The Sweetwater Operations produce only natural soda ash. Among the Sweetwater Operations, four of the operations, the Big Island Operations, American Soda Operations, Alchem Operations and Westvaco Operations, use mechanical mining methods, the Granger Operation uses flooded solution mining of historical mined areas, and the two Greenfield projects, the Dry Creek Trona Project and Project West, are proposed to utilize the cavern-based solution-extraction method.

Mining Methods

There are three main trona ore mining processes in Wyoming, being room-and-pillar, longwall and solution-mining techniques. Conventional underground mining is the most predominant in the Green River Basin, although solution mining has been increasingly adopted to recover additional trona resources and extend the life of operations.

Room-and-Pillar Mining

The room-and-pillar method is the most widely used mining method for trona in the Green River Basin. The room-and-pillar system involves extracting ore by carving a series of "rooms" 20- to 30-feet wide while leaving pillars of ore 20- to 90- feet wide and as high as the ore bed to support the mine roof. When mining reaches the end of a section of ore, called a panel, the direction of mining is generally reversed (called the "retreat") in an attempt to recover as much of the ore from the pillars as possible. Pillars are mined until the roof is allowed to collapse in a controlled manner. That section of the mine is then abandoned. Generally, 35 to 65 percent of the minable ore is recovered using this system, although higher amounts are possible.

Longwall Mining

Longwall mining involves extracting large panels of trona using a mechanized shearer operating along a longwall face, ranging from 650 to 750 feet in width and up to nearly 10,000 feet in length. The shearer advances through the developed longwall panels by cutting a uniform slice (approximately 36–42 inches in depth) of trona as it travels back and forth along the face. Hydraulic roof supports advance with the shearer as the trona is removed, allowing the roof to collapse in a controlled manner behind the support.

[8] Source: Wyoming Energy Authority: Trona Portfolio Overview - https://wyoenergy.org/portfolio/trona/.

Solution Mining

Solution mining has become an increasingly important method for recovering trona resources in the Green River Basin for beds that cannot be economically extracted by conventional underground mining techniques. Solution mining of trona is separated into two types, passive or secondary, and primary.

In passive solution mining, wells are drilled into the trona deposit, and processing brines, or tailings solutions, are injected into previously mined underground voids. Over time, the injected brines dissolve the remaining trona pillars that were left behind during earlier mechanical mining operations. The resulting trona-bearing brine is then pumped to the surface and processed through evaporation and crystallization facilities to produce soda ash. Primary solution mining involves drilling and developing caverns within the bedded trona layers. Heated brine is injected into the horizontal cavern dissolving the trona minerals and recovered to the surface where the trona saturated brine is sent for processing. Over time, the cavern grows laterally and is then mined upwards through the trona layer. This method avoids the need for extensive underground mining infrastructure and enables recovery of trona from deposits that are thinner, deeper, or otherwise less suitable for conventional mining methods.

Production

The United States is one of the world's largest producers of natural soda ash because of extensive trona deposits located in the Green River Basin. These deposits represent the largest known natural trona resource globally and support the Sweetwater Operations. Underground room-and-pillar mining, using conventional and continuous mining, is the primary method of mining Wyoming trona ore.

According to the United States Geological Survey, in 2025, Globally, China was the leading global producer of soda ash in 2025, with an estimated output of 38 million tons, most of which was synthetic. The United States and Turkey, in descending order, were the next leading producers. Together, these three countries accounted for approximately 80% of global soda ash production in 2025 according to the United States Geological Survey. The United States Geological survey noted that in mid-2023, China expanded its production capacity for natural soda ash by approximately 5 million tons per year with the opening of a new mining and production facility. It further estimated that these new operations contributed to a 10% increase in China's production in 2024 compared with production in 2023.

Total global "natural" soda ash production was approximately 19 million metric tonnes per year in 2025, with approximately 12.0 million metric tonnes of production within the U.S.[9] The following chart sets forth soda ash capacity globally and within Wyoming:



Wyoming "Natural" Soda Ash Capacity (%)
WE Soda - Granger Mine 9%
Solvay 26%
Sisecam 18%
Tata 21%
WE Soda - Westvaco 26%



Global "Natural" Soda Ash Capacity (%)(1)
Sisecam 12%
U.S. Production
Tata 13%
China, Turkiye & Other 35%
Solvay 17%
WE Soda(2) 23%

(1) Global capacity based on USGS 2025 estimate
(2) Excludes Turkiye Soda Ash capacity

Source: Operator disclosure, USGS 2026 Mineral Commodities Summary

[9] Source: https://pubs.usgs.gov/periodicals/mcs2026/mcs2026-soda-ash.pdf

Markets and End Uses

Total global demand for soda ash grew approximately 13.9 million tonnes between 2020 to 2025 and is forecasted to grow 11.7 million tonnes from 2025 to 2030. Demand growth is generally expected to be driven by demand in glass manufacturing, solar energy and lithium carbonate production. This ties to overall infrastructure expansion in the United States and globally. According to the U.S. Geological Survey, 80% of global soda ash production is concentrated in China, the United States, and Turkey. Within the U.S., roughly 90% of production originates in the Green River Basin, which holds the world's largest trona deposit.[10]

The long-term outlook for the soda ash market is currently considered positive. Global soda ash demand is projected to grow at approximately 2% to 3% per year, driven primarily by expanding glass production and increasing demand for solar photovoltaic glass[11]. Industry forecasts suggest that the global soda ash market could reach 75 million tons by 2030. The United States is currently expected to remain a major global supplier because of the cost advantage associated with natural trona deposits in the Green River Basin and the large scale of existing mining operations. However, expanding solution-mined soda ash production in Turkey and potential capacity additions in China may influence future market dynamics and pricing trends. Despite these developments, the relatively low cost of natural soda ash production in the United States is currently expected to support continued competitiveness in global markets.

Demand for soda ash is driven primarily by the glass manufacturing sector, which accounts for approximately 50% of total soda ash consumption. Soda ash serves as a flux in glass production, lowering the melting temperature of silica and improving manufacturing efficiency. Other significant end uses include chemical production (approximately 20–25%), detergents and soaps, metallurgy, pulp and paper processing, and water treatment. Demand growth in recent years has been supported by increased global construction activity, expanding container glass production, and rapid growth in flat glass demand associated with solar photovoltaic panels and energy-efficient buildings.

The following chart sets forth global soda ash demand by end use in 2024:


Demand Forecast by End Product (2024A, %)
25%
17%
13%
12%
9%
7%
5%
3%
9%
Flat Glass
Container Glass
Silicates & Sodium Chemicals
Detergents
Solar Glass
Other Glass
Metal/Mining
Batteries
Others
Source: Operator disclosure, Public disclosure, WE Soda Disclosure sourcing Chemical Market Analytics by OPIS
Note: Volume is expressed in short tons, unless otherwise indicated

[10] Source: U.S. Geological Survey, Mineral Commodities Summaries, February 2026: Soda Ash - https://pubs.usgs.gov/periodicals/mcs2026/mcs2026-soda-ash.pdf

[11] Source: International Energy Agency, 2025.

The following charts sets forth global soda ash demand by region in 2024 and projected global soda ash demand by region in 2030:[12]


Global Soda Ash Demand by Region (2024, %)
3%
4%
6%
9%
10%
23%
45%
China
Rest of World
North America
Western Europe
LATAM
Middle East
Africa


Global Soda Ash Demand by Region (2030, %)
4%
5%
8%
8%
10%
17%
48%
China
Asia (Excl. China)
Europe
North America
Middle East
South America
CIS & Baltic States

Caustic soda can be substituted for soda ash in certain uses, particularly in the pulp and paper, water treatment, and certain chemical sectors. Soda ash, soda liquors, or trona can be used as feedstock to manufacture chemical caustic soda, which is an alternative to electrolytic caustic soda.

Domestic soda ash consumption in the United States is estimated at approximately 4-5 million tons per year, with the glass industry accounting for the largest share of demand. Because domestic production significantly exceeds domestic consumption, the United States exports a substantial share of its soda ash. Approximately 55% to 60%of U.S. soda ash production is exported, primarily to markets in Asia, Latin America, and the Middle East. United States producers generally benefit from a competitive transportation infrastructure that connects Wyoming mining operations to export terminals on the West Coast and Gulf Coast via rail networks. This infrastructure enables United States producers to supply international markets competitively despite the inland location of production facilities.

Soda ash prices vary depending on product grade, contract structure, and delivery location. Historically, soda ash prices have shown moderate cyclicality but have generally remained stable compared with many other industrial commodities, largely because of a broad, diversified demand base.

According to data published by the United States Geological Survey, the average realized selling price for U.S. soda ash has been approximately $140 per ton on a free-on-board ("**FOB**") mine basis in 2025. Prices increased significantly during 2022 and 2023 because of strong demand growth, supply chain disruptions, and elevated energy costs affecting synthetic soda ash production in Europe and China. Prices moderated somewhat from 2024 to 2025 as production increased and demand growth stabilized. The following table shows pricing trends for U.S. soda ash and is based on data compiled by the United States Geological Survey:


Soda ash avg FOB mine/plant sales price ($/ton)
$250
$200
$150
$100
$50
$-
2016
2018
2020
2022
2024
2026

[12] Source: International Energy Agency 2025, WE Soda disclosure sourcing Chemical Market Analytics by OPIS.

Employees

The Sweetwater Entities currently have four (4) employees.

Regulations

The Sweetwater Entities own surface and mineral estates in Wyoming, Utah and Colorado. Operations are conducted by third-party lessees of land and minerals, and these lessees are subject to federal, state and local laws and regulations governing mineral extraction, waste disposal, environmental protection, land and water use, permitting, taxation and mine safety. The following provides a brief description of the main laws and regulations applicable to the businesses of the operators on properties underlying the royalty interests of the Sweetwater Entities.

Trona mining and processing operations in Wyoming are subject to a comprehensive suite of federal and state environmental laws and regulations. These frameworks govern every phase of the project lifecycle, from exploration and construction to active operations and eventual reclamation.

At the federal level, the National Environmental Policy Act ("**NEPA**") serves as the primary procedural framework for any project involving federal surface or mineral estates, requiring rigorous assessments of the environmental impact of the project. Industrial air emissions are strictly regulated under the Clean Air Act ("**CAA**"), while the Clean Water Act ("**CWA**") oversees impacts to "Waters of the United States" through Section 404 permitting and effluent standards, among other things. Subsurface activities and potable water provision fall under the Safe Drinking Water Act ("**SDWA**"), specifically regarding Underground Injection Control ("**UIC**") for solution mining and wastewater disposal. Management of hazardous waste and liability associated with contamination are governed through the Resource Conservation and Recovery Act ("**RCRA**") and Comprehensive Environmental Response, Compensation, and Liability Act ("**CERCLA**"), respectively. Finally, wildlife protection mandates under the Endangered Species Act ("**ESA**") and the Migratory Bird Treaty Act ("**MBTA**") ensure that industrial footprints do not irreparably harm protected species or their habitats.

At the state level, primary regulatory authority is vested in the Wyoming Department of Environmental Quality ("**WYDEQ**"), which oversees a multi-disciplinary permitting process. The Land Quality Division manages comprehensive mining and reclamation permits to ensure that land is returned to productive use following extraction, while the Air Quality Division enforces state-specific standards and regulations through Title V and New Source Review permitting. Water management is governed by the Wyoming Pollutant Discharge Elimination System ("**WPDES**"), which regulates both surface discharges and stormwater runoff from disturbed areas. Furthermore, major industrial developments are subject to the jurisdiction of the Wyoming Industrial Siting Division ("**ISD**"); this process requires developers to evaluate and mitigate the socio-economic pressures that large-scale projects place on local infrastructure, housing, and public services.

The Company believes that existing operations, including those associated with the Sweetwater Operations, currently maintain the necessary regulatory authorizations to continue active production. These include valid WYDEQ Land Quality mining permits, Title V air permits, and UIC authorizations. For "Greenfield" projects or expansions involving surface disturbance on lands managed by the BLM, the NEPA process is a prerequisite; these projects are currently in various stages of the permitting pipeline.

The Mine Safety and Health Administration ("**MSHA**") is the primary regulatory organization governing safety matters associated with mining. The operations of third-party lessees are subject to oversight and enforcement by the MSHA under the Federal Mine Safety and Health Act of 1977.

The operations are classified as non-transient, non-community public water suppliers under the SDWA. The mine operators maintain sophisticated treatment and distribution systems to provide water for employee consumption and sanitation. Compliance requires oversight by a state-certified operator and rigorous, regular reporting of water quality results to employees and state agencies. To minimize environmental impact, most operations utilize a closed-loop (zero-discharge) system. By recycling process water or reinjecting it into underground mine workings, the projects largely avoid the need for individual WPDES permits, instead operating under general stormwater authorizations.

While the operations strive for full regulatory adherence, certain facilities have encountered historical compliance challenges related to air quality benchmarks and specific discharge requirements. Future development and permitting activities may trigger comprehensive NEPA reviews. Such reviews could mandate extensive supplemental studies regarding cultural resource preservation, protection of endangered species (such as the Greater Sage-Grouse), and broader socio-economic impacts on community stakeholders, as well as face potential opposition and delay from environmental or community groups.

Although the Sweetwater Entities, as a land and mineral owner, are generally not responsible for compliance with EHS laws applicable to activities conducted by its third-party lessees of land and minerals, failure by such lessees to comply with applicable laws, regulations or permits, including relating to EHS matters as well as spills, releases or other environmental incidents, could result in regulatory actions, civil and criminal penalties, increased costs, operational delays or orders to suspend or cease operations against a lessee, as well as reputational damage, which could adversely affect production and, in turn, royalty revenues and financial results. In addition, under certain EHS laws, the Sweetwater Entities could incur liability as an owner for contamination at its sites, including as a result of third party operations.

Competitive Conditions

The Sweetwater Entities have few direct peers in that they own and lease their own fee and mineral interests and generally do not seek to acquire third-party royalty interests as part of a broader royalty aggregation strategy. As a result, the Sweetwater Entities do not compete in any meaningful way with traditional royalty companies for the acquisition of additional royalty positions to support their royalty model. Rather, their business is principally tied to the stewardship, leasing and optimization of their existing land and mineral portfolio. Any direct competitive overlap is therefore generally limited to other owners of land and mineral interests in the relevant regions that may offer alternative leasing opportunities to operators or counterparties.

The Sweetwater Entities do not directly operate trona mines or soda ash production facilities. Substantially all of the Sweetwater Entities' revenues are derived from lease payments, royalties and other amounts payable by third-party operators conducting trona mining and natural soda ash production on lands and mineral interests owned by the Sweetwater Entities. As a result, the competitiveness, operating performance and financial condition of those operators directly affects the Sweetwater Entities' business, results of operations and financial condition.

The principal operators on the Sweetwater Entities' lands compete with other producers of soda ash in the United States and internationally. Competition in the soda ash industry is based on a variety of factors, including delivered cost, product quality and consistency, reliability of supply, transportation and logistics capabilities, customer relationships, production scale and access to export markets. The operators on the Sweetwater Entities' lands also compete for capital allocation, development opportunities, labour, equipment, rail capacity and other inputs necessary to maintain and expand their operations.

In addition to competition from other producers of natural soda ash, the operators on the Sweetwater Entities' lands face competition from synthetic soda ash production, which constitutes a significant portion of global soda ash supply. Synthetic soda ash producers, including producers in China and other international markets, may from time to time increase production, expand capacity or offer product at pricing that affects global soda ash markets. Approximately 30% of global supply of soda ash is sourced from natural trona ore, while approximately 70% is synthetically manufactured. China remained the leading global producer of soda ash in 2025, with an estimated output of 38 million tons, primarily synthetic production.[13] Competitive pressure from synthetic soda ash production may affect market prices, market share, export demand and the economic attractiveness of production expansions or new project development by operators on the Sweetwater Entities' lands.

Accordingly, any deterioration in the competitive position of the trona operators leasing the Sweetwater Entities' lands, whether as a result of increased competition from natural or synthetic soda ash producers, higher operating or transportation costs, adverse market conditions or otherwise, could reduce production volumes, delay expansions, impair operator profitability or adversely affect the ability of such operators to satisfy their obligations under applicable leases. Any such developments could in turn have a material adverse effect on the Sweetwater Entities' business, results of operations and financial condition.

Economic Dependence

The Sweetwater Entities' business is economically dependent on a limited number of material agreements. A substantial majority of the Sweetwater Entities' revenue is derived from a relatively small number of lease and related royalty agreements with the four principal trona operators active on the Sweetwater Entities' lands in the Green River Basin, namely WE Soda, Tata Chemicals, American Soda and Şişecam Wyoming and their respective affiliates. These agreements govern the operators' rights to mine trona and produce soda ash from the applicable leased premises and provide for the payment to the Sweetwater Entities of royalties, rentals and other amounts. As a result, the Sweetwater Entities are dependent on the continued performance by these counterparties of their obligations under such agreements and on the continued operation of the underlying producing mines and development projects.

Although the Sweetwater Entities derive income from a handful of material lease arrangements, the business is not dependent on any single lease agreement in the sense that the termination or expiration of one such lease, while potentially adverse to revenues and cash flows, would not be expected to materially impair the ability of the Sweetwater Entities to continue carrying on their business. The Sweetwater Entities' mineral and land portfolio supports multiple separate leases and royalty streams across several operating and development-stage properties, and each of the remaining leases would continue to remain in force

[13] Source U.S. Geological Survey: Mineral Commodity Summaries 2026 – Soda Ash.

and effect in accordance with its terms notwithstanding the termination of another lease. Accordingly, while revenue concentration among a limited number of major operators is a material characteristic of the business, such dependence is mitigated by the existence of multiple operative lease arrangements with different operators across the Green River Basin.

The Sweetwater Entities are also economically dependent on the Royalty Notes and the related Royalty Notes Purchase Agreement, which are material agreements of the Sweetwater Entities. The Royalty Notes represent a significant source of indebtedness and contain covenants, payment obligations, security arrangements and other provisions that materially affect the Sweetwater Entities' liquidity, financial flexibility, ability to make distributions and operation of the business. In particular, the royalty interests and related revenues that comprise the principal cash-generating assets of the Sweetwater Entities secure the Royalty Notes, and the terms of the Royalty Notes Purchase Agreement govern the application of cash flows and impose restrictions on distributions and certain other actions of the Sweetwater Entities. As a result, the continued performance by the Sweetwater Entities of their obligations under the Royalty Notes and compliance with the Royalty Notes Purchase Agreement are material to the business, financial condition and cash flows of the Sweetwater Entities. See "*Description of the Business – Senior Secured Notes*" and "*Risk Factors – Risks Related to the Business and Industry*".

Description of Sweetwater Royalties

The Sweetwater Entities hold royalty and related payment interests under a portfolio of sodium lease agreements associated with five operating and two advanced Greenfield natural soda ash projects in the Green River Basin. The Sweetwater Entities' revenues are derived primarily from payments made by lessees or operators under those agreements, including royalty-based and other lease-based payments.

The following table provides a summary overview of the five operating mines and two Greenfield soda ash projects on which the Sweetwater Entities hold a royalty interest:

Operators	**Ownership**	**Operation**	**Stage**	**Mine Type**
Şişecam	51% Şişecam and 49% NRP	Big Island	Operating	Underground, Room and Pillar
Pacific Soda	100% of Şişecam Chemicals USA Inc.	Dry Creek Trona	Greenfield Project	Solution
American Soda	100% American Soda	American Soda	Operating	Underground, Longwall
Tata	100% Tata	Alchem	Operating	Underground Room and Pillar
WE Soda	100% WE Soda	Westvaco	Operating	Underground, Longwall and Solution
WE Soda	100% WE Soda	Granger	Operating	Underground Flooded Solution
WE Soda	100% WE Soda	Project West	Greenfield Project	Solution

These operations are owned and operated by leading global industry participants, including WE Soda, Tata Chemicals, Şişecam and American Soda. Additionally, management of the Sweetwater Entities has identified two unleased projects within its land perimeter, representing further opportunities for future mineral leasing and royalty generation.

Royalty revenues are dependent on, among other things, production and sales of sodium mineral products by third-party operators, prevailing market prices for soda ash and other sodium mineral products, operator decisions, permitting and regulatory matters, and the continued enforceability and performance of the underlying royalty-bearing agreements.

The Sweetwater Entities' royalty and related payment interests arise under a number of lease, licence and similar agreements entered into over several decades. These agreements vary in form, term, continuation provisions and payment mechanics. The royalty arrangements generally entitle the Sweetwater Entities to payments based on the production, sale or transfer of soda ash, sodium mineral products and related products derived from the applicable leased lands, and certain agreements may include minimum, advance, rental, bonus, shortfall or similar payment provisions. The agreements also contain provisions relating to

reporting, audit rights, operations, assignment, default and other matters customary for royalty-bearing mineral leases and similar arrangements.

Across the portfolio, the principal economic entitlement is generally an 8% production royalty less permitted deductions (typically direct bagging and palletizing costs and freight allowances), although several agreements include alternative calculations, minimum royalties, advance royalties, escalation provisions or most-favoured / highest-comparable-rate mechanisms that may affect the royalty ultimately payable. Royalty calculations may be subject to permitted deductions, adjustments or net-back concepts, including for items such as transportation, freight, handling, taxes, discounts, allowances, bagging, palletizing or other costs specified in the applicable agreement. Certain agreements also include special rules for particular products or streams, including purge liquor, decahydrate, compound sodium products, intermediate products, intra-company transfers and materials recovered from waste or tailings-related sources.

The underlying agreements contain confidentiality provisions restricting disclosure of detailed contractual, operational, geological, production and other information. Accordingly, the disclosure in this Information Circular describes the Sweetwater Entities' trona royalty portfolio on an aggregated basis, except where more specific disclosure is necessary to provide full, true and plain disclosure of all material facts. No individual lease, licence or similar agreement has been determined to be a material contract; however, the Sweetwater Entities' trona royalty portfolio, taken as a whole, is material to the Sweetwater Entities' business.

See "*Technical Information Concerning the Sweetwater Operations*" in Appendix "G" hereto for technical and scientific information regarding the projects relating to these interests.

Senior Secured Notes

On October 19, 2020, Sweetwater Royalties LLC issued US$688,778,929 aggregate principal amount of its 5.32% Senior Secured Notes due September 30, 2040 (the "**Royalty Notes**") pursuant to a Note Purchase Agreement, dated as of August 19, 2020, by and among Sweetwater Royalties LLC and the purchasers listed therein (as amended, the "**Royalty Notes Purchase Agreement**").

The Royalty Notes are senior secured obligations of Sweetwater Royalties LLC, mature on September 30, 2040 and accrue interest at a rate of 5.32% per annum. Principal and interest payments are due semi-annually on March 31 and September 30 of each year. The principal amount of the Royalty Notes amortize in amounts that vary and escalate over the term of the Royalty Notes based on a schedule in the Royalty Notes Purchase Agreement. Required amortization is subject to adjustment in the case of partial prepayment of the Royalty Notes.

The Royalty Notes allow optional prepayment subject to a make-whole premium. The holders of the Royalty Notes have the right to prepayment, if accepted, upon the occurrence of certain events, including certain specified change of control events, at an amount equal to 100% of the unpaid principal amount of the Royalty Notes plus a make-whole premium.

The terms of the Royalty Notes Purchase Agreement require Sweetwater Royalties LLC to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, Sweetwater Royalties LLC's ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. These covenants also limit Sweetwater Royalties LLC's ability to dispose of assets, or amend the terms of its royalty interest contracts. Sweetwater Royalties LLC is currently in compliance with each of these affirmative and negative covenants.

Under the terms of the Royalty Notes Purchase Agreement, Sweetwater Royalties LLC is not permitted to make distributions, other than certain permitted tax distributions, unless (1) there is no default or event of default under the Royalty Notes Purchase Agreement at the time of payment of such distribution, (2) all current and accrued payments of principal and interest on the Royalty Notes that are due and payable have been paid in full, (3) the Debt Service Reserve Account (as defined in the Royalty Notes Purchase Agreement) is funded in accordance with the Royalty Notes Purchase Agreement and (4) the Historical Debt Service Coverage Ratio and Projected Debt Service Coverage Ratio (each as defined in the Royalty Notes Purchase Agreement) are each no less than 1.25:1.00.

RISK FACTORS

The Sweetwater Entities face a variety of significant and diverse risks, many of which are inherent to its business. It should be noted that the list of risk factors below is not exhaustive and that other risks may apply. Other risks and uncertainties that are not presently known to the Sweetwater Entities or the Company or that are not presently considered to be material may become important factors that affect the future financial condition, results of operations, cash flows or business of the Sweetwater

Entities and New URC. The occurrence of any of the risks discussed below could materially adversely affect the business, prospects, financial condition, results of operations or cash flow of the Sweetwater Entities and New URC.

Risks Related to the Business and Industry

The Sweetwater Entities' revenues are primarily derived from royalties on soda ash sales and the market prices of soda ash and other sodium mineral products may fluctuate.

A substantial portion of the Sweetwater Entities' revenue is from royalty payments received by third-party operators that mine soda ash and other sodium mineral products on the Sweetwater Entities' lands. As a result, the Sweetwater Entities' royalty revenues are dependent upon the market price of third-party produced soda ash and other sodium mineral products. When lower market prices for soda ash and sodium mineral products occur, they have an adverse effect on the Sweetwater Entities' revenues. The market prices for soda ash and sodium mineral products are subject to U.S. and global macroeconomic conditions; industrial demand, particularly from glass manufacturing, chemicals, construction and automotive sectors; and logistical costs and constraints; among other factors.

The market prices for soda ash and sodium mineral products have been subject to significant price fluctuations in the past. Price fluctuations for soda ash and sodium mineral products have been particularly volatile in recent years due to supply and demand fundamentals, including domestic production and demand in, and exports from, China and general economic cycles, among other factors. The scale and duration of the impact of any of these factors is uncertain but could lead to a decrease in the Sweetwater Entities' revenues and have a material impact on the Sweetwater Entities' business, earnings, cash flows and financial condition.

Further, the commercial viability of trona mining and soda ash production is highly dependent on global demand for soda ash and sodium bicarbonate products and prevailing market prices. The market prices for soda ash and other sodium mineral products influence operator decisions to produce, expand or curtail operations and production volumes. Volatility of, or declines in, soda ash prices may result in reduced soda ash production and sales volumes, delays to expansions of existing soda ash operations or delays to the development of new soda ash operations, all of which may result in reduced soda ash royalty revenues to the Sweetwater Entities and have a material impact on the Sweetwater Entities' business, earnings, cash flows and financial condition.

The Sweetwater Entities may be unable to repay indebtedness or otherwise comply with the Sweetwater Entities' obligations under the Royalty Notes.

The Sweetwater Entities have a significant amount of indebtedness. As of December 31, 2025, the Sweetwater Entities had total long-term debt of $632 million, consisting of the Royalty Notes. The Sweetwater Entities are required to use a portion of cash flow to service principal and interest on the Royalty Notes, which limits the cash flow available for other business uses. The Sweetwater Entities' ability to make scheduled payments of the principal of, to pay interest on, or to refinance the Royalty Notes depends on future performance, which is subject to economic, financial, competitive and other factors beyond the Sweetwater Entities' control. The Sweetwater Entities may not continue to generate cash flow in the future sufficient to service such debt. The Sweetwater Entities' ability to refinance such indebtedness will depend on the capital markets and its financial condition at such time. The Sweetwater Entities may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Sweetwater Entities' debt obligations.

The terms of the Royalty Notes require the Sweetwater Entities to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Sweetwater Entities' ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. These covenants also limit the Sweetwater Entities' ability to amend certain royalty interest contracts. A failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Royalty Notes and would allow the holders to accelerate the debt, which could materially and adversely affect its business, results of operations and financial condition.

Moreover, the Royalty Notes are secured by the royalty interests that generate substantially all of the Sweetwater Entities' royalty revenues and cash flows, and the terms of the Royalty Notes require the Sweetwater Entities to hold such royalty revenues in restricted accounts and contain covenants that restrict the ability of certain of the Sweetwater Entities to make distributions. As a result of these restrictions, the Sweetwater Entities may be unable to distribute cash from subsidiaries in the event the Sweetwater Entities are unable to comply with these restrictive covenants and meet the required financial ratios and tests, which could have a material adverse effect on its business, financial condition, cash flows and results of operations. The Sweetwater Entities cannot assure you that they will be able to maintain compliance with these covenants in the future and, if they fail to do so, that they will be able to obtain waivers from the relevant lenders or holders and/or amend these covenants.

The Sweetwater Entities are not a soda ash producer. The Sweetwater Entities' royalty revenues from soda ash and other sodium mineral products are subject to the decisions and actions of others.

The Sweetwater Entities do not conduct trona mining or soda ash processing operations. The Sweetwater Entities' soda ash royalty revenues are derived from soda ash production and sales undertaken by third-party operators of trona mines on the Sweetwater Entities' lands and soda ash processing plants. These operators make all decisions as to investments in, and production from, their soda ash operations and the Sweetwater Entities' soda ash royalties are dependent upon decisions made by those operators, among other factors. Accordingly, the Sweetwater Entities' soda ash royalty revenues are reliant on the management and actions of third-parties, over whom the Sweetwater Entities have no control. The third-party operators may take actions or make decisions which are not beneficial to the Sweetwater Entities, which could result in adverse effects on the Sweetwater Entities' business, earnings, cash flows and financial condition.

The Sweetwater Entities' revenue comes from a limited number of companies and soda ash mines.

Of the Sweetwater Entities' revenues for the years ended December 31, 2024 and 2025, 90% and 85%, respectively, came from soda ash royalties derived from five soda ash mines owned by four companies. These companies and soda ash mines may continue to represent a significant portion of the Sweetwater Entities' revenue for future periods. This concentration of revenue could mean that adverse developments in the financial viability of these companies, including their inability to pay their obligations, when due, or adverse developments in the operations at any one of these soda ash mines, including any adverse decisions made by the operators of one or more of these soda ash mines, could have a more significant or longer-term impact on the Sweetwater Entities' results of operations due to the Sweetwater Entities' lack of revenue diversification.

The Sweetwater Entities' third-party soda ash operators depend on international trade and other conditions in key export markets for their products.

Approximately 60% of the soda ash produced in the Green River Basin is exported and thus depends on economic conditions and regulatory policies in export markets. The ability of these operators to sell their products effectively in the major export markets could be adversely affected by a number of factors that are beyond their control, including the deterioration of macroeconomic conditions, international competition, volatility of exchange rates or the imposition of greater tariffs or other trade barriers in those markets, which could have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

Greenfield and brownfield soda ash projects on the Sweetwater Entities' lands may never achieve commercial production.

Greenfield and brownfield soda ash projects require significant capital investment and development by third parties. These projects are subject to risks, including financing, cost overruns, permitting delays, supply chain constraints, infrastructure, power and water availability and favourable market conditions, amongst others. There can be no assurance that they will be completed on a timely basis or at all. If such soda ash projects do not reach commercial production, it may have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

Ownership and management of soda ash mines and projects may change.

The Sweetwater Entities receive royalties on the sale of soda ash and other sodium mineral products mined from the Sweetwater Entities' lands by third-party operators. The soda ash mines and soda ash projects may, from time to time, undergo ownership and management changes, over which the Sweetwater Entities have little or no control. If such changes occur, they may result in changes to the way the soda ash mines and projects are managed or developed, which could have a material impact on the Sweetwater Entities' business, earnings, cash flows and financial condition.

Due to the Sweetwater Entities' lack of product diversification, adverse developments in the soda ash industry would adversely affect the Sweetwater Entities' financial condition.

The Sweetwater Entities rely almost exclusively on the revenues generated from royalties on the production and sale of soda ash. An adverse development in the market for soda ash in U.S. or foreign markets could have a significantly greater impact on the Sweetwater Entities' financial condition than it would on other companies that have a more diverse asset and product base.

Increased use of glass substitutes and recycled glass may affect demand for soda ash, which could adversely affect the Sweetwater Entities' results of operations.

Increased use of glass substitutes or recycled glass in the container industry could have a material adverse effect on the Sweetwater Entities' results of operations and financial condition. Container glass production is one of the principal end markets for soda ash. Competition from increased use of glass substitutes, such as plastic and recycled glass, has had a negative effect on demand for soda ash. While international demand for glass containers is growing, demand for soda ash by the U.S. glass container industry has generally declined over the last ten years. Continued use of containers made with alternative materials such as plastic and aluminum is expected to have a negative effect on domestic demand growth for soda ash in the U.S.

The Sweetwater Entities have limited access to data and disclosure regarding the operations and development of soda ash mines and projects.

As a lessor of land and minerals and holder of royalties on sales of soda ash and other mineral products mined from the Sweetwater Entities' lands, the Sweetwater Entities have limited access to data and information on the Sweetwater Entities' third-party lessees' soda ash operations. Accordingly, the Sweetwater Entities must rely on the accuracy and timeliness of public disclosures and other non-public information the Sweetwater Entities receive from the operators. The Sweetwater Entities use such information in their analyses, forecasts and assessments of royalty revenues for the Sweetwater Entities' business. If such information contains material inaccuracies, omissions, is incomplete, or changes, the Sweetwater Entities' ability to assess and accurately forecast the performance of the Sweetwater Entities' soda ash royalties may be materially impaired.

In addition, the Sweetwater Entities are subject to confidentiality provisions under the Sweetwater Entities' leases which govern the Sweetwater Entities' ability to disclose information provided to the Sweetwater Entities thereunder and, as such, the Sweetwater Entities may not be able to disclose certain information with respect to the soda ash mines and projects and the Sweetwater Entities' royalties. This limited access to data and information and restrictions on disclosure of data and information may restrict the Sweetwater Entities' ability to accurately forecast the performance of its soda ash royalties and share certain information about the producing soda ash mines and development projects.

The Sweetwater Entities depend on third-party operators for the calculation of certain payments, which may include calculation errors.

Royalty payments are calculated by the operators of the relevant operations based on the reported production and sales derived from the Sweetwater Entities' lands. Each operator's calculations are subject to and dependent upon the adequacy and accuracy of its surveying, production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain reporting for the Sweetwater Entities' royalties from the operators provide the Sweetwater Entities with production and operating information that may, depending on the completeness and accuracy of such information, enable the Sweetwater Entities to detect errors in such calculations. However, the Sweetwater Entities' ability to detect all royalty payment errors through the Sweetwater Entities' monitoring is limited, and the Sweetwater Entities may need to make retroactive revenue adjustments for royalty revenues from time to time.

The Sweetwater Entities' royalty contracts provide the right to audit the production and sales data for the associated royalty payments, however, such audits may occur significantly after the Sweetwater Entities' recognition of the revenue in respect of the royalties and may require the Sweetwater Entities to adjust revenue in later periods. In addition, disputes may arise regarding the interpretation of royalty contracts, allowable deductions or pricing mechanisms, which could result in delayed payments, litigation or reduced revenues.

Losing key personnel may impact the Sweetwater Entities' ability to manage and grow the Sweetwater Entities' business.

The Sweetwater Entities' future performance depends, to a significant degree, upon the continued contributions of the Sweetwater Entities' senior management team. The loss or unavailability of any member of the Sweetwater Entities' senior management team could significantly harm the Sweetwater Entities. The Sweetwater Entities face competition for these professionals from competitors and other companies and firms operating in the mining industry. To the extent that the services of the Sweetwater Entities' senior management team would be unavailable to the Sweetwater Entities for any reason, the Sweetwater Entities would be required to hire other personnel to manage, operate and grow the business. The Sweetwater Entities cannot guarantee that they will be able to locate or employ such qualified personnel on acceptable terms or at all. If the Sweetwater Entities are not successful in retaining or recruiting qualified personnel, the Sweetwater Entities' ability to execute the business model and growth strategy could be affected, which could have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

Third-party operators may fail to perform their obligations.

The Sweetwater Entities' revenues depend on the ability and willingness of operators and other counterparties to meet their contractual obligations. Financial distress, operational challenges or strategic changes by these counterparties could result in delayed or reduced payments or termination of agreements.

The Sweetwater Entities may be subject to litigation and disputes.

The Sweetwater Entities may be involved in disputes relating to land ownership, royalty payments or contracts. Such disputes could result in significant legal costs, liabilities and management distraction.

The Sweetwater Entities' operations depend on information systems that may be vulnerable to cyber security threats.

The Sweetwater Entities' operations depend upon information technology systems that may be subject to disruption, damage, or failure from different sources, including, without limitation, installation of malicious software, computer viruses, security breaches, cyber-attacks and defects in design. Threats to information technology systems associated with cyber security risks and cyber incidents or attacks continue to grow. The level of sophistication of such attacks has also increased. It is possible that the business, financial and other systems could be compromised, which could go unnoticed for some time.

Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, privacy and confidentiality breaches and increased costs to prevent, respond to or mitigate cyber security incidents. The significance of any cyber security breach is difficult to quantify but may, in certain circumstances, be material and could have a material adverse effect on the business, financial condition and results of operations of the Sweetwater Entities.

Future pandemics and public health emergencies may significantly impact the Sweetwater Entities.

Future pandemics and public health emergencies could have a significant impact on the Sweetwater Entities' business. The COVID-19 (coronavirus) global health pandemic had a significant impact on the global economy and commodity and financial markets, including extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and supply disruptions. The operation and development of mining projects was also impacted by efforts undertaken to slow the spread of COVID-19. If the operation or development of one or more of the projects in which the Sweetwater Entities hold a royalty and from which the Sweetwater Entities receive or expect to receive significant revenue is suspended and remains suspended as a result of a pandemic or public health emergency (including future variant strains of COVID-19), or if production is reduced due to public health related restrictions and/or supply disruptions, it may have a material impact on the Sweetwater Entities' profitability, results of operations and financial condition. The broader impact of pandemics and public health emergencies on businesses, the global economy or financial and commodity markets may also have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

To the extent that a pandemic or public health emergency adversely affects the Sweetwater Entities' business and financial results, it may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to commodity prices and commodity markets; commodity price fluctuations; credit and liquidity of counterparties; levels of indebtedness; the Sweetwater Entities' ability to raise additional capital; information systems and cyber security; and risks related to the mining operations and projects that the Sweetwater Entities receive royalties from, such as risks related to production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

Risks Related to Mining and Other Operations

The Sweetwater Entities are indirectly exposed to many of the same risk factors as the soda ash operators that lease the Sweetwater Entities' lands in which the Sweetwater Entities hold a royalty interest.

To the extent that they relate to the production of minerals from, or the continued operation of, the soda ash operations in which the Sweetwater Entities hold a royalty interest, the Sweetwater Entities will be indirectly subject to the risk factors applicable to the operators of such mines or projects. Accordingly, any material adverse event occurring at such operations may impact the revenues to the Sweetwater Entities under those agreements, which could have a material adverse effect on the Sweetwater Entities' business, results of operations and financial condition.

Production forecasts may not prove to be accurate.

The Sweetwater Entities prepare estimates and forecasts of future attributable production from the Sweetwater Entities' lands in which the Sweetwater Entities hold soda ash royalties and rely on public disclosure and other information the Sweetwater Entities receive from operators and independent experts to prepare such estimates. Such information is necessarily imprecise

because it depends upon the judgment of the individuals who operate such properties, as well as those who review and assess the geological and engineering information. These production estimates and forecasts are based on assumptions with respect to such properties which change from time to time, and over which the Sweetwater Entities have no control, including the costs of production; the operators' ability to sustain and increase production levels; the sufficiency of infrastructure; the performance of personnel and equipment; the availability of materials and equipment; the ability to maintain and obtain permits; and compliance with existing and future laws and regulations. Any such information is forward-looking, and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates; the location of where the ore is mined varying from estimates; lower than expected processing plant feed grades; short-term operating factors related to the Mineral Reserves; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected geology; and risks and hazards associated with the soda ash mines that the Sweetwater Entities receive royalty payments from, including operational problems such as geological conditions, a failure of a key production component such as a hoist, unexpected labor shortages and strikes. Occurrences of this nature and other accidents, adverse conditions or operational problems in the future, may result in the Sweetwater Entities' failure to realize the benefits of the Sweetwater Entities' production forecasts from time to time. If the Sweetwater Entities' production forecasts prove to be incorrect, it may result in a material adverse effect on its profitability, results of operations and financial condition.

The exploration and development of Mineral Resource properties is inherently dangerous and subject to risks beyond the Sweetwater Entities' control.

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, changes in the regulatory environment, permitting, impact of non-compliance with laws and regulations, fires, explosions, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, less than expected mineral recovery, encountering unanticipated ground or water conditions, tailings, dam failures, periodic interruptions due to inclement or hazardous weather conditions, other natural or manmade disasters, including those exacerbated by climate change, or unfavorable operating conditions and losses. Should any of these risks or hazards affect an operator's exploration or development activities, it may: (i) result in releases of hazardous materials into the environment and environmental pollution, and related liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce soda ash from the company's Mineral Resources or Mineral Reserves; (iii) cause delays or stoppage of mining or processing; (iv) cause personal injury or death and related legal liability; or (v) result in regulatory fines and penalties or the revocation or suspension of licenses. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operations on the Sweetwater Entities' royalty-producing lands and have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

The potential physical effects of climate change, such as increased frequency and severity of high wind conditions, storms, floods, fires, fog, mist, freezing conditions, droughts, sea-level rise and other climate-related events, could affect an operator's exploration or development activities, assets, infrastructure, and supply chain. Climate change risks could result in but are not limited to operational risk from the physical effect of climate events on facilities, mining activities and other assets and infrastructure and the incurrence of significant costs to improve the climate resiliency of such facilities, assets and infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. Any potential losses or costs associated with the physical effects of climate change on the Sweetwater Entities' royalty producing lands could have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

Soda ash operations require various property rights, other than the Sweetwater Entities' properties, permits and licenses; and delays or a failure to obtain, maintain or comply with the terms of such property rights, permits and licenses, could result in interruption or closure of operations or exploration on the Sweetwater Entities' lands.

The exploration, development and operation of mining projects are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting, exports, taxes, labor standards, reclamation obligations, historic and archaeological matters and other matters. The operators of the soda ash operations on the Sweetwater Entities' royalty producing lands require licenses and permits from various governmental authorities to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse effect on the revenue the Sweetwater Entities derive from the Sweetwater Entities' royalties. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including satisfaction of conditions of issue. There can be no guarantee that the operators of soda ash operations in which the Sweetwater Entities hold a royalty interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the soda ash projects, commence construction

or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of operations or in fines, penalties or other liabilities accruing to the operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the Sweetwater Entities' lands and have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

Third-party operators are subject to significant competition from each other and international soda ash producers.

The Sweetwater Entities receive royalties on the sale of soda ash and other sodium mineral products mined from their lands from third-party operators who operate in a competitive global soda ash market and face competition from each other and international natural and synthetic soda ash producers, some of which may benefit from lower costs, government support, and proximity to end-users. Increased capacity, pricing pressure, or changes in trade and transportation conditions could reduce margins or market share. There can be no assurance that Wyoming soda ash will remain cost-competitive, and increased competition could have a material adverse effect on the Sweetwater Entities' business, results of operations and financial condition.

Operations are subject to environmental, health and safety ("EHS") and endangered species laws and regulations that may increase the costs of doing business, restrict operations, or result in liabilities, which could reduce the Sweetwater Entities' revenues.

All phases of the mining business present environmental risks and hazards and are subject to Health, Safety and Environmental regulations pursuant to a variety of government laws and regulations, including laws and regulations related to the protection of endangered and threatened species, emissions of pollutants into the air and water, site reclamation, the use and disposal of hazardous substances, remediation of, and damages to natural resources from, hazardous substances, and workplace safety. Compliance with such laws and regulations can require significant expenditures, including costs for investigation, remediation and capital improvements, and may result in operational delays or restrict operations, and a breach may result in the imposition of administrative, civil or criminal fines and penalties, damages (including third party damages), injunctive relief, permit revocation or modification, or the suspension or cessation of operations, any of which may be material. Such laws and regulations can also impose strict, joint and several liability for the investigation and remediation of environmental conditions at properties, including currently or formerly owned, leased or operated sites, or third-party sites where wastes have been sent, as well as for natural resource damages, third-party property damage or personal injury. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Health, Safety and Environmental legislation and regulation may evolve in a manner that could result in new or stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditure and operating costs. Any breach of Health, Safety and Environmental legislation and regulation by the Sweetwater Entities, as a lessor of lands, could subject them to liability, have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty interest, which could have a material adverse effect on the Sweetwater Entities' profitability, results of operations and financial condition.

The Sweetwater Entities are indirectly exposed to many of the same risk factors as the renewable energy project operators that lease the Sweetwater Entities' lands in which the Sweetwater Entities hold a royalty interest.

To the extent that they relate to the energy generation from, or the continued operation of, the renewable energy projects in respect of which the Sweetwater Entities hold a royalty interest, the Sweetwater Entities will be indirectly subject to the risk factors applicable to the operators of such renewable energy projects. Accordingly, any material adverse event occurring at such operations may impact the Sweetwater Entities' revenues under those agreements, which could have a material adverse effect on the Sweetwater Entities' business, results of operations and financial condition.

DISTRIBUTIONS

For the three months ended March 31, 2026 and 2025, the Sweetwater Partnerships declared and paid aggregate distributions of US$0.0 million and US$18.5 million, respectively, to their respective limited partners, and, for the years ended December 31, 2025 and 2024, the Sweetwater Partnerships declared and paid aggregate distributions of US$48.5 million and US$34 million, respectively, to their respective limited partners. See the Sweetwater Financial Statements included in Schedule "A" to this Appendix "G".

The Royalty Notes contain restrictions on the Sweetwater Partnerships' ability to pay distributions to their limited partners. See "*Risk Factors – Risks Related to the Sweetwater Entities*" and "*Description of the Business– Senior Secured Notes*".

MANAGERS AND EXECUTIVE OFFICERS

The general partner of the Sweetwater Partnerships is Green River Management Holdings LLC and the management of the Sweetwater Entities is carried out by Sweetwater Management LLC under the Management Services Agreements.

The following table includes: (i) the name and jurisdiction of residence of each manager of Green River Management Holdings LLC and each executive officer of Sweetwater Management LLC; (ii) the current position with Green River Management Holdings LLC or Sweetwater Management LLC of each such manager or executive officer and the date the individual became a manager of Green River Management Holdings LLC or executive officer of Sweetwater Management LLC; and (iii) the principal occupation of each such manager or officer in the last five years. As Green River Management Holdings LLC is not a reporting issuer as of the date hereof, its board of managers has made no determination as to the independence of its managers within the meaning specified in National Instrument 52-110 – Audit Committees.

A brief biography, including principal occupation and employment, for each manager of Green River Management Holdings LLC and for each executive officer of Sweetwater Management LLC is provided below.

Name, Jurisdiction of Residence	Current Position and Date the Individual Became a Manager or Officer	Principal Occupations in the Last Five (5) Years
Jon Lamb New York, New York, United States	Manager (since March 2023)	Mr. Lamb is currently the managing partner and chief investment officer – royalties of Orion Resource Partners. (2023 – Present). Prior to these roles, Mr. Lamb was a portfolio manager at Orion Resource Partners (from 2017 – 2023).
Christian Meades New York, New York, United States	Manager (since November 2025)	Mr. Meades is currently an investment associate at Orion Resource Partners (2025 – Present). Prior to this role, Mr. Meades was an investment banking associate (2025), investment banking analyst (2023 – 2025) and corporate banking analyst (2021 – 2023) at Citigroup Inc.
Geoff Elson Denver, Colorado, United States	Manager (since May 2023)	Mr. Elson is currently a managing director (technical services) at Orion Resource Partners (USA) LP (2023 – Present). Prior to this role, Mr. Elson was a director (geology) for Orion Resources Partners (USA) LP(2017-2023)
James Sikora Toronto, Ontario, Canada	Manager (since March 2023)	Mr. Sikora is currently the managing director of the Natural Resources group at Ontario Teachers' Pension Plan (2018 – Present).
Damon Barber Boston, Massachusetts, United States	Manager and Chief Executive Officer (since March 2023)	Mr. Barber is currently the chief executive officer of Sweetwater Management LLC (2023 – Present). Prior to this role, Mr. Barber was the senior managing director of Liberty Metals & Mining (2014 – 2022).
James Perry Denver, Colorado, United States	President (since March 2023)	Mr. Perry is currently the president of Sweetwater Management LLC (2023 – Present). Prior to this role, Mr. Perry was the vice president, business development and strategy, of Sweetwater Management LLC. Mr. Perry is also a non-executive chairman of Heliostar Metals Ltd. (2025 – Present).
John Jordan Denver, Colorado, United States	Vice President, Land (since 2023)	Mr. Jordan is currently the vice president, land (2023 – Present) of Sweetwater Management LLC. Prior to this role, Mr. Jordan was a land manager (2023), senior land advisor (2022 – 2023) and contract landman (2021 – 2022) for Sweetwater Management LLC.

Notes:

1. As of the date hereof, no manager of Green River Management Holdings LLC nor executive officer of Sweetwater Management LLC beneficially owns or controls, directly or indirectly, any outstanding voting securities of the Sweetwater Entities.
2. Green River Management Holdings LLC does not have any committees of its board of managers.

Following completion of the Arrangement, it is anticipated that the directors and officers of New URC will consist of certain directors and/or officers of the Company. See "*Appendix "H" – Information Concerning the Combined Entity*. No manager of Green River Management Holdings LLC or executive officer of Sweetwater Management LLC, upon completion of the Arrangement, is expected to beneficially own or control or direct, directly or indirectly, any outstanding voting securities of New URC.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To Green River Management Holdings LLC's and Sweetwater Management LLC's knowledge, no manager of Green River Management Holdings LLC or executive officer of Sweetwater Management LLC is, as of the date hereof, or was within 10 years before the date hereof, a manager, director, chief executive officer or chief financial officer of any issuer (including Green River Management Holdings LLC and Sweetwater Management LLC) that: (a) was subject to an order that was issued while the manager, director or executive officer was acting in the capacity as manager, director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the manager, director or executive officer ceased to be a manager, director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as manager, director, chief executive officer or chief financial officer. For the purposes of the above, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Bankruptcies

To Green River Management Holdings LLC's and Sweetwater Management LLC's knowledge, no manager of Green River Management Holdings LLC or executive officer of Sweetwater Management LLC, or a shareholder holding a sufficient number of securities of Green River Management Holdings LLC or Sweetwater Management LLC to affect materially the control of Green River Management Holdings LLC or Sweetwater Management LLC, respectively (a) is, as of the date hereof, or has been, within the 10 years before the date hereof, a manager, director or executive officer of any issuer (including Green River Management Holdings LLC and Sweetwater Management LLC) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the manager, director, executive officer or shareholder.

Penalties or Sanctions

To Green River Management Holdings LLC's and Sweetwater Management LLC's knowledge, no manager of Green River Management Holdings LLC or executive officer of Sweetwater Management LLC, or a shareholder holding a sufficient number of securities of Green River Management Holdings LLC or Sweetwater Management LLC to affect materially the control of Green River Management Holdings LLC or Sweetwater Management LLC, respectively, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Indebtedness of Managers, Directors and Officers

None of the managers, directors, executive officers or employees of the Sweetwater Entities have any indebtedness outstanding to the Sweetwater Entities as of the date hereof and no indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by a Sweetwater Entity as of the date hereof. Additionally, no individual who is, or at any time since January 1, 2025 was, a manager, director or executive officer of a Sweetwater Entity, proposed management nominee for manager or director of a Sweetwater Entity or associate of any such manager, director, executive officer or proposed nominee is as of the date hereof, or at any time since January 1, 2025 has been, indebted to a Sweetwater Entity or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by a Sweetwater Entity.

CONFLICTS OF INTEREST

To the knowledge of Green River Management Holdings LLC and Sweetwater Management LLC, there are no known existing or potential material conflicts of interest between the Sweetwater Entities and a manager, director or officer of a Sweetwater Entity.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

No Sweetwater Entity (nor any of the material royalty interests) is subject to any material legal proceedings as of the date hereof. Neither Green River Management Holdings LLC nor Sweetwater Management LLC has knowledge of contemplated proceedings by or against anyone that might materially adversely affect the Sweetwater Entities' financial condition or results of operations. See *"Risk Factors"* in the Information Circular and this Appendix "G".

Regulatory Actions

No Sweetwater Entity is subject to:

- any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority;
- any other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor in making an investment decision; or
- settlement agreements it entered into before a court relating to securities legislation or with any securities regulatory authority.

MATERIAL CONTRACTS

The only material contracts entered into by the Sweetwater Entities as of the date hereof or before such time that is still in effect, other than material contracts entered into in the ordinary course of business, are the Arrangement Agreement and the Royalty Notes.

Royalty Notes

On October 19, 2020, Sweetwater Royalties LLC issued US$688,788,929 aggregate principal amount of Royalty Notes pursuant to the Royalty Notes Purchase Agreement. See "*Description of the Business – Senior Secured Notes*" in the Information Circular for a description of the Royalty Notes and Royalty Notes Purchase Agreement.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No manager of Green River Management Holdings LLC, executive officer of Sweetwater Management LLC or a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Sweetwater Entities, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date hereof that has materially affected or is reasonably expected to materially affect the Sweetwater Entities on a consolidated basis.

AUDITOR

KPMG LLP is the auditor of the combined financial statements of the Sweetwater Entities (excluding the Group Blockers, Spur HoldCo LLC and Green River Management Holdings LLC but including UPX Minerals Inc.) and is the auditor of the Group Blockers. KPMG LLP has advised the boards of directors or managers of each of the aforementioned entities and the Group Blockers that they are independent with respect to each of the aforementioned entities and the Group Blockers within the relevant ethical requirements regarding independence, as that term is defined by the professional standards, AICPA Code of Professional Conduct.

EXPERTS

Erik Hemstad, PE, and Susan Patton, PhD, RM-SME, each a "qualified person" as defined in NI 43-101, are authors responsible for the preparation of the Sweetwater Technical Report. As of the date hereof, each of Ms. Patton and Mr. Hemstad beneficially own, directly or indirectly, no securities of the Sweetwater Entities and are expected to own less than 1% of the outstanding New URC Shares following the Arrangement Closing.

EXECUTIVE COMPENSATION

Neither Green River Management Holdings LLC nor Sweetwater Management LLC is a reporting issuer as of the date hereof. Following completion of the Arrangement, it is anticipated that the directors and officers of New URC will consist of certain directors and/or officers of the Company. See "*Appendix "H" – Information Concerning New URC*".

ADDITIONAL INFORMATION

Financial Statements and Related MD&A

Included in Schedule "A" to this Appendix "G" to the Information Circular are the Sweetwater Financial Statements.

The accompanying management's discussion and analysis for the years ended December 31, 2025 and 2024, as well as the management's discussion and analysis for the three months ended March 31, 2026 and 2025, are each included as Schedule "B" to this Appendix "G" to the Information Circular.

Schedule "A" Audited Annual and Unaudited Interim Financial Statements of the Sweetwater Entities

See attached.

SWEETWATER TRONA FUND LP
AGGIE GRAZING FUND LP
AND COUGAR UTAH FUND LP

Combined Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars)

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sweetwater Trona Fund LP, Aggie Grazing Fund LP, and Cougar Utah Fund LP:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Sweetwater Trona Fund LP, Aggie Grazing Fund LP, and Cougar Utah Fund LP (the Partnerships) as of December 31, 2025 and 2024, the related combined statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Partnerships as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Partnerships management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnerships in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the combined financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

KPMG LLP

We have served as the Partnerships auditor since 2020.

Denver, Colorado
June 18, 2026

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Balance Sheets
(Expressed in thousands of US dollars)

	Note	**December 31, 2025**	December 31, 2024
		$	$
ASSETS			
Current			
Cash		**10,414**	9,452
Restricted cash	5	**40,075**	45,186
Accounts receivable and accrued receivables	6	**1,903**	5,529
Land sale receivable	7	**-**	18,402
Due from related party	12	**99**	363
Prepayments	8	**324**	253
		52,815	79,185
Mineral properties, net	9	**997,664**	1,012,353
Land	7	**153,829**	153,829
Plant, property, and equipment, net		**693**	183
Other long-term assets		**20**	20
Total assets		**1,205,021**	1,245,570
LIABILITIES			
Current			
Advanced minimum royalties - current	10	**20,208**	13,248
Accounts payable and accrued liabilities		**1,658**	1,456
Deferred revenue		**1,610**	469
Due to related party		**451**	398
Interest payable	11	**8,407**	8,571
Lease liabilities - current portion		**109**	45
Long term debt - current portion	11	**15,123**	12,368
		47,566	36,555
Advanced minimum royalties - net of current portion	10	**-**	274
Lease liabilities		**554**	93
Long term debt, net	11	**611,624**	626,271
Contingent transfer of mineral rights	13	**6,000**	6,000
Total liabilities		**665,744**	669,193
MEMBERS' EQUITY			
Contributed capital		**569,206**	569,206
Distributions and dividends	14	**(125,870)**	(77,365)
Retained earnings		**85,535**	74,292
Equity attributable to the owners		**528,871**	566,133
UDC non-controlling interest		**10,406**	10,244
Total members' equity		**539,277**	576,377
Total liabilities and members' equity		**1,205,021**	1,245,570

Nature of operations (Note 1)
Subsequent events (Note 16)

The accompanying notes are an integral part of these combined financial statements.

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Statements of Operations
(Expressed in thousands of US dollars)

	Note	Years ended December 31, 2025	2024
		$	$
Revenue			
Royalty revenue	4(a)	**59,276**	82,514
Lease bonus revenue	4(b)	**4,886**	5,130
Surface revenue	4(c)	**2,994**	2,026
Annual rental revenue		**210**	-
		67,366	89,670
Operating expenses			
Surface owner payments		**321**	348
Exploration costs		**3**	195
General and administrative		**7,499**	5,812
Depletion	9	**14,689**	20,037
		(22,512)	(26,392)
Operating income		**44,854**	63,278
Other income (expenses)			
Amortization of debt issuance costs	11	**(477)**	(496)
Interest expense	11	**(33,954)**	(34,648)
Interest income		**1,896**	2,494
Gain on sale of land	7	**-**	13,788
Other expense		**-**	(40)
		(32,535)	(18,902)
Income before taxes		**12,319**	44,376
Income tax expense		**(70)**	(760)
Net Income		**12,249**	43,616
Net income:			
Attributed to owners of the Group Funds		**11,243**	43,345
Attributed to UDC non-controlling interest		**1,006**	271

The accompanying notes are an integral part of these combined financial statements.

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Statements of Members' Equity
(Expressed in thousands of US dollars)

	Members' equity	UDC Non-controlling interest	Total
	$	$	$
Balance, December 31, 2023	556,641	10,709	567,350
Net income	43,345	271	43,616
Distributions and dividends	(33,853)	-	(33,853)
Dividends paid to non-controlling interest holders	-	(736)	(736)
Balance, December 31, 2024	566,133	10,244	576,377
Net income	11,243	1,006	12,249
Distributions and dividends	(48,505)	-	(48,505)
Dividends paid to non-controlling interest holders	-	(844)	(844)
Balance, December 31, 2025	**528,871**	**10,406**	**539,277**

The accompanying notes are an integral part of these combined financial statements.

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Statements of Cash Flows
(Expressed in thousands of US dollars)

	Years ended December 31,	
	2025	2024
	$	$
Operating activities:		
Net income	**12,249**	43,616
Adjustments for:		
Depletion and depreciation	**14,704**	20,069
Amortization of debt issuance costs	**477**	496
Gain on sale of land	**-**	(13,788)
Changes in non-cash working capital:		
Accounts receivable and accrued receivables	**3,890**	(814)
Prepayments	**(71)**	96
Advanced minimum royalties	**6,686**	(2,485)
Accounts payable and accrued liabilities	**251**	(134)
Deferred revenue	**1,141**	(140)
Interest payable	**(164)**	(175)
Total cash provided by operating activities	**39,163**	**46,741**
Investing activity:		
Proceeds from sale of land	**18,402**	-
Total cash provided by investing activity	**18,402**	-
Financing activities:		
Dividends paid to non-controlling interest holders	**(844)**	(736)
Distributions and dividends	**(48,501)**	(33,968)
Repayment of long term debt	**(12,369)**	(13,240)
Total cash used in financing activities	**(61,714)**	(47,944)
Change in cash and restricted cash	**(4,149)**	(1,203)
Cash and restricted cash, beginning of year	**54,638**	55,841
Cash and restricted cash, end of year	**50,489**	54,638
Supplemental cash flow information:		
Cash paid for interest	**34,118**	34,821
Right of use asset and operating lease liability recognized	**622**	223
Distributions paid in the year ended December 31, 2024, included in accounts payable and accrued liabilities as at December 31, 2023	**-**	(120)
Distributions declared and not yet paid, included in accounts payable and accrued liabilities	**4**	5

The accompanying notes are an integral part of these combined financial statements.

1. NATURE OF OPERATIONS

These combined financial statements as at and for the years ended December 31, 2025 and 2024 (the "combined financial statements") combine the consolidated financial statements of Sweetwater Trona Fund LP ("Sweetwater"), Aggie Grazing Fund LP ("Aggie") and Cougar Utah Fund LP ("Cougar") (each a "Fund", and collectively, the "Group Funds") which are limited partnerships formed in 2020.

All references to the Group Funds are reported on a combined basis, except where the context indicates otherwise. The Group Funds were formed to hold the mineral rights and land acquired in an asset acquisition on October 19, 2020 from Upland Industries Corporation, Anadarko Land Corp, and Anadarko E&P Onshore LLC. The Group Funds' mineral rights and land are located in Wyoming, Utah, Colorado, and Michigan and the Group Funds receives royalty revenue and surface revenue associated with these assets.

2. BASIS OF PREPARATION

a) Basis of presentation

These combined financial statements are prepared in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP").

As the Group Funds are under common control, these combined financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

b) Basis of combination and principles of consolidation

These combined financial statements incorporate the consolidated financial statements of each Fund. The consolidated financial statements of each Fund consolidate all controlled subsidiaries/entities. Control exists where a Fund has controlling voting interest and is deemed to be the primary beneficiary. Subsidiaries are included in the consolidated financial statements of the respective Fund from the date control commences until the date control ceases.

All intercompany balances and transactions are eliminated within each Fund business silo upon consolidation. Transactions between each Fund and their respective parent entity and transactions with Cowboy Land Fund LP, and its subsidiaries (together referred to as "Cowboy") are classified as related party transactions in the combined financial statements.

These combined financial statements are presented in United States dollars, the functional currency of the Group Funds and all its subsidiaries/controlled entities. The functional currency is the currency of the primary economic environment in which an entity operates.

(Expressed in thousands of US dollars, except where noted)

2. BASIS OF PREPARATION (continued)

These combined financial statements include the accounts of the Group Funds and its subsidiaries as at December 31, 2025 as follows:

Name of subsidiary	Percentage Ownership	Principal activity
Aggie Grazing LLC	100%	Hold land and mineral properties and generate royalty, lease bonus and surface revenue
Cougar Utah LLC	100%	Hold mineral properties and generate royalty revenue
Sweetwater Management LLC	100%	Provide management services
Sweetwater Royalties LLC	100%	Financing entity and own a limited-term royalty interest
Sweetwater Surface LLC	100%	Hold land and generate surface revenue
Sweetwater Trona HoldCo LLC ("HoldCo")	100%	Holding company
Sweetwater Trona OpCo LLC ("OpCo")	100%	Purchase and hold mineral properties and generate royalty revenues
UPX Minerals Inc ("UPX")	100%	Hold mineral properties for exploration
Uinta Development Company ("UDC")	52.19%	Hold land and mineral properties and generate royalty, lease bonus and surface revenue

c) Reclassification of prior amounts

The Group Funds has reclassified certain comparative information on the combined statements of cashflows to conform with current year presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates and judgements

In preparing financial statements in conformity with GAAP, management is required to make informed judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

The Group Funds relies on reserve estimates in calculating depletion and the amount of expected future cash flows used in determining possible impairments of mineral properties. Sales and production data for royalty revenue are received at least one month in arrears and result in an accrual for amounts not received during the month sold by the operator. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

b) Non-controlling interest

Non-controlling interest ("NCI") represents the portion of a subsidiary's earnings and losses and net assets that are not owned by the Group Funds. The Group Funds initially recognizes a NCI in an acquisition on the date of acquisition at its fair value. Subsequent to initial recognition and measurement a NCI is allocated its share of net income or loss, and its respective share of each component of other comprehensive income of the consolidated subsidiary.

c) Mineral properties and related depletion

Mineral properties are stated at historical cost less accumulated depletion. Depletion expense for producing mineral properties is recorded using the unit-of-production method over the life of the mineral property, which is estimated using proven and probable reserves.

(Expressed in thousands of US dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Mineral properties impairment

Mineral properties are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When impairment indicators are identified, the recoverability of the carrying value of the mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using estimates of proven and probable reserves and other relevant information received from the operators. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. During the year ended December 31, 2025 or 2024, no impairment indicators were identified and no impairment recognized.

e) Land

Land is stated at historical cost. Valuations are periodically performed or obtained by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments, if any, are recorded by a charge to net income and a valuation allowance if the carrying value of the property exceeds its estimated fair value. During the year ended December 31, 2025 or 2024, no impairment indicators were identified and no impairment recognized.

f) Plant, property, and equipment

Plant, property, and equipment consists primarily of right of use assets, furniture and fittings, computer hardware, and is stated at historical cost less accumulated depreciation. Expenditures related to acquiring or extending the useful life of plant, property and equipment are capitalized. Expenditures for repair and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over an estimated useful life which ranges from 3-10 years depending upon asset type or over the life of the lease as appropriate.

g) Revenues

The Group Funds recognizes royalty revenue in the accounting period it is earned. Advanced Minimum Royalty ("AMR") payments are treated as deferred revenue until royalty revenue associated with the AMR payment is earned. The Group Funds recognizes lease bonus revenue as lease bonus payments are received. Deferred revenue is recorded if surface revenue payments are received in advance and the Group Funds amortizes them over the appropriate accounting period (Note 4).

h) Income taxes

The Group Funds are limited partnerships and no provision for state or federal income taxes has been made, as the liability for such taxes is that of the individual limited partners rather than the Group Funds. The subsidiaries which are single-member limited liability companies have elected not to be treated as corporations for tax purposes and are thus disregarded for U.S. federal tax purposes. For subsidiaries that are subject to income taxes, the annual tax rate is based on income and statutory tax rates in effect within the respective jurisdiction in which the subsidiary operates.

i) Leases

The Group Funds has entered into lease contracts under which it is the lessee for certain facilities, including the administrative corporate office located in Lakewood, Colorado, and a storage warehouse located in Marquette, Michigan. The Group Funds determines whether an arrangement is, or contains, a lease based on the substance of the arrangement at its inception. If the contract is determined to be a lease, the Group Funds classifies the lease as either an operating or financing lease. Operating lease right of use ("ROU") assets are included in property, plant and equipment and operating lease liabilities are included in lease liabilities on the combined balance sheets. There are no financing leases as at December 31, 2025 or December 31, 2024.

ROU assets and operating lease liabilities are initially recognized based on the present value of the future minimum lease payments at the commencement date of the lease. The Group Funds generally uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments, as the rate implicit in the lease is generally not determinable in transactions where the Group Funds is the lessee. The Group Funds' leases may include options to extend or terminate the lease; these options are included in the calculation of ROU assets and operating lease liabilities when it is reasonably certain that the Group Funds will exercise the options. Lease expense is recognized on a straight-line basis over the lease term. Short-term leases with an initial term of 12 months or less are not recognized in the ROU asset and operating lease liability on the combined balance sheets.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are initially recorded at fair value, and subsequently measured based on their classification, generally at amortized cost. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost.

The Group Funds' financial instruments consist of cash, restricted cash, accounts receivable and accrued receivables, due to and from related parties, accounts payable and accrued liabilities, lease liabilities, interest payable, and long-term debt. These financial instruments are carried at amortized cost.

Due to the short-term nature of cash, receivables, payables, and accrued liabilities, their carrying amounts approximate fair value.

Unless otherwise noted, it is management's opinion that the Group Funds are not exposed to significant interest or credit risks arising from these financial instruments.

k) New accounting pronouncements

Pronouncements between December 31, 2025 and the date of this report are not expected to have a significant impact on the Group Funds' operations, balance sheets, or cash flows, nor does the Group Funds expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on the Group Funds' operations, balance sheets or cash flows.

4. REVENUE RECOGNITION

a) Royalty revenue

Royalties are payments received in exchange for granting rights to extract, process, market and sell various resources, including minerals and renewable energy, from the Group Funds' properties. Royalty payments are typically structured as a percentage of revenues derived from such activities after deducting specified costs, if any. As a royalty holder, the Group Funds holds a non-operating interest in and acts as a passive entity in the operations of the project, and the third-party operator of the project is responsible for all operating activities, including subsequent processing, marketing and delivery of all production to their customers. In all its mineral royalty interest arrangements, the Group Funds has concluded that it transfers control of its interest in mineral production to the operator at the point at which mining occurs, and thus, the operator is the Group Funds' customer. The Group Funds further determined that the transfer of each unit of mineral production, comprising its royalty interest, to the operator represents a separate performance obligation under the contract, and each performance obligation is satisfied at the point in time of sale by the operator. Accordingly, the Group Funds recognizes revenue attributable to its royalty interests in the period in which the sale occurs at prices received by the operator from the customer, net of any costs, if applicable, however, the timing of cash receipts varies by contract with each operator.

Certain contracts of the Group Funds' provide for AMR payments, in which payments are received monthly or quarterly. AMR payments are treated as deferred revenue until royalty revenue associated with the AMR payment is earned. However, the AMR payments are non-refundable, and the Group Funds have no liability to said operators. If the AMR payments do not cover the royalties earned for any given period, the operator must pay the difference. One of the Group Funds' contracts do not provide for AMR payments; royalty payments are due quarterly in arrears 25 days following the end of each quarter.

b) Lease bonus revenue

The Group Funds generates lease bonus revenue by leasing certain mineral interests to third-party operators. A lease agreement represents the Group Funds' contract with a customer and generally grants the third-party operator rights to extract and sell certain minerals in exchange for lease bonus payments and a specified royalty interest.

The Group Funds recognizes lease bonus revenues when the lease agreement has been executed, payment has been received, and the Group Funds has no further obligation to refund the payment. Upon execution of the lease agreement, the Group Funds has met its performance obligation, as the contracted rights have transferred to the lessee. During the year ended December 31, 2025, the Group Funds recognized $4.9 million in lease bonus revenue (2024 - $5.1 million).

(Expressed in thousands of US dollars, except where noted)

4. REVENUE RECOGNITION (continued)

c) Surface revenue

The Group Funds earns surface revenue primarily from surface use leases and easement payments. When the Group Funds receives a signed contract and payment, the parcel of land is made available to the respective customer. The amount of surface revenue relating to any upfront signing bonus is recognized upon the execution of the agreement, or in the event of a renewal upon receipt of the renewal payment, as at that point in time, the performance obligation has been satisfied and the customer has right of use.

The Group Funds records deferred revenue if surface revenue payments over a certain threshold are received in advance and amortizes them over the appropriate accounting period. As at December 31, 2025, $1.6 million was recognized as deferred revenue (December 31, 2024 - $0.5 million).

d) Annual rental revenue

The Group Funds earns annual rental revenue primarily from land rental payments. When the Group Funds receives a signed contract and payment, the parcel of land is made available to the respective customer. The Group Funds records deferred revenue if annual rental revenue payments over a certain threshold are received in advance and amortizes them over the appropriate accounting period.

5. RESTRICTED CASH

The use of the Group Funds' trona mineral royalty cash receipts is restricted under a Depositary Agreement, as required by the Royalties Note (Note 11) among Sweetwater Royalties LLC, CITIBANK, National Association ("CITIBANK"), acting as Depositary Agent and CITIBANK as the Collateral Agent. CITIBANK has been granted a security interest in all of Sweetwater Royalties LLC's right, title, and interest to the restricted cash accounts and all financial assets held in or credited to the restricted cash accounts as security for the obligations of the Group Funds to the holders of the Royalties Note. In general, restricted amounts are utilized to pay fees directly associated with the Royalties Note, principal and interest on the Royalties Note, certain Group Funds' operating expenses, tax distributions and excess cash sweep amounts, if required. These payments are made in order of priority (each, a "Waterfall Level") as specified in the depositary agreement. In addition, certain minimum debt service reserve cash balances are required.

On a semi-annual basis aligning with the Royalties Note payment date, any remaining funds after each Waterfall Level requirement has been satisfied are paid to the Group Funds. As at December 31, 2025 the Royalties Note payment due on September 30, 2025 has been made, all Waterfall Level requirements have been satisfied.

A summary of the Group Funds' restricted cash balances are as follows:

	December 31, 2025	December 31, 2024
	$	$
Restricted cash - Royalties revenue account	**16,252**	21,584
Restricted cash - Royalties debt service reserve	**23,773**	23,552
Credit card deposit	**50**	50
	40,075	45,186

6. ACCOUNTS RECEIVABLE AND ACCRUED RECEIVABLES

A summary of the Group Funds' accounts receivable and accrued receivables are as follows:

	December 31, 2025	December 31, 2024
	$	$
Accounts receivables	**1,500**	1,300
Accrued receivables	**403**	4,229
	1,903	5,529

(Expressed in thousands of US dollars, except where noted)

7. LAND

On December 31, 2024, Aggie Grazing LLC sold land with a carrying value of $4.6 million for gross proceeds of $18.4 million. As a result, the Group Funds recorded a gain on sale of land of $13.8 million. On January 2, 2025, the Group Funds received cash of $18.4 million from the purchasing party.

8. PREPAYMENTS

A summary of the Group Funds' prepayments are as follows:

	December 31, 2025	December 31, 2024
	$	$
Insurance	**134**	74
Service contracts	**172**	138
Other	**18**	41
	324	253

9. MINERAL PROPERTIES

A summary of the Group Funds' mineral properties is as follows:

	Total
	$
Cost	
Balance, December 31, 2025, 2024 and 2023	**1,089,539**
Accumulated depletion	
Balance, December 31, 2023	57,149
Depletion	20,037
Balance, December 31, 2024	77,186
Depletion	14,689
Balance, December 31, 2025	**91,875**
Carrying value	
Balance, December 31, 2024	1,012,353
Balance, December 31, 2025	**997,664**

10. ADVANCED MINIMUM ROYALTIES

A summary of the Group Funds' activity related to AMR is as follows:

	December 31, 2025	December 31, 2024
	$	$
Beginning balance	**13,522**	16,007
Increase due to cash received	**59,510**	66,156
Decrease due to revenue recognized	**(52,824)**	(68,641)
Closing balance	**20,208**	13,522
Current portion	**20,208**	13,248
Non-current portion	**-**	274

(Expressed in thousands of US dollars, except where noted)

11. LONG TERM DEBT

A summary of the Group Funds' long term debt is as follows:

	Principal	Debt issuance cost	Total
	$	$	$
Balance, December 31, 2023	657,689	(6,306)	651,383
Amortization of debt issuance costs	-	496	496
Repayments	(13,240)	-	(13,240)
Balance, December 31, 2024	644,449	(5,810)	638,639
Amortization of debt issuance costs	-	477	477
Repayments	(12,369)	-	(12,369)
Balance, December 31, 2025	**632,080**	**(5,333)**	**626,747**
Current portion	15,123	-	15,123
Non-current portion	616,957	(5,333)	611,624

A summary of the Group Funds' payment obligations on long term debt as of December 31, 2025, is as follows:

	$
2026	15,123
2027	18,967
2028	24,255
2029	28,737
2030	33,477
Thereafter	506,188

Senior Secured Notes due 2040

On October 19, 2020, Sweetwater Royalties LLC issued $688.8 million of 5.32% senior secured notes which mature on September 30, 2040 (the "Royalties Note") pursuant to the Note Purchase Agreement between Sweetwater Royalties LLC and each of the noteholders dated August 19, 2020 ("Royalties Note Agreement"). Principal and interest payments are due semi-annually on March 31 and September 30 of each year. The principal payment amounts vary and escalate over the term of the Royalties Note Agreement. A schedule of the principal payment amounts is included in the Royalties Note Agreement.

During the years ended December 31, 2025 and 2024, the Group Funds paid total principal payments of $12.4 million and $13.2 million, respectively, and total interest payments of $34.1 million and $34.8 million, respectively. The Royalties Note is secured by Sweetwater Trona OpCo LLC's mineral properties and all associated income from those properties, with an effective interest rate of 5.38%.

Sweetwater Royalties LLC is currently in compliance with all financial and general covenants required by the Note Agreement. During the year ended December 31, 2025, the Group Funds recorded $34.0 million (2024 - $34.6 million) of interest expense on the Royalties Note.

12. RELATED PARTY

Sweetwater Management LLC ("Sweetwater Management"), a wholly owned subsidiary of Sweetwater, entered into management services agreements with Sweetwater and its other subsidiaries, Aggie and its subsidiaries, Cougar and its subsidiaries and Cowboy. Cowboy entities are related by virtue of common control. Per these agreements, Sweetwater Management provides certain administrative and management services to the other entities under common control. Sweetwater, Aggie, Cougar, and Cowboy will reimburse Sweetwater Management for these services at various times throughout the year.

As of December 31, 2025, $0.04 million receivable balance related to these agreements from Cowboy are included in the due from related party balance on the combined balance sheets (December 31, 2024 - $0.28 million). During the year ended December 31, 2025, $0.38 million of administrative and management services paid by Sweetwater Management were expensed to Cowboy from general and administrative expenses in the combined statements of operations (2024 - $0.56 million).

(Expressed in thousands of US dollars, except where noted)

13. CONTINGENT TRANSFER OF UPX MINERAL RIGHTS

During the year ended December 31, 2022, the Group Funds entered into an option and earn-in agreement (the "Option Agreement") with Talon Metals Corp ("Talon") for Talon to acquire up to an 80% ownership interest in the mineral rights in a land package owned by UPX ("UPX Mineral Rights"), subject to certain requirements, including minimum exploration expenditure and drilling over five years. The transfer of the UPX Mineral Rights is contingent upon Talon completing the minimum exploration requirements. Upon completion of the Option Agreement, ownership interests in the UPX Mineral Rights will be transferred to a joint venture between UPX and Talon.

As partial consideration for entering the option agreement, Talon issued shares in satisfaction of the Group Funds' $6.0 million loan payable. The fair value of the UPX Mineral Rights is determined to be $6.0 million on the basis that it was acquired by a third party in an arm's length transaction with no discount or premium upon issuance and is classified as within Level 3 of the fair value hierarchy. There have been no changes to the fair value on the UPX Mineral Rights from the date of issuance to December 31, 2025 as there have been no events or transactions resulting in a change to the exploration stage of the UPX Mineral Rights.

14. DISTRIBUTIONS AND DIVIDENDS

A summary of the Group Funds' distributions and dividends for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	$	$
Sweetwater Trona Fund LP	**30,000**	29,000
Aggie Grazing Fund LP	**18,500**	4,848
Cougar Utah Fund LP	**5**	5
	48,505	33,853

15. COMMITMENTS AND CONTINGENCIES

Other than the long term debt outlined in Note 11, the Group Funds had no material commitments and contingencies or litigations as of December 31, 2025 or December 31, 2024.

16. SUBSEQUENT EVENTS

On April 16, 2026, Uranium Royalty Corp. ("URC") and certain affiliates of Orion Resource Partners (USA) LP and Ontario Teachers' Pension Plan (collectively, the "Sweetwater Investors") entered into an arrangement agreement pursuant to which, among other things, URC will acquire the Sweetwater Investors' approximate 92% interest in entities, including the Group Funds, holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States, for approximately US$1.14 billion, payable in a combination of cash and common shares of URC.

The Group Funds has evaluated subsequent events from December 31, 2025 through June 18, 2026 the date at which these consolidated financial statements were available to be issued and determined that there are no other items to disclose.

SWEETWATER TRONA FUND LP
AGGIE GRAZING FUND LP
AND COUGAR UTAH FUND LP

Combined Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - Expressed in thousands of US dollars)

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Balance Sheets
(Unaudited - Expressed in thousands of US dollars)

	Note	March 31, 2026	December 31, 2025
		$	$
ASSETS			
Current			
Cash		**15,528**	10,414
Restricted cash	5	**25,028**	40,075
Accounts receivable and accrued receivables	6	**1,813**	1,903
Due from related party	12	**262**	99
Prepayments	8	**423**	324
		43,054	52,815
Mineral properties, net	9	**994,743**	997,664
Land	7	**153,829**	153,829
Plant, property, and equipment, net		**665**	693
Other long-term assets		**20**	20
Total assets		**1,192,311**	1,205,021
LIABILITIES			
Current			
Advanced minimum royalties	10	**23,246**	20,208
Accounts payable and accrued liabilities		**1,626**	1,658
Deferred revenue		**1,571**	1,610
Due to related party	12	**-**	451
Income taxes payable		**201**	-
Interest payable	11	**-**	8,407
Lease liabilities - current portion		**111**	109
Long term debt - current portion	11	**17,097**	15,123
		43,852	47,566
Lease liabilities		**526**	554
Long term debt, net	11	**602,867**	611,624
Contingent transfer of mineral rights	13	**6,000**	6,000
Total liabilities		**653,245**	665,744
MEMBERS' EQUITY			
Contributed capital		**569,206**	569,206
Distributions and dividends	14	**(125,870)**	(125,870)
Retained earnings		**85,440**	85,535
Equity attributable to the owners		**528,776**	528,871
UDC non-controlling interest		**10,290**	10,406
Total members' equity		**539,066**	539,277
Total liabilities and members' equity		**1,192,311**	1,205,021

Nature of operations (Note 1)
Subsequent events (Note 16)

The accompanying notes are an integral part of these combined financial statements.

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Statements of Operations
(Unaudited - Expressed in thousands of US dollars)

	Note	Three months ended March 31, **2026**	2025
		$	$
Revenue			
Royalty revenue	4(a)	**12,215**	18,966
Surface revenue	4(c)	**1,120**	1,015
Annual rental revenue		**316**	-
		13,651	19,981
Operating expenses			
Surface owner payments		**51**	79
General and administrative		**2,237**	1,688
Depletion	9	**2,921**	4,354
		(5,209)	(6,121)
Operating income		**8,442**	13,860
Other income (expenses)			
Amortization of debt issuance costs	11	**(120)**	(121)
Interest expense	11	**(8,407)**	(8,571)
Interest income		**389**	561
		(8,138)	(8,131)
Income before taxes		**304**	5,729
Income tax expense		**(201)**	-
Net income		**103**	5,729
Net income (loss):			
Attributed to owners of the Group Funds		**(95)**	5,448
Attributed to UDC non-controlling interest		**198**	281

The accompanying notes are an integral part of these combined financial statements.

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Statements of Members' Equity
(Unaudited - Expressed in thousands of US dollars)

	Members' equity	UDC Non-controlling interest	Total
	$	$	$
Balance, December 31, 2024	566,133	10,244	576,377
Net income	5,448	281	5,729
Distributions and dividends	(18,503)	-	(18,503)
Dividends paid to non-controlling interest holders	-	(59)	(59)
Balance, March 31, 2025	553,078	10,466	563,544
Net income	5,795	725	6,520
Distributions and dividends	(30,002)	-	(30,002)
Dividends paid to non-controlling interest holders	-	(785)	(785)
Balance, December 31, 2025	528,871	10,406	539,277
Net income (loss)	(95)	198	103
Dividends paid to non-controlling interest holders	-	(314)	(314)
Balance, March 31, 2026	**528,776**	**10,290**	**539,066**

The accompanying notes are an integral part of these combined financial statements.

SWEETWATER TRONA FUND LP, AGGIE GRAZING FUND LP AND COUGAR UTAH FUND LP
Combined Statements of Cash Flows
(Unaudited - Expressed in thousands of US dollars)

	Three months ended March 31,	
	2026	2025
	$	$
Operating activities:		
Net income	**103**	5,729
Adjustments for:		
Depletion and depreciation	**2,923**	4,357
Amortization of debt issuance costs	**120**	121
Changes in non-cash working capital:		
Accounts receivable and accrued receivables	**(73)**	(398)
Prepayments	**(99)**	(247)
Advanced minimum royalties	**3,038**	3,518
Accounts payable and accrued liabilities	**(483)**	(253)
Deferred revenue	**(39)**	227
Income taxes payable	**201**	-
Interest payable	**(8,407)**	(8,571)
Total cash (used in) provided by operating activities	**(2,716)**	4,483
Investing activity:		
Proceeds from sale of land	**-**	18,402
Total cash provided by investing activity	**-**	18,402
Financing activities:		
Dividends paid to non-controlling interest holders	**(314)**	(59)
Distributions and dividends	**-**	(18,501)
Repayment of long term debt	**(6,903)**	(6,251)
Total cash used in financing activities	**(7,217)**	(24,811)
Change in cash and restricted cash	**(9,933)**	(1,926)
Cash and restricted cash, beginning of period	**50,489**	54,638
Cash and restricted cash, end of period	**40,556**	52,712
Supplemental cash flow information:		
Cash paid for interest	**16,813**	17,142
Right of use asset and operating lease liability recognized	**-**	623
Distributions declared and not yet paid, included in accounts payable and accrued liabilities	**-**	2

The accompanying notes are an integral part of these combined financial statements.

(Unaudited - Expressed in thousands of US dollars, except where noted)

1. NATURE OF OPERATIONS

These combined financial statements as at and for the three months ended March 31, 2026 and 2025 (the "combined financial statements") combine the consolidated financial statements of Sweetwater Trona Fund LP ("Sweetwater"), Aggie Grazing Fund LP ("Aggie") and Cougar Utah Fund LP ("Cougar") (each a "Fund", and collectively, the "Group Funds") which are limited partnerships formed in 2020.

All references to the Group Funds are reported on a combined basis, except where the context indicates otherwise. The Group Funds were formed to hold the mineral rights and land acquired in an asset acquisition on October 19, 2020 from Upland Industries Corporation, Anadarko Land Corp, and Anadarko E&P Onshore LLC. The Group Funds' mineral rights and land are located in Wyoming, Utah, Colorado, and Michigan and the Group Funds receives royalty revenue and surface revenue associated with these assets.

2. BASIS OF PREPARATION

a) Basis of presentation

The unaudited combined financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025 have been prepared on the same basis as the Group Funds audited financial statements for the year ended December 31, 2025 and reflect all normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the Group Funds financial position as of March 31, 2026 and results of operations, members' equity, and cash flows for the periods presented. These unaudited combined financial statements are prepared in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP").

As the Group Funds are under common control, these combined financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

b) Basis of combination and principles of consolidation

These combined financial statements incorporate the consolidated financial statements of each Fund. The consolidated financial statements of each Fund consolidate all controlled subsidiaries/entities. Control exists where a Fund has controlling voting interest and is deemed to be the primary beneficiary. Subsidiaries are included in the consolidated financial statements of the respective Fund from the date control commences until the date control ceases.

All intercompany balances and transactions are eliminated within each Fund business silo upon consolidation. Transactions between each Fund and their respective parent entity and transactions with Cowboy Land Fund LP, and its subsidiaries (together referred to as "Cowboy") are classified as related party transactions in the combined financial statements.

These combined financial statements are presented in United States dollars, the functional currency of the Group Funds and all its subsidiaries/controlled entities. The functional currency is the currency of the primary economic environment in which an entity operates.

(Unaudited - Expressed in thousands of US dollars, except where noted)

2. BASIS OF PREPARATION (continued)

These combined financial statements include the accounts of the Group Funds and its subsidiaries as at March 31, 2026 as follows:

Name of subsidiary	Percentage Ownership	Principal activity
Aggie Grazing LLC	100%	Hold land and mineral properties and generate royalty, lease bonus and surface revenue
Cougar Utah LLC	100%	Hold mineral properties and generate royalty revenue
Sweetwater Management LLC	100%	Provide management services
Sweetwater Royalties LLC	100%	Financing entity and own a limited-term royalty interest
Sweetwater Surface LLC	100%	Hold land and generate surface revenue
Sweetwater Trona HoldCo LLC ("HoldCo")	100%	Holding company
Sweetwater Trona OpCo LLC ("OpCo")	100%	Purchase and hold mineral properties and generate royalty revenues
UPX Minerals Inc ("UPX")	100%	Hold mineral properties for exploration
Uinta Development Company ("UDC")	52.19%	Hold land and mineral properties and generate royalty, lease bonus and surface revenue

3. SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates and judgements

In preparing financial statements in conformity with GAAP, management is required to make informed judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

The Group Funds relies on reserve estimates in calculating depletion and the amount of expected future cash flows used in determining possible impairments of mineral properties. Sales and production data for royalty revenue are received at least one month in arrears and result in an accrual for amounts not received during the month sold by the operator. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

b) Non-controlling interest

Non-controlling interest ("NCI") represents the portion of a subsidiary's earnings and losses and net assets that are not owned by the Group Funds. The Group Funds initially recognizes a NCI in an acquisition on the date of acquisition at its fair value. Subsequent to initial recognition and measurement a NCI is allocated its share of net income or loss, and its respective share of each component of other comprehensive income of the consolidated subsidiary.

c) Mineral properties and related depletion

Mineral properties are stated at historical cost less accumulated depletion. Depletion expense for producing mineral properties is recorded using the unit-of-production method over the life of the mineral property, which is estimated using proven and probable reserves.

(Unaudited - Expressed in thousands of US dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Mineral properties impairment

Mineral properties are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When impairment indicators are identified, the recoverability of the carrying value of the mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using estimates of proven and probable reserves and other relevant information received from the operators. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. During the three months ended March 31, 2026 or 2025, no impairment indicators were identified and no impairment recognized.

e) Land

Land is stated at historical cost. Valuations are periodically performed or obtained by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments, if any, are recorded by a charge to net income and a valuation allowance if the carrying value of the property exceeds its estimated fair value. During the three months ended March 31, 2026 or 2025, no impairment indicators were identified and no impairment recognized.

f) Plant, property, and equipment

Plant, property, and equipment consists primarily of right of use assets, furniture and fittings, computer hardware, and is stated at historical cost less accumulated depreciation. Expenditures related to acquiring or extending the useful life of plant, property and equipment are capitalized. Expenditures for repair and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over an estimated useful life which ranges from 3-10 years depending upon asset type or over the life of the lease as appropriate.

g) Revenues

The Group Funds recognizes royalty revenue in the accounting period it is earned. Advanced Minimum Royalty ("AMR") payments are treated as deferred revenue until royalty revenue associated with the AMR payment is earned. The Group Funds recognizes lease bonus revenue as lease bonus payments are received. Deferred revenue is recorded if surface revenue payments are received in advance and the Group Funds amortizes them over the appropriate accounting period (Note 4).

h) Income taxes

The Group Funds are limited partnerships and no provision for state or federal income taxes has been made, as the liability for such taxes is that of the individual limited partners rather than the Group Funds. The subsidiaries which are single-member limited liability companies have elected not to be treated as corporations for tax purposes and are thus disregarded for U.S. federal tax purposes. For subsidiaries that are subject to income taxes, the annual tax rate is based on income and statutory tax rates in effect within the respective jurisdiction in which the subsidiary operates.

i) Leases

The Group Funds has entered into lease contracts under which it is the lessee for certain facilities, including the administrative corporate office located in Lakewood, Colorado, and a storage warehouse located in Marquette, Michigan. The Group Funds determines whether an arrangement is, or contains, a lease based on the substance of the arrangement at its inception. If the contract is determined to be a lease, the Group Funds classifies the lease as either an operating or financing lease. Operating lease right of use ("ROU") assets are included in property, plant and equipment and operating lease liabilities are included in lease liabilities on the combined balance sheets. There are no financing leases as at March 31, 2026 or December 31, 2025.

ROU assets and operating lease liabilities are initially recognized based on the present value of the future minimum lease payments at the commencement date of the lease. The Group Funds generally uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments, as the rate implicit in the lease is generally not determinable in transactions where the Group Funds is the lessee. The Group Funds' leases may include options to extend or terminate the lease; these options are included in the calculation of ROU assets and operating lease liabilities when it is reasonably certain that the Group Funds will exercise the options. Lease expense is recognized on a straight-line basis over the lease term. Short-term leases with an initial term of 12 months or less are not recognized in the ROU asset and operating lease liability on the combined balance sheets.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are initially recorded at fair value, and subsequently measured based on their classification, generally at amortized cost. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost.

The Group Funds' financial instruments consist of cash, restricted cash, accounts receivable and accrued receivables, due to and from related parties, accounts payable and accrued liabilities, lease liabilities, interest payable, and long-term debt. These financial instruments are carried at amortized cost.

Due to the short-term nature of cash, receivables, payables, and accrued liabilities, their carrying amounts approximate fair value.

Unless otherwise noted, it is management's opinion that the Group Funds are not exposed to significant interest or credit risks arising from these financial instruments.

k) New accounting pronouncements

Pronouncements between March 31, 2026 and the date of this report are not expected to have a significant impact on the Group Funds' operations, balance sheets, or cash flows, nor does the Group Funds expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on the Group Funds' operations, balance sheets or cash flows.

4. REVENUE RECOGNITION

a) Royalty revenue

Royalties are payments received in exchange for granting rights to extract, process, market and sell various resources, including minerals and renewable energy, from the Group Funds' properties. Royalty payments are typically structured as a percentage of revenues derived from such activities after deducting specified costs, if any. As a royalty holder, the Group Funds holds a non-operating interest in and acts as a passive entity in the operations of the project, and the third-party operator of the project is responsible for all operating activities, including subsequent processing, marketing and delivery of all production to their customers. In all its mineral royalty interest arrangements, the Group Funds has concluded that it transfers control of its interest in mineral production to the operator at the point at which mining occurs, and thus, the operator is the Group Funds' customer. The Group Funds further determined that the transfer of each unit of mineral production, comprising its royalty interest, to the operator represents a separate performance obligation under the contract, and each performance obligation is satisfied at the point in time of sale by the operator. Accordingly, the Group Funds recognizes revenue attributable to its royalty interests in the period in which the sale occurs at prices received by the operator from the customer, net of any costs, if applicable, however, the timing of cash receipts varies by contract with each operator.

Certain contracts of the Group Funds' provide for AMR payments, in which payments are received monthly or quarterly. AMR payments are treated as deferred revenue until royalty revenue associated with the AMR payment is earned. However, the AMR payments are non-refundable, and the Group Funds have no liability to said operators. If the AMR payments do not cover the royalties earned for any given period, the operator must pay the difference. One of the Group Funds' contracts does not provide for AMR payments; royalty payments are due quarterly in arrears 25 days following the end of each quarter.

b) Lease bonus revenue

The Group Funds generates lease bonus revenue by leasing certain mineral interests to third-party operators. A lease agreement represents the Group Funds' contract with a customer and generally grants the third-party operator rights to extract and sell certain minerals in exchange for lease bonus payments and a specified royalty interest.

The Group Funds recognizes lease bonus revenues when the lease agreement has been executed, payment has been received, and the Group Funds has no further obligation to refund the payment. Upon execution of the lease agreement, the Group Funds has met its performance obligation, as the contracted rights have transferred to the lessee.

(Unaudited - Expressed in thousands of US dollars, except where noted)

4. REVENUE RECOGNITION (continued)

c) Surface revenue

The Group Funds earns surface revenue primarily from surface use leases and easement payments. When the Group Funds receives a signed contract and payment, the parcel of land is made available to the respective customer. The amount of surface revenue relating to any upfront signing bonus is recognized upon the execution of the agreement, or in the event of a renewal upon receipt of the renewal payment, as at that point in time, the performance obligation has been satisfied and the customer has right of use.

The Group Funds records deferred revenue if surface revenue payments over a certain threshold are received in advance and amortizes them over the appropriate accounting period. As of March 31, 2026, $1.6 million was recognized as deferred revenue (December 31, 2025 - $1.6 million).

d) Annual rental revenue

The Group Funds earns annual rental revenue primarily from land rental payments. When the Group Funds receives a signed contract and payment, the parcel of land is made available to the respective customer. The Group Funds records deferred revenue if annual rental revenue payments over a certain threshold are received in advance and amortizes them over the appropriate accounting period.

5. RESTRICTED CASH

The use of the Group Funds' trona mineral royalty cash receipts is restricted under a Depositary Agreement, as required by the Royalties Notes (Note 11) among Sweetwater Royalties LLC, CITIBANK, National Association ("CITIBANK"), acting as Depositary Agent and CITIBANK as the Collateral Agent. CITIBANK has been granted a security interest in all of Sweetwater Royalties LLC's right, title, and interest to the restricted cash accounts and all financial assets held in or credited to the restricted cash accounts as security for the obligations of the Group Funds to the holders of the Royalties Notes. In general, restricted amounts are utilized to pay fees directly associated with the Royalties Notes, principal and interest on the Royalties Notes, certain Group Funds' operating expenses, tax distributions and excess cash sweep amounts, if required. These payments are made in order of priority (each, a "Waterfall Level") as specified in the depositary agreement. In addition, certain minimum debt service reserve cash balances are required.

On a semi-annual basis aligning with the Royalties Notes payment date, any remaining funds after each Waterfall Level requirement has been satisfied are paid to the Group Funds. As of March 31, 2026, the Royalties Notes payment due on March 31, 2026 has been made, and all Waterfall Level requirements have been satisfied.

A summary of the Group Funds' restricted cash balances are as follows:

	March 31, 2026	December 31, 2025
	$	$
Restricted cash - Royalties revenue account	**71**	16,252
Restricted cash - Royalties debt service reserve	**24,907**	23,773
Credit card deposit	**50**	50
	25,028	40,075

6. ACCOUNTS RECEIVABLE AND ACCRUED RECEIVABLES

A summary of the Group Funds' accounts receivable and accrued receivables are as follows:

	March 31, 2026	December 31, 2025
	$	$
Accounts receivable	**974**	1,500
Accrued receivables	**839**	403
	1,813	1,903

(Unaudited - Expressed in thousands of US dollars, except where noted)

7. LAND

On December 31, 2024, Aggie Grazing LLC sold land with a carrying value of $4.6 million for gross proceeds of $18.4 million. As a result, the Group Funds recorded a gain on sale of land of $13.8 million. On January 2, 2025, the Group Funds received cash of $18.4 million from the purchasing party.

8. PREPAYMENTS

A summary of the Group Funds' prepayments are as follows:

	March 31, 2026	December 31, 2025
	$	$
Insurance	**268**	134
Service contracts	**121**	172
Other	**34**	18
	423	324

9. MINERAL PROPERTIES

A summary of the Group Funds' mineral properties is as follows:

	Total
	$
Cost	
Balance, March 31, 2026 and December 31, 2025 and 2024	**1,089,539**
Accumulated depletion	
Balance, December 31, 2024	77,186
Depletion	14,689
Balance, December 31, 2025	91,875
Depletion	2,921
Balance, March 31, 2026	**94,796**
Carrying value	
Balance, December 31, 2025	997,664
Balance, March 31, 2026	**994,743**

10. ADVANCED MINIMUM ROYALTIES

A summary of the Group Funds' activity related to AMR is as follows:

	March 31, 2026	December 31, 2025
	$	$
Beginning balance	**20,208**	13,522
Increase due to cash received	**13,799**	59,510
Decrease due to revenue recognized	**(10,761)**	(52,824)
Closing balance	**23,246**	20,208

(Unaudited - Expressed in thousands of US dollars, except where noted)

11. LONG TERM DEBT

A summary of the Group Funds' long term debt is as follows:

	Principal	Debt issuance cost	Total
	$	$	$
Balance, December 31, 2024	644,449	(5,810)	638,639
Amortization of debt issuance costs	-	477	477
Repayments	(12,369)	-	(12,369)
Balance, December 31, 2025	632,080	(5,333)	626,747
Amortization of debt issuance costs	-	120	120
Repayments	(6,903)	-	(6,903)
Balance, March 31, 2026	**625,177**	**(5,213)**	**619,964**
Current portion	17,097	-	17,097
Non-current portion	608,080	(5,213)	602,867

A summary of the Group Funds' payment obligations on long term debt as of March 31, 2026, is as follows:

	$
2026	8,221
2027	18,967
2028	24,255
2029	28,737
2030	33,477
Thereafter	506,307

Senior Secured Notes due 2040

On October 19, 2020, Sweetwater Royalties LLC issued $688.8 million of 5.32% senior secured notes which mature on September 30, 2040 (the "Royalties Notes") pursuant to the Note Purchase Agreement between Sweetwater Royalties LLC and each of the noteholders dated August 19, 2020 ("Royalties Notes Agreement"). Principal and interest payments are due semi-annually on March 31 and September 30 of each year. The principal payment amounts vary and escalate over the term of the Royalties Notes Agreement. A schedule of the principal payment amounts is included in the Royalties Notes Agreement.

During the three months ended March 31, 2026 and 2025, the Group Funds paid total principal payments of $6.9 million and $6.3 million, respectively, and total interest payments of $16.8 million and $17.1 million, respectively. The Royalties Notes are secured by Sweetwater Trona OpCo LLC's mineral properties and all associated income from those properties, with an effective interest rate of 5.38%.

Sweetwater Royalties LLC is currently in compliance with all financial and general covenants required by the Royalties Notes Agreement. During the three months ended March 31, 2026, the Group Funds recorded $8.4 million (2025 - $8.6 million) of interest expense on the Royalties Notes.

12. RELATED PARTY

Sweetwater Management LLC ("Sweetwater Management"), a wholly owned subsidiary of Sweetwater, entered into management services agreements with Sweetwater and its other subsidiaries, Aggie and its subsidiaries, Cougar and its subsidiaries and Cowboy. Cowboy entities are related by virtue of common control. Per these agreements, Sweetwater Management provides certain administrative and management services to the other entities under common control. Sweetwater, Aggie, Cougar, and Cowboy will reimburse Sweetwater Management for these services at various times throughout the year.

As at March 31, 2026, $0.16 million receivable balance related to these agreements from Cowboy is included in the due from related party balance on the combined balance sheets (December 31, 2025 - $0.04 million). During the three months ended March 31, 2026, $0.11 million of administrative and management services paid by Sweetwater Management were expensed to Cowboy from general and administrative expenses in the combined statements of operations (2025 - $0.31 million).

(Unaudited - Expressed in thousands of US dollars, except where noted)

13. CONTINGENT TRANSFER OF UPX MINERAL RIGHTS

During the year ended December 31, 2022, the Group Funds entered into an option and earn-in agreement (the "Option Agreement") with Talon Metals Corp ("Talon") for Talon to acquire up to an 80% ownership interest in the mineral rights in a land package owned by UPX ("UPX Mineral Rights"), subject to certain requirements, including minimum exploration expenditure and drilling over five years. The transfer of the UPX Mineral Rights is contingent upon Talon completing the minimum exploration requirements. Upon completion of the Option Agreement, ownership interests in the UPX Mineral Rights will be transferred to a joint venture between UPX and Talon.

As partial consideration for entering the option agreement, Talon issued shares in satisfaction of the Group Funds' $6.0 million loan payable. The fair value of the UPX Mineral Rights is determined to be $6.0 million on the basis that it was acquired by a third party in an arm's length transaction with no discount or premium upon issuance and is classified as within Level 3 of the fair value hierarchy. There have been no changes to the fair value on the UPX Mineral Rights from the date of issuance to March 31, 2026 as there have been no events or transactions resulting in a change to the exploration stage of the UPX Mineral Rights.

14. DISTRIBUTIONS AND DIVIDENDS

A summary of the Group Funds' distributions and dividends for the three months ended March 31, 2026 and 2025 are as follows:

	2026	2025
	$	$
Sweetwater Trona Fund LP	-	3
Aggie Grazing Fund LP	-	18,500
Cougar Utah Fund LP	-	-
	-	18,503

15. COMMITMENTS AND CONTINGENCIES

Other than the long term debt outlined in Note 11, the Group Funds had no material commitments and contingencies or litigations as of March 31, 2026 or December 31, 2025.

16. SUBSEQUENT EVENTS

On April 16, 2026, Uranium Royalty Corp. ("URC") and certain affiliates of Orion Resource Partners (USA) LP and Ontario Teachers' Pension Plan (collectively, the "Sweetwater Investors") entered into an arrangement agreement pursuant to which, among other things, URC will acquire the Sweetwater Investors' approximate 92% interest in entities, including the Group Funds, holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States, for approximately US$1.14 billion, payable in a combination of cash and common shares of URC.

The Group Funds has evaluated subsequent events from March 31, 2026 through June 18, 2026, the date at which these consolidated financial statements were available to be issued and determined that there are no other items to disclose.

Schedule "B" Management Discussion and Analysis of the Sweetwater Entities

Management's Discussion and Analysis

The following management's discussion and analysis ("**MD&A**") is intended to help the reader understand the results of operations and financial condition of the relevant Sweetwater Entities. This MD&A is provided as a supplement to, and should be read in conjunction with, the audited combined financial statements of the Sweetwater Partnerships for the financial years ended December 31, 2025 and 2024 and the unaudited combined financial statements of the Sweetwater Partnerships for the three months ended March 31, 2026 and 2025 set out in Schedule "A" to this Appendix "G". All amounts in this MD&A have been presented in United States dollars.

The information set forth in this MD&A represents selected historical financial information for:

(A) a 100% interest in the Sweetwater Entities, excluding: (1) Sweetwater Trona Block LLC, Cougar Utah Block LLC, Aggie Grazing Block LLC (together the "**Group Blockers**"), and Spur HoldCo LLC, each a holding company and organized under the laws of the State of Delaware; and (2) Green River Management Holdings LLC, the managing member of each of the Group Blockers and general partner of Sweetwater Trona Fund LP, Cougar Utah Fund LP and Aggie Grazing Fund LP and organized under the laws of the State of Delaware; and

(B) UPX Minerals Inc., a corporation organized under the laws of the State of Delaware and not forming part of the Sweetwater Entities to be acquired by New URC under the Transactions.

The Group Blockers, Spur HoldCo LLC and Green River Management Holdings LLC do not conduct any operating activities and do not generate any revenues. The expenses of the Group Blockers, Spur HoldCo LLC and Green River Management Holdings LLC are limited to immaterial administrative costs. UPX Minerals Inc. is a similar non-operating entity. The interests in UPX Minerals Inc. were originally expected to form part of the interests to be transferred to New URC upon completion of the Transactions but such transfer was ultimately removed.

The exclusion of the Group Blockers, Spur HoldCo LLC and Green River Management Holdings LLC and the inclusion of UPX Minerals Inc. have no material impact on a reader's understanding the results of operations and the financial condition of the Sweetwater Entities. Upon completion of the Transactions, New URC will hold an approximate 92% interest in the Sweetwater Entities.

For the purposes of this MD&A, references to "Sweetwater Entities" includes UPX Minerals Inc. and excludes the Group Blockers, Spur HoldCo LLC and Green River Management Holdings LLC, except where the context otherwise requires.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those factors presented in "Risk Factors".

Overview

The Sweetwater Entities operate a Wyoming-focused royalty and landholding business headquartered in Lakewood, Colorado. The Sweetwater Entities are the largest private landowner in the State of Wyoming, encompassing approximately 850,000 fee surface acres and approximately 4.5 million fee mineral acres across their regional operations.

The business consists of a diversified portfolio of landholdings and associated royalties spanning several sectors:

- Soda Ash Production: The primary component of the business, supported by long-term royalty streams.
- Mineral Development: Royalties derived from various mineral extraction activities.
- Renewables and Grazing: Ancillary revenue generated from renewable energy projects and agricultural land use.

The Sweetwater Entities' value is driven by their position in the Green River Basin, which contains the largest known trona resource deposits on Earth, a mineral used to produce soda ash. The State of Wyoming accounts for more than 90% of the global trona resource. See "Description of the Business in Appendix "G".

Results of Operations

The following table sets forth the Sweetwater Entities' combined results of operations for the periods indicated (in thousands).

	Three Months Ended March 31,		Years ended December 31,	
	2026	2025	2025	2024
Revenues:				
Royalty revenue	12,215	18,966	59,276	82,514
Lease bonus revenue	-	-	4,886	5,130
Surface revenue	1,120	1,015	2,994	2,026
Annual rental revenue	316	-	210	-
Total revenues	13,651	19,981	67,366	89,670
Expenses:				
Surface owner payments	51	79	321	348
Exploration costs	-	-	3	195
General and administrative expenses	2,237	1,688	7,499	5,812
Depletion	2,921	4,354	14,689	20,037
Total operating expenses	5,209	6,121	22,512	26,392
Operating income	8,442	13,860	44,854	63,278
Other income (expenses)				
Amortization of debt issuance costs	(120)	(121)	(477)	(496)
Interest expense	(8,407)	(8,571)	(33,954)	(34,648)
Interest income	389	561	1,896	2,494
Gain on sale of land	-	-	-	13,788
Other expense	-	-	-	(40)
Income before taxes	304	5,729	12,319	44,376
Income tax expense	(201)	-	(70)	(760)
Net income (loss)	103	5,729	12,249	43,616
Net income (loss) attributed to owners of the Sweetwater Entities	(95)	5,448	11,243	43,345

Discussion of Operations

Revenues

Total revenues were $13.7 million for the quarter ended March 31, 2026, compared to $20.0 million for the quarter ended March 31, 2025, a decrease of $6.3 million or 31.5%. Total revenues were $67.4 million for the year ended December 31, 2025, compared to $89.7 million for the year ended December 31, 2024, a decrease of $22.3 million or 24.9%. These decreases were primarily due to lower royalty revenues due to lower volumes being mined from Sweetwater's lands.

Expenses

Surface Owner Payments: Surface owner payments were $0.05 million for the quarter ended March 31, 2026, compared to $0.08 million for the quarter ended March 31, 2025. Surface owner payments were $0.3 million for the year ended December 31, 2025, compared to $0.3 million for the year ended December 31, 2024.

Exploration Costs: Exploration costs were $0.0 million for the year ended December 31, 2025, compared to $0.2 million for the year ended December 31, 2024, a decrease of $0.2 million. This decrease resulted primarily from lower consultant costs associated with exploration work.

General and Administrative Expenses: General and administrative expenses were $2.2 million for the quarter ended March 31, 2026, compared to $1.7 million for the quarter ended March 31, 2025, an increase of $0.5 million or 29.4%. General and administrative expenses were $7.5 million for the year ended December 31, 2025, compared to $5.8 million for the year ended December 31, 2024, an increase of $1.7 million or 29.3%. These increases were primarily due to higher legal, consultant and compensation costs related to transactions.

Depletion: Depletion was $2.9 million for the quarter ended March 31, 2026, compared to $4.4 million for the quarter ended March 31, 2025, a decrease of $1.5 million or 34.1%. Depletion was $14.7 million for the year ended December 31, 2025, compared to $20.0 million for the year ended December 31, 2024, a decrease of $5.3 million or 26.5%. These decreases were primarily due to lower volumes being mined from Sweetwater's lands in these periods.

Total Operating Expenses: Total operating expenses were $5.2 million for the quarter ended March 31, 2026, compared to $6.1 million for the quarter ended March 31, 2025, a decrease of $0.9 million or 14.7%. Total operating expenses were $22.5 million for the year ended December 31, 2025, compared to $26.4 million for the year ended December 31, 2024, a decrease of $3.9 million or 14.8%. These decreases were primarily due to lower depletion expense partially offset by higher general and administrative expenses.

Operating Income

Operating income was $8.4 million for the quarter ended March 31, 2026, compared to $13.9 million for the quarter ended March 31, 2025, a decrease of $5.5 million or 39.5%. Operating income was $44.9 million for the year ended December 31, 2025, compared to $63.3 million for the year ended December 31, 2024, a decrease of $18.4 million or 29.1%. These decreases were due to the factors above.

Other Income (expenses)

Amortization of Debt Issuance Costs: Amortization of debt issuance costs was $0.1 million for the quarter ended March 31, 2026, compared to $0.1 million for the year quarter ended March 31, 2025. Amortization of debt issuance costs was $0.5 million for the year ended December 31, 2025, compared to $0.5 million for the year ended December 31, 2024.

Interest Expense: Interest expense was $8.4 million for the quarter ended March 31, 2026, compared to $8.6 million for the quarter ended March 31, 2025, a decrease of $0.2 million or 2.3%. Interest expense was $34.0 million for the year ended December 31, 2025, compared to $34.6 million for the year ended December 31, 2024, a decrease of $0.6 million or 1.7%. These decreases were the result of lower principal amounts of Royalty Notes outstanding in these periods.

Interest Income: Interest income was $0.4 million for the quarter ended March 31, 2026, compared to $0.6 million for the quarter ended March 31, 2025, a decrease of $0.17 million or 30.3%. Interest income was $1.9 million for the year ended December 31, 2025, compared to $2.5 million for the year ended December 31, 2024, a decrease of $0.6 million or 24.0%. These decreases were primarily the result of lower interest-earning cash balances in these periods.

Gain on Sale of Land: Gain on sale of land was $nil for the year ended December 31, 2025, compared to $13.8 million for the year ended December 31, 2024, a decrease of $13.8 million. This decrease was due to no land sales in 2025.

Other Expenses: Other expenses were $nil for the year ended December 31, 2025, compared to $0.04 million for the year ended December 31, 2024.

Income Tax Expense: Income tax expense was $0.2 million for the quarter ended March 31, 2026, compared to no income tax expense for the quarter ended March 31, 2025, an increase of $0.2 million primarily due to no taxes being paid in the quarter ended March 31, 2025. Income tax expense was $0.1 million for the year ended December 31, 2025, compared to $0.8 million for the year ended December 31, 2024, a decrease of $0.7 million or 87.5%. This decrease was primarily due to an overpayment of taxes in 2024.

Net Income (loss)

Net income was $0.1 million for the quarter ended March 31, 2026, compared to net income of $5.7 million for the quarter ended March 31, 2025, a decrease of $5.6 million due to the factors above. Net income was $12.2 million for the year ended December 31, 2025, compared to $43.6 million for the year ended December 31, 2024, a decrease of $31.4 million or 72.0% due to the factors above.

Net Income (loss) Attributed to Owners of the Sweetwater Entities

Net loss attributed to owners of the Sweetwater Entities was $0.1 million for the quarter ended March 31, 2026, compared to net income of $5.4 million for the quarter ended March 31, 2025, a decrease of $5.5 million due to the factors above. Net income attributed to owners of the Sweetwater Entities was $12.2 million for the year ended December 31, 2025, compared to $43.4 million for the year ended December 31, 2024, a decrease of $31.2 million or 71.9% due to the factors above.

Summary of Quarterly Results

The following table sets forth the Sweetwater Entities' combined results of operations for the periods presented (in thousands).

	Revenues	Net income (loss)	Dividends
March 31, 2024	21,980	7,158	-
March 31, 2025	19,981	5,729	18,500
March 31, 2026	13,651	103	-

The commercial viability of trona mining and soda ash production is highly dependent on global demand for soda ash and sodium bicarbonate products and prevailing market prices. The market prices for soda ash and other sodium mineral products influence operator decisions to produce, expand or curtail operations and production volumes. Changes in the Sweetwater Entities' revenue and net income (loss) from quarter to quarter are affected primarily by fluctuations in the market price for soda ash and/or production and sales volumes. An increase or decrease in the market price for soda ash and/or an increase or decrease in the amount of soda ash produced and sold from the Sweetwater Entities' lands by the Sweetwater Operators can increase or decrease the royalty revenues received by the Sweetwater Entities, respectively.

Off-Balance Sheet Arrangements

The Sweetwater Entities have not entered into any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Sweetwater Entities, including, without limitation, such considerations as liquidity and capital resources.

Transactions Between Related Parties

Sweetwater Management LLC, a subsidiary of Sweetwater Trona Fund LP, entered into Management Services Agreements with certain Sweetwater Entities, Aggie and its subsidiaries, Cougar and its subsidiaries and Cowboy Land Fund LP and its subsidiaries (collectively, "**Cowboy**"). Cowboy entities are related by virtue of common control. Per these agreements, Sweetwater Management LLC provides certain administrative and management services to the other entities under common control. Sweetwater, Aggie, Cougar, and Cowboy will reimburse Sweetwater Management LLC for these services at various times throughout the year.

As of December 31, 2025, $0.04 million receivable balance related to these agreements from Cowboy are included in the due from related party balance on the combined balance sheets (December 31, 2024 - $0.28 million). During the year ended December 31, 2025, $0.38 million of administrative and management services paid by Sweetwater Management LLC were expensed to Cowboy from general and administrative expenses in the combined statements of operations (2024 - $0.56 million).

As of March 31, 2026, $0.16 million receivable balance related to these agreements from Cowboy are included in the due from related party balance on the combined balance sheets (December 31, 2025 - $0.04 million). During the quarter ended March 31, 2026, $0.11 million of administrative and management services paid by Sweetwater Management LLC were expensed to Cowboy from general and administrative expenses in the combined statements of operations (Q1 2025 - $0.31 million).

Liquidity, Capital Resources and Cash Flows

Overview

The following table sets forth selected balance sheet items for the Sweetwater Entities as at the periods presented (in thousands).

	As at March 31,	As at December 31,	
	2026	2025	2024
Cash	15,528	10,414	9,452
Restricted cash	25,028	40,075	45,186
Accounts receivable and accrued receivables	1,813	1,903	5,529
Land sale receivable	-	-	18,402
Total current assets	43,054	52,815	79,185
Working capital (current assets less current liabilities)	(798)	5,249	42,630
Total assets	1,192,311	1,205,021	1,245,570
Total current liabilities	43,852	47,566	36,555
Total non-current financial liabilities	609,393	618,178	632,638
Advanced minimum royalties, current	23,246	20,208	13,248
Interest payable	-	8,407	8,571
Long term debt – current portion	17,097	15,123	12,368
Long term debt, net	602,867	611,624	626,271
Total members' equity	539,066	539,277	576,377

As at March 31, 2026, the Sweetwater Entities had cash of $15.5 million, restricted cash of $25.0 million and $625.2 million principal amount of debt outstanding. As at December 31, 2025, the Sweetwater Entities had cash of $10.4 million, restricted cash of $40.1 million and $632.1 million principal amount of debt outstanding.

The Sweetwater Entities' principal sources of liquidity are cash and cash flows generated from operating activities. The Sweetwater Entities' primary liquidity and capital requirements are for general corporate needs and debt servicing.

The Sweetwater Entities' liquidity is subject to significant variability driven primarily by fluctuations in soda ash market prices and royalty revenue volumes, which are influenced by U.S. and global macroeconomic conditions, industrial demand cycles, logistical costs, and international trade dynamics, including tariffs and exchange rate volatility. The Sweetwater Entities' primary source of cash is royalty payments received from a concentrated group of third-party soda ash operators, with a substantial portion of revenue derived from five soda ash mines owned by four companies; accordingly, adverse developments in commodity prices, economic downturns, operator financial distress, defaults on payment obligations, or contractions or suspensions of mining operations could materially impair available liquidity.

The Sweetwater Entities' working capital requirements are principally governed by debt service obligations on $632.1 million of outstanding Royalty Notes as of December 31, 2025 ($625.2 million outstanding Royalty Notes as of March 31, 2026), with a portion of operating cash flow required to service principal and interest payments, thereby limiting cash available for other business purposes. Liquidity risks associated with the Sweetwater Entities' financial instruments arise from the Royalty Notes' restrictive covenants, which require compliance with specified financial ratios and tests and restrict Sweetwater Royalties LLC's ability to make distributions to its shareholder, and any breach of which could trigger acceleration of the outstanding debt. Furthermore, Sweetwater Royalties LLC's ability to refinance indebtedness is dependent upon prevailing capital market conditions and the Sweetwater Entities' financial condition at such time, and the Sweetwater Entities may be unable to engage in refinancing or other essential capital markets transactions on desirable terms or at all, particularly in periods of market disruption, commodity price declines, or adverse economic conditions, which could result in a default on debt obligations and have a material adverse effect on the Sweetwater Entities' business, financial condition, cash flows, and results of operations. See "Royalty Notes" below.

Total assets decreased $12.7 million from $1,205 million as of December 31, 2025 to $1,192 million as of March 31, 2026 primarily as a result of depletion. Total assets decreased $40.5 million from $1,246 million as of December 31, 2024 to $1,205 million as of December 31, 2025 primarily as a result of depletion and a reduction in receivables.

Total non-current financial liabilities decreased $8.8 million from $618.2 million as of December 31, 2025, compared to $609.4 million as of March 31, 2026 primarily as a result of principal payment on the Royalty Notes. Total non-current financial liabilities decreased $14.5 million from $632.6 million as of December 31, 2024 to $618.2 million as of December 31, 2025 primarily as a result of debt repayments.

Contractual Obligations

The following table sets forth the Sweetwater Entities' contractual obligations as at March 31, 2026, including payments due for each of the next five years and thereafter (in thousands).

Contractual Obligations					
	Total	**Less than 1 year**	**1 to 3 years**	**4 to 5 years**	**Over 5 years**
Accounts payable and Accrued liabilities	1,626	1,626	-	-	-
Lease liabilities	637	111	225	195	106
Interest payable	297,132	33,041	62,950	57,073	144,069
Long term debt	625,177	17,097	48,054	66,250	493,776
Total	924,572	51,875	111,229	123,517	637,950

Royalty Notes

On October 19, 2020, Sweetwater Royalties LLC, a wholly-owned subsidiary of Sweetwater Trona Fund LP, issued the Royalty Notes pursuant to the Royalty Notes Purchase Agreement.

The Royalty Notes are senior secured obligations of Sweetwater Royalties LLC, mature on September 30, 2040 and accrue interest at a rate of 5.32% per annum. Principal and interest payments are due semi-annually on March 31 and September 30 of each year. The principal amount of the Royalty Notes amortize in amounts that vary and escalate over the term of the Royalty Notes based on a schedule in the Royalty Notes Purchase Agreement. Required amortization is subject to adjustment in the case of partial prepayment of the Royalty Notes.

The Royalty Notes allow optional prepayment subject to a make-whole premium. The holders of the Royalty Notes have the right to prepayment, if accepted, upon the occurrence of certain events, including certain specified change of control events, at an amount equal to 100% of the unpaid principal amount of the Royalty Notes plus a make-whole premium.

The terms of Royalty Notes Purchase Agreement require Sweetwater Royalties LLC to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, Sweetwater Royalties LLC's ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. These covenants also limit Sweetwater Royalties LLC's ability to dispose of assets, or amend the terms of its royalty interest contracts. Sweetwater Royalties LLC is currently in compliance with each of these affirmative and negative covenants.

Under the terms of the Royalty Notes Purchase Agreement, Sweetwater Royalties LLC is not permitted to make distributions, other than certain permitted tax distributions, unless: (1) there is no default or event of default under the Royalty Notes Purchase Agreement at the time of payment of such distribution, (2) all current and accrued payments of principal and interest on the Royalty Notes that are due and payable have been paid in full, (3) the Debt Service Reserve Account (as defined in the Royalty Notes Purchase Agreement) is funded in accordance with the Royalty Notes Purchase Agreement and (4) the Historical Debt Service Coverage Ratio and Projected Debt Service Coverage Ratio (each as defined in the Royalty Notes Purchase Agreement) are each no less than 1.25:1.00.

Distributions

For the years ended December 31, 2025 and 2024, the Sweetwater Partnerships declared and paid aggregate distributions of $48.5 million and $34.0 million, respectively, to their respective limited partners. For the quarters ended March 31, 2026 and 2025, the Sweetwater Partnerships declared and paid aggregate distributions of $0.0 million and $18.5 million, respectively, to their respective limited partners.

Cash Flows

The following table sets forth the Sweetwater Entities' cash flows for the periods presented (in thousands).

	Three Months Ended March 31,		Years ended December 31,	
	2026	2025	2025	2024
Operating activities				
Net income	103	5,729	12,249	43,616
Depletion and depreciation	2,923	4,357	14,704	20,069
Advanced minimum royalties	3,038	3,518	6,686	(2,485)
Interest payable	(8,407)	(8,571)	(164)	(175)
Total cash provided (used) by operating activities	(2,716)	4,483	39,163	46,741
Investing activities				
Proceeds from sale of surface properties	-	18,402	18,402	-
Total cash provided by investing activities	-	18,402	18,402	-
Financing activities				
Distributions and dividend	-	(18,501)	(48,501)	(33,968)
Repayment of long-term debt	(6,903)	(6,251)	(12,369)	(13,240)
Total cash (used) by financing activities	(7,217)	(24,811)	(61,714)	(47,944)

Cash Flows from Operating Activities

For the years ended December 31, 2025 and 2024, cash provided by operating activities was $39.2 million and $46.7 million, respectively. The Sweetwater Entities' cash flow provided by operating activities is primarily from soda ash royalties, land sales, easements, and other surface-related income. Cash flow used in operations generally consists of general and administrative expenses, operating expenses associated with its revenue streams and income taxes. The decrease in cash flows provided by operating activities for the year ended December 31, 2025 compared to the same period of 2024 was primarily driven by a decrease in operating income, principally related to decreased soda ash production volumes from the Sweetwater Entities' lands.

For the quarters ended March 31, 2026 and 2025, cash provided (used) by operating activities was ($2.7) million and $4.5 million, respectively. The decrease in cash flow provided by operating activities for the quarter ended March 31, 2026 compared to the same period of 2025 was primarily driven by lower royalty revenues.

Cash Flows from Investing Activities

For the years ended December 31, 2025 and 2024, cash provided by investing activities was $18.4 million and $nil, respectively. The Sweetwater Entities' cash flow provided by investing activities in the year ended December 31, 2025 related to land sales.

For the quarters ended March 31, 2026 and 2025, cash provided by investing activities was $0.0 million and $18.4 million, respectively. The decrease in cash provided by investing activities for the quarter ended March 31, 2026 compared to the same period in 2025 was primarily due to the absence of proceeds from a sale of surface properties that occurred in the prior-year period.

Cash Flows from Financing Activities

For the years ended December 31, 2025 and 2024, cash used in financing activities was $61.7 million and $47.9 million, respectively. The Sweetwater Entities' cash flows used in financing activities consisted of activities that return capital to the Sweetwater Partnerships' limited partners and principal repayments on the Royalty Notes.

For the quarters ended March 31, 2026 and 2025, cash used in financing activities was $7.2 million and $24.8 million, respectively. The decrease in cash used by financing activities for the quarter ended March 31, 2026 compared to the same period in 2025 was primarily due to no distribution made in Q1 2026.

Financial Instruments and Other Instruments

The Sweetwater Entities' financial instruments consist of cash, restricted cash, accounts receivable and accrued receivables, due to related party, due from related party, accounts payable and accrued liabilities, lease liabilities, interest payable and long-term debt, and all financial instruments are recorded at cost. These financial instruments are carried at amortized cost.

Due to the short-term nature of cash, receivables, payables and accrued liabilities, their carrying amounts approximate fair value.

The Sweetwater Entities are exposed to the following financial instrument risks: (i) credit risk, principally on cash, restricted cash, accounts receivable and amounts due from related parties, which is mitigated by holding cash with major financial institutions and by monitoring the creditworthiness of counterparties; (ii) liquidity risk, being the risk that the Sweetwater Entities will be unable to meet their financial obligations as they come due, which is managed by maintaining sufficient cash and cash flows from operations to fund operating requirements and scheduled debt service on the Royalty Notes; and (iii) interest rate risk, which is limited because the Royalty Notes bear interest at a fixed rate of 5.32% per annum. The Sweetwater Entities do not currently use derivative financial instruments to hedge any of these risks.

Schedule "C" Technical Information Concerning the Sweetwater Operations

TECHNICAL INFORMATION CONCERNING THE SWEETWATER OPERATIONS

Current Technical Report

The following summary regarding the Sweetwater Operations is derived from the technical report entitled "NI 43-101 Technical Report for the Nonoperating Trona Royalty Interests" authored by Erik Hemstad, PE and Susan B. Patton, PhD, RM-SME, with an effective date of December 31, 2025, a copy of which has been filed under the Company's profile at www.sedarplus.ca.

The authors of the Sweetwater Technical Report are independent of the Company and the Sweetwater Entities. Due to the nature of the Sweetwater Royalties, the Sweetwater Entities and the Company have limited access to the underlying properties and related information and data. The Sweetwater Entities have requested access to the necessary data from the applicable Sweetwater Operators and have not been able to obtain the same. Accordingly, in completing the Sweetwater Technical Report, the Company and the qualified persons have relied upon the exemption contained in Section 9.2(2) of NI 43-101, which exempts holders of royalty or similar interests from completing those items of Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property to complete. As a result of relying on this exemption, certain items that would otherwise be required under Form 43-101F1 have not been completed in the Sweetwater Technical Report. See Item 3 of the Sweetwater Technical Report for further information.

Project Description, Location and Access

The Sweetwater Operations are situated in a developed mining district near the town of Green River, Wyoming. The district benefits from access by Interstate 80, regional rail infrastructure and established mining and processing facilities. The Green River Basin has supported commercial trona mining and soda ash production for decades. The Sweetwater Operations are not a single operated mine. Rather, it is a portfolio of mineral and royalty interests underlying producing and development-stage trona assets operated by third parties.

The Sweetwater Entities hold approximately 250,386 acres of fee mineral interests within the KSLA and approximately 206,278 acres of overlying surface rights. Within this total, the Sweetwater Entities' material interests are defined by 12 lease and license agreements covering approximately 108,934 acres. An outline of the mineral lease locations is provided in Figure C-1.

The Trona Leases comprise the 701 Lease, 704 Lease, 705 Lease and 715 Lease relating to the WE Soda-operated Granger and Westvaco Operations; the TC Lease relating to the Project West Greenfield Project; the 710 Lease and 716 Lease relating to the American Soda Operations; the 702 Lease relating to the Big Island Operations; the L11 Lease relating to the Dry Creek Trona Project; and the 703 Lease, 739 Lease and UDC Lease relating to the Alchem Operations. The Trona leases will generally remain in effect for so long as the applicable lessee continues commercial production on the leased premises. Preservation of these interests also depends on continued compliance with the applicable lease terms, including payment of rentals and royalties when due, maintenance of required operating permits, and compliance with annual reporting, reclamation bonding and other regulatory obligations. Additionally, the leases generally contain termination provisions for uncured defaults following notice.


MT
SD
ID
Jackson
WY
Rock Springs
Cheyenne
NE
UT
Map Area
CO
189
240
Opal
30
372
WY702
Sisecam Wyoming
WY704
WY701
Genesis Alkali
Granger
Tata Chemicals
WY703
James Town
Purple Sage
WY715
WY705
374
Green River
80
American Soda
WY710
WY716
WY739
2022 TC Soda
L11
Lyman
Urie
Mountain View
530
Trona Mine
Mechanically Mineable Trona Area (1998)
Known Sodium Leasing Area
WE Soda Lease Boundary
Sisecam - Pacific Soda Project Lease Boundary
Sisecam Lease Boundary
WE Soda - Project West Lease Boundary
American Soda Lease Boundary
Tata Lease Boundary
Uinta Lease Boundary
SWTRE Mineral Ownership
Interstate
US Highway
State Highway
County Boundary
Populated Place
Flaming Gorge
Flaming Gorge
191
Dutch John
44
Flaming Gorge
URRO26002AA Location Map 3/31/2026
N
Miles
Kilometers

Figure C-1 - Detail of Mineral Leases

The Sweetwater Entities' primary assets are 8% Production Royalties over five operating and two advanced Greenfield natural soda ash projects located in Wyoming. The following table C-1 provides a summary overview of the five operating mines and two Greenfield soda ash projects on which the Sweetwater Entities hold a royalty interest:

Table C-1 – Trona Operators and Operations Summary

Operators	Ownership	Operation	Stage	Mine Type
Şişecam	51% Şişecam and 49% NRP	Big Island	Operating	Underground, Room and Pillar
Pacific Soda	100% Şişecam Chemicals USA Inc.	Dry Creek Trona	Greenfield Project	Solution
American Soda	100% American Soda	American Soda	Operating	Underground, Longwall
Tata	100% Tata	Alchem	Operating	Underground Room and Pillar
WE Soda	100% WE Soda	Westvaco	Operating	Underground, Longwall and Solution
WE Soda	100% WE Soda	Granger	Operating	Underground Flooded Solution
WE Soda	100% WE Soda	Project West	Greenfield Project	Solution

These operations are owned and operated by leading global industry participants, including WE Soda, Tata Chemicals, Şişecam and American Soda. Additionally, management of the Sweetwater Entities has identified two unleased projects within its land perimeter, representing opportunities for future mineral leasing and royalty generation.

Royalty revenues are dependent on, among other things, production and sales of sodium mineral products by third-party operators, prevailing market prices for soda ash and other sodium mineral products, operator decisions, permitting and regulatory matters, and the continued enforceability and performance of the underlying royalty-bearing agreements.

The Sweetwater Entities' royalty and related payment interests arise under a number of lease, licence and similar agreements entered into over several decades. These agreements vary in form, term, continuation provisions and payment mechanics. The royalty arrangements generally entitle the Sweetwater Entities to payments based on the production, sale or transfer of soda ash, sodium mineral products and related products derived from the applicable leased lands, and certain agreements may include minimum, advance, rental, bonus, shortfall or similar payment provisions. The agreements also contain provisions relating to reporting, audit rights, operations, assignment, default and other matters customary for royalty-bearing mineral leases and similar arrangements.

Across the portfolio, the principal economic entitlement is generally an 8% production royalty less permitted deductions (typically direct bagging and palletizing costs and freight allowances), although several agreements include alternative calculations, minimum royalties, advance royalties, escalation provisions or most-favoured / highest-comparable-rate mechanisms that may affect the royalty ultimately payable. Royalty calculations may be subject to permitted deductions, adjustments or net-back concepts, including for items such as transportation, freight, handling, taxes, discounts, allowances, bagging, palletizing or other costs specified in the applicable agreement. Certain agreements also include special rules for particular products or streams, including purge liquor, decahydrate, compound sodium products, intermediate products, intra-company transfers and materials recovered from waste or tailings-related sources.

The underlying agreements contain confidentiality provisions restricting disclosure of detailed contractual, operational, geological, production and other information. Accordingly, the disclosure in this Information Circular describes the Sweetwater Entities' trona royalty portfolio on an aggregated basis, except where more specific disclosure is necessary to provide full, true and plain disclosure of all material facts. No individual lease, licence or similar agreement has been determined to be a material contract; however, the Sweetwater Entities' trona royalty portfolio, taken as a whole, is material to the Sweetwater Entities' business.

The Trona Leases represent approximately 50% of the area coverage of mineral lease holdings applicable to the underlying mining operations and an attributable production rate averaging approximately 48% over the period from 2011 to 2025 based on historical royalty revenue statements.

The Sweetwater Entities are holders of a non-operating royalty interest and do not have the same access to operator-level data as an operating mining company. The Sweetwater Entities' rights and economic interests are dependent on the terms of the applicable lease and license agreements and on the continued conduct of mining, processing, transportation and sales activities by third-party operators. See "*Risk Factors*" in the Information Circular and Appendix "G" thereto of which this Schedule forms a part.

History

Commercial trona development in the Green River Basin began after discovery drilling in the late 1930s, with Westvaco producing first trona from Bed 17 in 1949, and the Green River Basin has since supported more than 70 years of continuous trona mining and soda ash production. The mineral lease holdings underlying the current royalty interests are private mineral holdings originally derived from grants under the Pacific Railroad Act of 1864, with ownership history passing through Union Pacific and related successors before vesting in the Sweetwater Entities in 2016.

Trona production began in 1949 at Westvaco using conventional room-and-pillar mining methods and subsequently in 1950 for their Granger Mine. The Big Island Mine opened in 1962 and American Soda followed in 1979. The production of trona sourced from the Wyoming State Mine Inspectors' annual reports from 1949-2024 is shown in Figure C-2 below. Production ramped up over the decades as the new mines commenced operations and has held steady since the mid-1990s.


MILLIONS
RUN-OF-MINE TRONA (TONS)
25
20
15
10
5
0
1949 1954 1959 1964 1969 1974 1979 1984 1989 1994 1999 2004 2009 2014 2019 2024
YEAR

Figure C-2 - Wyoming Trona Production[14]

Historical Mineral Resource and Mineral Reserve Estimates

Historical Mineral Resources, reported as in situ trona, are provided in Table C-2 and historical Mineral Reserves by operator are listed in Table C-3. Trona, sodium sesquicarbonate comprising more than 70 percent sodium carbonate, is often referred to as natural soda ash, which is the product of refining trona.

Other operators on the Property do not have publicly filed Mineral Resources and Mineral Reserves.

Mineral Resources and Mineral Reserves for two operators are reported under Regulation S-K, Subpart 1300, which has a slightly different definition of Mineral Resources than NI 43-101. The QP concludes that for the purposes of this reporting, the CIM and Regulation S-K definitions are similar and equivalent. According to 17 Code of Federal Regulations (CFR) § 229.1301 (2021), the following definitions are included for reference:

> *An* Inferred Mineral Resource *is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. An Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability. An Inferred Mineral Resource, therefore, may not be converted to a mineral reserve.*
>
> *An* Indicated Mineral Resource *is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. An Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource and may only be converted to a*

[14] State of Wyoming, 1949–2026. *Annual Report of the State Inspector of Mines of Wyoming*, prepared by the State of Wyoming, Department of Workforce Services, Office of the Mine Inspector, Rock Springs, WY, available online at *https://dws.wyo.gov/dws-division/state-mine-inspectors-office/annual-reports/*

Probable Mineral Reserve. As used in this subpart, the term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.

A Measured Mineral Resource *is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. As used in this subpart, the term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity.*

A Probable Mineral Reserve *is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.*

A Proven Mineral Reserve *is the economically mineable part of a Measured Mineral Resource. For a Proven Mineral Reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. A Proven Mineral Reserve can only result from conversion of a Measured Mineral Resource.*

Table C-2 Historical Mineral Resource Estimates

Operator - Mine	Trona Beds	Trona Thickness (ft)	Average Trona Grade (%)	In Situ Trona (MT)			
				Measured	Indicated	Total	Inferred
WE Soda – Contiguous Granger[(a),(b),(c),(d),(e),(f),(g),(h)]	19	8.8	84.0	326.0	20.0	346.0	—
	20	9.8	89.0	175.0	158.0	333.0	—
	21	6.7	79.0	148.0	7.0	155.0	—
Subtotal		**8.8**	**85.1**	**649.0**	**185.0**	**834.0**	**—**
WE Soda – Westvaco[(a),(b),(d),(f),(g),(h),(i),(j)]	15	8.4	82.0	415.0	228.0	643.0	4.0
	17	11.5	90.0	1,131.0	263.0	1,394.0	—
Subtotal		**10.5**	**87.5**	**1,546.0**	**491.0**	**2,037.0**	**4.0**
WE Soda – Noncontiguous Granger[(a),(b),(d),(e),(f),(h),(k),(l)]	19	7.5	84.0	49.0	32.0	81.0	1.0
	20	7.1	89.0	27.0	17.0	44.0	1.0
	21	6.3	78.0	11.0	11.0	21.0	1.0
Subtotal		**7.2**	**84.6**	**87.0**	**60.0**	**146.0**	**3.0**
Şişecam – Big Island[(m),(n),(o),(p),(q),(r),(s),(t)]	24	8.6	87.5	45.4	53.6	99.1	—
	25	7.9	85.5	29.3	25.0	54.5	—
Subtotal		**8.3**	**86.8**	**74.7**	**78.7**	**153.3**	**—**
Pacific Soda, LLC – Dry Creek Trona Project[(u),(v),(w),(x),(y)]	1	—	86.1	102.3	160.3	262.6	217.8
	2	—	84.5	69.8	111.4	181.2	153.0
	3	—	85.0	29.2	49.9	79.3	72.2
	4	—	83.6	40.0	59.4	99.4	73.2
Subtotal		**—**	**85.1**	**241.0**	**381.1**	**622.5**	**516.2**

Sums may not be exact because of rounding.

(a) Mineral Resources are stated Inclusive of Mineral Reserves, Effective December 31, 2021, by the previous operator, Genesis Alkali [Stantec, 2022].

(b) No economic cut-off has been applied to the Mineral Resource because of the long history of uninterrupted trona mining, spatial consistency of the trona content and overall low insoluble (less than 20 percent), and halite content less than 0.5 percent.

(c) Mineral Resources are stated for the contiguous private, state, and federal leases for primary solution mining only.

(d) A density of 133 pounds per cubic feet (pcf) was used to convert the volume of trona to tons of trona in situ.

(e) Minimum bed thickness cut-off of 5 ft for solution- mining beds 19, 20, and 21.

(f) Measured Mineral Resources are within 2,640 ft from points of observation in drillholes and mine workings.

(g) Indicated Mineral Resources lie between 2,640 ft and 5,280 ft of observation in drillholes and mine workings with an exception for bed 20. Because bed 20 was flooded in 2006 and the areal location of dissolution and extraction cannot be determined, the Mineral Resources are categorized as Indicated Mineral Resources.

(h) Inferred Mineral Resources lie between 5,280 ft and 10,560 ft of observation in drillholes and mine workings.

(i) Mineral Resources are stated for the contiguous private, state, and federal leases for dry mechanical mining using longwall mining in bed 17 and continuous mining bed 15.

(j) Minimum bed thickness cut-off of 9 ft for bed 17 and 7 ft for bed 15.

(k) Mineral Resources are stated for the noncontiguous private, state, and federal leases for primary solution mining.

(l) Indicated Mineral Resources lie between 2,640 ft and 5,280 ft of observation in drillholes and mine workings.

(m) Mineral Resources are stated exclusive of Mineral Reserves, effective December 31, 2024, by Hollberg [2025].

(n) Point of reference is in-place (in situ) inclusive of impurities and insoluble content.

(o) Based on a 6-ft minimum thickness and 75 percent minimum trona grade cut-off.
(p) Measured Mineral Resources lie within a 1,320-ft radius from drilling and 1,320 ft from known workings.
(q) Indicated Mineral Resources lie between a 1,320-ft and 3,960-ft radius from drilling from known mine workings.
(r) Inferred Mineral Resources lie between a 3,960-ft and 7,920-ft radius from drilling known mine workings.
(s) A soda ash price of $165 per ton was used to determine the stated trona resources.
(t) Mineral Resources are reported on a 100 percent ownership basis. Şişecam Wyoming is owned by Şişecam Resources LP (51 percent) and NRP Trona LLC (49 percent).
(u) Mineral Resources are stated Inclusive of Mineral Reserves, effective December 31, 2022, by the previous owner, Kew Soda Ltd. [Yuet et al., 2023]. Stated values have been converted from metric to Imperial units.
(v) Measured Mineral Resources lie within a 2,625-ft radius from drillhole locations.
(w) Indicated Mineral Resources lie between a 2,625-ft and 5,249-ft radius from drillhole locations.
(x) Inferred Mineral Resources lie between a 5,249-ft and 10,499-ft radius from drillhole locations.
(y) Halite content less than 2 percent.

Table C-3 - Historical Mineral Reserve Estimates for the Operating Companies

Operator – Mine	Trona Beds	Average Trona Grade (%)	ROM Trona Ore (MT)		
			Proven	Probable	Total
WE Soda – Granger[(a),(b),(c)]	15	—	—	90.5	90.5
	17	—	—	234.7	234.7
	20	—	—	35.9	35.9
	21	—	—	25.0	25.0
Subtotal		**—**	**—**	**386.1**	**386.1**
WE Soda – Westvaco[(a),(c),(d),(e),(f),(g)]	15	81.8	70.3	48.1	118.4
	17	90.2	186.5	131.2	317.7
Subtotal		**87.9**	**256.8**	**179.3**	**436.1**
Şişecam – Big Island[(h),(i),(j),(k),(l),(m),(n)]	24	85.8	69.7	75.2	145.0
	25	85.3	39.5	33.3	72.8
Subtotal		**85.6**	**109.2**	**108.5**	**217.7**

Sums may not be exact because of rounding.
(a) Effective date of the WE Soda – Granger and Westvaco Mineral Reserves is December 31, 2021.
(b) Solution-mined Reserves are based on the equivalent pure trona because solutions report to the surface as dissolved trona with impurities left underground.
(c) The soda ash price of $132 per ton was used for determining Reserves, escalated 2.5 percent per year.
(d) Dry-mined Mineral Reserves are reported as in situ with impurities.
(e) Longwall minimum mining height is 9 ft; maximum longwall mining height is 11.5 ft.
(f) Bore miner minimum mining height is 9 ft.
(g) I-80 offset 400 ft, Highway 30 buffer is 100 ft, and shaft buffer is 1,500 ft.
(h) Mineral Reserves are reported as ROM ore delivered to the processing facilities on a 100 percent ownership basis. Şişecam Wyoming is owned by the Sweetwater Entities (51 percent) and NRP (49 percent), effective December 31, 2024.
(i) The weighted average net sales per short ton free on board (FOB) plant is $165 per ton, based on U.S. Geological Survey (USGS) pricing and historical pricing provided by Şişecam.
(j) Processing soda ash with a 90 percent rate of recovery, without accounting for the deca rehydration process.
(k) The trona-to-ash ratio for the stated trona Reserves is 1.835:1.0.
(l) Şişecam will continue to conduct only conventional mining using the room-and pillar method and a nonsubsidence mine design.
(m) In approximately 10 years, Şişecam will make necessary modifications to the processing facilities to allow localized mining of 75 percent ore grade in areas where the floor seam or insoluble disruptions have moved up into the mining horizon, causing mining to be halted early because of processing facility limitations.
(n) In approximately 20 years, Şişecam will make necessary equipment modifications to operate at a seam height of 7 ft; the current mining limit is 9 ft.

The Mineral Reserves for the Dry Creek Trona project as stated for the combined beds 1–4 by Yu et al. [2023] are 121.2 million metric tonnes (133.6 Mt) of Total Alkalinity ("**TA**"). The categories of Proven Mineral Reserves and Probable Mineral Reserves are not stated separately. The Mineral Reserves are subject to the following:

- An assumed plant recovery of 96 percent.

- Areal extraction within the Measured Mineral Resource and Indicated Mineral Resource boundary of approximately 49 percent.
- An average trona grade within the Measured Mineral Resource and Indicated Mineral Resource boundary of approximately 84 percent.
- One tonne of trona is equivalent to 0.70354 tonne of TA.
- Soda ash domestic and export price in 2026 assumed to be $235 per metric tonne ($259 per ton) and $247 per metric tonne ($272 per ton), respectively.

Unless otherwise indicated, the scientific and technical information herein regarding (i) WE Soda's Granger and Westvaco Operations has been summarized from a Technical Report Summary titled "Technical Report Summary - Trona Property, Green River, Wyoming", with an effective date of December 31, 2021 (the "**Historic Granger and Westvaco Report**"), prepared for Genesis Alkali Wyoming LP by Stantec Consulting Services Inc. and available under the profile of Genesis Alkali Wyoming LP on EDGAR at www.sec.gov,[15] (ii) Sisecam's Big Island Operations has been summarized from a Technical Report Summary titled "Technical Report Summary for the Big Island Mine, Sweetwater County, Wyoming", with an effective date of December 31, 2024 (the "**Historic Big Island Report**"), prepared for Natural Resource Partners L.P. by Hollberg Professional Group as well as its public disclosure record, available under the profile of Natural Resource Partners L.P. on EDGAR at www.sec.gov,[16] and (iii) WE Soda's Dry Creek Trona Project has been summarized from a technical report titled "National Instrument 43-101 Technical Report for Pacific Soda LLC - Big Dry Creek Trona Project at Green River Basin, Wyoming, USA", with an effective date of December 31, 2022 (the "**Historic Dry Creek Report**"), prepared for Kew Soda Ltd. by Yu et el. and available via the registration documents of Kew Soda Ltd. and its filings within the United Kingdom.

The Company is treating each of the Historic Granger and Westvaco Report, Historic Big Island Report and Historic Dry Creek Report, and the mineral resource and reserve estimates, as applicable, therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources or reserves. Accordingly, the authors of the Sweetwater Technical Report are not treating the historical estimate as current Mineral Resources or Mineral Reserves. The authors of the Sweetwater Technical Report opines that the historical Mineral Resource and Mineral Reserve estimates included herein are reliable and relevant in nature with the exception that the authors are unaware of sufficient engineering to support including bed 15 as a conventional mining target for WE Soda – Westvaco. The Company is disclosing the historical estimates contained therein for illustrative purposes, to provide readers with relevant information regarding the Westvaco and Granger Operations, Big Island Operations and Dry Creek Project, respectively. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate. In addition, the Company is unable to confirm the exact portion of the identified historical resources that are covered by the royalty with the information currently available.

Geological Setting, Mineralization and Deposit Types

The Green River Basin of southwestern Wyoming hosts the world's largest trona resource within the Eocene Green River Formation that was deposited in an alkaline, closed-basin lake system known as Lake Gosiute. This basin developed during the Laramide Orogeny, where surrounding uplifts created a structurally confined foreland basin that facilitated prolonged evaporite accumulation. Trona, sodium sesquicarbonate, which consists of more than 70% sodium carbonate, is often referred to as natural soda as the product of refining trona.

Between approximately 53.5 and 48.5 million years before present ("**YBP**"), Lake Gosiute underwent cyclic climatic fluctuations coupled with prolonged subsidence, which resulted in repeated sequences of lacustrine sedimentation and evaporite formation. These processes produced laterally extensive bedded evaporites with interbeds of oil shale and marlstone rich in disseminated evaporite minerals.

The Green River Formation conformably overlies the fluvial Wasatch Formation and is overlain by the Bridger Formation, reflecting a transition from fluvial to lacustrine and back to fluvial conditions. The Green River Formation is subdivided into three members, in ascending order: Tipton Shale (early lacustrine), Wilkins Peak (hypersaline evaporitic), and Laney (waning lacustrine).

The Wilkins Peak Member is the principal economic unit and comprises interbedded carbonates, mudstones, and evaporites deposited under highly restricted conditions. This member reaches a thickness of up to approximately 1,350 feet (ft) and contains 42 identified trona beds, of which 25 are laterally continuous and economically significant. Deposition occurred within

[15] Source: Technical Report Summary – Trona Property, Green River, Wyoming, available online at https://www.sec.gov/Archives/edgar/data/1022321/000102232122000018/ex961_genesisalkalitrsum.htm

[16] Source: Technical Report Summary – Statement of Resources and Reserves, Current as of December 31, 2024, Big Island Mine, Sweetwater County, Wyoming, USA – available online at https://www.sec.gov/Archives/edgar/data/1171486/000143774925005715/ex_782952.htm

a migrating depocenter, resulting in predictable spatial variability in thickness and grade with beds exhibiting a shallow regional dip of approximately 1–3 degrees (°).

Trona ($Na_3(CO_3)(HCO_3) 2H_2O$) is an evaporite mineral that precipitates in nonmarine, lacustrine, and highly saline environments. During the middle Eocene epoch (53.5 – 48.5 million YPB), intermittent volcanic activity contributed abundant ash to the depositional environment of ancestral Lake Gosiute. After being aerially deposited into the large alkaline lake, the ash was altered and contributed dissolved ions to the local sediments and lake waters. Major ions in solution likely included Ca, Mg, Na, HCO_3, SO_4, and Cl-. In addition to climatic chemical processes – the most notable being evaporation – biogenic processes strongly influenced the solution chemistry and composition of the lake waters from which trona minerals precipitated. The trona deposit model requires local association with soluble, alkalic rocks or detrital material before mineral precipitation.

Typical gangue materials include oil shale, shale, and marlstone. A conventionally mined trona bed commonly exhibits greater than 85% trona grade. Dissolution surfaces and structures are common at and near contact with marlstone or shale interbeds.

Thirteen trona beds (1–4, 12, 14–15, 17, 19–21, 24–25) are considered primary mining targets and support both conventional underground and solution-mining methods.

Exploration

Exploration activities in the Green River Basin have been carried out over several decades and include historical and ongoing drilling for oil and gas and, subsequently, trona. Public-domain records for drilling and related geological information are available for portions of the Green River Basin, including records available through the Wyoming Oil and Gas Conservation Commission ("**WYOGCC**"). The information considered for the Sweetwater Operations includes historical and infill drilling data, public geological records, public permitting and operational records, and other technical information relating to trona-bearing beds within the KSLA. These data support interpretation of bed continuity, thickness, grade distribution and the lateral extent of the principal trona horizons underlying the Sweetwater Entities mineral interests.

The information reviewed for the Sweetwater Operations by the Qualified Persons also included publicly available technical and regulatory materials relating to producing and development stage operations in the district. These materials, together with historical production and royalty information, provide support for the geological interpretation and broader understanding of the extent and significance of trona mineralization.

Drilling

The Sweetwater Entities have not conducted any drilling on the Property.

Drilling data was obtained from the Sweetwater Entities in the form of an Excel spreadsheet-formatted database. The database comprised 984 individual drillholes and separated tabs for the collar coordinates, trona bed intervals, assay data, and orientation data. The drillhole collars information provided identifiers labelling the drillhole ID, Easting, Northing, Elevation, and Total Depth ("**TD**"). The trona bed intervals were identified with a from and to depth, and a total thickness. Information was only provided for the numbered trona beds. Interburden data along with overlying strata were not included. Assay data were provided for 860 drillholes comprising 4,136 intervals, including percent trona and 3,133 intervals containing percent NaCl. The orientation data assumed that each drillhole was completely vertical without any deviation. Additional drillhole files in the form of geophysical logs, lithologic logs, core photographs, and drillhole completion records were provided by the Sweetwater Entities where records exist for the drillholes. All original source drilling information provided by the Sweetwater Entities is available in the public domain through the WYOGCC. The authors of the Sweetwater Technical Report relied upon the database as provided after performing quality checks of the data compared to original source data from WYOGCC and believe it to be reliable and accurate for the purposes of the Sweetwater Technical Report.

Although robust, a collection of 860 drillholes would likely represent only a fraction of the total count because many more holes have been drilled and are not publicly available. Because of the extensive drilling history across the applicable lease holdings and the wide range of objectives and methods, thoroughly summarizing the standard equipment used or the procedures followed is not feasible. The drilling method used ultimately depends on the program's specific objectives and the type of data needed to accomplish those objectives. Generalizations can be made, however, based on the collection of publicly available drill data previously mentioned. Exploratory holes for trona in the Green River Basin are typically drilled to depths ranging from 800 to approximately 2,200 ft because this interval hosts the trona beds targeted for production.

A large amount of drilling has been conducted by each of the Sweetwater Operators in the Green River Basin, along with several completed wells by other entities, primarily for oil-and-gas exploration. Following the discovery of deep-bedded trona

by Mountain Fuel Supply Company while drilling for oil in 1938, an increasing number of wells were completed with the explicit purpose of delineating the vast deposit of trona. The drilling information supports delineation of bed thickness, orientation and grade distribution across the Sweetwater Operations. The available data indicates continuity of the principal trona beds across substantial portions of the Green River Basin and provides the basis for modelling both conventional underground and solution-mining scenarios within the areas where the Sweetwater Entities hold interests.

Sampling, Analysis, and Data Verification

The Qualified Persons relied on the exemption available to royalty holders set out in section 9.2(2) of NI 43-101 to omit certain information ordinarily required by Form 43-101F1 regarding sample preparation, analyses and security where the Qualified Persons and the Sweetwater Entities did not have direct access to the necessary information.

Mineral Processing and Metallurgical Testing

As a royalty holder, the Sweetwater Entities do not have access to supporting technical mineral processing and metallurgical testing data for converting solution-mined brines and dry trona to soda ash products.

Mining Operations

The Green River Basin is the world's largest natural soda ash production districts, with multiple long-life operations extracting trona from the Wilkins Peak Member of the Green River Formation using conventional underground mining and solution-mining methods.

Conventional underground mining methods dominate production within the Green River Basin, although solution mining has been increasingly adopted to recover additional trona resources and extend the life of the operations. The mines currently operate within Beds 17, 24, and/or 25. Solution mining has become an increasingly important method for recovering trona resources in the Green River Basin for beds that cannot be economically extracted by conventional underground mining techniques.

A summary of the mining methods employed by each operator is provided in Table C-4.

Table C-4. Dry Mining Methods and Equipment

Operator	Primary Mining Method	Primary Mining Equipment	Secondary Mining Equipment
WE Soda – Westvaco	Longwall	Longwall Shearer, AFC, Hydraulic Support	BM, Shuttle Car
WE Soda – Granger	Solution	N/A	N/A
Şişecam	Room-and- Pillar	CM, Shuttle Car	N/A
American Soda	Longwall	Longwall Shearer, AFC, Hydraulic Support	BM, Shuttle Car, FCT
Tata	Room-and-Pillar	BM, FCT	CM, Shuttle Car

CM = continuous miner
AFC = Armored Face Conveyor
FCT = Flexible Conveyor Train

A detailed description of each of the mining methods is provided in the Sweetwater Technical Report.

Historical trona production for 2016 to 2025, as reported by the operators in the annual reporting to the State of Wyoming State Mine Inspector's Office[17], converted to soda ash equivalent is shown in Figure C-3. Production has been relatively consistent over the last 9 years and ranged between 10.2 and 12.3 Mt. The lower production amount is largely attributed to the 2020 COVID-19 pandemic.

[17] Source: Annual Report of the State Inspector of Mines of Wyoming, prepared by the State of Wyoming, Department of Workforce Services, Office of the Mine Inspector, Rock Springs, WY, available online at https://dws.wyo.gov/dws-division/state-mine-inspectors-office/annual-reports/


Estimated Product Tons Soda Ash
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Year

Figure C-3. *Trona Production From 2016 to 2025.*

In addition to the Greenfield solution mines, several expansion initiatives have been disclosed by the operators. WE Soda has disclosed[18] a 1.1–1.7 million short tons per annum ("**Mtpa**") (1.0 – 1.5 million metric tonne) expansion at the Westvaco operation as Project West is constructed. WE Soda intends to pipe solution from Project West north to Westvaco until Project West is fully operational. Tata is currently permitting[19] a 400 thousand tons per annum ("**Ktpa**") expansion at the Alchem mine, intended to be completed in two 200 Ktpa phases beginning in 2029. Lastly, American Soda is proposing a solution mining expansion to increase production at the American Soda operation, but operational details were not publicly available[20].

The Sweetwater Entities do not themselves conduct mining operations. Their economic exposure is derived from the production and sale of soda ash by third-party operators to the extent such production is subject to the applicable lease and royalty arrangements.

Processing and Recovery Operations

The Sweetwater Operators convert trona ore, sodium-sesquicarbonate dihydrate $Na_2CO_3 \cdot NaHCO_3 \cdot 2H_2O$, into soda ash or anhydrous sodium carbonate Na_2CO_3, and sodium bicarbonate, $NaHCO_3$, using standard unit processes common to the soda ash industry—the Sesquicarbonate ("**Sesqui**") or Monohydrate ("**Mono**") process. Solution mining of trona results in soda ash processed by Evaporation Lime Decahydrate Crystallization Monohydrate ("**ELDM**") crystallization. The typical process flow steps are shown in Figure C-4.

[18] Source: WE Soda News Release titled "Acquisition of Genesis Alkali, creating the world's leading soda ash producer", available online at https://wesoda.com/news-resources/information-library/acquisition-of-genesis-alkali-creating-the-world-s-leading-soda-ash-producer/

[19] Source: WYDEQ Public Notice for Tata Chemicals Soda Ash Partners LLC (F000361/A0016112), available online at https://www.publicnow.com/view/C1C30AAA0E5C2F5BE9309D9A6CA52EC25A43F2C3

[20] Dry Creek Draft EIS Report submitted for the Dry Creek Trona Mine Project dated August 2024, submitted to the EPA under EIS number 20240146 and available at https://cdxapps.epa.gov/cdx-enepa-II/public/action/eis/details?eisId=480764


SESQUICARBONATE PROCESS (SESQUI)
Trona Ore
Crushing
Dissolution (95°C)
Clarification
Carbon Treatment
Filtration
Cooling Crystallization
Centrifugation
Calcination
Cooling
Light Soda Ash
Mother Liquor
MONOHYDRATE PROCESS (MONO)
Trona Ore
Crushing
Calcination (150 to 300°C)
Dissolution
Water
Clarification
Filtration
Carbon Treatment
Evaporative Crystallization
Centrifugation
Mother Liquor
Drying
Dense Soda Ash
Evaporation Lime Decahydrate Crystallization Monohydrate crystallization (ELDM)
Trona Ore Dissolution 15% TA
Solution Mining
Clarification
Stripper Evaporator
Evaporative Crystallization
Pressure Filtration
DECA Crystallization
MONO Crystallization
Hydro cyclones & Centrifugation
Drying
Dense Soda Ash

Figure C-4 - Typical Process Flow

In the Sesqui process, the trona ROM material is dissolved first, which separates the insoluble materials, and then is filtered and dried. The conversion of the bicarbonate takes place by calcining the purified crystals. Calcining drives off the water and carbon dioxide. In the Mono process, shown in Figure C-5, the dry trona ROM material is calcined first and then dissolved for clarification followed by crystallization.


River Water
Recycled Water (distilled water)
Crushed Trona
Calcined Trona
Creation of Soda Ash
Soda Ash Liquor
Crusher
Calciner
Leach
Filter
Crystallizer
Monohydrate Crystal
Dryer
Trona Mine
Trona ore is extracted from the mine and sent to the surface operation
Long-Term Storage
Steam
Generators
Soda Ash
Glass
Detergents
Chemistry

Figure C-5 - WE Soda Monohydrate Process Flow

The WE Soda Mono and Sesqui plants at Westvaco convert dry-mined trona into soda ash. Crushing, dissolution in water, filtration, and crystallization techniques are used to produce the soda ash products. In the Mono process, the ore is calcined with heat before dissolution, which converts the trona to soda ash by removing water and carbon dioxide. A final drying step using steam produces a dense soda ash product from the Mono process. In the Sesqui plant, the calcination is performed at the end of the process, producing a light-density soda ash for end-use applications desiring increased absorptivity. The Sesqui process can also produce refined sodium sesquicarbonate.

Solution-mined trona is converted into dense soda ash at WE Soda's ELDM operation at the Westvaco site and at its Granger facility. The steps to produce soda ash are similar to the dry-mined processes, except the crushing and dissolving steps take place when the trona is already in a water solution as it leaves the mine.

Secondary recovery of soda ash occurs from collecting and processing sodium carbonate decahydrate crystals that form in the tailings ponds. The decahydrate crystals are redissolved and processed through the monohydrate crystallizers.

If the conversion of trona to soda ash is 100% efficient, the ratio of the trona to soda ash, $2Na_2CO_3$ / $3Na_2CO_3$, can be described by the molecular weight ratio of 2(226.03)/3(105.98) or 1.4218 tons of trona for every 1 ton of soda ash.

The Sweetwater Entities do not control the processing plants or recovery circuits associated with the Sweetwater Operations and do not control recoveries, plant throughput, operating efficiency, expansion timing or final product mix. Accordingly, the Sweetwater Entities' exposure to processing and recovery performance is indirect and arises through its royalty interests.

Infrastructure, Permitting, and Compliance Activities

The Green River Basin is a mature mining district with established infrastructure supporting trona mining and soda ash production. The area benefits from highway access, including Interstate 80, regional rail infrastructure, and integrated mining and processing facilities associated with long-standing operations in the Green River Basin.

Land tenure in the project area includes federal, state and private mineral holdings. Operations are conducted under established permitting frameworks administered by applicable federal and state agencies, including permitting and reclamation oversight for both conventional underground mining and solution-mining activities.

Existing operations are reported to hold the mining permits required for their activities and are expected to maintain those permits in good standing. Publicly available permitting, compliance and operational information includes records from the WYDEQ, BLM materials and other regulatory sources.

Title and permitting information for the material lease agreements and related operations has been supported by specialist third-party work, including a title opinion prepared by Wolcott Land Services, dated March 24, 2026, in respect of the material lease agreements, and a high-level environmental assessment prepared by MWStaub Consulting LLC, dated March 18, 2026, in relation to certain permitting matters. Further details on the environmental, permitting, and compliance are available in the Sweetwater Technical Report and operator submitted public reporting available through the WYDEQ.

As a royalty holder, the Sweetwater Entities are exposed indirectly to infrastructure, permitting, compliance, environmental and related operational risks affecting the underlying operators. The Sweetwater Entities' mineral interests are subject to risks relating to title, access, permitting, environmental compliance, water supply and transportation logistics. Mineral and lease interests depend on the continuing validity and interpretation of the applicable lease and licence agreements and on the maintenance of required mining, reclamation, air, water, waste management and other regulatory approvals by the underlying operators. Although existing operators and projects are reported to have sufficient water rights, access to water could be affected by broader regional constraints, and rail capacity in the Green River Basin may limit future production growth and product movement. Environmental, geological and operational issues affecting the underlying operations, including reclamation and bonding requirements and localized mine-specific conditions, could also adversely affect the royalty interests. See "*Risk Factors*" in the Information Circular and Appendix "G" thereto of which this Schedule forms a part.

APPENDIX "H" INFORMATION RELATING TO NEW URC

Corporate Structure and General Development

New URC has been formed as a corporation under the name "Uranium Royalty Corp." pursuant to the DGCL. New URC's principal executive office will be located at 141 Union Blvd., Suite #310, Lakewood, Colorado 80228, and its registered office is located at 100 Lakeland Ave., Dover, Kent County, Delaware 19901.

Following the Arrangement Closing, each of the Sweetwater Entities will be approximately 92% directly and indirectly owned by New URC, and each of Spur, the Company, US URC., Reserve Minerals LLC, CallCo and ExchangeCo will be 100% directly and indirectly owned by New URC.

New URC has been formed to facilitate the combination of the Sweetwater Investors' approximately 92% interest in the Sweetwater Entities with the Company under New URC pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement. Upon completion of the Arrangement, New URC will be the ultimate parent entity. New URC will carry on the business of each of the Company and of the Sweetwater Entities.

Figure H-1 – Simplified Post-Closing Organizational Chart


Public / Non-Electing Shareholders
Orion Funds
16%
41%
43%
New URC / Investor
Callco ULC
Sweetwater Entities
Electing Exchangeable Shareholders
Exchangeco
URC

Governance

Following completion of the Arrangement, it is anticipated that the current management team of the Company will continue as management of New URC, and that each of the current members of the board of directors of the Company will continue as a director of New URC. In addition to the current members of the Board, the Sweetwater Investors will have board representation rights pursuant to the Investors Rights Agreement. For so long as the applicable Sweetwater Investor continues to hold at least 10% of the outstanding voting securities of New URC, the Orion Sellers will be entitled to designate a number of director nominees proportionate to their ownership of voting securities of New URC, being a number of directors equal to the product of the total number of directors on the board of directors of New URC multiplied by the percentage of outstanding voting securities beneficially owned by the Orion Sellers, and OTPP will be entitled to designate one director nominee, provided that in no event may the directors designated by the Sweetwater Investors, in the aggregate, equal or exceed 50% of the total number of directors on the board of directors of New URC. It is currently expected that the Sweetwater Investors will be entitled to

designate up to three directors to the board of directors of New URC. See "*The Arrangement - Investors Rights Agreement*" and "*The Arrangement Agreement - Covenants - Governance Arrangements*".

Corporate Governance Policies

As of the date of this Information Circular, New URC has not yet adopted board committee charters or corporate governance policies. Following completion of the Arrangement, it is expected that New URC will have the same committees and committee members as the Company, with substantially the same charters and corporate governance policies as those currently adopted by the Company, subject to such changes as may be required by the DGCL, Nasdaq rules and other applicable Laws.

New URC Incentive Plan

New URC is expected to adopt the New URC Incentive Plan to provide for substantially the same equity incentive awards to directors, officers, employees and consultants of New URC, on and subject to substantially the same terms, conditions and restrictions as the Company's existing long-term incentive plan, except for such changes as may be required by applicable laws. Notwithstanding the foregoing, the Company's existing long term incentive plan was initially adopted prior to the Company's initial public offering at a fixed number of shares reserved for issuance underlying awards, which amount currently represents approximately 7.5% of the Company's current issued and outstanding shares on a pre-Arrangement basis, and it is anticipated that the new long-term incentive plan to be adopted by New URC will fix the number of shares reserved for issuance at 10% of the anticipated post-Arrangement issued and outstanding shares of New URC. See "*Information Relating to the Company*" in Appendix "F" to the Information Circular. See also "*Treatment of URC Options*" below.

Management

On completion of the Arrangement, it is anticipated that the current management of the Sweetwater Entities will continue as management of the Sweetwater Entities. The current management of the Sweetwater Entities are employed through Sweetwater Management LLC, which carries out certain management, administrative and operational support services to the Sweetwater Entities pursuant to the Management Services Agreements. See "*Appendix "G" – Information Relating to the Sweetwater Entities*".

The Management Services Agreements with Sweetwater Management LLC, each dated March 13, 2023, are as follows: (1) among Aggie Grazing Block LLC, Aggie Grazing Fund LP, Aggie Grazing LLC and Sweetwater Management LLC; (2) among Cougar Utah Block LLC, Cougar Utah Fund LP, Cougar Utah LLC and Sweetwater Management LLC; and (3) among Sweetwater Trona Block LLC, Sweetwater Trona Fund LP, Sweetwater Trona Holdco LLC, Sweetwater Trona Opco LLC, Sweetwater Royalties LLC, Uinta Development Company and Sweetwater Management LLC. The Management Services Agreements contain substantially similar terms and are therefore described together below.

Pursuant to the Management Services Agreements, Sweetwater Management LLC provides management, administrative and operational support services to the Sweetwater Entities, including supervising and administering their respective business, operations and affairs and, subject to certain limitations, entering into contracts and taking other actions that may bind the applicable Sweetwater Entities. Sweetwater Management LLC's responsibilities include day-to-day administration of mineral and surface interests, books and records, financial, tax and reporting matters, coordination with third-party service providers and counterparties, regulatory compliance, insurance, financing activities, legal proceedings, acquisitions, divestitures and other asset-related transactions.

In consideration for these services, the Sweetwater Entities pay and reimburse Sweetwater Management LLC for their allocated share of general and administrative expenses and third-party expenses incurred in performing such services. Accordingly, each year, Sweetwater Management LLC must prepare and deliver to Green River Management LLC for its approval a proposed annual budget for the immediately subsequent calendar year, which sets out Sweetwater Management LLC's estimate of general and administrative expenses, joint third-party expenses and sole third-party expenses, and is used to determine the allocation of reimbursable expenses among the Sweetwater Entities, subject to any other allocation agreed in accordance with the Management Services Agreements.

Certain actions of Sweetwater Management LLC require approval of the board of Green River Management Holdings LLC, including, among other things, approval or amendment of the annual budget, material transactions outside the ordinary course of business, significant asset dispositions or acquisitions, new indebtedness, mergers or reorganizations, material mineral or surface leases, distributions, amendments to organizational documents, issuances or repurchases of equity, liquidation or

dissolution proceedings, and any consents or modifications to the occidental purchase agreement, which governed Orion's acquisition of certain mineral rights and lands that underlie the Sweetwater Operations.

The Management Services Agreements have no fixed term and may be terminated by mutual written agreement, upon dissolution of the applicable Sweetwater Entity, or by either party on 30 days' prior written notice. Either party may also terminate on 15 days' prior written notice if the other party materially and willfully breaches the agreement and fails to cure within 10 days after notice, becomes bankrupt or terminates its existence. In addition, the applicable Sweetwater Entity may terminate the relevant agreement on 15 days' prior written notice if Sweetwater Management LLC acts, or fails to act, in a manner constituting gross negligence or willful misconduct.

Description of New URC Shares

The following description of the capital stock of New URC is intended as a summary only and therefore is not a complete description of New URC's capital stock.

The Certificate of Incorporation of New URC and the bylaws of New URC (together, the "**New URC Constating Documents**") provide for substantially the same rights and restrictions as the articles of incorporation and corporate by-laws of the Company, except as required by the DGCL. See "*Appendix "M" – "Comparison of Canadian Law and Delaware Law*" below.

The New URC Shares will, upon completion of the Arrangement, be listed and posted for trading on the Nasdaq, subject to compliance with applicable listing requirements, including submission of requisite notification forms. The New URC Shares will not be listed or posted for trading on any stock exchange in Canada.

It is intended that the New URC Shares will have similar rights and restrictions as the URC Shares.

Common Stock

The New URC Shares consist of shares of Common Stock. Holders of New URC Shares are entitled to one vote per share on each matter submitted to a vote of stockholders. Subject to the right of holders of preferred stock of New URC (the "**Preferred Stock**"), if any, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. In the event of any voluntary or involuntary liquidation, dissolution or winding up of New URC, after payment of debts and other liabilities and subject to the prior rights of any holders of Preferred Stock, holders of New URC Shares are entitled to share ratably in all remaining assets of New URC. Holders of New URC Shares have no preemptive, subscription, redemption or conversion rights. The New URC Shares issued in connection with the Transaction were issued as fully paid and non-assessable shares of common stock.

Special Voting Share

Pursuant to the Voting and Exchange Trust Agreement, New URC will issue to the Trustee a special voting share in the capital of New URC (the "**Special Voting Share**"). The Special Voting Share is not entitled to receive dividends and is not entitled to participate in any distribution of assets upon any liquidation, dissolution or winding up of New URC. The Special Voting Share is not transferable except in connection with a transfer of the trustee's obligation under the Voting and Exchange Trust Agreement. See "*The Arrangement Agreement – Ancillary Agreements – Voting and Exchange Trust Agreement*".

Voting Rights

Each holder of New URC Shares is entitled to one vote for each share of common stock on each matter submitted to a vote of shareholders.

The Special Voting Share entitles the holder thereof to a number of votes at any meeting of stockholders of New URC equal to the number of Exchangeable Shares outstanding from time to time that are not owned by New URC or any of its subsidiaries, with each such Exchangeable Share being exchangeable on a one-for-one basis for New URC Shares. For further information Relating to the Exchangeable Shares, see "*Appendix "I" – Exchangeable Share Provisions*".

Exchangeable Shares

For information Relating to the Exchangeable Shares, see "*Appendix "I" – Exchangeable Share Provisions*".

Preferred Stock

One share of Class A Preferred Stock was issued to the Orion Sellers in connection with the Pre-Closing Sweetwater Reorganization contemplated by the Arrangement Agreement. The Class A Preferred Stock is non-voting and redeemable. The holder of the Class A Preferred Stock is not entitled to vote on any matter submitted to a vote of stockholders (except as required by the DGCL) and is not entitled to receive dividends. The Class A Preferred Stock is redeemable at the option of New URC or the holder thereof at a redemption price equal to its par value.

One share of Class B Preferred Stock was issued to OTPPB (through HRG) in connection with the Pre-Closing Sweetwater Reorganization contemplated by the Arrangement Agreement. The Class B Preferred Stock is non-voting and redeemable. The holder of the Class B Preferred Stock is not entitled to vote on any matter submitted to a vote of stockholders (except as required by the DGCL) and is not entitled to receive dividends. The Class B Preferred Stock is redeemable at the option of New URC or the holder thereof at a redemption price equal to par value.

Other Rights and Restrictions Effecting Holders

Registration Rights

Certain of New URC's holders will be entitled to piggyback registration rights provided under the terms of the Investors Rights Agreement between New URC and certain New URC Shareholders, entered into in connection with the Arrangement to effect the filing of a resale registration statement. See "*The Arrangement Agreement – Ancillary Agreements – Investors Rights Agreement*" in the Information Circular.

Comparison of Canadian Law and Delaware Law

There are significant differences between the CBCA, which governs companies federally incorporated in Canada, and the DGCL, which governs companies incorporated in the State of Delaware. Following the Arrangement, the rights of New URC Shareholders will be governed by the Laws of Delaware and the New URC Constating Documents. Please refer to the comparison set out in "*Comparison of Shareholder Rights*" in this Information Circular and "*Appendix "M" - Summary Comparison of Rights of Holders of URC Shares and New URC Shares"* for more information.

Dividend Policy

New URC has not adopted a formal dividend policy and any future dividends will be at the discretion of the New URC Board, subject to applicable law, the financial condition of New URC, contractual obligations and other factors that the New URC Board may deem relevant.

Any dividends declared on the New URC Shares will also be subject to the requirements of the Exchangeable Share Support Agreement, including the requirement that ExchangeCo simultaneously declare or pay an equivalent dividend or distribution on the Exchangeable Shares. See "*General Description of Exchangeable Shares and Related Agreements - Exchangeable Share Support Agreement*" and "*Risk Factors – Risks Relating to New URC Following Completion of the Arrangement*".

Treatment of URC Options

Pursuant to the Plan of Arrangement, at the Effective Time each outstanding and unexercised URC Option will be exchanged for a URC Replacement Option to acquire New URC Shares. The New URC Incentive Plan will be adopted by New URC prior to completion of the Arrangement and is anticipated to be on substantially the same terms as the URC Incentive Plan. Adoption of the New URC Incentive Plan will be completed by New URC prior to the Effective Time. No Shareholder approval is being sought in connection with the New URC Incentive Plan.

For a description of the treatment of the URC Options and the URC Replacement Options, see "*Summary - Treatment of Outstanding URC Options*", "*The Arrangement - Description of the Plan of Arrangement*" and "*The Arrangement - Interest of Certain Parties in the Arrangement - Ownership of URC Shares and URC Options*" in the Information Circular.

For a description of certain U.S. securities law considerations applicable to the URC Replacement Options and the New URC Shares issuable upon the exercise thereof, see "*Securities Law Matters - U.S. Securities Law Matters*" in the Information Circular.

Principal Securityholders of New URC

Following completion of the Arrangement (including the Pre-Closing Sweetwater Reorganization and the Concurrent Private Placement), it is expected that the Shareholders, Orion and OTPP will hold approximately 41%, 43% and 16%, respectively, of the outstanding equity interests of New URC, subject to adjustment to reflect the final amount and terms of any Concurrent Financing and any resulting adjustment to the equity component of the Purchase Consideration.

Assuming completion of the Arrangement and that any Concurrent Financing is not completed, UEC is expected to hold approximately 8% of the issued and outstanding New URC Shares upon completion of the Arrangement. See "*The Arrangement - General Description of the Arrangement*", "*The Arrangement - Concurrent Private Placement*" and "*The Arrangement - Concurrent Financing*" in the Information Circular.

To the knowledge of the directors and officers of the Company, other than as set out below, no Person is expected to beneficially own, or control or direct, directly or indirectly, voting securities of New URC carrying more than 10% of the voting rights attached to any class of voting securities of New URC upon completion of the Arrangement:

Name of Shareholder	Type of Ownership[1]	Number and percentage of outstanding URC Shares owned, controlled or directed as of the date hereof	Number and percentage of URC Shares owned, controlled or directed prior to giving effect to the Concurrent Private Placement	Number and percentage of New URC Shares owned, controlled or directed after giving effect to the Concurrent Private Placement and completion of the Arrangement[2]
Uranium Energy Corp.[3] Wyoming, USA	equity, voting	17,978,364 (12.24%)	28,967,375 (18.4%)	28,967,375 (8%)
Orion New York, USA	equity, voting	-	-	162,586,241 (43%)
OTPP Parties Ontario, Canada	equity, voting	-	-	60,666,508 (16%)

Notes:

(1) Represents URC Shares as of the date hereof and prior to giving effect to the Concurrent Private Placement. Represents New URC Shares after giving effect to the Arrangement.

(2) Assumes an aggregate of 223,252,749 New URC Shares are issued to the Sweetwater Investors in connection with the Sweetwater Reorganization. Percentage based on 381,067,318 New URC Shares estimated to be outstanding post-Arrangement (prior to the effects of any additional Concurrent Financing).

(3) Amir Adnani, a director of the Company, is also the President, Chief Executive Officer and a director of UEC and Scott Melbye, the President, Chief Executive Officer and a director of the Company, is also the Executive Vice President of UEC.

Auditor, Transfer Agent and Registrar

The auditor of New URC following completion of the Arrangement will be PricewaterhouseCoopers LLP. The transfer agent and registrar for the New URC Shares will be Computershare Trust Company, N.A. The depositary in connection with the Arrangement is Computershare Investor Services Inc.

Material Contracts

The material contracts to which New URC or any of its Subsidiaries will, upon completion of the Arrangement, be a party, other than contracts entered into in the ordinary course of business, are the Royalty Notes.

Royalty Notes

On October 19, 2020, Sweetwater Royalties LLC issued US$688,788,929 aggregate principal amount of Royalty Notes pursuant to the Royalty Notes Purchase Agreement. See "*Description of the Business – Senior Secured Notes*" in Appendix "G" for a description of the Royalty Notes and the Royalty Notes Purchase Agreement.

Status Under Canadian Securities Laws

New URC is not currently a reporting issuer in any jurisdiction in Canada. Upon completion of the Arrangement, New URC will become a reporting issuer in all of the provinces and territories of Canada by virtue of the completion of the Arrangement with the Company.

As a corporation incorporated under the laws of the State of Delaware, New URC is expected to be generally exempt, pursuant to NI 71-102, from Canadian statutory financial and other continuous and timely reporting requirements, provided that New URC complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act. See "*Securities Law Matters - Canadian Securities Law Matters*".

Enforcement of Judgments Against New URC

New URC is organized under the laws of the State of Delaware, a jurisdiction outside of Canada, and its principal executive office is located in United States. In addition, certain of the directors and officers of New URC, and certain of the experts named in this Information Circular, reside outside of Canada, and all or a substantial portion of the assets of New URC and of such persons are, or following completion of the Arrangement will be, located outside of Canada. As a result, it may be difficult for Shareholders and holders of Exchangeable Shares to effect service of process within Canada upon New URC or such persons, or to enforce in Canada judgments obtained in Canadian courts against New URC or such persons predicated upon the civil liability provisions of applicable Canadian Securities Laws.

There can be no assurance that the courts of the United States or the State of Delaware would enforce judgments of Canadian courts obtained in actions against New URC or such persons predicated upon the civil liability provisions of applicable Canadian Securities Laws, or would enforce, in original actions, liabilities against New URC or such persons predicated upon applicable Canadian Securities Laws. See "*Risk Factors - Risks Relating to the Exchangeable Shares*".

Selected Pro Forma Financial Information

For the unaudited *pro forma* capitalization of New URC and selected unaudited *pro forma* consolidated financial information of New URC after giving effect to the Arrangement, see "*Summary - Selected Combined Company Pro Forma Financial Information*" in the Circular. The unaudited *pro forma* condensed combined financial statements of New URC, together with the accompanying notes thereto, are set out in Schedule "A" to this "*Appendix "H" – Information Relating to New URC*". See also "*Certain Information Contained in this Information Circular - Presentation of Financial Information and Pro Forma Statements*".

Risk Factors

The business and operations of New URC following completion of the Arrangement, and an investment in New URC Shares and Exchangeable Shares, are subject to risks. Shareholders should carefully consider the risk factors set out under "*Risk Factors - Risks Relating to New URC Following Completion of the Arrangement*" and "*Risk Factors - Risks Relating to the Exchangeable Shares*" in this Information Circular, the risk factors relating to the business of the Company described in the URC AIF and the other documents incorporated by reference referred to in "*Appendix "F" - Information Relating to the Company*", and the risk factors relating to the Sweetwater Entities described in "*Appendix "G" - Information Concerning the Sweetwater Entities*", each of which will also affect New URC following completion of the Arrangement.

Legal Proceedings and Regulatory Actions

See "*Appendix "F" – Information Relating to the Company*" to the Information Circular for more information regarding URC. See "*Legal Proceedings and Regulatory Actions*" in "*Appendix "F" – Information Relating to the Company*" to the Information Circular for more information regarding the Sweetwater Entities.

Schedule "A" Unaudited Pro Forma Condensed Combined Financial Statements

See attached.

Uranium Royalty Corp.

Uranium Royalty Corp.

As at January 31, 2026;
For the nine month period ended January 31, 2026; and
For the year ended April 30, 2025

Uranium Royalty Corp.

Unaudited Pro Forma Combined Statement of Financial Position

As at January 31, 2026

Expressed in thousands of Canadian dollars

	IFRS					
	Uranium Royalty Corp. Jan 31st, 2026	**Sweetwater Entities Dec 31st, 2025**	**UPX Adjustment**	**Pro Forma Adjustments**	**Notes**	**Pro forma consolidated**
		Note 3	Note 1			
Assets						
Current assets						
Cash	$ 124,171	$ 14,294	$ (312)	271,597 54,248 (447,546)	5b 5c 5d	$ 16,452
Restricted cash	110	54,927	-	-		55,037
Accounts Receivable, net	8	2,056	-	-		2,064
Income tax receivable	-	940	-	-		940
Deferred income tax asset	-	1,059	-	(1,059)	5h	-
Short-term investments	14,602	-	-	-		14,602
Inventories	184,901	-	-	(184,901)	5b	-
Prepaids and other receivables	512	996	(4)	-		1,504
Due from related party	-	136	-	-		136
Total current assets	324,304	74,408	(316)	(307,661)		90,735
Non-Current assets						
Right-of-use assets	148	-	-	-		148
Royalties	57,974	27	-	-		58,001
Mineral properties, net	-	1,578,237	(26,104)	1,317,185	5f	2,869,318
Plant, property, and equipment, net	-	950	(125)	-		825
Total non-current assets	58,122	1,579,214	(26,229)	1,317,185		2,928,292
Total Assets	$ 382,426	$ 1,653,622	$ (26,545)	$ 1,009,524		$ 3,019,027
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	$ 938	$ 2,272	$ -	$ 27,124	5a	$ 30,334
Current portion of lease liability	59	149	(44)	-		164
Advanced minimum royalties - current	-	27,697	-	-		27,697
Deferred revenue	-	2,207	-	-		2,207
Due to related party	-	73	-	-		73
Interest payable	-	12,172	-	-		12,172
Long term debt - current portion	-	20,728	-	-	5k	20,728
Total current liabilities	997	65,298	(44)	27,124		93,375
Non-Current liabilities						
Non-current portion of lease liability	109	759	(84)	-		784
Long term debt, net	-	838,292	-	-	5k	838,292
Contingent transfer of mineral rights	-	8,224	(8,224)	-		-
Deferred income tax liabilities	294	-	-	354,582	5h	354,876
Total non-current liabilities	403	847,275	(8,308)	354,582		1,193,952
Total liabilities	1,400	912,573	(8,352)	381,706		1,287,327
Equity						
Issued capital	347,951	795,916	(19,468)	(776,448) 54,248 1,102,102	5g 5c 5j	1,504,301
Reserves	3,796	-	-	-		3,796
Retained earnings	22,767	151,014	1,275	(152,287) (27,124) 271,597 (184,901)	5g 5a 5b 5b	82,341
Accumulated other comprehensive income	6,512	-	-	-		6,512
Distributions and dividends	-	(220,143)	-	220,143	5g	-
Non-controlling interest	-	14,262	-	120,488	5e	134,750
Total equity	381,026	741,049	(18,193)	627,818		1,731,700
Total Liabilities and Equity	$ 382,426	$ 1,653,622	$ (26,545)	$ 1,009,524		$ 3,019,027

See accompanying notes to the unaudited pro forma combined financial statements

Uranium Royalty Corp.

Unaudited Pro Forma Combined Statement of Income (Loss)

For the nine-month period ended January 31, 2026

Expressed in thousands of Canadian dollars

	IFRS					
	Uranium Royalty Corp. Jan 31st, 2026	Sweetwater Entities Dec 31st, 2025 Note 3	UPX Adjustment Note 1	Pro Forma Adjustments	Notes	Pro forma consolidated
Revenue						
Sales of uranium inventory	$ 49,785	$ -	$ -	$ -		$ 49,785
Royalty revenue	128	55,844	-	-		55,972
Lease bonus revenue	-	6,769	-	-		6,769
Surface revenue	-	2,742	-	-		2,742
Annual rental revenue	-	291	-	-		291
Cost of sales						
Cost of uranium inventory	(39,735)	-	-	-		(39,735)
Depletion	(100)	(14,318)	-	(7,971)	5i	(22,389)
Surface owner payments	-	(333)	-	-		(333)
Gross profit	10,078	50,995	-	(7,971)		53,102
Expenses						
Management, directors' fees and salaries	(925)	-	-	-		(925)
Office and administration	(3,905)	(5,113)	94	-		(8,924)
Professional fees and insurance	(1,182)	(2,953)	-	-		(4,135)
Transfer agent and regulatory fees	(499)	-	-	-		(499)
Share-based compensation	(798)	-	-	-		(798)
Operating income (loss) for the period	2,769	42,929	94	(7,971)		37,821
Other items						
Interest expense	(11)	(35,164)	-	-		(35,175)
Interest income	1,024	1,849	-	-		2,873
Gain on disposal of short-term investments, net	2,350	-	-	-		2,350
Net foreign exchange loss	(1,303)	-	-	-		(1,303)
Gain distribution	-	1	-	-		1
Amortization of debt issuance costs	-	(493)	-	-		(493)
Income (loss) before taxes	4,829	9,122	94	(7,971)		6,074
Income tax	-	(111)	-	-		(111)
Deferred income tax benefit	712	8	-	2,152	5i	2,872
Net income (loss) for the period	$ 5,541	$ 9,019	$ 94	$ (5,819)		8,835
Net income (loss) per share						
Basic (loss) per share	$ 0.04	-	-	-		$ 0.02
Diluted (loss) per share	$ 0.04	-	-	-		$ 0.02
Weighted average number of shares outstanding						
Basic	136,519,889	-	-	-	6	370,761,647
Diluted	136,864,669	-	-	-	6	371,106,427

See accompanying notes to the unaudited pro forma combined financial statements

Uranium Royalty Corp.

Unaudited Pro Forma Combined Statement of Income (Loss)

For the year ended April 30, 2025

Expressed in thousands of Canadian dollars

	IFRS					
	Uranium Royalty Corp. Apr 30th, 2025.	Sweetwater Entities Mar 31st, 2025 Note 3	UPX Adjustment Note 1	Pro Forma Adjustments	Notes	Pro forma consolidated
Revenue						
Sales of uranium inventory	$ 15,507	$ -	$ -	$ -		$ 15,507
Royalty revenue	88	112,126	-	-		112,214
Lease bonus revenue	-	7,137	-	-		7,137
Surface revenue	-	2,711	-	-		2,711
Cost of sales						
Cost of uranium inventory	(11,993)	-	-	-		(11,993)
Depletion	(65)	(27,395)	-	(14,024)	5i	(41,484)
Surface owner payments	-	(538)	-	-		(538)
Gross profit	3,537	94,041	-	(14,024)		83,554
Expenses		-	-	-		
Salaries and directors' fees	(1,142)	-	-	-		(1,142)
Office and administration	(4,690)	(4,805)	92	(27,124)	5a	(36,527)
Professional fees and insurance	(1,229)	(4,020)	-	-		(5,249)
Transfer agent and regulatory fees	(498)	-	-	-		(498)
Share-based compensation	(784)	-	-	-		(784)
Operating income (loss) for the period	(4,806)	85,216	92	(41,148)		39,354
Other items						
Other income	224	-	-	-		224
Finance cost	(418)	-	-	-		(418)
Interest expense	(18)	(47,961)	-	-		(47,979)
Interest income	575	3,234	-	-		3,809
Net foreign exchange loss	(865)	-	-	-		(865)
Gain (Loss) on Sale of Assets	-	19,183	-	-		19,183
Gain distribution	-	1	-	-		1
Amortization of debt issuance costs	-	(685)	-	-		(685)
Income (loss) before taxes	(5,308)	58,988	92	(41,148)		12,624
Income tax	-	(1,254)	-	-		(1,254)
Deferred income tax benefit	(346)	(662)	-	3,786	5i	2,778
Net income (loss) for the period	$ (5,654)	$ 57,072	$ 92	$ (37,362)		$ 14,148
Net income (loss) per share						
Basic (loss) per share	$ (0.04)	-	-	-		$ 0.04
Diluted (loss) per share	$ (0.04)	-	-	-		$ 0.04
Weighted average number of shares outstanding						
Basic	126,795,491	-	-	-	6	361,037,249
Diluted	126,795,491	-	-	-	6	361,037,249

See accompanying notes to the unaudited pro forma combined financial statements

Notes to the Unaudited Pro Forma Combined Financial Statements Expressed in thousands of Canadian dollars, unless otherwise noted

Note 1 — Basis of Presentation

On April 16, 2026, Uranium Royalty Corp. ("URC" or "Uranium Royalty" or the "Company") entered into an Agreement and proposed transaction (the "Transaction") with Orion Resource Partners (USA) LP ("Orion") and Ontario Teachers' Pension Plan ("OTPP"), under which, if executed, URC will acquire a 92% share ownership interest in the following entities that indirectly, hold a package of surface and royalty rights:

- Aggie Grazing Fund LP, Cougar Utah Fund LP, and Sweetwater Trona Fund LP (collectively, the "Sweetwater Group Funds")
- Aggie Grazing Block LLC, Cougar Utah Block LLC, Sweetwater Trona Block LLC (collectively, the "Sweetwater Blockers")
- Green River Management Holdings LLC ("Green River Management;" and collectively with the Sweetwater Group Funds and Sweetwater Blockers, the "Sweetwater Entities")

The Sweetwater Entities are presently held 67% by Orion (the "Orion Interest") and 25% by OTPP. Furthermore, UPX Minerals Inc., a subsidiary of Sweetwater Trona Fund LP, is excluded from the Transaction. The Transaction is subject to URC shareholder approval.

As a direct result of the closing of the Transaction, a general corporation will be formed with the name "Uranium Royalty Corp." under the General Corporation Laws of the State of Delaware ("New UROY"). New UROY will serve as the ultimate parent company of URC and will carry on the business of each of URC and of the Sweetwater Entities.

URC was determined to be the accounting acquirer based on evaluation of the following facts and circumstances. In identifying URC as the accounting acquirer, URC took into account many factors including: (i) the expected relative voting rights in New UROY after the business combination, (ii) the combining entity whose single owner or organized group of owners holds the largest minority voting interest in New UROY, (iii) the composition of the governing board of directors of New UROY, (iv) the composition of the senior management of New UROY, (v) if one of the combining entities is significantly larger than the other combining entity or entities, (vi) which entity initiated the business combination, (vii) whether the new company formed as a result of the business combination transfers cash or other assets or incurs liabilities as consideration in the transaction, and (viii) other qualitative factors. Although no single factor was the sole determinant, the primary factors that resulted in URC being designated as the accounting acquirer were: the relative voting rights of URC's existing shareholders as a group outweighing those of Orion and OTPP when examined separately, URC maintaining majority representation of the board of directors of New UROY and the related investor rights agreement; senior management of New UROY being comprised solely of management of URC with Sweetwater Entities management retained to operate ongoing business of Sweetwater Entities as a component, and the background of the business combination which indicates that URC was the initiator of the business combination.

Pursuant to the Transaction, URC would acquire the Orion Interest for aggregate consideration of U.S. Dollars ("USD") $832,140 (the "Purchase Price"). In connection with, and as a condition to closing the Transaction, URC shall deliver to Orion:

(a) A minimum of USD $278,200 in cash payable to Orion at the closing of the Transaction; and
(b) The balance of the Purchase Price in common shares of New UROY ("New UROY Shares") issuable to Orion at the closing date.

Subject to agreement and election to participate by OTPP, the 25% owners in Sweetwater Entities, URC would concurrently acquire the additional 25% equity interest held by OTPP for aggregate consideration of USD $310,500 (the "OTPP Consideration"). The OTPP Consideration would be satisfied as follows:

(a) A minimum of USD $103,800 in cash payable to OTPP at Closing; and
(b) The balance in New UROY Shares issuable to OTPP at Closing.

These unaudited pro forma consolidated financial statements are presented in Canadian dollars ("CAD"), the presentation currency of URC, and have been prepared from information derived from, and should be read in conjunction with the financial statements of URC and the Sweetwater Entities. The historical URC financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). The historical Sweetwater Entities financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States ("US GAAP") in USD. The historical financial information of the Sweetwater Entities used in the pro forma statements has been converted to IFRS and translated into CAD, which is the presentation currency of URC (Note 3). The financial statements used in the preparation of the unaudited pro forma combined financial statements are specifically:

1. The unaudited condensed interim consolidated financial statements for the nine months ended January 31, 2026 and the audited consolidated financial statements for the year ended April 30, 2025, respectively, of URC; and
2. The audited combined financial statements for the years ended December 31, 2025 and 2024, and the unaudited condensed interim combined financial statements for the three months ended March 31, 2025 and 2024 of the Sweetwater Group Funds; and
3. The audited financial statements for the years ended December 31, 2025 and 2024, and the unaudited interim financial statements for the three months ended March 31, 2025 and 2024, of each of the individual entities within the Sweetwater Blockers; and
4. Green River Management acts as the managing member of the Sweetwater Blockers and sole general partner of the Sweetwater Group Funds, has no capitalization, income, or expenses for the periods presented. As a result, it is immaterial and excluded from the unaudited pro forma combined financial statements.

These unaudited pro forma consolidated financial statements include:

a) An unaudited pro forma consolidated balance sheet as of January 31, 2026 combining:

1. the unaudited condensed interim consolidated statements of financial position of URC as of January 31, 2026;
2. the audited combined balance sheet of Sweetwater Entities as of December 31, 2025; and
3. the adjustments described in Note 3.

This unaudited pro forma consolidated balance sheet as of January 31, 2026 assumes the Transaction occurred on January 31, 2026.

b) An unaudited pro forma consolidated statement of income (loss) for the nine months ended January 31, 2026 combining:

1. the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss) of URC for the nine months ended January 31, 2026;

2. the unaudited combined statements of operations of the Sweetwater Entities for the nine months ended December 31, 2025, which were prepared using the following (see Note 3 Sweetwater Entities):

- Audited consolidated statement of operations for the year ended December 31, 2025
- Less, the unaudited consolidated statement of operations for the three months ended March 31, 2025

3. the adjustments described in Note 3.

This unaudited pro forma consolidated statement of income (loss) for the nine-month period ended January 31, 2026 assumes the Transaction occurred on May 1, 2024

c) An unaudited pro forma consolidated statement of income (loss) for the twelve months ended April 30, 2025 combining:

1. the audited consolidated statements of income (loss) and comprehensive income (loss) of URC for the year ended April 30, 2025;

2. the unaudited consolidated statements of operations of the Sweetwater Entities for the twelve months ended March 31, 2025, which were prepared using the following (see Note 3 Sweetwater Entities):

- Unaudited consolidated statement of operations for the three months ended March 31, 2025
- Plus, the audited consolidated statement of operations for the year ended December 31, 2024
- Less, the unaudited consolidated statement of operations for the three months ended March 31, 2024

3. the adjustments described in Note 3.

This unaudited pro forma consolidated statement of income (loss) for the year ended April 30, 2025 assumes the Transaction occurred on May 1, 2024.

The unaudited pro forma financial statements have been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited pro forma financial statements are not intended to be indicative of URC's financial position or the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the Transaction will likely differ from those recorded in the unaudited pro forma financial statements and such differences could be material.

The historical consolidated financial statements have been adjusted to give effect to unaudited pro forma events that are: (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma consolidated statements of income (loss), expected to have a continuing impact on the consolidated financial results post-Transaction.

The unaudited pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the Transaction; (ii) synergies, operating efficiencies and cost savings that may result from the Transaction; or (iii) or any other benefits expected to be derived from combining the companies.

Note 2 — Significant Accounting Policies

The accounting policies used in the construction of the unaudited pro forma financial statements as at January 31, 2026, for the nine months ended January 31, 2026, and for the year ended April 30, 2025 are those set out in URC's consolidated financial statements for the nine months and year ended January 31, 2026 and April 30, 2025, respectively. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by the Sweetwater Entities where the impact was potentially material to the unaudited pro forma consolidated financial statements and could be reasonably estimated. Based on this preliminary review, URC has noted that aside from the Sweetwater Entities' accounting policies regarding revenue recognition and their debt balances and mineral properties as of December 31, 2025, of which URC has none, there are no accounting policies applicable to similar transactions undertaken by the Sweetwater Entities that significantly depart from

those followed by URC that would have a significant impact on the unaudited pro forma consolidated financial statements.

Note 3 — Adjustments to the Historical Financial Information of Sweetwater Entities

The historical financial information of Sweetwater Entities was prepared in accordance with US GAAP and presented in USD. The historical financial information of Sweetwater Entities was translated from USD to CAD, the presentation currency of the combined entity, using the following historical exchange rates:

	USD to CAD
Period end exchange rate as at December 31, 2025	1.3706
Average exchange rate for the nine-month period ended December 31, 2025	1.3853
Average exchange rate for the twelve-month period ended March 31, 2025	1.3912

IFRS conversion

The adjustments to present the Sweetwater Entities pro forma financial information in accordance with IFRS, the accounting standards utilized by that of the combined entity, were analyzed and considered to not be material for the presented periods.

The Company reviewed potential timing differences related to the impairment of mineral and land interests, as determined by IAS 36, *Impairment of Assets*, but determined that the Sweetwater Entities do not have any significant asset impairments for the reporting periods presented.

The Company reviewed the Sweetwater Entities' revenue recognition policies, noting that core revenue recognition conclusions are expected to be materially aligned with differences surrounding disclosure and presentation, not measurement of revenues.

Differences between IFRS 16, *Leases* and ASC 842, *Leases* concerning the Sweetwater Entities' leases are expected to be minor relative to the current leases presented. Accounting differences between IFRS and US GAAP primarily impact the bifurcation between interest and rent expense of lease expenses under IFRS 16, *Leases*, which under US GAAP operating lease expense is recognized straight line with no interest component. IFRS 16, *Leases* and ASC 842, *Leases* differences were determined to be primarily related to presentation and classification, with no material impact to net income.

While the Sweetwater Entities have policies regarding their mineral properties, IFRS 6, *Exploration for and Evaluation of Mineral Resources* is not applicable as a significant IFRS and US GAAP difference as the Sweetwater Entities have no significant exploration, evaluation, or development expenditures incurred.

In conclusion, the Company believes that there are no significant adjustments necessary to present the Sweetwater Entities' US GAAP financial statements in accordance with IFRS.

Sweetwater Entities

The acquired Sweetwater Entities are comprised of the Sweetwater Group Funds and the Sweetwater Blockers.

The nine months ended December 31, 2025 and twelve months ended March 31, 2025 unaudited statements of operations of the Sweetwater Group Funds were prepared as follows:

	[A]	[B]	[C]	[D]	[D] - [C]	[B] + [C] - [A]
	3 Months Ended March 31, 2024	**Year ended December 31, 2024**	**3 Months Ended March 31, 2025**	**Year ended 2025 December 31, 2025**	**9 Months Ended ($USD) December 31, 2025**	**Trailing Twelve Months Ended ($USD) March 31, 2025**
Sweetwater Group Funds	**USD**	**USD**	**USD**	**USD**	**USD**	**USD**

Uranium Royalty Corp.

Revenue						
Royalty revenue	$ 20,887	$ 82,514	$ 18,966	$ 59,276	$ 40,310	$ 80,593
Lease bonus revenue	-	5,130	-	4,886	4,886	5,130
Surface revenue	1,093	2,026	1,015	2,994	1,979	1,948
Annual rental revenue	-	-	-	210	210	-
	21,980	89,670	19,981	67,366	47,385	87,671
Operating expenses						
Surface owner payments	40	348	79	321	242	387
Exploration costs	-	195	-	3	3	195
General and administrative	1,439	5,812	1,688	7,499	5,811	6,061
Depletion	4,700	20,037	4,354	14,689	10,335	19,691
	(6,179)	(26,392)	(6,121)	(22,512)	(16,391)	(26,334)
Operating income	15,801	63,278	13,860	44,854	30,994	61,337
Other income (expenses)						
Amortization of debt issuance costs	(125)	(496)	(121)	(477)	(356)	(492)
Interest expense	(8,747)	(34,648)	(8,571)	(33,954)	(25,383)	(34,472)
Interest income	731	2,494	561	1,896	1,335	2,324
Gain on sale of land	-	13,788	-	-	-	13,788
Other expense	(22)	(40)	-	-	-	(18)
	(8,163)	(18,902)	(8,131)	(32,535)	(24,404)	(18,870)
Income before taxes	7,638	44,376	5,729	12,319	6,590	42,467
Income tax	(480)	(760)	-	(70)	(70)	(280)
Net income	$ 7,158	$ 43,616	$ 5,729	$ 12,249	$ 6,520	$ 42,187
Net income:						
Attributed to owners of the Group Funds	$ 7,124	$ 43,345	$ 5,448	$ 11,243	$ 5,795	$ 41,669
Attributed to UDC non-controlling interest	34	271	281	1,006	725	518

The unaudited combined statements of operations of Aggie Grazing Block LLC for the nine months ended December 31, 2025 and the twelve months ended March 31, 2025

	[A]	[B]	[C]	[D]	[D] - [C]	[B] + [C] - [A]
Aggie Grazing Block LLC	3 Months Ended March 31, 2024 USD	Year ended December 31, 2024 USD	3 Months Ended March 31, 2025 USD	Year ended 2025 December 31, 2025 USD	9 Months Ended ($USD) December 31, 2025 USD	Trailing Twelve Months Ended ($USD) March 31, 2025 USD
Operating expenses						
Surface owner payments	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs	-	-	-	-	-	-
General and administrative	-	7	9	11	2	16
Depletion	-	-	-	-	-	-
Operating loss	-	(7)	(9)	(11)	(2)	(16)
Other income (expenses)						
Amortization of debt issuance costs	-	-	-		-	-
Interest expense	-	-	-		-	-
Interest income	-	-	-		-	-
Gain on distribution	-	-	-		-	-
Net income (loss) from investment - equity method	14	2,777	(38)	(185)	(147)	2,725
Other expense	-	-	-		-	-
Income before taxes	14	2,770	(47)	(196)	(149)	2,709
Deferred income tax benefit (expense)	-	(21)	-	46	46	(21)
Income tax expense	-	(497)	(10)	(10)	-	(507)
Net income	$ 14	$ 2,252	$ (57)	$ (160)	$ (103)	$ 2,181

The unaudited combined statements of operations of Cougar Utah Block LLC for the nine months ended December 31, 2025 and the twelve months ended March 31, 2025

[A]	[B]	[C]	[D]	[D] - [C]	[B] + [C] - [A]

Uranium Royalty Corp.

Cougar Utah Block LLC	3 Months Ended March 31, 2024	Year ended December 31, 2024	3 Months Ended March 31, 2025	Year ended 2025 December 31, 2025	9 Months Ended ($USD) December 31, 2025	Trailing Twelve Months Ended ($USD) March 31, 2025
	USD	USD	USD	USD	USD	USD
Operating expenses						
Surface owner payments	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs	-	-	-	-	-	-
General and administrative	-	9	10	13	3	19
Depletion	-	-	-	-	-	-
Operating loss	-	(9)	(10)	(13)	(3)	(19)
Other income (expenses)						
Amortization of debt issuance costs	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-
Interest income	-	-	-	-	-	-
Gain on distribution	-	1	-	1	1	1
Net income (loss) from investment - equity method	-	-	-	-	-	-
Other expense	-	-	-	-	-	-
Income before taxes	-	(8)	(10)	(12)	(2)	(18)
Deferred income tax benefit (expense)	-	-	-	-	-	-
Income tax expense	-	-	-	-	-	-
Net income	$ -	$ (8)	$ (10)	$ (12)	$ (2)	$ (18)

The unaudited combined statements of operations of Sweetwater Trona Block LLC for the nine months ended December 31, 2025 and the twelve months ended March 31, 2025

Sweetwater Trona Block LLC	[A] 3 Months Ended March 31, 2024	[B] Year ended December 31, 2024	[C] 3 Months Ended March 31, 2025	[D] Year ended 2025 December 31, 2025	[D] - [C] 9 Months Ended ($USD) December 31, 2025	[B] + [C] - [A] Trailing Twelve Months Ended ($USD) March 31, 2025
	USD	USD	USD	USD	USD	USD
Operating expenses						
Surface owner payments	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs	-	-	-	-	-	-
General and administrative	-	17	17	20	3	34
Depletion	-	-	-	-	-	-
Operating loss	-	(17)	(17)	(20)	(3)	(34)
Other income (expenses)						
Amortization of debt issuance costs	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-
Interest income	-	-	-	-	-	-
Gain on distribution	-	-	-	-	-	-
Net income (loss) from investment - equity method	2,173	9,275	1,739	3,749	2,010	8,841
Other expense	-	-	-	-	-	-
Income before taxes	2,173	9,258	1,722	3,729	2,007	8,807
Deferred income tax benefit (expense)	-	(455)	-	(40)	(40)	(455)
Income tax expense	-	(114)	-	(10)	(10)	(114)
Net income	$ 2,173	$ 8,689	$ 1,722	$ 3,679	$ 1,957	$ 8,238

Uranium Royalty Corp.

Sweetwater Entities combination, eliminations and presentation reclassification

The table below presents the details of Sweetwater Entities combined balance sheets, intercompany adjustments and reclassification to conform with URC's consolidated Statement of Financial Position at January 31, 2026:

	Sweetwater Group Funds Dec 31st, 2025	Aggie Grazing Block Dec 31st, 2025	Cougar Utah Block Dec 31st, 2025	Sweetwater Trona Block Dec 31st, 2025	Sweetwater Entities Dec 31st, 2025	Interco Adjustments	Notes	IFRS Sweetwater Entities Dec 31st, 2025	IFRS Sweetwater Entities Dec 31st, 2025	Reclass	Pro forma presentation
	USD	USD	USD	USD	USD	USD		USD	CAD	CAD	
Assets											
Current assets											
Cash	$ 10,414	$ 8	$ 2	$ 5	$ 10,429			$ 10,429	$ 14,294		
Restricted cash	40,075	-	-	-	40,075			40,075	54,927		
Accounts receivable and accrued receivables	1,903	-	-	-	1,903			1,903	2,608	552	Prepaids and other receivables
Income Tax Receivable	-	124	7	555	686			686	940		
Deferred tax asset	-	46	-	727	773			773	1,059		
Due from related party	99	-	-	451	550	(451)	3a	99	136		
Prepayments	324	-	-	-	324			324	444		
Total current assets	52,815	178	9	1,738	54,740	(451)		54,289	74,408		
Non-Current assets											
Mineral properties, net	997,664	-	-	-	997,664			997,664	1,367,398		
Land	153,829	-	-	-	153,829			153,829	210,839	210,839	Mineral properties, net
Plant, property, and equipment, net	693	-	-	-	693			693	950		
Other long-term assets	20	-	-	-	20			20	27	27	Other long-term assets
Investment - equity method	-	27,619	-	122,836	150,455	(150,455)	3b	-	-		
Total non-current assets	1,152,206	27,619	-	122,836	1,302,661	(150,455)		1,152,206	1,579,214		
Total Assets	$ 1,205,021	$ 27,797	$ 9	$ 124,574	$ 1,357,401	$ (150,906)		$ 1,206,495	$ 1,653,622		
Liabilities											
Current liabilities											
Advanced minimum royalties - current	20,208	-	-	-	20,208			20,208	27,697		
Accounts payable and accrued liabilities	1,658	-	-	-	1,658			1,658	2,272		
Deferred revenue	1,610	-	-	-	1,610			1,610	2,207		

Uranium Royalty Corp.

Due to related party	451	10	43	-	504	(451)	3a	53	73		
Interest payable	8,407	23	-	451	8,881			8,881	12,172		
Lease liabilities - current portion	109	-	-	-	109			109	149	149	Current portion of lease liability
Long term debt - current portion	15,123	-	-	-	15,123			15,123	20,728		
Income taxes payable	-	-	-	-	-			-	-		
Total current liabilities	47,566	33	43	451	48,093	(451)		47,642	65,298		
Non-Current liabilities											
Lease liabilities	554	-	-	-	554			554	759	759	Non-current portion of lease liability
Long term debt, net	611,624	-	-	-	611,624			611,624	838,292		
Contingent transfer of mineral rights	6,000	-	-	-	6,000			6,000	8,224		
Total non-current liabilities	618,178	-	-	-	618,178			618,178	847,275		
Total Liabilities	665,744	33	43	451	666,271	(451)		665,820	912,573		
Member's Equity											
Contributed capital	569,206	29,372	1	132,582	731,161	(150,455)	3b	580,706	795,916	795,916	Issued capital
Distributions and dividends	(125,870)	(4,283)	-	(30,465)	(160,618)			(160,618)	(220,143)		
Retained Earnings/Deficit	85,535	2,675	(35)	22,006	110,181			110,181	151,014		
Equity attributable to the owners	528,871	27,764	(34)	124,123	680,724						
UDC non-controlling interest	10,406	-	-	-	10,406			10,406	14,262		
Total Members' Equity	539,277	27,764	(34)	124,123	691,130	(150,455)		540,675	741,049		
Total Liabilities and Equity	$ 1,205,021	$ 27,797	$ 9	$ 124,574	$ 1,357,401	$ (150,906)		$ 1,206,495	$ 1,653,622		

Uranium Royalty Corp.

3a. This represents the elimination of intercompany receivable and intercompany payable between Sweetwater Trona Blocker and Sweetwater Group Funds. Net zero impact to retained earnings.

3b. This represents the elimination of the Aggie Grazing Block LLC and Sweetwater Trona Block LLC investment in Sweetwater Group Funds and the Sweetwater Group Funds' contributed capital in equity.

The table below presents the details of Sweetwater Entities combined statement of operations, intercompany adjustments and reclassification to conform with URC's consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the nine months ended December 31, 2025:

	Sweetwater Group Funds Dec 31st, 2025	Aggie Grazing Block Dec 31st, 2025	Cougar Utah Block Dec 31st, 2025	Sweetwater Trona Block Dec 31st, 2025	Sweetwater Entities Dec 31st, 2025	Interco Adjustments	Notes	Sweetwater Entities Dec 31st, 2025	Sweetwater Entities Dec 31st, 2025	Reclass	Pro forma presentation
Revenue	USD	USD	USD	USD	USD	USD		USD	CAD	CAD	
Royalty revenue	$ 40,310	$ -	$ -	$ -	$ 40,310			$ 40,310	$ 55,844		
Lease bonus revenue	4,886	-	-	-	4,886			4,886	6,769		
Surface revenue	1,979	-	-	-	1,979			1,979	2,742		
Annual rental revenue	210	-	-	-	210			210	291		
Total Revenue	47,385	-	-	-	47,385			47,385	65,646		
Operating expenses											
Surface owner payments	242	-	-	-	242			242	333	333	Cost of revenues
Exploration costs	3	-	-	-	3			3	4	4	Office and administration
General and administrative	5,811	2	3	3	5,819			5,819	8,062	2,953	Professional Fees and Insurance
										5,109	Office and administration
Depletion	10,335	-	-	-	10,335			10,335	14,318	14,318	Cost of revenues
Total operating expenses	16,391	2	3	3	16,399			16,399	22,717		
Operating income (loss)	30,994	(2)	(3)	(3)	30,986			30,986	42,929		

Uranium Royalty Corp.

Other income (expenses)											
Amortization of debt issuance costs	(356)	-	-	-	(356)			(356)	(493)		
Interest expense	(25,383)	-	-	-	(25,383)			(25,383)	(35,164)		
Interest income	1,335	-	-	-	1,335			1,335	1,849		
Gain on sale of land	-	-	-	-	-			-	-		
Gain on distribution	-	-	1	-	1			1	1		
Net income (loss) from investment - equity method	-	(147)	-	2,010	1,863	(1,863)	3c	-	-		
Other expense	-	-	-	-	-			-	-		
Total other income (expenses)	(24,404)	(147)	1	2,010	(22,540)	(1,863)		(24,403)	(33,807)		
Income before taxes	6,590	(149)	(2)	2,007	8,446	(1,863)		6,583	9,122		
Income tax expense	(70)	-	-	(10)	(80)			(80)	(111)	(111)	Income tax expense
Deferred income tax benefit (expense)	-	46	-	(40)	6			6	8		
Net income (loss)	$ 6,520	$ (103)	$ (2)	$ 1,957	$ 8,372	$ (1,863)		$ 6,509	$ 9,019		
Net income:											
Attributed to owners of the Group Funds	$ 5,795				$ 5,795			$ 5,795	$ 8,015		
Attributed to UDC non-controlling interest	$ 725				$ 725			$ 725	$ 1,004		

The table below presents the details of Sweetwater Entities combined statement of operations, intercompany adjustments and reclassification to conform with URC's consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the twelve months ended March 31, 2025:

	Sweetwater Group Funds Mar 31s, 2025	Aggie Grazing Blocker Mar 31st, 2025	Cougar Utah Blocker Mar 31st, 2025	Sweetwater Trona Blocker Mar 31st, 2025	Sweetwater Entities Mar 31st, 2025	Interco Adjustments	Notes	Sweetwater Entities Mar 31st, 2025	Sweetwater Entities Mar 31st, 2025	Reclass	Pro forma presentation
	USD	USD	USD	USD	USD	USD		USD	CAD	CAD	
Revenue											
Royalty revenue	$ 80,593	$ -	$ -	$ -	$ 80,593			$ 80,593	$ 112,126		
Lease bonus revenue	5,130	-	-	-	5,130			5,130	7,137		
Surface revenue	1,948	-	-	-	1,948			1,948	2,711		
Annual rental revenue	-	-	-	-	-			-	-		
Total revenue	87,671	-	-	-	87,671			87,671	121,974		
Operating expenses											
Surface owner payments	387	-	-	-	387			387	538	538	Cost of revenues
Exploration costs	195	-	-	-	195			195	271	271	Office and administration
General and administrative	6,061	16	19	34	6,130			6,130	8,528	4,020	Professional Fees and Insurance
										4,508	Office and administration
Depletion	19,691	-	-	-	19,691			19,691	27,395	27,395	Cost of revenues
Total operating expenses	26,334	16	19	34	26,403			26,403	36,732		
Operating income (loss)	61,337	(16)	(19)	(34)	61,268			61,268	85,242		
Other income (expenses)											
Amortization of debt issuance costs	(492)	-	-	-	(492)			(492)	(685)		
Interest expense	(34,472)	-	-	-	(34,472)			(34,472)	(47,961)		
Interest income	2,324	-	-	-	2,324			2,324	3,234		
Gain on sale of land	13,788	-	-	-	13,788			13,788	19,183	19,183	Gain (Loss) on Sale of Assets

Uranium Royalty Corp.

Gain on distribution	-	-	1	-	1			1	1		
Net income (loss) from investment - equity method	-	2,725	-	8,841	11,566	(11,566)	3c	-	-		
Other expense	(18)	-	-	-	(18)			(18)	(26)	(26)	Office and administration
Total other income (expenses)	(18,870)	2,725	1	8,841	(7,303)	(11,566)		(18,869)	(26,254)		
								-			
Income before taxes	42,467	2,709	(18)	8,807	53,965	(11,566)		42,399	58,988		
Income tax expense	(280)	(507)	-	(114)	(901)			(901)	(1,254)	(1,254)	Income tax
Deferred income tax benefit (expense)	-	(21)	-	(455)	(476)			(476)	(662)		
Net income (loss)	$ 42,187	$ 2,181	$ (18)	$ 8,238	$ 52,588	$ (11,566)		$ 41,022	$ 57,072		
Net income:											
Attributed to owners of the Group Funds	$ 41,669				$ 41,669			$ 41,669	$ 57,973		
Attributed to UDC non-controlling interest	$ 518				$ 518			$ 518	$ 721		

3c: This represents the elimination of Net income (loss) from investment - equity method that was distributed to Aggie Grazing Block LLC, Sweetwater Trona Block LLC by the Sweetwater Group Funds.

Note 4 — Calculation of Purchase Consideration and Preliminary Purchase Price Allocation of the Sweetwater Transaction

The preliminary estimated fair value of consideration transferred on the Transaction Date is comprised of (i) total cash consideration, which includes the cash payable to Orion and OTPP at closing of the Transaction, (ii) the balance in common shares of New UROY Shares issuable to Orion and OTPP at Closing. The preliminary purchase consideration is as follows:

	(in thousands)	
	USD	CAD (2)
Cash	$ 330,000	$ 447,546
Equity (1)	812,640	1,102,102
Total consideration	**$ 1,142,640**	**$ 1,549,648**

1. The value of the equity is fixed and equal to the difference between the cash paid and total estimated consideration.
2. The amounts were translated from USD to CAD using the historical exchange rate of 1 USD : 1.3562 CAD in effect as of January 30, 2026, which represents the most recent business day preceding the assumed transaction closing date of January 31, 2026, which fell on a non-business day.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of the Sweetwater Entities are recorded at the Transaction Date fair values and added to those of URC. The pro forma adjustments are preliminary and aside from the formal valuation of the Sweetwater Entities' mineral properties, are based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Transaction. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.

The following table sets forth a preliminary allocation of the purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of the Sweetwater Entities based on Sweetwater Entities' combined balance sheet at December 31, 2025, with the excess recorded as goodwill:

	(in thousands)
Assets acquired	**CAD**
Cash	$ 13,982
Restricted cash	54,927
Accounts receivable, net	2,056
Income tax receivable	940
Deferred income tax asset	1,059
Prepaids and other receivables	992
Due from related party	136
Total current assets	74,092
Royalties	27
Mineral properties, net	2,869,318
Plant, property, and equipment, net	825

Total assets		2,944,262
Liabilities assumed		
Accounts payable and accrued liabilities		2,272
Current portion of lease liability		105
Advanced minimum royalties - current		27,697
Deferred revenue		2,207
Due to related party		73
Interest payable		12,172
Long term debt - current portion		20,728
Total current liabilities		65,254
Non-current portion of lease liability		675
Long term debt, net		838,292
Deferred tax liabilities		355,641
Total liabilities		1,259,862
Net assets acquired	**$**	**1,684,400**
Non-controlling interests (NCI)		**(134,752)**
Net assets attributable to the Company	**$**	**1,549,648**

Note 5 — Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

a. Represents the recognition of $27,124 of transaction costs related to the Transaction as accounts payable as of January 31, 2026.
b. Represents the increase in URC's cash balance at January 31, 2026, of $271,597 related to sale of $184,901 of its uranium inventory reserves to fund the cash portion of the Purchase Price.
c. Represents the increase in URC's cash balance of $54,248 related to the completion of the equity financing (net of commission), resulting from the Uranium Energy Corp. ("UEC") Subscription, pursuant to a signed subscription agreement under which UEC has committed to fund a portion of the cash consideration payable in connection with the Transaction at a price of USD $3.64 per subscription receipt, for total proceeds of USD $40 million, which was translated to CAD using the historical exchange rate of 1 USD : 1.3562 CAD in effect as of January 30, 2026.
d. Represents the cash portion of the total consideration equal to $447,546 (see Note 4).
e. Represents the adjustment to NCI to reach 8% NCI that URC is not acquiring.
f. Represents the adjustment of Sweetwater Entities' mineral properties to its preliminary determined fair value of $2,869,318 as of the Transaction Date.
g. Represents the elimination of Sweetwater Entities' issued capital, distributions and dividends and adjustments to retained earnings.
h. Represents the total of deferred income tax liabilities due to the increase of Sweetwater Entities' mineral properties (see Note 5f) of $355,641 and existing deferred income tax assets of $1,059 from Sweetwater Entities.
i. Represents an increase of $7,971 depletion and an increase of deferred income tax benefit of $2,152 for the 9 months ending in December 31, 2025 and an increase of $14,024 depletion and an increase of deferred income tax benefit of $3,786 for the 12 months ending in March 31, 2025 due to the increase of Sweetwater Entities' mineral properties (see Note 5f).
j. Represents the equity to be issued equal to the difference between the cash paid and total estimated consideration (See Note 4).
k. Adjustment of Sweetwater Entities' current and noncurrent debt balances to fair value were not required as they are related to Sweetwater Entities' senior secured notes with various noteholders and are accordingly held at amortized cost with no changes in credit risk or to interest rates.

Note 6 — Pro Forma Share Capital

URC unaudited pro forma share capital after the Transaction as at January 31, 2026 has been determined as:

	Common Shares
Issued and outstanding at January 31, 2026	146,477,507
Orion issued in exchange for Sweetwater Entities	162,586,240
OTPP issued in exchange for Sweetwater Entities	60,666,507
Issuance related to Equity Financing	10,989,011
Total pro forma issued and outstanding	**380,719,265**

Note 7 — Pro Forma Net Income Per Share

For the purposes of the unaudited pro forma consolidated financial statements, the net income per share has been calculated using the weighted average number of shares which would have been outstanding at the period end, after giving effect to the Transaction as if it had occurred on May 1, 2024.

	Nine Months Ended January 31, 2026	Year Ended April 30, 2025
Weighted average number of URC shares – basic	136,519,889	126,795,491
Weighted average number of URC shares – diluted	136,864,669	126,795,491
Pro forma weighted average number of URC shares – basic	370,761,647	361,037,249
Pro forma weighted average number of URC shares – diluted	371,106,427	361,037,249
Pro forma consolidated net income	$8,835	$14,148
Pro forma net income per share – basic	**$0.02**	**$0.04**
Pro forma net income per share – diluted	**$0.02**	**$0.04**

APPENDIX "I" EXCHANGEABLE SHARE PROVISIONS

See attached.

ANNEX A
TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions (it being understood that all references to the "Company" in this Annex A shall be a reference to ExchangeCo, a corporation incorporated under the laws of British Columbia):

1. Interpretation

(a) Definitions. For the purposes of these Exchangeable Share Provisions:

"**affiliate**" has the meaning ascribed thereto National Instrument 45-106 *Prospectus Exemptions*;

"**Arrangement Agreement**" means the arrangement agreement dated April 16, 2026 between URC and the Sweetwater Investors, including all schedules annexed thereto, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

"**Automatic Exchange Right**" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement;

"**BCBCA**" means the *Business Corporations Act* (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Board of Directors**" means the board of directors of the Company;

"**Business Day**" means any day (prior to 5:00 p.m. Vancouver time), other than a Saturday or a Sunday, when Canadian chartered banks are open for regular business in the city of Vancouver, British Columbia, Canada;

"**Callco**" means [■], an unlimited liability corporation existing under the laws of the Province of British Columbia, or any other direct or indirect wholly-owned subsidiary of New URC designated by New URC from time to time in replacement thereof (without any further act or formality);

"**Canadian Dollar Equivalent**" means, at any date, in respect of any amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") as of such date, the product obtained by multiplying (i) the Foreign Currency Amount by (ii) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

"**Change of Law**" means: (i) any change or imminent change in applicable laws (including tax laws) as a result of which maintaining the structure associated with the Exchangeable Shares would be materially adverse to New URC, the Company, the holders of Exchangeable Shares, taken as a whole, or would materially impair the intended economic equivalence of the Exchangeable Shares and the New URC Shares; or (ii) any amendment to the Tax Act or other applicable provincial income tax laws that would permit Canadian resident holders of the Exchangeable Shares to exchange their Exchangeable Shares for New URC Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of the holding, exchange, redemption or retraction of the Exchangeable Shares for New URC Shares for the purposes of the Tax Act or applicable provincial income tax laws;

"**Change of Law Call Date**" has the meaning scribed thereto in Section 8(b);

"**Change of Law Call Purchase Price**" has the meaning ascribed thereto in Section 8(a);

"**Change of Law Call Right**" has the meaning ascribed thereto in Section 8(a);

"**Common Shares**" means the common shares in the capital of the Company;

"**Current Market Price**" means, in respect of a New URC Share on any date, the Canadian Dollar Equivalent of the average closing price of a New URC Share on the Nasdaq during the period of 20 consecutive trading days ending on the third trading day immediately before such date or, if the New URC Shares are not then listed on the Nasdaq, on such other stock exchange or automated quotation system on which the New URC Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of New URC Shares during such period does not reflect the fair market value of a New URC Share, then the Current Market Price of a New URC Share shall be determined by the Board of Directors, based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

"**Effective Date**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Exchangeable Shares**" means the redeemable preferred shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein;

"**Exchangeable Share Consideration**" means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of the Company in respect of such Exchangeable Share, or purchase of such Exchangeable Share pursuant to these Exchangeable Share Provisions, the Plan of Arrangement, the Support Agreement or the Voting and Exchange Trust Agreement:

(i) the Current Market Price of one New URC Share deliverable in connection with such action; plus

(ii) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, and all undeclared but payable, cash dividends, distributions and returns of capital deliverable in connection with such action; plus

(iii) such stock or other property constituting any declared, payable and unpaid non-cash dividends or returns of capital deliverable in connection with such action;

provided that: (A) the part of the consideration which represents (i) above shall be fully paid and satisfied by the delivery of one New URC Share, such share to be duly issued, fully paid and nonassessable; (B) the part of the consideration which represents (iii) above shall be fully paid and satisfied by delivery of such non-cash items; (C) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (D) in each case, any such consideration shall be paid without interest and less any tax required to be deducted and withheld therefrom;

"**Exchangeable Share Price**" means, at any time, for each Exchangeable Share, an amount equal to the aggregate of:

(i) the Current Market Price of one New URC Share at such time;

(ii) the full amount of all cash dividends, distributions and returns of capital declared, payable and unpaid, at such time, on such Exchangeable Share;

(iii) the full amount of all non-cash dividends, distributions and returns of capital declared, payable and unpaid, at such time, on such Exchangeable Share; and

(iv) the full amount of all dividends, distributions and returns of capital declared and payable or paid in respect of each New URC Share which have not, at such time, been declared or paid on such Exchangeable Share in accordance herewith;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions set out herein;

"**Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Company, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement;

"**Exempt Exchangeable Share Voting Event**" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Company to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change is required to maintain the economic equivalence of the Exchangeable Shares and the New URC Shares;

"**Liquidation Amount**" has the meaning ascribed thereto in Section 5(b);

"**Liquidation Call Purchase Price**" has the meaning ascribed thereto in Section 5(a)(i);

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 5(a)(i);

"**Liquidation Date**" has the meaning ascribed thereto in Section 5(b);

"**Nasdaq**" means the Nasdaq Stock Market LLC;

"**New URC**" means Uranium Royalty Corp., a corporation existing pursuant to the laws of Delaware;

"**New URC Control Transaction**" shall be deemed to have occurred if:

(i) any person acquires, directly or indirectly, any voting security of New URC and, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of New URC;

(ii) the shareholders of New URC approve a merger, consolidation, recapitalization or reorganization of New URC, other than any such transaction which would result in the holders of outstanding voting securities of New URC immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction;

(iii) the shareholders of New URC approve a liquidation of New URC; or

(iv) New URC sells or disposes of all or substantially all of its assets;

"**New URC Dividend Declaration Date**" means the date on which the board of directors of New URC declares any dividend or other distribution on the New URC Shares;

"**New URC Shares**" means shares of common stock, having a par value of $0.001, in the capital of New URC.

"**person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Schedule A to the Arrangement Agreement, including any appendices thereto, and any amendments, modifications or supplements thereto made from time to time in accordance with its terms;

"**Redemption Call Purchase Price**" has the meaning ascribed thereto in Section 7(a)(i);

"**Redemption Call Right**" has the meaning ascribed thereto in Section 7(a)(i);

"**Redemption Date**" means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares, which date shall be no earlier than the tenth anniversary of the Effective Date, unless:

(i) the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by New URC and its subsidiaries) is less than 10% of the number of Exchangeable Shares issued on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or stock or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date prior to the tenth anniversary of the Effective Date as it may determine, upon at least 30 days' prior written notice to the holders of the Exchangeable Shares and the Trustee;

(ii) a take-over bid is made for New URC Shares and such bid is accepted by holders of New URC Shares such that, upon completion of such take-over bid, the offeror thereunder, together with any affiliates and associates of the offeror, would beneficially own not less than 90% of the outstanding New URC Shares, in which case the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days prior written notice to the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iii) a New URC Control Transaction is proposed, in which case, provided the Board of Directors determines in good faith that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such New URC Control Transaction or that the redemption of all but not less than all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by New URC and its affiliates) is necessary to enable the completion of such New URC Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days prior written notice to the holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iv) an Exchangeable Share Voting Event is proposed and (A) the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event, and (B) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the later of the events described in (A) and (B) above occurs;

(v) an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable Shares fail to take such action; or

(vi) there is a Change of Law, in which case the Board of Directors may accelerate the Redemption Date to such date prior to the tenth anniversary of the Effective Date as it may determine, upon at least 30 days' prior written notice to New URC, the holders of the Exchangeable Shares and the Trustee,

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i), (ii), (iii), (iv), (v) or (vi) above to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption;

"**Redemption Price**" has the meaning ascribed thereto in Section 7(b);

"**Retracted Shares**" has the meaning ascribed thereto in Section 6(a)(i);

"**Retraction Call Notice**" has the meaning ascribed thereto in Section 6(b)(ii);

"**Retraction Call Right**" has the meaning ascribed thereto in Section 6(a)(i)(C);

"**Retraction Call Right Purchase Price**" has the meaning ascribed thereto in Section 6(b)(i);

"**Retraction Date**" has the meaning ascribed thereto in Section 6(a)(i);

"**Retraction Price**" has the meaning ascribed thereto in Section 6(a)(i);

"**Retraction Request**" has the meaning ascribed thereto in Section 6(a)(i);

"**Support Agreement**" means the support agreement dated the Effective Date among New URC, Callco and the Company entered into in connection with and pursuant to the Plan of Arrangement, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

"**Sweetwater Investors**" has the meaning set forth in the Arrangement Agreement;

"**Tax Act**" means the Income Tax Act (Canada);

"**Transfer Agent**" means Computershare Investor Services Inc., or such other person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by URC and the Sweetwater Investors, each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**URC**" means Uranium Royalty Corp., a corporation existing under the laws of the Province of British Columbia; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be made among New URC, Callco, the Company and the Trustee in connection with the Plan of Arrangement, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

(b) Interpretation Not Affected by Headings. The division of these Exchangeable Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a "Section" followed by a number and/or a letter refer to the specified section of these Exchangeable Share Provisions.

(c) Number and Gender. In these Exchangeable Share Provision, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa and words imparting any gender shall include all genders.

(d) Date of Any Action. If any date on which any action is required to be taken hereunder by any person is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

(e) Currency. In these Exchangeable Share Provision, unless stated otherwise, all cash payments provided for herein shall be made in Canadian dollars.

2. Ranking of Exchangeable Shares

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares: (a) with respect to the payment of dividends or other distributions as and to the extent

provided in Section 3 and (b) with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section 5.

3. Dividends and Distributions

(a) Dividends and Distributions. A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each New URC Dividend Declaration Date, declare a dividend or other distribution on each Exchangeable Share:

(i) in the case of a cash dividend or other distribution declared on the New URC Shares, in an amount in cash for each Exchangeable Share equal to the Canadian Dollar Equivalent of the cash dividend or other distribution declared on each New URC Share on the New URC Dividend Declaration Date;

(ii) in the case of a stock or share dividend or other distribution declared on the New URC Shares to be paid in New URC Shares, by the issue or transfer by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of New URC Shares to be paid on each New URC Share; provided, however, that the Company may, in lieu of such stock or share dividend or other distribution, elect to effect a corresponding, contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with Sections 3(e) and 3(e)(v)) subdivision of the outstanding Exchangeable Shares; or

(iii) in the case of a dividend or other distribution declared on the New URC Shares in property other than cash or New URC Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the Board of Directors in accordance with Section 3(e)) to the type and amount of property declared as a dividend or other distribution on each New URC Share; and

such dividends or other distributions shall be paid out of money, assets or property of the Company properly applicable to the payment of dividends or other distributions, out of authorized but unissued shares of the Company or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions other than or in excess of the dividends or other distributions referred to in this Section 3(a).

(b) Payments of Dividends and Distributions. Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends or other distributions contemplated by Section 3(a)(i) and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend or other distribution represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares or written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any stock or share dividends or other distributions contemplated by Section 3(a)(ii) or any subdivision of the Exchangeable Shares under Sections 3(a)(ii) and 3(e)(v), and the sending of such certificates or written evidence to each holder of an Exchangeable Share shall satisfy the stock or share dividend or other distribution represented thereby. Such other type and amount of property in respect of any dividends or other distributions contemplated by Section 3(a)(iii) shall be issued, distributed or transferred by the Company in such manner as it shall determine, and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend or other distribution represented thereby. Subject to the requirements of applicable law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend or other distribution that is represented by a cheque that has not been duly presented to the Company's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

(c) Record and Payment Dates. The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares under Section 3(a) shall be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution declared on the New URC Shares. The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision of the Exchangeable Shares under Sections 3(a)(ii) and 3(e)(v),

and the effective date of such subdivision, shall be the same dates as the record and payment date, respectively, for the corresponding stock or share dividend or other distribution declared on the New URC Shares.

(d) Partial Payment. If on any payment date for any dividends or other distributions declared on the Exchangeable Shares under Section 3(a) the dividends or other distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions.

(e) Economic Equivalence. The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Board of Directors may determine), "economic equivalence" for the purposes of the Exchangeable Share Provisions and each such determination shall be conclusive and binding on the Company and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i) in the case of any stock or share dividend or other distribution payable in New URC Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of New URC Shares previously outstanding;

(ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each New URC Share and the Current Market Price of a New URC Share, the price volatility of the New URC Shares and the terms of any such instrument;

(iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of New URC of any class other than New URC Shares, any rights, options or warrants other than those referred to in Section 3(e)(ii), any evidences of indebtedness of New URC or any assets of New URC), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding New URC Share and the Current Market Price of a New URC Share;

(iv) in the case of any subdivision, redivision or change of the then outstanding New URC Shares into a greater number of New URC Shares or the reduction, combination, consolidation or change of the then outstanding New URC Shares into a lesser number of New URC Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting the New URC Shares, the effect thereof upon the then outstanding New URC Shares; and

(v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of New URC Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(f) Subdivision on Stock or Share Dividend. In the case of a stock or share dividend declared on New URC Shares to be paid in New URC Shares, in lieu of declaring the stock or share dividend contemplated by Section 3(a)(ii) on the Exchangeable Shares, the Board of Directors may, in good faith and in its discretion and subject to applicable Law and to obtaining all required regulatory approvals, subdivide, redivide or change each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before such subdivision becomes a number of Exchangeable Shares equal to the sum of (i) one New URC Share, and (ii) the number of New URC Shares to be paid as a share dividend on each New URC Share. In such instance, and notwithstanding any other provision hereof, such subdivision, shall become effective on the effective date specified in Section 3(c) without any further act or formality on the part of the Board of Directors or of the holders of Exchangeable Shares. For greater certainty, subject to applicable Law, no approval of the

holders of Exchangeable Shares to an amendment to the articles of the Company shall be required to give effect to such subdivision.

4. Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 12(a):

(a) pay any dividends or other distributions on the Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions, other than stock or share dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of the assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;

(c) redeem or purchase or make any capital distribution in respect of any other shares of the Company ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; or

(d) issue any Exchangeable Share or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividends to the holders of such Exchangeable Shares or pursuant to a shareholders rights plan adopted by the Company;

provided, however, that the restrictions in this Section 4 shall not apply if all dividends or other distributions on the outstanding Exchangeable Shares corresponding to dividends or other distributions declared and paid on the New URC Shares shall have been declared and paid in full on the Exchangeable Shares prior to or as at the date of any such event referred to in this Section 4.

5. Liquidation

(a) Liquidation Call Right.

(i) Subject to the proviso in Section 5(a)(ii) that New URC shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Callco has not exercised the Liquidation Call Right, New URC and Callco shall each have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the sale and purchase contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by New URC or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Liquidation Date (the "**Liquidation Call Purchase Price**") in accordance with Section 5(a)(iii). In the event of the exercise of the Liquidation Call Right by New URC or Callco, as the case may be, each such holder of Exchangeable Shares (other than New URC and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to New URC or Callco, as the case may be, on the Liquidation Date upon payment by New URC or Callco, as the case may be, to such holder of the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share, and the Company shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

(ii) New URC shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Callco has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, New URC or Callco must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a voluntary liquidation, dissolution or winding-up of the Company or any other voluntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least 30 days before the Liquidation Date, or (ii) in the case of an involuntary liquidation, dissolution or winding-up of the Company or any other involuntary distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, at least five Business Days before the Liquidation Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not New URC and/or Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which New URC or Callco may exercise the Liquidation Call Right. If New URC and/or Callco exercises the Liquidation Call Right, then on the Liquidation Date, New URC and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(iii) For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Liquidation Call Right, New URC and/or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price for all holders of the Exchangeable Shares (other than New URC and its affiliates), less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than New URC and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Liquidation Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Liquidation Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the New URC Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of New URC and/or Callco, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive. If neither New URC nor Callco exercises the Liquidation Call Right in the manner described above, each holder of Exchangeable Shares will be entitled to receive, on the Liquidation Date, the Liquidation Amount otherwise payable by the Company in respect of the Exchangeable Shares held by such holder in connection with the liquidation, dissolution or winding-up of the Company or any distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs pursuant to this Section 5.

(b) <u>Liquidation Amount</u>. Subject to applicable laws and the due exercise by New URC or Callco of the Liquidation Call Right (which shall itself be subject to the sale and purchase contemplated by the Automatic Exchange Right), in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution, winding-up or other distribution (the "**Liquidation Date**"), before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to dividends or other distributions an amount per share (the "**Liquidation Amount**") equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Amount.

(c) Payment of Liquidation Amount. In the case of a distribution pursuant to Section 5(b), and provided that the sale and purchase contemplated by the Automatic Exchange Right has not occurred and that the Liquidation Call Right has not been exercised by New URC or Callco, on or promptly after the Liquidation Date, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of such holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration such holder is entitled to receive pursuant to Section 5(b). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Liquidation Amount, unless payment of the aggregate Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Liquidation Amount has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited in a custodial account with, any chartered bank or trust company the Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by such bank or trust company as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares as of the date of such deposit shall be limited to receiving its proportionate part of the aggregate Liquidation Amount for such Exchangeable Shares so deposited, without interest, and all dividends and other distributions with respect to the New URC Shares to which such holder is entitled with a record date on or after the date of such deposit and before the date of transfer of such New URC Shares to such holder (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the New URC Shares delivered to them or the custodian on their behalf.

(d) No Right to Participate in Further Distributions. After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Liquidation Amount per Exchangeable Share pursuant to this Section 5, such holders shall not be entitled to share in any further distribution of the assets of the Company.

6. Retraction of Exchangeable Shares

(a) Retraction at Option of Holder

(i) Subject to applicable laws and the due exercise by New URC or Callco of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Company to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "**Retraction Price**"), which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to the Company, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have the Company redeem, together with (A) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, together with such additional documents, instruments

and payments as the Transfer Agent and the Company may reasonably require and (B) a duly executed request (the "**Retraction Request**") in the form of Appendix I hereto or in such other form as may be acceptable to the Company:

(A) specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by the Company;

(B) stating the Business Day on which the holder desires to have the Company redeem the Retracted Shares (the "**Retraction Date**"), provided that the Retraction Date shall not be less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Company and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 10th Business Day after the date on which the Retraction Request is received by the Company, subject to Section 6(a)(v); and

(C) acknowledging the overriding right (the "**Retraction Call Right")** of New URC and Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to New URC or Callco in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 6(b).

(ii) In the case of a redemption of Exchangeable Shares pursuant to this Section 6(a), upon receipt by the Company or the Transfer Agent in the manner specified in Section 6(a)(i) of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Company redeem, together with a duly executed Retraction Request and such additional documents and instruments specified in Section 6(a)(i) or that the Company may reasonably require, and provided that (A) the Retraction Request has not been revoked by the holder of such Retracted Shares in the manner specified in Section 6(a)(iv), and (B) neither New URC nor Callco has exercised the Retraction Call Right, the Company shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Company shall deliver or cause to be delivered to such holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery of such Exchangeable Share Consideration by or on behalf of the Company by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company. On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Price in respect thereof, unless payment of the aggregate Retraction Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of the certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company shall thereafter be considered and deemed for all purposes to be a holder of the New URC Shares delivered to such holder.

(iii) Notwithstanding any other provision of this Section 6, the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request if and to the extent that such

redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws. If the Company believes, after due enquiry, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither New URC nor Callco has exercised the Retraction Call Right with respect to such Retracted Shares, the Company shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company. In any case in which the redemption by the Company of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws, the Company shall redeem Retracted Shares in accordance with Section 6(a)(ii) on a pro rata basis in proportion to the total number of Exchangeable Shares tendered for retraction and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company pursuant to Section 6(a)(ii). If the Company would otherwise be obligated to redeem Retracted Shares pursuant to Section 6(a)(ii) but is not obligated to do so as a result of solvency requirements or other provisions of applicable laws, the holder of any such Retracted Shares not redeemed by the Company pursuant to Section 6(a)(ii) as a result of solvency requirements or other provisions of applicable laws shall be deemed, by delivery of the Retraction Request, to have instructed the Transfer Agent to require New URC or Callco to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by New URC or Callco to such holder of the aggregate Retraction Price in respect of such Retracted Shares, all as more specifically provided for in the Voting and Exchange Trust Agreement.

(iv) A holder of Retracted Shares may, by notice in writing given by the holder to the Company before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to New URC or Callco shall be deemed to have been revoked.

(v) Notwithstanding any other provision of this Section 6(a), if:

(A) exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require the Company to redeem any Exchangeable Shares pursuant to this Section 6(a) on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of the Nasdaq to the listing and trading (subject to official notice of issuance) of the New URC Shares that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

(B) as a result of (A) above, it would not be practicable (notwithstanding the reasonable endeavours of New URC) to obtain such approvals in time to enable all or any of such New URC Shares to be admitted to listing and trading by the Nasdaq (subject to official notice of issuance) when so delivered; the Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 6(a)(v)(A) are obtained and (ii) the date which is 30 Business Days after the date on which the relevant Retraction Request is received by the Company, and references in these Exchangeable Share Provisions to such Retraction Date shall be construed accordingly.

(b) Retraction Call Rights

(i) In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 6(a), and subject to the limitations set forth in Section 6(b)(ii) (including that New URC shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which Callco has not exercised its Retraction Call Right), the Retraction Call Right will be available to each of New URC and Callco, notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to Section 6(a), to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares

held by such holder on payment by New URC or Callco, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "**Retraction Call Right Purchase Price**"), which price shall be satisfied in full by New URC or Callco, as the case may, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to New URC or Callco, as the case may be, on the Retraction Date on payment by New URC or Callco, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares as set forth in this Section 6(b)(i).

(ii) Upon receipt by the Company of a Retraction Request, the Company shall immediately notify New URC and Callco thereof and shall provide New URC and Callco with a copy of the Retraction Request. New URC shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which Callco has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, New URC or Callco, as the case may be, must notify the Company in writing of its determination to do so (a "**Retraction Call Notice**") within five Business Days after the Company notifies New URC and Callco of the Retraction Request. If neither New URC nor Callco so notifies the Company within such five Business Day period, the Company shall notify the holder as soon as possible thereafter that neither New URC nor Callco will exercise the Retraction Call Right. If one or both of New URC and Callco delivers a Retraction Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 6(b)(ii), the obligation of the Company to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in Section 6(a)(iv), New URC or Callco, as the case may be, shall purchase from such holder and such holder shall sell to New URC or Callco, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent as provided in Section 6(b)(iii), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company of such Retracted Shares shall take place on the Retraction Date.

(iii) For the purpose of completing a purchase of Retracted Shares pursuant to the exercise of the Retraction Call Right, New URC or Callco, as the case may be, shall deliver or cause to be delivered to the holder of such Retracted Shares, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price to which such holder is entitled and such delivery of Exchangeable Share Consideration on behalf of New URC or Callco, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(iv) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive the aggregate Retraction Call Right Purchase Price in respect thereof, unless payment of the aggregate Retraction Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Right Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by New URC or Callco, as the case may

be, shall thereafter be considered and deemed for all purposes to be a holder of the New URC Shares delivered to such holder.

7. Redemption of Exchangeable Shares by the Company

(a) Redemption Call Right.

(i) Subject to the proviso in Section 7(a)(ii) that New URC shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Callco has not exercised the Redemption Call Right, and notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to Section 7 of these Exchangeable Share Provisions, New URC and Callco shall each have the overriding right (the "**Redemption Call Right**") to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by New URC or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Redemption Date (the "**Redemption Call Purchase Price**") in accordance with Section 7(a)(iii). In the event of the exercise of the Redemption Call Right by New URC or Callco, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by the holder to New URC or Callco, as the case may be, on the Redemption Date upon payment by New URC or Callco, as the case may be, to such holder of the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration), and the Company shall have no obligation to redeem, or to pay the Redemption Price (as defined in the Exchangeable Share Provisions) in respect of, such shares so purchased.

(ii) New URC shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Callco has not exercised the Redemption Call Right. To exercise the Redemption Call Right, New URC or Callco must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right (i) in the case of a redemption occurring as a result of a New URC Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, on or before the Redemption Date, and (ii) in any other case, at least 30 days before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not New URC and/or Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which New URC or Callco may exercise the Redemption Call Right. If New URC and/or Callco exercises the Redemption Call Right, New URC and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) will sell, on the Redemption Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(iii) For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, New URC and/or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than New URC and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Redemption Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Redemption Call Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the New URC Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, and such additional documents, instruments and

payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive, in exchange therefor, and the Transfer Agent on behalf of New URC and/or Callco, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive. If neither New URC nor Callco exercises the Redemption Call Right in the manner described above, each holder of Exchangeable Shares will be entitled to receive, on the Redemption Date, the redemption price otherwise payable by the Company in respect of the Exchangeable Shares held by such holder in connection with the redemption of the Exchangeable Shares pursuant to Section 7 of these Exchangeable Share Provisions.

(b) Redemption Amount. Subject to applicable laws and the due exercise by New URC or Callco of the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by New URC and its affiliates) for an amount per share (the "**Redemption Price**") equal to the Exchangeable Share Price on the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Company delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

(c) Notice of Redemption. In the case of a redemption of Exchangeable Shares pursuant to Section 7(b), the Company shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a New URC Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by New URC or Callco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a New URC Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by the Company or the purchase by New URC or Callco, as the case may be, of the Exchangeable Shares under the Redemption Call Right will be sent on or before the Redemption Date, on as many days' prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

(d) Payment of Redemption Price. On or promptly after the Redemption Date, and provided that the Redemption Call Right has not been exercised by New URC or Callco, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by notice to the holders of the Exchangeable Shares. Payment of the Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Redemption Price, unless payment of the aggregate Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company

in Canada named in such notice and any interest earned on such deposit shall belong to the Company. Provided that such aggregate Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares in respect of which such deposit shall have been made shall be redeemed and the rights of the holders thereof after the Redemption Date shall be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the certificates for the Exchangeable Shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the New URC Shares delivered to them or the custodian on their behalf.

8. Change of Law Call Right

(a) Subject to the proviso in Section 8(b) that New URC shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Callco has not exercised the Change of Law Call Right, New URC and Callco shall each have the overriding right (the "**Change of Law Call Right**"), in the event of a Change of Law, to purchase from all but not less than all of the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) on the Change of Law Call Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by New URC or Callco, as the case may be, to each such holder of the Exchangeable Share Price (payable in the form of the Exchangeable Share Consideration) applicable on the last Business Day prior to the Change of Law Call Date (the "**Change of Law Call Purchase Price**") in accordance with Section 8(c). In the event of the exercise of the Change of Law Call Right by New URC or Callco, as the case may be, each such holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by the holder to New URC or Callco, as the case may be, on the Change of Law Call Date upon payment by New URC or Callco, as the case may be, to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(b) New URC shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Callco has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, New URC or Callco must notify the Transfer Agent, as agent for the holders of the Exchangeable Shares, and the Company of its intention to exercise such right at least 30 days before the date (the "**Change of Law Call Date**") on which New URC or Callco, as the case may be, shall acquire the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not New URC and/or Callco has exercised the Change of Law Call Right forthwith after receiving notice of such exercise from New URC and/or Callco. If New URC and/or Callco exercises the Change of Law Call Right, New URC and/or Callco, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is New URC or any of its affiliates) will sell, on the Change of Law Call Date, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

(c) For the purposes of completing the purchase and sale of the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right, New URC and/or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the aggregate Change of Law Call Purchase Price less any amounts withheld pursuant to Section 16(c). Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, the holders of the Exchangeable Shares (other than New URC and its affiliates) shall cease to be holders of the Exchangeable Shares on and after the Change of Law Call Date and, from and after such date, shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive their proportionate part of the aggregate Change of Law Purchase Price, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change of Law Call Date be considered and deemed for all purposes to be the holder of the New URC Shares which such holder is entitled to receive. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the BCBCA and the articles of the Company, as applicable and such additional documents, instruments and payments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to

receive, in exchange therefor, and the Transfer Agent on behalf of New URC and/or Callco, as the case may be, shall deliver to such holder the Exchangeable Share Consideration such holder is entitled to receive.

9. Purchase for Cancellation

(a) Private Agreement. Subject to applicable laws and the articles of the Company, and notwithstanding Section 9(b), the Company may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof.

(b) Tender Offer. Subject to applicable laws and the articles of the Company, the Company may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares by tender to all of the holders of Exchangeable Shares then outstanding at any price per share, together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this Section 9(b) more Exchangeable Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, the Exchangeable Shares to be purchased by the Company shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Exchangeable Shares tendered by each holder who submits a tender to the Company, provided that when Exchangeable Shares are tendered at different prices the pro rating shall be effected (disregarding fractions) only with respect to the Exchangeable Shares tendered at the price at which more Exchangeable Shares were tendered than the Company is prepared to purchase after the Company has purchased all the Exchangeable Shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate are purchased pursuant to this Section 9(b), a new certificate for the balance of such Exchangeable Shares shall be issued at the expense of the Company.

10. Voting Rights

Except as required by applicable laws and by Section 12, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable law.

11. Specified Amount

(a) The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Tax Act shall be an amount equal to an amount specified by the Board of Directors concurrent with the issuance of the Exchangeable Shares.

(b) The Company shall make an election under section 191.2 of the Tax Act in respect of the Exchangeable Shares.

12. Amendment and Approval

(a) Amendment. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(b) Approval. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable laws shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable laws, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided, however, that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative

vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

13. Reciprocal Changes, etc. in Respect of New URC Shares

(a) Acknowledgement in Respect of Issuances or Distributions. Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that New URC will not, except as provided in the Support Agreement, without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b):

(i) issue or distribute New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) to the holders of all or substantially all of the then outstanding New URC Shares by way of stock or share dividend or other distribution, other than an issue of New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) to holders of New URC Shares (i) who exercise an option to receive dividends in New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding New URC Shares entitling them to subscribe for or to purchase New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding New URC Shares:

(A) shares or securities of New URC of any class other than New URC Shares (or securities convertible into or exchangeable for or carrying rights to acquire New URC Shares);

(B) rights, options or warrants other than those referred to in Section 13(a)(ii) above;

(C) evidence of indebtedness of New URC; or

(D) assets of New URC;

unless, in each case, the Company issues or distributes the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by New URC in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b) Acknowledgement in Respect of Corporate Changes. Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that for so long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding, New URC will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b):

(i) subdivide, redivide or change the then outstanding New URC Shares into a greater number of New URC Shares;

(ii) reduce, combine, consolidate or change the then outstanding New URC Shares into a lesser number of New URC Shares; or

(iii) reclassify or otherwise change the New URC Shares or effect an amalgamation, merger, reorganization or other transaction affecting the New URC Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by New URC in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and

the Plan of Arrangement. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b).

(c) Successorship Transaction. Notwithstanding the foregoing provisions of this Section 13, in the event of a New URC Control Transaction which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of such term in Section 1(a):

(i) in which New URC merges or amalgamates with, or in which all or substantially all of the then outstanding New URC Shares are acquired by one or more other corporations to which New URC is, immediately before such merger, amalgamation or acquisition, related within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof); and

(ii) in which all or substantially all of the then outstanding New URC Shares are converted into or exchanged for shares or rights to receive such shares (the "**Other Shares**") of another corporation (the "**Other Corporation**") that, immediately after such New URC Control Transaction, owns or controls, directly or indirectly, New URC;

then all references herein to "New URC" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "New URC Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of shares pursuant to these Exchangeable Share Provisions or the Plan of Arrangement or the exchange of shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the New URC Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions or the Plan of Arrangement or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the New URC Control Transaction and the New URC Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

14. Actions by the Company under Support Agreement

(a) Actions by the Company. The Company will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by New URC, Callco and the Company with all provisions of the Support Agreement applicable to New URC, Callco and the Company, respectively, in accordance with the terms thereof including taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

(b) Changes to the Support Agreement. The Company shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i) adding to the covenants of any or all of the other parties to the Support Agreement for the benefit of the holders of the Exchangeable Shares, if the board of directors of each of New URC, Callco and the Company shall be of the good faith opinion, acting reasonably and after consultation with counsel, that such additions are not, and would not reasonably be expected to be, prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii) evidencing the succession of successors to New URC either by operation of law or agreement to the liabilities and covenants of New URC under the Support Agreement ("**New URC Successors**") and the covenants of and obligations assumed by each such New URC Successor in accordance with the provisions of Article 3 of the Support Agreement;

(iii) making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of New URC, Callco and the Company, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv) making such changes in or corrections to the Support Agreement which, on the advice of counsel to New URC, Callco and the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of New URC, Callco and the Company shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

provided that no amendment, waiver or forgiveness pursuant to clauses (i) through (iv) shall be made without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) if such amendment, waiver or forgiveness would adversely affect the rights or interests of the holders of the Exchangeable Shares, the economic equivalence of the Exchangeable Shares and the New URC Shares, or the ability of the holders to receive the Exchangeable Share Consideration.

15. Actions by the Company under the Voting and Exchange Trust Agreement.

(a) Actions by the Company. The Company will take all such actions and do all such things as shall be reasonably necessary or advisable to perform and comply with and to ensure performance and compliance by New URC, CallCo and the Company with all provisions of the Voting and Exchange Trust Agreement applicable to New URC, CallCo and the Company, respectively, in accordance with their terms, including taking all such actions and doing all such things as shall be reasonably necessary or advisable to enforce (other than against the Trustee) to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

(b) Changes to the Voting and Exchange Trust Agreement. The Company shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness (other than any waiver or forgiveness granted to the Trustee) of its rights or obligations under, the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(i) adding to the covenants of any or all parties to the Voting and Exchange Trust Agreement provided that the board of directors of each of New URC, CallCo and the Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(ii) evidencing the succession of successors to New URC and the covenants of and obligations assumed by each such successor of New URC in accordance with the provisions of Article 10 of the Voting and Exchange Trust Agreement;

(iii) making such amendments or modifications not inconsistent with the Voting and Exchange Trust Agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the board of directors of each of New URC, CallCo and the Company and in the opinion of the Trustee it may be expedient to make, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(iv) making such changes in or corrections to the Voting and Exchange Trust Agreement which, on the advice of counsel to New URC, CallCo, the Company and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the board of directors of each of New URC and CallCo, the Board of Directors and the Trustee shall be of the good faith opinion that such

changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

16. Legend; Call Rights; Withholding Rights

(a) Legend. The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors with respect to the Support Agreement, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and automatic exchange thereunder), the Liquidation Call, the Redemption Call Right, the Change of Law Call Right, and the Retraction Call Right.

(b) Call Rights. Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Redemption Call Right, the Change of Law Call Right and the Retraction Call Right, in each case, in favour of New URC and Callco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of New URC and Callco as provided herein.

(c) Withholding Rights. New URC, Callco, the Company and the Transfer Agent shall be entitled to deduct and withhold from any dividend, distribution or other consideration otherwise payable to any holder of Exchangeable Shares such amounts as New URC, Callco, the Company or the Transfer Agent, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act or United States tax laws or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New URC, Callco, the Company and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New URC, Callco, the Company or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and New URC, Callco, the Company or the Transfer Agent, as the case may be, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

17. Notices

(a) Notices. Subject to applicable laws, any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

(b) Certificates. Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

(c) Notice to Shareholders.

(i) Subject to applicable laws, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such

holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

(ii) In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Company shall make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Company or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if it is published once in the national edition of *The Globe and Mail* and in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the national edition of *The Globe and Mail* is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Vancouver.

(iii) Notwithstanding any other provisions of these Exchangeable Share Provisions, notices, other communications and deliveries need not be mailed if the Company determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Company has determined that delivery by mail will no longer be delayed. The Company will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 17(c). Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

18. Disclosure of Interests in Exchangeable Shares

The Company shall be entitled to require any holder of an Exchangeable Share or any person whom the Company knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of "equity securities" of the Company) under section 5.2 of National Instrument 62-104 *Take-Over Bids and Issuer Bids* or as would be required under the articles of New URC or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, if and only to the extent that the Exchangeable Shares were New URC Shares.

19. Fractional Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of a New URC Share upon the exchange, redemption or purchase of such holder's Exchangeable Share pursuant to Articles 5, 6, 7 and 8 and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from the Company, New URC or Callco, as the case may be, a cash payment equal to such fractional interest multiplied by the Current Market Price as part of the Exchangeable Share Consideration.

APPENDIX I
TO ANNEX A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To: **URANIUM ROYALTY CORP.** ("**New URC**")
[UROY CallCo ULC] ("**CallCo**")
[UROY ExchangeCo Ltd.] (the "**Company**")

This notice is given pursuant to Section 6 of the share provisions (the "**Exchangeable Share Provisions**") attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Share Provisions have the meanings ascribed to such words and expressions in such Exchangeable Share Provisions.

The undersigned hereby notifies the Company that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Company redeem in accordance with Section 6 of the Exchangeable Share Provisions: (select one)

☐ all share(s) represented by this certificate
☐ __________________ share(s) only represented by this certificate

The undersigned hereby notifies the Company that the Retraction Date shall be ________________.

NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by the Company. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 10th Business Day after the date on which this notice is received by the Company.

The undersigned acknowledges the overriding Retraction Call Right of New URC and CallCo to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to New URC or CallCo in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 6(b) of the Exchangeable Share Provisions. If neither New URC nor CallCo exercise the Retraction Call Right, the Company will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to New URC or CallCo, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Company is unable to redeem all Retracted Shares, and provided that neither New URC nor CallCo has exercised the Retraction Call Right with respect to the Retracted Shares, the Retracted Shares will be automatically exchanged pursuant to the Voting and Exchange Trust Agreement so as to require New URC to purchase the unredeemed Retracted Shares.

The following certification assumes that the undersigned is either (i) the beneficial holder of the Retracted Shares (referred to as the "**Beneficial Owner**"), or (ii) holds the Retracted Shares on behalf of one or more Beneficial Owners. The undersigned hereby represents and warrants to New URC, CallCo and the Company that the Beneficial owner of the Retracted Shares: (select one)

☐ is
☐ is not

a resident of Canada for purposes of the Income Tax Act (Canada). THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE BENEFICIAL OWNER IS A RESIDENT OF

CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to New URC, CallCo and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by New URC, CallCo or the Company, as the case may be, free and clear of all liens, claims and encumbrances.

______________________	______________________	______________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

Note: *This panel must be completed and this certificate, together with such additional documents and payments (including, without limitation, any applicable stamp taxes) as the Transfer Agent and the Company may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the certificates for the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.*

Date: ______________________

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print): ______________________

____

____

Street Address or P.O. Box: ______________________

Signature of Shareholder: ______________________

City, Province and Postal Code: ______________________

Signature Guaranteed by: ______________________

Note: *If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).*

APPENDIX "J" VOTING AND EXCHANGE TRUST AGREEMENT

See attached.

VOTING AND EXCHANGE TRUST AGREEMENT

THIS VOTING AND EXCHANGE TRUST AGREEMENT made as of ■, 2026 among Uranium Royalty Corp., a corporation existing under the laws of the State of Delaware ("**New URC**"), ■, an unlimited liability corporation existing under the laws of the Province of British Columbia ("**Callco**"), ■, a corporation existing under the laws of the Province of British Columbia ("**Exchangeco**"), and ■, a trust company incorporated under the laws of Canada (the "**Trustee**").

RECITALS:

A. In connection with an arrangement agreement (the "**Arrangement Agreement**") dated April 16, 2026 among URC and the Sweetwater Investors, Exchangeco is to issue exchangeable shares (the "**Exchangeable Shares**") to certain holders of common shares of URC pursuant to an arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) on the terms and conditions set out in the Plan of Arrangement (as defined in the Arrangement Agreement).

B. Pursuant to the Arrangement Agreement, New URC, Callco and Exchangeco are required to enter into a voting and exchange trust agreement (the "**Agreement**") substantially in the form of this Agreement.

C. These recitals and any statements of fact in this Agreement are made by New URC, Callco and Exchangeco and not by the Trustee.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "**Exchangeable Share Provisions**") attaching to the Exchangeable Shares as set out in the articles of Exchangeco and the following terms shall have the following meanings:

"**1933 Act**" has the meaning ascribed thereto in Section 5.10;

"**Agreement**" has the meaning ascribed thereto in Recital B;

"**Arrangement Agreement**" has the meaning ascribed thereto in Recital A;

"**Automatic Exchange Right**" has the meaning ascribed thereto in Section 5.12(b)(2);

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than New URC and its affiliates;

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2;

"**Callco**" has the meaning ascribed thereto in the introductory paragraph;

"**Electronic Methods**" has the meaning ascribed thereto in Section 13.8;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition, proposal or question on which holders of New URC Shares are entitled to vote, consent or otherwise act, the number of votes to which a holder of one New URC Share is entitled with respect to such matter, proposition or question;

"**Exchange Right**" has the meaning ascribed thereto in Section 5.1;

"**Exchangeable Shares**" has the meaning ascribed thereto in Recital A;

"**Exchangeco**" has the meaning ascribed thereto in the introductory paragraph;

"**Indemnified Parties**" has the meaning ascribed thereto in Section 8.1;

"**Insolvency Event**" means (i) the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by Exchangeco of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the *Companies Creditors' Arrangement Act* (Canada) and the Bankruptcy and *Insolvency Act* (Canada), or the failure by Exchangeco to contest in good faith any such proceedings commenced in respect of Exchangeco within 30 days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due, or (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6(a)(iii) of the Exchangeable Share Provisions specified in a retraction request delivered to Exchangeco in accordance with Section 6 of the Exchangeable Share Provisions;

"**Liquidation Event**" has the meaning ascribed thereto in Section 5.12(1)(a);

"**Liquidation Event Effective Date**" has the meaning ascribed thereto in Section 5.12(2);

"**List**" has the meaning ascribed thereto in Section 4.6;

"**New URC**" has the meaning ascribed thereto in the introductory paragraph;

"**New URC Consent**" has the meaning ascribed thereto in Section 4.2;

"**New URC Meeting**" has the meaning ascribed thereto in Section 4.2;

"**New URC Successor**" has the meaning ascribed thereto in Section 10.1(a);

"**Officer's Certificate**" means, with respect to New URC, Callco or Exchangeco, a certificate signed by any one of the respective directors or officers of New URC, Callco or Exchangeco;

"**Other Corporation**" has the meaning ascribed thereto in Section 10.4(c);

"**Other Shares**" has the meaning ascribed thereto in Section 10.4(c);

"**Privacy Laws**" has the meaning ascribed thereto in Section 6.18;

"**Retracted Shares**" has the meaning ascribed thereto in Section 5.7;

"**Special Voting Share**" means the special voting share in the capital of New URC, issued by New URC to and deposited with the Trustee, which, at any time, entitles the holder of record to that number of votes at meetings of holders of New URC Shares equal to the number of Exchangeable Shares outstanding at such time (excluding Exchangeable Shares held by New URC and its affiliates);

"**Support Agreement**" means the support agreement dated the date hereof between New URC, Callco and Exchangeco;

"**Trust**" means the trust created by this Agreement under the laws of the Province of British Columbia;

"**Trust Estate**" means the Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Right and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" has the meaning ascribed thereto in the introductory paragraph; and

"**Voting Rights**" means the voting rights attached to the Special Voting Share.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number, Gender, etc.

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries as herein provided. New URC, as the settlor of the Trust, hereby appoints the Trustee as trustee of the Trust. The Trustee shall hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and shall hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING SHARE

3.1 Issue and Ownership of the Special Voting Share

Immediately following execution and delivery of this Agreement, New URC shall issue to and deposit with the Trustee the Special Voting Share (and shall deliver the certificate representing such share to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. New URC hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of $1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by New URC to the Trustee. During the term of the Trust, and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share; provided, however, that:

(a) the Trustee shall hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, the Trustee shall have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Exchangeco shall cause each certificate representing Exchangeable Shares to bear a legend notifying the Beneficiary of such shares of his, her or its right to instruct the Trustee with respect to the exercise of that portion of the Voting Rights which corresponds to the number of Exchangeable Shares held by each such Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Share, shall be entitled to exercise all of the Voting Rights, including the right to consent to or vote in person or by proxy the Special Voting Share, on any matter, question, proposal or proposition whatsoever that may properly come before the shareholders of New URC at a New URC Meeting or in connection with a New URC Consent. The Voting Rights shall be and remain vested in and exercisable by the Trustee on behalf of the Beneficiaries as provided in this Agreement. Subject to Section 6.15:

(a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries on the record date established by New URC or by applicable law for such New URC Meeting or New URC Consent who are entitled to instruct the Trustee as to the voting thereof;

(b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights in respect of which such Beneficiary is entitled to instruct the Trustee, the Trustee shall not exercise or permit the exercise of such Voting Rights; and

(c) without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Shares outstanding at the relevant time.

4.2 Number of Votes

With respect to all meetings of shareholders of New URC at which holders of New URC Shares are entitled to vote (each, a "**New URC Meeting**") and with respect to all written consents sought by New URC from holders of New URC Shares (each, a "**New URC Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes equal to the Equivalent Vote Amount for each Exchangeable Share owned of record by such Beneficiary at the close of business on the record date established by New URC or by applicable law for such New URC Meeting or New URC Consent, as the case may be (collectively, the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such New URC Meeting or consented to in connection with such New URC Consent.

4.3 Mailings to Shareholders

(1) With respect to each New URC Meeting or New URC Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as New URC utilizes in communications to holders of New URC Shares, subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner of communications and provided that such manner of communications is reasonably available to the Trustee) to each Beneficiary named in the applicable List on the same day as the mailing (or other communication) with respect thereto is commenced by New URC to its shareholders:

(a) a copy of such mailing, together with any related materials, including, without limitation, any proxy circular or information statement or listing particulars, to be provided to shareholders of New URC;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such New URC Meeting or New URC Consent or, pursuant to Section 4.7, to attend such New URC Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give (A) a proxy to such Beneficiary or his, her or its designee to exercise personally such holder's Beneficiary Votes, or (B) a proxy to a designated agent or other representative of New URC to exercise such holder's Beneficiary Votes;

(d) a statement that if no such instructions are received from such Beneficiary, the Beneficiary Votes to which the Beneficiary is entitled will not be exercised;

(e) a form of direction such Beneficiary may use to direct and instruct the Trustee as contemplated herein; and

(f) a statement of (A) the time and date by which such instructions must be received by the Trustee in order for such instructions to be binding upon the Trustee, which in the case of a New URC Meeting shall not be earlier than the close of business on the Business Day immediately prior to the date by which New URC has required proxies to be deposited for such meeting, and (B) of the method for revoking or amending such instructions.

(2) The materials referred to in this Section 4.3 shall be provided to the Trustee by New URC, and the materials referred to in Sections 4.3(1)(b), 4.3(1)(c), 4.3(1)(d), 4.3(1)(e) and 4.3(1)(f) shall (if reasonably practicable to do so) be subject to reasonable comment by the Trustee in a timely manner. Subject to the foregoing, New URC shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of New URC Shares. New URC agrees not to communicate with holders of New URC Shares with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, New URC may, at its option, exercise the duties of the Trustee to deliver copies of all materials to all Beneficiaries as required by this Section 4.3 so long as, in each case, New URC delivers a certificate to the Trustee stating that New URC has undertaken to perform the obligations of the Trustee set forth in this Section 4.3.

(3) For the purpose of determining the number of Beneficiary Votes to which a Beneficiary is entitled in respect of any New URC Meeting or New URC Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by New URC or by applicable law for purposes of determining shareholders entitled to vote at such New URC Meeting or in respect of such New URC Consent. New URC shall notify the Trustee of any decision of the board of directors of New URC with respect to the calling of any New URC Meeting or any New URC Consent and shall provide all necessary information and materials to the Trustee in each case promptly and, in any event, in sufficient time to enable the Trustee to perform the obligations of the Trustee set forth in this Section 4.3.

4.4 Copies of Shareholder Information

New URC shall deliver to the Trustee copies of all proxy materials (including, without limitation, notices of New URC Meetings but excluding proxies to vote New URC Shares), information statements, reports (including, without limitation,

all interim and annual financial statements) and other written communications that, in each case, are to be distributed by New URC from time to time to holders of New URC Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to send those materials to each Beneficiary at the same time as such materials are first sent to holders of New URC Shares. The Trustee shall mail or otherwise send to each Beneficiary, at the expense of New URC, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by New URC) received by the Trustee from New URC contemporaneously with the sending of such materials to holders of New URC Shares. The Trustee shall also make available for inspection, on an appointment basis, during regular business hours by any Beneficiary at the Trustee's principal office in **[Vancouver, British Columbia]** all proxy materials, information statements, reports and other written communications that are:

(a) received by the Trustee as the registered holder of the Special Voting Share and made available by New URC generally to the holders of New URC Shares; or

(b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by New URC.

Notwithstanding the foregoing, New URC may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 4.4 so long as, in each case, New URC delivers a certificate to the Trustee stating that New URC has undertaken to perform the obligations of the Trustee set forth in this Section 4.4.

4.5 Other Materials

As soon as reasonably practicable after receipt by New URC or shareholders of New URC (if such receipt is known by New URC) of any material sent or given by or on behalf of a third party to holders of New URC Shares generally, including dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), provided such material has not been sent to the Beneficiaries by or on behalf of such third party, New URC shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee shall mail or otherwise send to each Beneficiary, at the expense of New URC, copies of all such materials received by the Trustee from New URC. The Trustee shall also make available for inspection, on an appointment basis, during regular business hours by any Beneficiary at the Trustee's principal office in **[Vancouver, British Columbia]** copies of all such materials. Notwithstanding the foregoing, New URC may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 4.5 so long as, in each case, New URC delivers a certificate to the Trustee stating that New URC has undertaken to perform the obligations of the Trustee set forth in this Section 4.5.

4.6 List of Persons Entitled to Vote

Exchangeco shall (a) prior to each annual or other New URC Meeting or the seeking of any New URC Consent, and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a New URC Meeting or New URC Consent, at the close of business on the record date established by New URC or pursuant to applicable law for determining the holders of New URC Shares entitled to receive notice of and/or to vote at such New URC Meeting or to give consent in connection with a New URC Consent. Each such List shall be delivered to the Trustee promptly after receipt by Exchangeco of such request or the record date for such meeting or seeking of consent, as the case may be, and, in any event, within sufficient time as to permit the Trustee to perform its obligations under this Agreement. New URC agrees to give Exchangeco notice (with a copy to the Trustee) of the calling of any New URC Meeting or the seeking of any New URC Consent, together with the record date therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent, so as to enable Exchangeco to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Subject to Section 4.8 and Section 4.11, any Beneficiary named in a List prepared in connection with any New URC Meeting or New URC Consent shall be entitled to (a) instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, (b) attend such meeting and personally exercise

thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled, or (c) appoint a third party as the proxy of the Trustee to attend such meeting and exercise thereat the Beneficiary Votes to which such Beneficiary is entitled except, in each case, to the extent that such Beneficiary has transferred the ownership of any Exchangeable Shares in respect of which such Beneficiary is entitled to Beneficiary Votes after the close of business on the record date for such meeting or seeking of consent.

4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting

(1) In connection with each New URC Meeting and New URC Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions) other than any Beneficiary Votes that are the subject of Section 4.8(2); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(2) To the extent so instructed in accordance with the terms of this Agreement, the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights enabling a Beneficiary to attend a New URC Meeting. Upon submission by a Beneficiary (or its designee) named in the List prepared in connection with the relevant meeting of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary (or its designee) exercising such Beneficiary Votes in accordance with such proxy shall have the same rights in respect of such Beneficiary Votes as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question, proposal or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as New URC utilizes in communications to holders of New URC Shares subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the register of holders of Exchangeable Shares maintained by the registrar. In connection with each such distribution, Exchangeco shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense, a current List, and upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement. Exchangeco's obligations under this Section 4.9 shall be deemed satisfied to the extent New URC exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and Exchangeco provides the required information and materials to New URC.

4.10 Termination of Voting Rights

Except as otherwise provided in the Exchangeable Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall lapse and be deemed to be surrendered by the Beneficiary to New URC or Callco, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon:

(a) the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right;

(b) the occurrence of the automatic exchange of Exchangeable Shares for New URC Shares, as specified in Article 5 (unless New URC shall not have delivered the requisite New URC Shares deliverable in exchange therefor to the Trustee pending delivery to the Beneficiaries);

(c) the retraction or redemption of Exchangeable Shares pursuant to Section 6 or 7 of the Exchangeable Share Provisions;

(d) the effective date of the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs pursuant to Section 5 of the Exchangeable Share Provisions; or

(e) upon the purchase of Exchangeable Shares from the holder thereof by New URC or Callco, as the case may be, pursuant to the exercise by New URC or Callco of the Liquidation Call Right, the Redemption Call Right, the Change of Law Call Right or the Retraction Call Right (unless, in any case, New URC or Callco, as the case may be, shall not have delivered the requisite consideration deliverable in exchange therefor).

4.11 Disclosure of Interest in Exchangeable Shares

The Trustee or Exchangeco shall be entitled to require any Beneficiary or any person whom the Trustee or Exchangeco, as the case may be, knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of "equity securities" of Exchangeco) under Section 5.2 of National Instrument 62–104 *Take-Over Bids and Issuer Bids* or as would be required under the articles of New URC or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, if and only to the extent that the Exchangeable Shares were New URC Shares. If a Beneficiary does not provide the information required to be provided by such Beneficiary pursuant to this Section 4.11, the board of directors of New URC may take any action permitted under the articles or by-laws of New URC or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, with respect to the Voting Rights relating to the Exchangeable Shares held by such Beneficiary as if, and only to that the extent that, the Exchangeable Shares were New URC Shares.

ARTICLE 5
EXCHANGE AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right and Automatic Exchange Right

(1) New URC and, in the case of the Exchange Right, Callco hereby grant to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries (i) the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require New URC or Callco to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary, all in accordance with the provisions of this Agreement, and (ii) the Automatic Exchange Right. Each of New URC and Callco hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Right by New URC or Callco, as the case may be, to the Trustee.

(2) During the term of the Trust, and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Right, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Right, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Exchangeco shall cause each certificate representing Exchangeable Shares to bear a legend notifying the Beneficiary in respect of the Exchangeable Shares represented by such certificate of (a) his, her or its right to instruct the Trustee with

respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by such Beneficiary and (b) the Automatic Exchange Right.

5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from any Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

The purchase price payable by New URC or Callco, as the case may be, for each Exchangeable Share to be purchased by New URC or Callco, as the case may be, pursuant to the exercise of the Exchange Right shall be an amount per share equal to the Exchangeable Share Price on the last Business Day prior to the day of the closing of the purchase and sale of such Exchangeable Share pursuant to such exercise of the Exchange Right, which price may be satisfied only by New URC or Callco, as the case may be, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Exchangeable Share Consideration representing such Exchangeable Share Price. In connection with each exercise of the Exchange Right, New URC or Callco, as the case may be, shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Exchangeable Share Price. Upon payment by New URC or Callco, as the case may be, of the Exchangeable Share Price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid dividends on each such Exchangeable Share by Exchangeco and Exchangeco shall cease to be obligated to pay any amount in respect of such dividends.

5.5 Exercise Instructions

Subject to the terms and conditions set forth herein, a Beneficiary shall be entitled upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary. In order to cause the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of a Beneficiary, such Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in **[Vancouver, British Columbia]** or at such other place as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires New URC or Callco to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the BCBCA, the articles of Exchangeco and such additional documents and instruments as New URC, Exchangeco or the Trustee may reasonably require together with:

(a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require New URC or Callco to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by New URC or Callco free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing New URC Shares issuable in connection with the exercise of the Exchange Right are to be issued, and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to New URC, Exchangeco and the Trustee of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement;

provided that if only apart of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by New URC or Callco pursuant to the exercise of the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Exchangeco.

5.6 Delivery of New URC Shares; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Shares which a Beneficiary desires New URC or Callco to purchase pursuant to the exercise of the Exchange Right, together with a notice of exercise and such other documents and instruments specified by Section 5.5, the Trustee shall notify New URC, Callco and Exchangeco of its

receipt of the same, which notice to New URC, Callco and Exchangeco shall constitute exercise of the Exchange Right by the Trustee on behalf of such Beneficiary in respect of such Exchangeable Shares, and New URC or Callco, as the case may be, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary) the Exchangeable Share Consideration deliverable in connection with such exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to New URC, Callco, Exchangeco and the Trustee of the payment of) the taxes (if any) payable as contemplated by Section 5.7 of this Agreement. Immediately upon the giving of notice by the Trustee to New URC, Callco and Exchangeco of any exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary in respect of such Exchangeable Shares shall be deemed to have transferred to New URC or Callco, as the case may be, all of such Beneficiary's right, title and interest in and to such Exchangeable Shares and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Exchangeable Share Consideration in respect of such Exchangeable Shares, unless such Exchangeable Share Consideration is not delivered by New URC or Callco, as the case may be, to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Exchangeable Share Consideration is so delivered. Upon delivery of such Exchangeable Share Consideration to the Trustee, the Trustee shall promptly deliver such Exchangeable Share Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with the closing of the transaction of purchase and sale contemplated by such exercise of the Exchange Right, the Beneficiary shall be considered and deemed for all purposes to be the holder of the New URC Shares delivered to it pursuant to such exercise of the Exchange Right.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its retraction right under Section 6 of the Exchangeable Share Provisions to require Exchangeco to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by Exchangeco pursuant to Section 6(a)(iii) of the Exchangeable Share Provisions that Exchangeco will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from Exchangeco, and provided that neither New URC nor Callco shall have exercised its Retraction Call Right with respect to the Retracted Shares and that the Beneficiary shall not have revoked the retraction request delivered by the Beneficiary to Exchangeco pursuant to Section 6(a)(iv) of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Exchangeco is unable to redeem. In any such event, Exchangeco hereby agrees with the Trustee, and in favour of the Beneficiary, promptly to notify the Trustee of such prohibition against Exchangeco and to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Exchangeco or to the Transfer Agent in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Exchangeco is not permitted to redeem and will require New URC or, at the option of New URC, Callco to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale or transfer of Exchangeable Shares to New URC pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, the share certificate or certificates representing the New URC Shares to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Shares so sold or transferred or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold or transferred; provided, however, that such Beneficiary (a) shall pay (and none of New URC, Callco, Exchangeco or the Trustee shall be required to pay) any documentary, stamp, transfer of other taxes or duties that may be payable in respect of any sale or transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary including, without limitation, in the event that Exchangeable Shares are being delivered, sold or transferred in the name of a clearing service or depositary or a nominee thereof, or (b) shall have evidenced to the satisfaction of New URC, Callco, Exchangeco and the Trustee that such taxes or duties (if any) have been paid.

5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, New URC and Exchangeco shall give written notice thereof to the

Trustee. As soon as practicable after receiving notice from New URC or Exchangeco of the occurrence of an Insolvency Event, or upon the Trustee otherwise becoming aware of an Insolvency Event, the Trustee shall mail to each Beneficiary, at the expense of New URC (such funds to be received in advance), a notice of such Insolvency Event in the form provided by New URC, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 U.S. Securities Law Compliance and Listing of New URC Shares

The shares of New URC to be issued or delivered upon the exchange, retraction or redemption of the Exchangeable Shares will not be eligible for the exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the "**U.S. Securities Act**"). The shares of New URC issuable upon exchange, retraction or redemption of the Exchangeable Shares are expected to be issued outside the United States in offshore transactions pursuant to Regulation S under the U.S. Securities Act only to holders that provide the applicable confirmations required under the Exchangeable Share terms and related agreements. Shares of New URC so issued may be resold only pursuant to Regulation S, another available exemption or exclusion from the registration requirements of the U.S. Securities Act or pursuant to an effective resale registration statement under the U.S. Securities Act. Pursuant to the Exchangeable Share Support Agreement among New URC, ExchangeCo and CallCo, New URC will use its commercially reasonable efforts to file, as promptly as practicable after the date the arrangement contemplated by the Arrangement Agreement is declared effective, cause to be effective as promptly as practicable after the filing thereof, and cause to remain effective at all times that any shares of New URC to be issued or delivered to holders of the Exchangeable Shares remain outstanding, unless such shares of New URC can be sold without restriction under Rule 144, a resale registration statement on an appropriate form under the U.S. Securities Act for the shares of New URC issued or issuable in connection with the exchange, retraction or redemption of the Exchangeable Shares. Unless the resale registration statement is effective and a U.S. prospectus is available, any shares of New URC issued or delivered to a non-U.S. holder (whether as a registered or beneficial holder) in connection with an exchange, retraction or redemption of the Exchangeable Shares, the exercise by New URC or CallCo of any call rights with respect to the Exchangeable Shares, or the liquidation of ExchangeCo during the 6-month distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold, and upon exchange of such Exchangeable Shares, a non-U.S. holder must comply with this limitation on resale prior to any exempted sale, including sales under Rule 144.

5.11 New URC Shares

New URC hereby represents, warrants and covenants that the New URC Shares deliverable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of New URC

(1) New URC shall give the Trustee written notice of each of the following events (each, a "**Liquidation Event**") at the time set forth below:

(a) in the event of any determination by the board of directors of New URC to institute voluntary liquidation, dissolution or winding-up proceedings with respect to New URC or to effect any other distribution of assets of New URC among its shareholders for the purpose of winding up its affairs, at least 30 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b) as soon as practicable following the earlier of (A) receipt by New URC of notice of, and (B) New URC otherwise becoming aware of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of New URC or to effect any other distribution of assets of New URC among its shareholders for the purpose of winding up its affairs, in each case where New URC has failed to contest in good faith any such proceeding commenced in respect of New URC within 30 days of becoming aware thereof.

(2) As soon as practicable following receipt by the Trustee from New URC of notice of a Liquidation Event, the Trustee shall give notice thereof to the Beneficiaries. Such notice shall be provided by New URC to the Trustee and shall include a brief description of the automatic exchange of Exchangeable Shares for New URC Shares provided for in Section 5.12(3) (the "**Automatic Exchange Right**").

(3) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of New URC Shares in the distribution of assets of New URC in connection with a Liquidation Event, immediately prior to the effective

date (the "**Liquidation Event Effective Date**") of a Liquidation Event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by New URC and its affiliates) shall be automatically exchanged for one New URC Share. To effect such automatic exchange, New URC or Callco, as applicable, shall purchase each such Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall sell each Exchangeable Shares held by it at such time, free and clear of any lien, claim or encumbrance, for a purchase price per share equal to the Exchangeable Share Price immediately prior to the Liquidation Event Effective Date, which price shall be satisfied in full by New URC or Callco, as the case may be, delivering to such holder the Exchangeable Share Consideration representing such Exchangeable Share Price. For greater certainty, the Beneficiary shall upon delivery of the Exchangeable Share Consideration cease to have any rights to be paid by Exchangeco any amount in respect of declared and unpaid dividends on the Exchangeable Shares.

(4) The closing of the transaction of purchase and sale contemplated by any exercise of the Automatic Exchange Right shall be deemed to have occurred at the close of business on the Business Day immediately prior to the Liquidation Event Effective Date, and each Beneficiary shall be deemed to have transferred to New URC or Callco, as the case may be, all of such Beneficiary's right, title and interest in and to the Exchangeable Shares held by such Beneficiary free and clear of any lien, claim or encumbrance and the related interest in the Trust Estate, any right of each such Beneficiary to receive declared and unpaid dividends from Exchangeco shall be deemed to be satisfied and discharged, and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and New URC or Callco, as the case may be, shall deliver or cause to be delivered to the Trustee, for delivery to such Beneficiary, the Exchangeable Share Consideration deliverable to such Beneficiary upon such exercise of the Automatic Exchange Right. Concurrently with each such Beneficiary ceasing to be a holder of Exchangeable Shares, such Beneficiary shall be considered and deemed for all purposes to be the holder of the New URC Shares included in the Exchangeable Share Consideration to be delivered to such Beneficiary and the certificates held by such Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with New URC or Callco, as the case may be, pursuant to the exercise of the Automatic Exchange Right shall thereafter be deemed to represent the New URC Shares issued to such Beneficiary by New URC or Callco, as the case may be, pursuant to the exercise of the Automatic Exchange Right. Upon the request of any Beneficiary and the surrender by such Beneficiary of Exchangeable Share certificates deemed to represent New URC Shares, duly endorsed in blank and accompanied by such instruments of transfer as New URC or the transfer agent of New URC or Callco, as the case may be, may reasonably require, New URC or Callco, as the case may be, shall deliver or cause to be delivered to such Beneficiary certificates representing the New URC Shares of which the Beneficiary is the holder.

5.13 Withholding Rights

New URC, Callco, Exchangeco and the Trustee shall be entitled to deduct and withhold from any dividend, distribution, price or other consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or New URC Shares such amounts as New URC, Callco, Exchangeco or the Trustee is required to deduct and withhold with respect to such payment under the Tax Act or United States tax laws or any provision of federal, provincial, territorial, state, local or foreign tax Law, in each case as amended or succeeded. The Trustee may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New URC, Callco, Exchangeco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New URC, Callco, Exchangeco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and New URC, Callco, Exchangeco or the Trustee, as the case may be, shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 No Fractional Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of a New URC Share upon the exercise of the Exchange Right or Automatic Exchange Right hereunder and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from the Company, New URC or Callco, as the case may be, a cash payment equal to such fractional interest multiplied by the Current Market Price.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

(1) The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Share from New URC as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes on the direction and behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right from New URC and Callco, and the Automatic Exchange Right from New URC, as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Right, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries any requisite documents and distributing to such Beneficiaries the Exchangeable Share Consideration to which such Beneficiaries are entitled pursuant to the exercise of the Exchange Right or the Automatic Exchange Right, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of New URC, Callco and Exchangeco under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement to be carried out by the Trustee.

(2) In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

(3) The Trustee, in exercising its rights, powers, duties and authorities hereunder, shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(4) The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to New URC, Callco and Exchangeco that, at the date of execution and delivery of this Agreement, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Supreme Court of British Columbia for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

(1) (a) Each of New URC, Callco and Exchangeco irrevocably authorizes the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and New URC Shares; and

(b) requisition, from time to time, from any such registrar or transfer agent, any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

(2) Each of New URC and Callco irrevocably authorizes its respective registrar and Transfer Agent to comply with all such requests and covenants that it shall supply the Trustee or its transfer agent, as the case may be, in a timely manner with duly executed share certificates for the purpose of completing the exercise from time to time of all rights to acquire New URC Shares hereunder, under the Exchangeable Share Provisions and under any other security or commitment given to the Beneficiaries pursuant thereto, in each case pursuant to the provisions hereof or of the Exchangeable Share Provisions or otherwise.

6.4 Books and Records

The Trustee shall keep available for inspection during regular business hours by New URC, Callco and Exchangeco at the Trustee's principal office in Vancouver, British Columbia correct and complete books and records of account relating to the Trust created by, and Trustee's actions under, this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Right. On or before January 15, 2027, and on or before January 15 in every year thereafter, so long as the Special Voting Share is registered in the name of the Trustee, the Trustee shall transmit to New URC, Callco and Exchangeco a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance and delivery by New URC or Callco of New URC Shares in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported.

6.5 Income Tax Returns and Reports

The Trustee shall, upon New URC's request, prepare and file, or cause to be prepared and filed, on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law, by any court, tribunal, government, governmental or regulatory agency or public official, or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors (who may be experts or advisors to New URC, Callco and/or Exchangeco) as the Trustee considers necessary or advisable. If requested by the Trustee, New URC shall retain or caused to be retained qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

(1) The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Right and the Automatic Exchange Right pursuant to Article 5.

(2) None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Right or the Automatic Exchange Right except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

(1) New URC, Callco and/or Exchangeco shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by New URC, Callco and/or Exchangeco or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights, the Exchange Right or the Automatic Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of New URC, Callco and/or Exchangeco promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives New URC, Callco and/or Exchangeco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2) Such evidence shall consist of an Officer's Certificate of New URC, Callco and/or Exchangeco or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

(3) Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Right or the taking of any other action to be taken by the Trustee at the request or on the application of

New URC, Callco and/or Exchangeco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert or any other person whose qualifications give authority to a statement made by such person; provided, however, that if such report or opinion is furnished by a director, officer or employee of New URC, Callco and/or Exchangeco it shall be in the form of an Officer's Certificate or a statutory declaration.

(4) Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(c) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert, whether retained by the Trustee or by New URC, Callco and/or Exchangeco or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

(c) pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested or reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of British Columbia, trustees are authorized to invest trust moneys or as otherwise agreed upon in writing by the Trustee and Exchangeco, provided that such securities are stated to mature within two years after their purchase by the Trustee and the Trustee shall so invest such money on the written direction of Exchangeco. Pending the investment of any money as herein provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Exchangeco, in the deposit department of the Trustee or any other specified loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits. The Trustee shall not be held liable for any losses incurred in the investment of any funds as herein provided and all interest on monies held by or on behalf of the Trustee shall be for the account of Exchangeco and held by the Trustee for the benefit of Exchangeco.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of New URC, Callco and/or Exchangeco or of the respective directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine. The Trustee shall have the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation or regulation. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation or regulation, then it shall have the right to resign on fifteen days written notice to the other parties to this Agreement, provided that (a) the Trustee's written notice shall describe the circumstances of such non-compliance and (b) if such circumstances are rectified to the Trustee's satisfaction within such fifteen day period, such resignation shall not be effective.

6.14 Authority to Carry on Business

The Trustee represents to New URC, Callco and Exchangeco that, at the date of execution and delivery by it of this Agreement, it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Right and the other rights granted in or resulting from the Trustee being a party to this Agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

(1) If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been adjudicated by a final judgement of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right, Automatic Exchange Right or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

(2) If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for, by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17 Third Party Interests

Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this Agreement, for or to the credit of such party, either (a) is not intended to be used by or on behalf of any third party, or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

6.18 Privacy

(1) The parties acknowledge that Canadian federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, no party shall take or direct any action that would contravene, or cause the others to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees (a) to have a designated chief privacy officer, (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry, (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the other parties or the individual involved, (d) not to sell or otherwise improperly disclose personal information to any third party, and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

(2) The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about the parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Agreement and other services that may be requested from time to time;

(b) to help the Trustee manage its servicing relationships with such individuals;

(c) to meet the Trustee's legal and regulatory requirements; and

(d) if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verifying an individual's identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in connection with this Agreement for the purposes described above, in the manner and on the terms described in its Privacy Code, including revisions thereto, available on the Trustee's website (■) or upon request.

(3) The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

New URC, Callco and Exchangeco jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and shall reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes (other than taxes based on the net income or capital of the Trustee), fees paid to legal counsel and other experts and advisors and agents and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, in each case reasonably incurred by the Trustee in connection with its duties under this Agreement; provided, however, that New URC, Callco and Exchangeco

shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation or any such proceedings in which the Trustee is determined to have acted in bad faith or with fraud, gross negligence or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

(1) New URC, Callco and Exchangeco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without bad faith, fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by New URC, Callco or Exchangeco pursuant hereto. Notwithstanding any other provision of this Agreement, any liability of the Trustee, except where same results from bad faith, fraud, gross negligence or willful misconduct on the part of the Trustee, shall be limited to an amount equal to the annual retainer paid by the parties to the Trustee under this agreement in the 12 months immediately prior to the Trustee receiving the first notice of claim. Notwithstanding any other provisions of this Agreement, the Trustee shall not be liable for any (i) breach by any other party of any applicable securities legislation, (ii) lost profits, or (iii) punitive, consequential or special damages of any Person.

(2) The Trustee shall promptly notify New URC, Callco and Exchangeco of a claim or of any action commenced against any Indemnified Parties promptly after the Trustee or any of the Indemnified Parties shall have received written assertion of such a claim or action or have been served with a summons or other first legal process giving information as to the nature and basis of the claim or action; provided, however, that the omission to so notify New URC, Callco or Exchangeco shall not relieve New URC, Callco or Exchangeco of any liability which any of them may have to any Indemnified Party except to the extent that any such delay prejudices the defence of any such claim or action or results in any increase in the liability which New URC, Callco or Exchangeco have under this indemnity. Subject to (ii) below, New URC, Callco and Exchangeco shall be entitled to participate at their own expense in the defence and, if New URC, Callco and Exchangeco so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless (i) the employment of such counsel has been authorized by New URC, Callco or Exchangeco, or (ii) the named parties to any such suit include both the Trustee and New URC, Callco or Exchangeco and the Trustee shall have been advised by counsel acceptable to New URC, Callco and Exchangeco that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to New URC, Callco or Exchangeco and that, in the judgement of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case New URC, Callco and Exchangeco shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of the Trust and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the bad faith, fraud, gross negligence or willful misconduct on the part of the Trustee.

8.3 Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of act of god, riots, terrorism, acts of war, epidemics, pandemics or governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 8.3.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to New URC, Callco and Exchangeco specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless New URC, Callco and Exchangeco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, New URC, Callco and Exchangeco shall promptly appoint a successor trustee, which successor trustee shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces and territories of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, New URC, Callco and Exchangeco shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by New URC, Callco and Exchangeco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee, provided that such removal shall not take effect until the date of acceptance of appointment by the successor trustee.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to New URC, Callco and Exchangeco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of New URC, Callco and Exchangeco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, New URC, Callco, Exchangeco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, New URC, Callco and Exchangeco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If New URC, Callco or Exchangeco shall fail to cause such notice to be mailed within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of New URC, Callco and Exchangeco.

ARTICLE 10
NEW URC SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding, New URC shall not enter into any transaction (whether by way of reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale for otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of an amalgamation or merger, of the continuing corporation resulting therefrom, provided that it may do so if:

(a) such other person or continuing corporation (the "**New URC Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the New URC Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such New URC Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of New URC under this Agreement; and

(b) such transaction shall be upon such terms and conditions as to substantially preserve and not impair any of the rights, duties, powers and authorities of the Trustee or the holders of the Exchangeable Shares.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the parties, if required by Section 10.1, shall execute and deliver the supplemental trust agreement provided for in Section 10.1(a) and thereupon the New URC Successor and such other person that may then be the issuer of the New URC Shares shall possess and from time to time may exercise each and every right and power of New URC under this Agreement in the name of New URC or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of New URC or any officers of New URC may be done and performed with like force and effect by the directors or officers of such New URC Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing (a) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of New URC (other than Exchangeco or Callco) with or into New URC, (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of New URC (other than Exchangeco or Callco), provided that all of the assets of such subsidiary are transferred to New URC or another wholly-owned direct or indirect subsidiary of New URC, (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of New URC among the shareholders of such subsidiary for the purpose of winding up its affairs, and (d) any such transactions which are expressly permitted by this Article 10.

10.4 Successor Transactions

Notwithstanding the foregoing provisions of this Article 10, in the event of a New URC Control Transaction:

(a) in which New URC merges or amalgamates with, or in which all or substantially all of the then outstanding New URC Shares are acquired by, one or more other corporations to which New URC is, immediately before such merger, amalgamation or acquisition, "related" within the meaning of the Tax Act (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);;

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions; and

(c) in which all or substantially all of the then outstanding New URC Shares are converted into or exchanged for shares or rights to receive such shares (the "**Other Shares**") of another corporation (the "**Other Corporation**") that, immediately after such New URC Control Transaction, owns or controls, directly or indirectly, New URC;;

then, (i) all references herein to "New URC" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "New URC Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to this Agreement immediately subsequent to the New URC Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions, or the exchange of such shares pursuant to this Agreement had occurred immediately prior to the New URC Control Transaction and the New URC Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of

the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of this Agreement and without any further action required, and (ii) New URC shall cause the Other Corporation to deposit one or more voting securities of such Other Corporation to allow Beneficiaries to exercise voting rights in respect of the Other Corporation substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

Subject to Section 11.2, 11.4 and 13.1 this Agreement may not be amended or modified except by an agreement in writing executed by New URC, Callco, Exchangeco and the Trustee and approved by the Beneficiaries in accordance with Section 12(b) of the Exchangeable Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of New URC, Callco and Exchangeco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) evidencing the succession of New URC Successors and the covenants of and obligations assumed by each such New URC Successor in accordance with the provisions of Article 10;

(c) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of New URC, Callco and Exchangeco and in the opinion of the Trustee it may be expedient to make, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(d) making such changes or corrections which, on the advice of counsel to New URC, Callco, Exchangeco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that each such board of directors and the Trustee shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Exchangeco, at the request of New URC, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the articles of Exchangeco, the Exchangeable Share Provisions and all applicable laws.

11.4 Changes in Capital of New URC and Exchangeco

Notwithstanding the provisions of Section 11.1, at all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either New URC Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which New URC Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. Notwithstanding the provisions of Section 11.1, from time to time New URC, Callco and Exchangeco (in each case, when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of New URC Successors and the covenants of and obligations assumed by each such New URC Successor in accordance with the provisions of Article 10 and the successors of the Trustee or any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Right which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to New URC, Callco, Exchangeco, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation to make or evidence any amendment or modification to this Agreement as contemplated hereby; provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of New URC, Callco and Exchangeco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 12(b) of the Exchangeable Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely

as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and, subject to the terms hereof, to the benefit of the Beneficiaries.

13.3 Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this Agreement shall be sufficiently given if delivered in person or if sent by e-mail to the parties at the following addresses:

(a) In the case of New URC, Callco or Exchangeco, at the following address:

■

Attention: ■
e-mail: ■

with copies (which shall not constitute notice) to:

■

Attention: ■
e-mail: ■

(b) In the case of Trustee, at the following addresses:

■

Attention: ■
e-mail: ■

and such notice or other communication shall be deemed to have been given and received (x) if delivered on a Business Day prior to 5:00 p.m. (local time in the place where the notice or other communication is received), on the date of delivery, or (y) otherwise, on the next Business Day. Either party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

13.4 Notice to Beneficiaries

Any notice, request or other communication to be given to a Beneficiary shall be given or sent to the address of the holder recorded in the securities register of Exchangeco or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder, in any manner permitted by the articles of Exchangeco, and shall be deemed received at the time specified by such articles. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken pursuant thereto.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

13.7 Attornment

Each of New URC, Callco, Exchangeco and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and New URC hereby appoints Exchangeco at its registered office in the Province of British Columbia as attorney for service of process.

13.8 Communications Methods

The Trustee shall be entitled to treat a pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee ("**Electronic Methods**") from a person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) the authorized representative of a party, as sufficient instructions and authority of the party for the Trustee to act and shall have no duty to verify or confirm that such person is so authorized. The parties hereto acknowledges that they are fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than Electronic Methods.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

URANIUM ROYALTY CORP.

By: ______________________________
Name:
Title:

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By: ______________________________
Name: ■
Title: ■

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By: ______________________________
Name: ■
Title: ■

By: ______________________________
Name: ■
Title: ■

By: ______________________________
Name: ■
Title: ■

APPENDIX "K" EXCHANGEABLE SHARE SUPPORT AGREEMENT

See attached.

EXCHANGEABLE SHARE SUPPORT AGREEMENT

THIS EXCHANGEABLE SHARE SUPPORT AGREEMENT made as of ■ 2026 among Uranium Royalty Corp., a corporation existing under the laws of the State of Delaware ("**New URC**"), ■, an unlimited liability corporation existing under the laws of the Province of British Columbia ("**Callco**"), and ■, a corporation existing under the laws of the Province of British Columbia ("**Exchangeco**").

RECITALS:

A. In connection with an arrangement agreement (the "**Arrangement Agreement**") dated April 16, 2026 among URC and the Sweetwater Investors, Exchangeco is to issue exchangeable shares (the "**Exchangeable Shares**") to certain holders of common shares of URC pursuant to an arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) (the "**Arrangement**") on the terms and conditions set out in the Plan of Arrangement (as defined in the Arrangement Agreement).

B. Pursuant to the Arrangement Agreement, New URC, Callco and Exchangeco are required to enter into an exchangeable share support agreement (the "**Agreement**") substantially in the form of this Agreement.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "**Exchangeable Share Provisions**") attaching to the Exchangeable Shares as set out in the articles of Exchangeco, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4 Date of any Action and Computation of Time

If the date on which any action is required to be taken hereunder by any person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada, unless otherwise specified.

1.5 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
COVENANTS OF NEW URC AND EXCHANGECO

2.1 Covenants Regarding Exchangeable Shares

So long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding, New URC shall:

(a) not take any action that will result in the declaration or payment of any dividend or make any other distribution on the New URC Shares unless:

(i) Exchangeco shall (A) simultaneously declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an "**Equivalent Dividend**"), and (B) have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend; or

(ii) if the dividend or other distribution is a stock or share dividend or distribution of stock or shares, and if Exchangeco so chooses as an alternative to taking the action described in (i), in lieu of such dividend or other distribution on the New URC Shares, Exchangeco shall:

(A) effect a corresponding, contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares (as determined in accordance with the Exchangeable Share Provisions) (an "**Equivalent Stock Subdivision**"), and

(B) have sufficient authorized but unissued securities available to enable the Equivalent Stock Subdivision;

(b) advise Exchangeco sufficiently in advance of the declaration by New URC of any dividend or other distribution on the New URC Shares and take all such other actions as are reasonably necessary or desirable, in co-operation with Exchangeco, to ensure that:

(i) the respective declaration date, record date and payment date for an Equivalent Dividend shall be the same as the declaration date, record date and payment date for the corresponding dividend or other distribution on the New URC Shares; or

(ii) the record date and effective date for an Equivalent Stock Subdivision shall be the same as the record date and payment date for the corresponding stock or share dividend or distribution of stock or shares, in lieu of such a dividend or other distribution on the New URC Shares;

(c) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Exchangeco to deliver or cause to be delivered New URC Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of Sections 5, 6 or 7, as the case may be, of the Exchangeable Share Provisions;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the Trustee in accordance with applicable law to perform its obligations under the Voting and Exchange Trust Agreement, including, without limitation, all such actions and all such things as are reasonably necessary or desirable to enable and permit the Trustee in its capacity as trustee under the Voting and Exchange Trust Agreement to exercise such number of votes in respect of a New URC Meeting or a New URC Consent (as such terms are defined in the Voting and Exchange Trust Agreement) as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time other than those held by New URC and its affiliates;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit New URC or Callco, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit New URC or Callco, as the case may be, to deliver or cause to be delivered New URC Shares or other property to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as the case may be; and

(f) not exercise its vote as a shareholder of Exchangeco to initiate the voluntary liquidation, dissolution or winding up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs.

2.2 Segregation of Funds

New URC will cause Exchangeco to deposit a sufficient amount of funds in a separate account of Exchangeco and segregate a sufficient amount of such other assets and property as is necessary to enable Exchangeco to pay or otherwise satisfy its obligations with respect to the applicable dividend, Liquidation Amount, Retraction Price or Redemption Price, in each case once such amounts become payable under the terms of this Agreement or the Exchangeable Share Provisions. Exchangeco will use such funds, assets and property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Reservation of New URC Shares

New URC hereby represents, warrants and covenants in favour of Exchangeco and Callco that New URC has reserved for issuance and shall, at all times while any Exchangeable Shares are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of New URC Shares (or other shares or securities into which New URC Shares may be reclassified or changed as contemplated by Section 2.7):

(a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and

(b) as are now and may hereafter be required to enable and permit each of New URC, Callco and Exchangeco to meet its obligations under the Voting and Exchange Trust Agreement, the Exchangeable Share Provisions and any other security or commitment relating to the Arrangement pursuant to which New URC may now or hereafter be required to issue or cause to be issued New URC Shares.

2.4 Notification of Certain Events

In order to assist New URC to comply with its obligations hereunder and to permit New URC or Callco to exercise, as the case may be, the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right, as applicable, Exchangeco shall notify New URC and Callco of each of the following events at the time set forth below:

(a) in the event of any determination by the board of directors of Exchangeco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly upon the earlier of (i) receipt by Exchangeco of notice of, and (ii) Exchangeco otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs;

(c) immediately, upon receipt by Exchangeco of a Retraction Request;

(d) on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions;

(e) as soon as practicable upon the issuance by Exchangeco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares pursuant to the Arrangement); and

(f) promptly, upon receiving notice of a Change of Law.

2.5 Delivery of New URC Shares

Upon notice from Callco or Exchangeco of any event that requires Callco or Exchangeco to deliver or cause to be delivered New URC Shares to any holder of Exchangeable Shares, New URC shall forthwith issue and deliver or cause to be delivered the requisite number of shares of New URC Shares for the benefit of Callco or Exchangeco, as appropriate, and Callco or Exchangeco, as the case may be, shall forthwith cause to be delivered the requisite number of New URC Shares to be received by or for the benefit of the former holder of the surrendered Exchangeable Shares. All such New URC Shares shall be duly authorized and validly issued as fully paid, non-assessable, free of pre-emptive rights and shall be free and clear of any lien, claim or encumbrance.

2.6 Qualification of New URC Shares

(1) The shares of New URC to be issued or delivered upon the exchange, retraction or redemption of the Exchangeable Shares will not be eligible for the exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the "**U.S. Securities Act**"). The shares of New URC issuable upon exchange, retraction or redemption of the Exchangeable Shares are expected to be issued outside the United States in offshore transactions pursuant to Regulation S under the U.S. Securities Act only to holders that provide the applicable confirmations required under the Exchangeable Share terms and related agreements. Shares of New URC so issued may be resold only pursuant to Regulation S, another available exemption or exclusion from the registration requirements of the U.S. Securities Act or pursuant to an effective resale registration statement under the U.S. Securities Act. New URC will use its commercially reasonable efforts to file, as promptly as practicable after the date the Arrangement declared effective, cause to be effective as promptly as practicable after the filing thereof, and cause to remain effective at all times that any shares of New URC to be issued or delivered to holders of the Exchangeable Shares remain outstanding, unless such shares of New URC can be sold without restriction under Rule 144, a resale registration statement on an appropriate form under the U.S. Securities Act for the shares of New URC issued or issuable in connection with the exchange, retraction or redemption of the Exchangeable Shares. Unless the resale registration statement is effective and a U.S. prospectus is available, any shares of New URC issued or delivered to a non-U.S. holder (whether as a registered or beneficial holder) in connection with an exchange, retraction or redemption of the Exchangeable Shares, the exercise by New URC or CallCo of any call rights with respect to the Exchangeable Shares, or the liquidation of ExchangeCo during the 6-month distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold, and upon exchange of such Exchangeable Shares, a non-U.S. holder must comply with this limitation on resale prior to any exempted sale, including sales under Rule 144.

(2) Notwithstanding any other provision of the Exchangeable Share Provisions, or any term of this Agreement, the Voting and Exchange Trust Agreement or the Plan of Arrangement, no New URC Shares shall be issued (and New URC will not be required to issue any New URC Shares) in connection with any liquidation, dissolution or winding-up of Exchangeco, or any retraction, redemption or any other exchange, direct or indirect, of Exchangeable Shares, if such issuance of New URC Shares would not be permitted by applicable laws.

2.7 Economic Equivalence

(1) So long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding:

(a) New URC shall not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions:

(i) issue or distribute New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) to the holders of all or substantially all of the then outstanding New URC

Shares by way of stock or share dividend or other distribution, other than an issue of New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) to holders of New URC Shares (A) who exercise an option to receive dividends in New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding New URC Shares entitling them to subscribe for or to purchase New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding New URC Shares (A) shares or securities of New URC of any class other than New URC Shares (or securities convertible into or exchangeable for or carrying rights to acquire New URC Shares), (B) rights, options, warrants or other assets other than those referred to in Section 2.7(1)(a)(ii), (C) evidence of indebtedness of New URC or (D) assets of New URC;

unless, in each case, Exchangeco issues or distributes the economic equivalent of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by New URC in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

(b) New URC shall not without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions:

(i) subdivide, redivide or change the then outstanding New URC Shares into a greater number of New URC Shares; or

(ii) reduce, combine, consolidate or change the then outstanding New URC Shares into a lesser number of New URC Shares; or

(iii) reclassify or otherwise change the New URC Shares or effect an amalgamation, merger, reorganization or other transaction affecting the New URC Shares;

unless, in each case, the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable Shares; provided, however, that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by New URC in order to give effect to and to consummate the transactions contemplated by, and in accordance with the Arrangement Agreement and the Plan of Arrangement.

(2) The board of directors of Exchangeco shall determine, in good faith and in its sole discretion, acting reasonably (with the assistance of such financial or other advisors as the board of may determine), "economic equivalence" for the purposes of any event referred to in Section 2.7(1)(a) or Section 2.7(1)(b) and each such determination shall be conclusive and binding on New URC. In making each such determination, the following factors shall, without excluding other factors determined by the board of directors of Exchangeco to be relevant, be considered by the board of directors of Exchangeco:

(a) in the case of any stock or share dividend or other distribution payable in New URC Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of New URC Shares previously outstanding;

(b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase New URC Shares (or securities exchangeable for or convertible into or carrying rights to acquire New URC Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each New URC Share and the Current Market Price of a New URC Share, the price volatility of the New URC Shares and the terms of any such instrument;

(c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of New URC of any class other than New URC Shares, any rights, options or warrants other than those referred to in Section 2.7(2)(b), any evidences of indebtedness of New URC or any assets of New URC), the relationship between the fair market value (as determined by the board of directors of Exchangeco in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding New URC Share and the Current Market Price of a New URC Share;

(d) in the case of any subdivision, redivision or change of the then outstanding New URC Shares into a greater number of New URC Shares or the reduction, combination, consolidation or change of the then outstanding New URC Shares into a lesser number of New URC Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting New URC Shares, the effect thereof upon the then outstanding New URC Shares; and

(e) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of New URC Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(3) Exchangeco agrees that, to the extent required, upon due notice from New URC, Exchangeco shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Exchangeco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the New URC Shares and Exchangeable Shares as provided for in this Section 2.7.

2.8 Tender Offers

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to New URC Shares (an "**Offer**") is proposed by New URC or is proposed to New URC or its shareholders and is recommended by the board of directors of New URC, or is otherwise effected or to be effected with the consent or approval of the board of directors of New URC, and the Exchangeable Shares are not redeemed by Exchangeco or purchased by New URC or Callco pursuant to the Redemption Call Right, New URC and Exchangeco will use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than New URC and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of New URC Shares, without discrimination. Without limiting the generality of the foregoing, New URC and Exchangeco will use reasonable efforts in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against Exchangeco (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Exchangeco to redeem, or New URC or Callco to purchase pursuant to the Redemption Call Right, Exchangeable Shares in the event of a New URC Control Transaction.

2.9 New URC and Affiliates Not to Vote Exchangeable Shares

Each of New URC and Callco covenants and agrees that it shall appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Each of New URC and Callco further covenants and agrees that it shall not, and shall cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the BCBCA (or any successor or other corporate statute by which Exchangeco may in the future be governed) with respect to any Exchangeable Shares held by it or by its affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares; provided however, for further clarity, that this Section 2.9 shall not in any way restrict the right of New URC or any of its affiliates to vote their common shares of Exchangeco in accordance with the Exchangeable Share Provisions.

2.10 Ordinary Market Purchases

For greater certainty, nothing contained in this Agreement, including without limitation the obligations of New URC contained in Section 2.8, shall limit the ability of New URC (or any of its affiliates) to make ordinary market or other voluntary purchases of New URC Shares in accordance with applicable laws and regulatory or stock exchange requirements.

2.11 Ownership of Outstanding Shares

Without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 12(b) of the Exchangeable Share Provisions, New URC covenants and agrees in favour of Exchangeco that, as long as any outstanding Exchangeable Shares not owned by New URC or its affiliates are outstanding, New URC will be and remain the direct or indirect beneficial owner of all issued and outstanding common shares in the capital of Exchangeco and Callco. Notwithstanding the foregoing, New URC shall not be in violation of this Section 2.11 if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of New URC or the New URC Shares pursuant to any merger or similar transaction involving New URC pursuant to which New URC is not the surviving corporation.

ARTICLE 3
NEW URC SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by New URC or its affiliates are outstanding, New URC shall not enter into any transaction (whether by way of reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of an amalgamation or merger, of the continuing corporation resulting therefrom, provided that it may do so if:

(a) such other person or continuing corporation (the "**New URC Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence the assumption by the New URC Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such New URC Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of New URC under this Agreement; and

(b) such transaction shall be upon such terms and conditions as to preserve and not to impair any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Exchangeable Shares;

and provided, however, for greater certainty, this Section 3.1 does not apply to a New URC Control Transaction which, if completed, will result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the New URC Successor and such other person that may then be the issuer of the New URC Shares shall possess and from time to time may exercise each and every right and power of New URC under this Agreement in the name of New URC or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of New URC or any officers of New URC may be done and performed with like force and effect by the directors or officers of such New URC Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing (a) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of New URC (other than Exchangeco or Callco) with or into New URC, (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of New URC (other than Exchangeco or Callco), provided that all of the assets of such subsidiary are transferred to New URC or another wholly-owned direct or indirect subsidiary of New URC, (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of New URC among the shareholders of such subsidiary for the purpose of winding up its affairs, and (d) any such transactions are expressly permitted by this Article 3.

3.4 Successorship Transaction

Notwithstanding the foregoing provisions of this Article 3, in the event of a New URC Control Transaction:

(a) in which New URC merges or amalgamates with, or in which all or substantially all of the then outstanding New URC Shares are acquired by, one or more other corporations;

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions; and

(c) in which all or substantially all of the then outstanding New URC Shares are converted into or exchanged for shares or rights to receive shares (the "**Other Shares**") of another corporation (the "**Other Corporation**");

then all references herein to "New URC" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "New URC Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the New URC Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or the Plan of Arrangement, or the exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the New URC Control Transaction and the New URC Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including without limitation, any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person other than New URC and any of its affiliates.

4.2 Changes in Capital of New URC and Exchangeco

Notwithstanding the provisions of Section 4.4, at all times after the occurrence of any event contemplated pursuant to Section 2.7 and Section 2.8 or otherwise, as a result of which either New URC Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which New URC Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4 Amendments, Modifications

Subject to Section 4.2, Section 4.3 and Section 4.5 this Agreement may not be amended or modified except by an agreement in writing executed by New URC, Callco and Exchangeco and approved by the holders of the Exchangeable Shares in accordance with Section 12(b) of the Exchangeable Share Provisions. No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5 Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all of the parties hereto if the board of directors of each of New URC, Callco and Exchangeco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) evidencing the succession of New URC Successors and the covenants of and obligations assumed by each such New URC Successor in accordance with the provisions of Article 3;

(c) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of New URC, Callco and Exchangeco, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(d) making such changes or corrections hereto which, on the advice of counsel to New URC, Callco and Exchangeco, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained herein, provided that the boards of directors of each of New URC, Callco and Exchangeco shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

provided that no amendment or modification under this Section 4.5 shall adversely affect the rights or interests of the holders of the Exchangeable Shares without approval of the holders in accordance with Section 12(b) of the Exchangeable Share Provisions.

4.6 Meeting to Consider Amendments

Exchangeco, at the request of New URC, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.4. Any such meeting or meetings shall be called and held in accordance with the articles of Exchangeco, the Exchangeable Share Provisions and all applicable laws.

4.7 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

4.8 Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this Agreement shall be sufficiently given if delivered in person or if sent by e-mail to the parties at the following addresses:

(a) In the case of New URC, Callco or Exchangeco, at the following address:

■

Attention: ■
e-mail: ■

with copies (which shall not constitute notice) to:

■

Attention: ■
e-mail: ■

and such notice or other communication shall be deemed to have been given and received (x) if delivered on a Business Day prior to 5:00 p.m. (local time in the place where the notice or other communication is received), on the date of delivery, or (y) otherwise, on the next Business Day. Either party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

4.9 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.10 Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

URANIUM ROYALTY CORP.

By: ______________________________
Name:
Title:

■

By: ______________________________
Name:
Title:

■

By: ______________________________
Name:
Title:

APPENDIX "L" SECTION 190 OF THE CBCA

190 (1) **Right to dissent** - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) **Further right -** A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) **If one class of shares** - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) **Payment for shares** - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) **No partial dissent** - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) **Objection** - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) **Notice of resolution** - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) **Demand for payment** - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) **Share certificate** - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) **Forfeiture** - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) **Endorsing certificate** - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) **Suspension of rights** - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) **Offer to pay** - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) **Same terms** - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) **Payment** - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) **Corporation may apply to court** - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court** - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) **Venue** - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) **No security for costs** - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) **Parties** - On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) **Powers of court** - On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) **Appraisers** - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) **Final order** - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) **Interest** - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) **Notice that subsection (26) applies** - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) **Effect where subsection (26) applies** - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) **Limitation** - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX "M" SUMMARY COMPARISON OF RIGHTS OF HOLDERS OF URC SHARES AND NEW URC SHARES

The rights of Shareholders are governed by the CBCA and by the Company's by-laws. Following the Arrangement, Shareholders who receive New URC Shares as part of the Arrangement will become New URC Shareholders and, as such, their rights will be governed by Delaware Law and by the certificate of incorporation and bylaws of New URC.

The following is a summary of the material differences between the rights of Shareholders and the rights of New URC Shareholders. This summary is not a complete comparison of rights that may be of interest, and Shareholders should therefore read the full text of the CBCA, the DGCL, and the Company's by-laws, and the certificate of incorporation and bylaws of New URC. The certificate of incorporation and bylaws of New URC are expected to be substantially similar to the constating documents of the Company.

CBCA	DGCL
Authorized Capital Stock	
The authorized share capital of the Company consists of: (i) an unlimited number of common shares without par value and without special rights or restrictions attached; and (ii) an unlimited number of preferred shares without par value and with special rights, privileges, restrictions and conditions attached.	Under the DGCL, a corporation's certificate of incorporation must specify the number of shares of each class of stock and their par value, or include a statement that such shares are without par value. The certificate of incorporation must also set forth the designations, powers, preferences, rights, qualifications, limitations and restrictions of each class of shares, if any. Under the DGCL, a corporation's certificate of incorporation can give the board of directors the authority to issue preferred stock in one or more series, with such designations and special rights and restrictions as determined by the board of directors.
Declaration of Dividends	
Under the CBCA, the directors shall not declare, and a corporation shall not pay, a dividend if there are reasonable grounds for believing that: (a) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. The Company's by-laws provide that directors may, from time to time, declare dividends payable to Shareholders according to their respective rights and interests in the Company.	The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation's surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.
Shareholder Action by Written Consents	
Under the CBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.	Under the DGCL, any action required or permitted to be taken at a stockholder meeting may be taken without a meeting if consents in writing are signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation.
Election of Directors	
Under the CBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Neither	Under the DGCL, stockholders are not entitled to cumulative voting in the election of directors unless provided for in the corporation's certificate of incorporation.

<table>
<tr><td>our amended articles, amended bylaws, nor the CBCA provide for cumulative voting.</td><td></td></tr>
<tr><th colspan="2">Removal of Directors</th></tr>
<tr><td>Under the CBCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office, with or without cause.</td><td>Under the DGCL any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, unless the board is classified, cumulative voting is permitted by the certificate of incorporation or the certificate of incorporation provides otherwise.</td></tr>
<tr><th colspan="2">Majority Voting</th></tr>
<tr><td>Under the CBCA, director candidates standing for election must receive at least a majority of votes in favour of their election in order to be elected.</td><td>Unless a majority voting standard is provided for in the corporation's certificate of incorporation or bylaws, by default under the DGCL, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors.</td></tr>
<tr><th colspan="2">Required Vote for Certain Transactions</th></tr>
<tr><td>Under the CBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, will require the approval of a special majority of shareholders, meaning holders of shares representing not less than two thirds of those votes cast in respect of a shareholder vote addressing such matters.</td><td>Generally, under the DGCL, certain mergers, consolidation, sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a corporation or dissolution of the corporation requires the approval of a majority of the outstanding voting stock of the corporation entitled to vote thereon.</td></tr>
<tr><th colspan="2">Quorum of Shareholders</th></tr>
<tr><td>The Company's amended bylaws will provide that a quorum for general meetings of shareholders requires at least two persons, present in person or by proxy, holding not less than 25% of the total number of issued and outstanding shares of the Company having voting rights at such meeting.</td><td>Under the DGCL, unless otherwise provided in the certificate of incorporation, with respect to any matter, a quorum for a meeting of stockholders requires the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy.</td></tr>
<tr><th colspan="2">Shareholder Access to Corporate Records</th></tr>
<tr><td>Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice and subject to other conditions, may examine certain of the records of a corporation during usual business hours and take extracts free of charge, and any other person may do so on payment of a reasonable fee.</td><td>Under the DGCL, a stockholder of record has the right to inspect the books and records of the corporation, provided that such inspection is for a proper purpose which is reasonably related to such stockholder's interest as a stockholder.</td></tr>
<tr><th colspan="2">Annual Meeting of Shareholders</th></tr>
<tr><td>The Company's amended articles and bylaws will permit the Company to hold shareholder meetings at any location within Canada, the United States or such other place as the board of directors may determine in their discretion. The board of directors may arrange shareholder meetings to be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notice of the time and place of a meeting of shareholders must be sent at least 21 days and not more than 60 days prior to the meeting to each shareholder entitled to vote at the meeting.</td><td>Under the DGCL, a corporation must hold an annual meeting of stockholders in a place designated by the certificate of incorporation or bylaws, whether inside or outside of Delaware, or, if not so designated, as determined by the board of directors and on a date and at a time designated in the bylaws, except as otherwise provided by law. Written notice of every meeting of stockholders must be given to each stockholder of record not less than 10 nor more than 60 days before the date of the meeting.</td></tr>
</table>

Special Meetings of Shareholders	
Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.	Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.
Anti-takeover Provisions and Interested Shareholder Transactions	
As permitted by the CBCA, the Company's amended articles will provide that the board of directors may fix the number of preferred shares in, and determine the designation of the shares of, each series and create, define and attach rights and restrictions to the preferred shares without shareholder approval. Neither the CBCA nor the Company's amended articles will restrict the Company from adopting a shareholder rights plan. The CBCA does not restrict related party transactions.	Under the DGCL, a certificate of incorporation may provide the board of directors with the ability to designate the terms of and issue a new class or series of preferred stock, and to issue a stockholder rights plan. Delaware corporations are subject to Delaware's "business combination" statute. In general, such statute prohibits a corporation from engaging in any business combination transactions with an interested stockholder for a period of three years after the time that the stockholder became an interested stockholder, unless approved by the board of directors beforehand or upon satisfaction of other criteria.
Interested Director Transactions	
Under the CBCA, a director who has a conflict of interest in any transaction must promptly disclose the nature and extent of the conflict and may not vote on any board resolutions to approve such transaction, subject to certain exceptions under the CBCA. Excluded directors will, however, count for purposes of quorum. A director is liable to account to the corporation for any profit that accrues to the director under or as a result of the interested transaction.	Under the DGCL, a transaction in which a director of the corporation has a conflict of interest is not void or voidable solely because of the director's conflict, solely because the director is present at or participates in the meeting of the board of directors or committee which authorizes the transaction or solely because any such director's vote is counted for such purpose, if (a) the material facts of the conflict of interest are known to or disclosed to the board of directors or the committee and the board of directors or committee in good faith authorizes the transaction by a majority of the votes of the disinterested directors, (b) the material facts of the conflict of interest are known or disclosed to the stockholders of the corporation and the transaction is approved in good faith by the stockholders, or (c) the board of directors can demonstrate that the transaction is fair as to the corporation as of the time it is approved by the board of directors, committee or stockholders.
Directors and Officers' Liability and Indemnification	
Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity of another entity (an "indemnifiable person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. An	Under the DGCL, a corporation has the power to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour, in each case by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and subject to certain other limitations.

indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii), above.	
Oppression Remedy	
The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court's discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The DGCL does not expressly provide for a similar remedy.